     As filed with the Securities and Exchange Commission on October 26, 1998
                                                      Registration No. 333-62067

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                       COMMUNITY SAVINGS BANKSHARES, INC.
    (Exact name of registrant as specified in its articles of incorporation)

                                ----------------

          DELAWARE                      6711                 (BEING APPLIED FOR)
  -------------------------      ------------------         --------------------
      (State or other            (Primary Standard            (I.R.S. Employer
      jurisdiction of         Industrial Classification      Identification No.)
incorporation or organization)      Code Number)

                              660 U.S. Highway One
                         North Palm Beach, Florida 33408
                                 (561) 881-4800
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              James B. Pittard, Jr.
                      President and Chief Executive Officer
                              660 U.S. Highway One
                         North Palm Beach, Florida 33408
                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

                                    Copy to:
                            Raymond A. Tiernan, Esq.
                              Philip R. Bevan, Esq.
                            Cristin M. Zeisler, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                                   12th Floor
                             Washington, D.C. 20005
                                   -----------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]




====================================================================================================
                                       AMOUNT
    TITLE OF EACH CLASS OF              TO BE         PURCHASE PRICE     AGGREGATE      REGISTRATION
 SECURITIES TO BE REGISTERED          REGISTERED        PER SHARE      OFFERING PRICE       FEE
====================================================================================================
Common Stock, $1.00 par value
per share.......................   17,192,500 shares     $10.00        $171,925,000(1)    $50,718(1)
====================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee which has been previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

================================================================================

                                   PROSPECTUS

                       COMMUNITY SAVINGS BANKSHARES, INC.

             (Proposed Holding Company for Community Savings, F. A.)
              Minimum of 9,392,500 and Maximum of 12,707,500 Shares
            of Common Stock, Consisting of a Minimum of 4,871,209 and
                 Maximum of 6,590,357 Shares of Conversion Stock
       and a Minimum of 4,521,291 and Maximum of 6,117,143 Exchange Shares

         Community Savings Bankshares, Inc. (the "Company"), a Delaware corporation, is offering shares of its common stock, par value $1.00 per share (the "Common Stock"), in connection with the conversion and reorganization of Community Savings, F. A. (the "Association") from the two-tier mutual holding company structure to the stock holding company structure. The Association is currently a wholly owned subsidiary of Community Savings Bankshares, Inc., a federal corporation (the "Mid-Tier Holding Company"), which is the wholly owned subsidiary of ComFed, M. H. C. (the "MHC"), both of which will be merged out of existence, and the Association will become a wholly owned subsidiary of the Company.

         THE OFFERINGS. Pursuant to a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan") adopted by the Association, the Mid-Tier Holding Company and the MHC, the Association will become a subsidiary of the Company upon consummation of the transactions described herein (collectively, with the Offerings (as hereinafter defined), the "Conversion"). Pursuant to the Plan, nontransferable subscription rights to subscribe for up to 6,590,357 shares (which may be increased to 7,578,961 shares under certain circumstances described below) of Common Stock (the "Conversion Stock") have been granted to certain depositors and borrowers of the Association as of specified record dates, the Employee Stock Ownership Plan ("ESOP"), and directors, officers and employees of the Association, subject to the limitations described herein (the "Subscription Offering"). Commencing concurrently with the Subscription Offering, and subject to the prior rights of holders of subscription rights, the right of the Company, the MHC, the Mid-Tier Holding Company and the Association (the "Primary Parties") to reject such orders in whole or in part and the other limitations described herein, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering, if any, for sale to shareholders of the Mid-Tier Holding Company as of _________ __, 1998 other than the MHC (the "Eligible Public Shareholders") (the "Eligible Public Shareholders Offering"). After satisfying those with subscription rights and the Eligible Public Shareholders, the Company is offering shares of Conversion Stock in a community offering (the "Community Offering") to certain members of the general public to whom a copy of this Prospectus is delivered by or on behalf of the Company, with preference given to natural persons residing in the counties in which the Association has an office. The Subscription Offering, the Community Offering and the Eligible Public Shareholders Offering are collectively referred to as the "Offerings."
                        (CONTINUED ON THE FOLLOWING PAGE)

         PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 25 FOR A DISCUSSION OF VARIOUS FACTORS TO BE CONSIDERED BY INVESTORS.

         THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         FOR INFORMATION ON HOW TO SUBSCRIBE FOR SHARES OF CONVERSION STOCK, PLEASE CALL THE STOCK CENTER AT 1-888-642-0084.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY OTHER FEDERAL
       AGENCY OR STATE SECURITIES COMMISSION, NOR HAS ANY SUCH COMMISSION,
          OFFICE OR AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

================================================================================
                                                   Estimated
                                                 Underwriting
                                  Subscription  Fees and Other    Estimated Net
                                    Price(1)      Expenses(2)      Proceeds(3)
                                  ------------  --------------    -------------

Minimum Per Share                 $     10.00     $      .29       $      9.71
--------------------------------------------------------------------------------
Midpoint Per Share                $     10.00     $      .25       $      9.75
--------------------------------------------------------------------------------
Maximum Per Share                 $     10.00     $      .23       $      9.77
--------------------------------------------------------------------------------
Maximum Per Share, as adjusted    $     10.00     $      .21       $      4.79
--------------------------------------------------------------------------------
Total Minimum(1)                  $48,712,090     $1,396,493       $47,315,597
--------------------------------------------------------------------------------
Total Midpoint(1)                 $57,306,590     $1,455,795       $55,850,795
--------------------------------------------------------------------------------
Total Maximum(1)                  $65,903,570     $1,515,115       $64,388,455
--------------------------------------------------------------------------------
Total Maximum, as adjusted(1)(4)  $75,789,610     $1,583,328       $74,206,282
================================================================================

(1) Based upon the minimum, midpoint, maximum and 15% above the maximum, respectively, of the portion of the independent appraisal attributable to the Conversion Stock.
(2) Consists of the estimated costs to be incurred in connection with the Conversion, including estimated fixed expenses of $1,062,000 and marketing fees to be paid to Friedman, Billings Ramsey & Co., Inc. ("FBR") in connection with the Offerings, which fees are estimated to be a minimum of $334,493 and a maximum of $453,115. See "The
         Conversion - Marketing Arrangements." The actual fees and expenses may vary from the estimates. Such fees paid to FBR may be deemed to be underwriting fees. See "Pro Forma Data."
(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in the Offerings and other factors. Does not give effect to purchases of shares of Conversion Stock by the Company's ESOP, which initially will be deducted from the Company's shareholders' equity. For the effects of such purchases, see "Capitalization" and "Pro Forma Data."
(4) As adjusted to give effect to the sale of up to an additional 15% of the shares that may be offered without resolicitation of subscribers or any right of cancellation.


                        ---------------------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

              The date of this Prospectus is _______________, 1998.

         THE EXCHANGE. As a result of the Conversion, each share of common stock, par value $1.00 per share, of the Mid-Tier Holding Company (the "Mid-Tier Holding Company Common Stock") held by the MHC, which currently holds 2,620,144 shares or 51.34% of the outstanding Mid-Tier Holding Company Common Stock, will be cancelled and each share of Mid-Tier Holding Company Common Stock as of the date hereof, held by Shareholders other than the MHC (the "Public Mid-Tier Holding Company Shares") will be converted into shares of Common Stock (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares (the "Public Shareholders") owning in the aggregate approximately the same percentage of the Company as they owned of the Mid-Tier Holding Company, before giving effect to (a) the payment of cash in lieu of fractional Exchange Shares or (b) any shares of Common Stock purchased by such shareholders in the Offerings described herein or the ESOP (the "Exchange"). As discussed under "Independent Valuation" below and herein, the final Exchange Ratio will be determined based on the Public Shareholders' ownership interest and not on the market value of the Public Mid-Tier Holding Company Shares.

         The Primary Parties have engaged FBR to consult with and advise them in the Conversion, and FBR has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. FBR is not obligated to take or purchase any shares of Conversion Stock in the Offerings. See "The Conversion - Marketing Arrangements."

         THE SUBSCRIPTION OFFERING WILL TERMINATE AT NOON, EASTERN TIME, ON _______, 1998 (THE "EXPIRATION DATE"), UNLESS EXTENDED WITH APPROVAL OF THE OFFICE OF THRIFT SUPERVISION ("OTS"), IF NECESSARY. THE ELIGIBLE PUBLIC SHAREHOLDERS OFFERING AND THE COMMUNITY OFFERING ARE EXPECTED TO TERMINATE AT THE SAME TIME AS THE SUBSCRIPTION OFFERING. THE ELIGIBLE PUBLIC SHAREHOLDERS OFFERING AND THE COMMUNITY OFFERING MUST BE COMPLETED WITHIN 45 DAYS AFTER THE CLOSE OF THE SUBSCRIPTION OFFERING, OR ________, 1998, UNLESS EXTENDED FOR A MAXIMUM OF 90 DAYS AT A TIME WITH THE APPROVAL OF THE OTS, IF NECESSARY, EXCEPT THAT THE EXTENSIONS MAY NOT GO BEYOND ______, 2000. Orders submitted are irrevocable until the completion of the Conversion; provided that, if the Conversion is not completed within the 45-day period referred to above, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be canceled. If the Offerings are extended beyond ________, 1998, all subscribers will be given the opportunity to modify or cancel their orders and subscribers who do not affirmatively elect to continue with an order will have their funds returned promptly with interest (and any withdrawal authorizations will be canceled). See "The Conversion - The Offerings
- Subscription Offering."


         INDEPENDENT VALUATION. FinPro, Inc. ("FinPro") has prepared an independent appraisal, which states that the estimated pro forma market value of the Common Stock was $110,500,000 as of October 5, 1998 (the "Appraisal"). The Appraisal was multiplied by the MHC's adjusted percentage interest in the Mid-Tier Holding Company to determine a midpoint ($57,306,590), and the minimum and maximum range were set at 15% below and above the midpoint, respectively, resulting in a range of $48,712,090 to $65,903,570 for the Conversion Stock (the "Estimated Valuation Range").

         Based upon the Estimated Valuation Range, the Exchange Ratio is expected to range from 1.8203 Exchange Shares to 2.4628 Exchange Shares for each share of the Mid-Tier Holding Company Common Stock outstanding (other than those held by the MHC, which will be canceled). Accordingly, the value of the Exchange Shares is expected to range from $45,212,910 to $61,171,430, or between 4,521,291 and 6,117,143 Exchange Shares. The Estimated Valuation Range may be increased or decreased to reflect changes in market and economic conditions prior to completion of the Conversion, and under certain circumstances specified herein subscribers will be resolicited and given the right to modify or cancel their orders. See "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

         PURCHASE LIMITATIONS. The Plan sets forth various purchase limitations which are applicable in the Offerings. See "The Conversion - The Offerings - Subscription Offering," "Eligible Public Shareholders Offering,"- Community Offering," and "- Limitations on Conversion Stock Purchases."

         RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES. No person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that a purchase of Common Stock is solely for such purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares. See "The Conversion
- Restrictions on Transfer of Subscription Rights and Shares." The Primary Parties will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

         MARKET FOR COMMON STOCK. The Mid-Tier Holding Company Common Stock is currently quoted on The Nasdaq Stock Market under the symbol "CMSV." The Company has applied to The Nasdaq Stock Market to have the Common Stock quoted on The Nasdaq Stock Market under the same symbol upon completion of the Conversion. See "Market for Common Stock."

         REQUIRED APPROVALS. The consummation of the Conversion is subject to the receipt of various regulatory approvals and the approval of the members of the MHC and the shareholders of the Mid-Tier Holding Company in the manner set forth herein.

              [MAP TO BE INSERTED WHICH SHOWS THE STATE OF FLORIDA,
         WITH AN ENLARGEMENT OF INDIAN RIVER, ST. LUCIE, BREVARD, MARTIN
    AND PALM BEACH COUNTIES SHOWING THE CITIES IN WHICH OFFICES ARE LOCATED.]


                        [GRAPHIC OMITTED IN EDGAR COPY.]


         THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

--------------------------------------------------------------------------------

                                     SUMMARY

         THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION REGARDING THE COMPANY, THE MID-TIER HOLDING COMPANY, THE ASSOCIATION AND THE MHC AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE MID-TIER HOLDING COMPANY APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS CONSISTING OF ESTIMATES WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, THE MID-TIER HOLDING COMPANY AND THE ASSOCIATION. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO VARIOUS FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE ESTIMATES. THESE FACTORS INCLUDE CHANGES IN GENERAL ECONOMIC AND MARKET CONDITIONS, AND THE DEVELOPMENT OF AN INTEREST RATE ENVIRONMENT THAT ADVERSELY AFFECTS THE INTEREST RATE SPREAD OR OTHER INCOME ANTICIPATED FROM THE COMPANY'S AND THE ASSOCIATION'S OPERATIONS AND INVESTMENTS. SEE "RISK FACTORS" FOR A DISCUSSION OF OTHER FACTORS THAT MIGHT CAUSE ACTUAL RESULTS TO DIFFER FROM SUCH ESTIMATES.

COMMUNITY SAVINGS BANKSHARES, INC.

         Community Savings Bankshares, Inc., is a Delaware corporation organized in August 1998 by the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion. Upon completion of the Conversion, the only significant assets of the Company will be all of the outstanding Association common stock, $1.00 par value per share ("Association Common Stock"), the note evidencing the Company's loan to the ESOP and the portion of the net proceeds from the Offerings retained by the Company. The business of the Company will initially consist of the business of the Association. See "Business" and "Regulation - The Company."

THE MID-TIER HOLDING COMPANY

         The Mid-Tier Holding Company is a federally chartered mid-tier stock holding company organized in August 1997 in order to effect the reorganization of the Association and the MHC into a two-tier mutual holding company structure ("Mid-Tier Reorganization"). The only significant asset of the Mid-Tier Holding Company is its investment in the Association. The Mid-Tier Holding Company is majority owned by the MHC, a federally chartered mutual holding company. Effective September 30,1997, the Mid-Tier Holding Company acquired all of the issued and outstanding Association Common Stock in connection with the Mid-Tier Reorganization. At that time, each share of Association Common Stock was converted into one share of Mid-Tier Holding Company Common Stock. As of the date hereof, the MHC owned 2,620,144 shares (or 51.34%) of Mid-Tier Holding Company Common Stock with the remaining 2,483,816 shares (or 48.66%) being owned by the Public Shareholders. The Mid-Tier Reorganization was accounted for at historical cost in a manner similar to a pooling of interests. Therefore, all financial information has been presented as if the Mid-Tier Holding Company had been in existence for all periods included in this Prospectus. At June 30, 1998, the Mid-Tier Holding Company had total assets of $765.5 million, total loans of $527.4 million, total deposits of $574.4 million and total shareholders' equity of $83.1 million.

         Pursuant to the Conversion, the Mid-Tier Holding Company will convert to a federal interim savings association and merge with and into the Association, with the Association as the survivor. As a result, the Mid-Tier Holding Company will cease to exist.

COMMUNITY SAVINGS, F. A.

         The Association, founded in 1955, is a federally chartered savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Association has been a member of the Federal Home Loan Bank of Atlanta ("FHLB") since 1955. The Association is regulated by the OTS. On October 24, 1994, the Association completed a reorganization into a federally chartered mutual holding company (the "MHC Reorganization"). As part of the MHC Reorganization, the Association organized a new federally chartered stock savings association and transferred substantially all of its assets and liabilities to the stock savings association in exchange for a majority of the common stock of the stock savings association. In connection with the MHC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reorganization, the Association issued 2,379,856 shares of Association Common Stock to the public resulting in net proceeds of $34.0 million. The remaining 2,620,144 shares of Association Common Stock were issued to the MHC.

         The Association is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public in the Association's market area and using such funds, together with other borrowings, to invest primarily in various residential real estate loans, commercial business loans and mortgage-related securities as well as United States Government and agency securities, mutual funds and corporate debt securities. At June 30, 1998, the Association's total assets were $765.3 million, including $527.4 million of loans and $154.6 million of securities (including securities available-for-sale). The Association's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings and loan association dedicated to providing quality retail financial products and personalized customer service. The Association has implemented this strategy by emphasizing retail deposits as its primary source of funds and investing a substantial part of such funds in locally-originated residential first mortgage loans, in mortgage-related securities and in other liquid investment securities. Specifically, the Association's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution and maintaining a strong core customer base; (ii) emphasizing traditional lending and investment activities; (iii) maintaining asset quality; (iv) maintaining a strong retail deposit base; (v) managing interest rate risk while achieving desirable levels of profitability; and (vi) pursuing controlled growth. Highlights of the Association's business strategy, include the following:

o COMMUNITY-ORIENTED INSTITUTION. The Association is committed to meeting the financial needs of its customers in Palm Beach, Martin, St. Lucie, Indian River and Brevard counties in Florida, the communities in which it operates, through its branch network of 21 full-service branch offices and two loan production offices. Management believes that the Association can be more effective in servicing its customers than many of its non-local competitors because of its ability to quickly and effectively provide senior management responses to customer needs and inquiries and its extensive knowledge of the local market.

o EMPHASIS ON TRADITIONAL LENDING AND INVESTMENT ACTIVITIES. Since its inception in 1955, the Association has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. As of June 30, 1998, 75.6% of the Association's total loan portfolio consisted of one- to four-family residential mortgage loans. To supplement local mortgage loan originations and purchases, the Association invests in investment securities as well as (i) mutual funds which invest primarily in mortgage-backed and related securities and U.S. Government and agency securities and (ii) mortgage-backed and related securities that are primarily issued or guaranteed by the U.S. Government or agencies thereof. Mortgage-backed and related securities and investment securities (including mutual funds) represented 10.9% and 13.8% of total assets, respectively. Investing in single-family residential loans and various types of mortgage-backed and related securities and U.S. Government agency securities is generally considered to involve less risk than other types of investments including commercial and multi-family residential real estate loans.

o MAINTAIN ASSET QUALITY. Management believes that high asset quality is a key to long-term financial success and, as a result, the investments which are emphasized by the Association are intended to maintain a high level of asset quality and moderate credit risk. At June 30, 1998, the Association's non-performing assets (which include loans past due 90 days or more and real estate acquired or deemed acquired by foreclosure) amounted to $2.1 million, or 0.27%, of total assets. At June 30, 1998, the Association's allowance for loan losses amounted to $2.8 million, or 202.6% of the Association's non-performing loans.

o EMPHASIS ON RETAIL DEPOSITS. The Association's liability strategy emphasizes retail deposits drawn from the 21 full-service offices in its market area rather than institutional or wholesale deposits. At June 30, 1998, 38.5% of the Association's deposit base of $574.4 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and statement savings and money market deposit accounts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

o INTEREST RATE RISK MANAGEMENT. The Association has sought to manage interest rate risk by investing a substantial portion of its assets in adjustable-rate mortgage ("ARM") loans and other adjustable-rate loans, in short- and medium-term United States Government and agency securities and investment securities, in mutual funds that invest in adjustable-rate securities, and in short- and medium-term fixed-rate mortgage-backed securities. Of the Association's total investment in loans, mortgage-backed and related securities and investment securities at June 30, 1998, $ 331.4 million, or 46.2%, had adjustable interest rates. Management seeks to manage the Association's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At June 30, 1998, total interest-earning assets repricing or maturing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $3.4 million, representing a positive 0.44% cumulative one-year gap ratio.

o CONTROLLED GROWTH. The Association has sought to grow its asset base carefully primarily through expansion of its banking franchise combined with emphasizing increased locally generated loan originations. To that end, the Association's total assets have grown $242.2 million or 46.3% from $523.2 million at September 30, 1993 to $765.5 million at June 30, 1998.

         The Association's executive office is located at 660 U.S. Highway One, North Palm Beach, Florida, and its telephone number is (561) 881-4800.

COMFED, M. H. C.

         ComFed, M. H. C. is a federally chartered mutual holding company chartered on October 24, 1994 in connection with the MHC Reorganization. The MHC's primary asset is 2,620,144 shares of Mid-Tier Holding Company Common Stock, which represents 51.34% of the shares of Mid-Tier Holding Company Common Stock outstanding as of the date of this Prospectus. The MHC's only other asset consists of cash totalling approximately $206,000 at June 30, 1998 (which will become an asset of the Association upon consummation of the Conversion). As part of the Conversion, the MHC will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity.

THE CONVERSION

         On July 29, 1998, the Boards of Directors of the Association, the Mid-Tier Holding Company and the MHC adopted the Plan, and on August 6, 1998 the Association incorporated the Company under Delaware law as a first-tier wholly owned subsidiary of the Association. Pursuant to the Plan, (i) the Mid-Tier Holding Company will convert to an interim federal savings association and simultaneously merge with and into the Association, (ii) the MHC will convert to an interim federal stock savings institution and simultaneously merge with and into the Association, pursuant to which the MHC will cease to exist and the 2,620,144 shares of Mid-Tier Holding Company Common Stock held by the MHC will be canceled, and (iii) an interim savings institution ("Interim") to be formed as a wholly owned subsidiary of the Company solely for such purpose will then merge with and into the Association. As a result of the merger of Interim with and into the Association, the Association will become a wholly owned subsidiary of the Company and the 2,483,816 outstanding Public Mid-Tier Holding Company Shares will be converted into Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon completion of the Conversion (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Mid-Tier Holding Company Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion (as adjusted to reflect the excess dividends previously waived by the MHC), before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares and (b) any shares of Conversion Stock purchased by the Public Shareholders in the Offerings. See "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

         Because the MHC has previously waived dividends declared by the Mid-Tier Holding Company (and dividends declared by the Association prior to the Mid-Tier Reorganization) and paid to the Public Shareholders, for purposes of the Conversion the respective percentage ownership interests of the MHC and the Public Shareholders were adjusted

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
to reflect the excess waived dividends. As a result, the MHC's percentage interest increased from 51.34% to 51.86%, and the aggregate percentage interest of the Public Shareholders decreased from 48.66% to 48.14%. These ownership interests will be adjusted immediately prior to consummation of the Conversion to reflect excess additional dividends waived by the MHC subsequent to the date hereof in accordance with current regulatory policies.

         In addition to the Exchange Shares to be issued to the Public Shareholders pursuant to the Exchange, the Company is offering shares of Conversion Stock in the Offerings as part of the Conversion. See "-The Offerings" below and "The Conversion - The Offerings."

         The following diagram outlines the current organizational structure of the parties' ownership interests:

                        CURRENT ORGANIZATIONAL STRUCTURE


      -----------------------             ---------------------------------
      |  ComFed, M. H. C.   |             |   Holders of Public Mid-Tier  |
      |                     |             |      Holding Company Shares   |
      -----------------------             ---------------------------------
                 |                                         |
          51.34% |                                         | 48.66%
          ---------------------------------------------------------
          |                 Mid-Tier Holding Company              |
          ---------------------------------------------------------
                                     |
                                     | 100%
          ---------------------------------------------------------
          |                 Community Savings, F. A.               |
          ---------------------------------------------------------

         The following diagram reflects the resulting structure of the parties upon consummation of the Conversion, including (i) the merger of the MHC and the Mid-Tier Holding Company (following their conversion into interim federal stock savings associations) with and into the Association, (ii) the merger of Interim with and into the Association, pursuant to which the Public Mid-Tier Holding Company Shares will be converted into Exchange Shares, and (iii) the offering of Conversion Stock. The aggregate percentage interest of the holders of Public Mid-Tier Holding Company Shares was decreased from 48.66% to 48.14% to reflect the dividends that were paid previously to the Public Shareholders but waived by the MHC. The diagram assumes that there are no fractional Exchange Shares and does not give effect to (i) purchases of Conversion Stock by holders of Public Mid-Tier Holding Company Shares or (ii) the exercise of outstanding stock options under the Mid-Tier Holding Company's 1995 Stock Option Plan.

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

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                         STRUCTURE AFTER THE CONVERSION

   ------------------------------------       ------------------------------
   |                                  |       | Holders of Public Mid-Tier |
   |   Purchasers of Conversion Stock |       |   Holding Company Shares   |
   ------------------------------------       ------------------------------
                       51.86% |                       | 48.14%
                              |                       |
          ---------------------------------------------------------
          |            Community Savings Bankshares, Inc.         |
          ---------------------------------------------------------
                                     |
                                     |
                                     | 100%
          ---------------------------------------------------------
          |                 Community Savings, F. A.              |
          ---------------------------------------------------------

         Pursuant to OTS regulations, consummation of the Conversion is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the members of the MHC (who are depositors and certain borrowers of the Association) ("Members") as of the close of business on ____ __, 1998 (the "Voting Record Date") at a special meeting of Members called for the purpose of submitting the Plan for approval (the "Members' Meeting"), and
(2) the approval of the holders of at least two-thirds of the outstanding shares of Mid-Tier Holding Company Common Stock held by the MHC and the Public Shareholders (collectively, the "Shareholders"), as of the Voting Record Date at a special meeting of Shareholders called for the purpose of considering the Plan (the "Shareholders' Meeting"). The MHC intends to vote its shares of Mid-Tier Holding Company Common Stock, which amount to 51.34% of the outstanding shares, in favor of the Plan at the Shareholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Shareholders at the Shareholders' Meeting. The consummation of the Conversion is also contingent on the receipt of various approvals of the OTS.

PURPOSES OF THE CONVERSION

         One of the principal purposes of the Conversion is to structure the Company in the stock form, a form used by most other holding companies of savings institutions and commercial banks and most other business entities. The increase in capital resulting from the Offerings will support the future expansion of operations of the Association, as well as possible diversification into other banking-related businesses and for other business or investment purposes. Although there are no current arrangements, understandings or agreements regarding such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any additional opportunities for such expansion that may arise in the future.

         If the Association had undertaken a standard conversion involving the formation of a stock holding company in 1994, applicable OTS regulations would have required almost twice the amount of common stock to be sold than the $34.0 million of net proceeds raised in the MHC Reorganization. Management of the Association believed at such time that its ability to generate sufficient loan volume, particularly in its market area, would have made it difficult to prudently invest in a timely manner the significantly larger amount of capital that would have been raised in a standard conversion, when compared to the net proceeds raised in connection with the MHC Reorganization. A standard conversion in 1994 also would have immediately eliminated all aspects of the mutual form of organization. The
                                        9

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

--------------------------------------------------------------------------------
Association conducted the Mid-Tier Reorganization primarily in order to be able to conduct stock repurchases without incurring adverse tax effects. At all times subsequent to the completion of the Mid-Tier Reorganization and the Boards' determination to proceed with the Conversion, the level of the market price of the Mid-Tier Holding Company Common Stock was in excess of the level at which the Board believed stock repurchases would be deemed a prudent and appropriate use of the Mid-Tier Holding Company's resources.

         The Offerings will further increase the capital of the Company and the Association and provide them with additional flexibility to grow and increase net income. Furthermore, the Conversion will enhance the Company's and the Association's ability to access the capital markets.

         In light of the foregoing, the Boards of Directors of the Association, the Mid-Tier Holding Company and the MHC believe that the Conversion is in the best interests of such companies and their respective Shareholders and Members. See "The Conversion."

THE OFFERINGS

         Pursuant to the Plan and in connection with the Conversion, the Company is offering up to 6,590,357 shares of Conversion Stock in the Offerings, which may be increased to up to 7,578,961 shares of Conversion Stock if the Estimated Valuation Range is increased by up to 15%. Conversion Stock is first being offered in the Subscription Offering with nontransferable subscription rights being granted, in the following order of priority, to (i) depositors of the Association with account balances of $50.00 or more as of the close of business on June 30, 1997 ("Eligible Account Holders"); (ii) the ESOP; (iii) depositors of the Association with account balances of $50.00 or more as of the close of business on September 30, 1998 (other than Eligible Account Holders) ("Supplemental Eligible Account Holders"); (iv) depositors and certain borrowers of the Association as of the Voting Record Date, ____ __, 1998 (other than Eligible Account Holders and Supplemental Eligible Account Holders) ("Other Members"); and (v) directors, officers and employees of the Association. Subscription rights will expire if not exercised by noon, Eastern Time, on ______ __, 1998, unless extended.

         Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being offered first to Eligible Public Shareholders and then in the Community Offering to certain members of the general public to whom a copy of this Prospectus and a stock order form and certification ("Order Form") are delivered, with preference given to natural persons residing in Palm Beach, Martin, St. Lucie, Indian River and Brevard Counties, Florida. The Primary Parties reserve the absolute right to reject or accept any orders submitted in the Eligible Public Shareholder Offering and the Community Offering , in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date. The closing of all shares of Common Stock sold in the Offerings will occur simultaneously and all shares will be sold at a uniform price of $10.00 per share ("Purchase Price").

         The Primary Parties have retained FBR as a consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings. See "The Conversion - The Offerings - Subscription Offering," "-Eligible Public Shareholders Offering," "-Community Offering," and "-Marketing Arrangements."

PROSPECTUS DELIVERY AND PROCEDURE FOR PURCHASING SHARES

         To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the Order Form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus. Material related to the Conversion will only be available through the Stock Center.

         To purchase shares in the Offerings, an executed original Order Form and the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Association (which may be given by completing the appropriate blanks on the Order Form), must be received by the Association at any of its offices by 12 noon, Eastern Time, on , 1998. Order Forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. The Association is not required to accept orders submitted on facsimilied Order Forms. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not

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

--------------------------------------------------------------------------------

represent that they will do so. The waiver of an irregularity on an Order Form, the allowance by the Primary Parties of a correction of an incomplete or improperly executed Order Form, or the acceptance of an order after 12 noon on the Expiration Date in no way obligates the Primary Parties to waive an irregularity, allow a correction, or accept an order with respect to any other Order Form. The interpretation by the Primary Parties of the acceptability of an Order Form will be final. Once received, an executed Order Form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the Offerings have not been completed within 45 days after the end of the Subscription, Eligible Public Shareholders and Community Offerings, unless such period has been extended, with the approval of the OTS, if required.

         In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (June 30, 1997), the Supplemental Eligibility Record Date (September 30, 1998) and the Voting Record Date ( , 1998) must list on the Order Form all accounts in which they have an ownership interest at the applicable eligibility date, giving all names in each account and the account numbers. Members qualifying for a stock purchase priority who add individuals with a lower, or no, stock purchase priority as subscribers on an Order Form will have their stock purchase priority reduced or eliminated based on the lower priority.

         Payment for subscriptions and orders may be made (i) in cash if delivered in person at any office of the Association, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Association. The Primary Parties may in their sole discretion elect not to accept payment for shares of Conversion Stock by wired funds and there shall be no liability for failure to accept such payment. Funds will be deposited in a segregated account at the Association and interest will be paid on funds made by cash, check or money order at the Association's passbook rate of interest from the date payment is received until completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from an Association deposit account may continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

         If a subscriber authorizes the Association to withdraw the aggregate amount of the purchase price from a deposit account, the Association will do so as of the effective date of the Conversion. The Association may waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

        The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for upon consummation of the Offerings, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

         A depositor interested in using his or her individual retirement account ("IRA ") funds to purchase Conversion Stock must do so through a self-directed IRA. Depositors interested in using funds in an Association IRA to purchase Conversion Stock should contact the Stock Center as soon as possible so that the necessary forms may be forwarded for execution prior to the Expiration Date.

         The Primary Parties have retained FBR as consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings on a best efforts basis. See "The Conversion - The Offerings" and "-Marketing Arrangements."

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

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RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS

         No person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that the purchase of Common Stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares. See "The Conversion - Restrictions on Transfer of Subscription Rights and Shares." SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE AND PERSONS FOUND TO BE ATTEMPTING TO TRANSFER SUBSCRIPTION RIGHTS WILL BE SUBJECT TO THE FORFEITURE OF SUCH RIGHTS AND POSSIBLE FURTHER SANCTIONS AND PENALTIES IMPOSED BY THE OTS. The Company and the Association intend to pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

PURCHASE LIMITATIONS

         With the exception of the ESOP, which intends to purchase up to an aggregate of 8% of the number of shares of Conversion Stock to be issued in the Offerings, no Eligible Account Holder, Supplemental Eligible Account Holder, Other Member, or director, officer or employee may purchase in their capacity as such in the Subscription Offering more than $1,000,000 of Conversion Stock (1,000,000 shares of Conversion Stock); no person may purchase in each of the Community Offering or the Eligible Public Shareholders Offering more than $1,000,000 of Conversion Stock; and no person, together with associates of or persons acting in concert with such person, may purchase in the Offerings more than the number of shares of Conversion Stock that when combined with Exchange Shares received by such person, together with associates of and persons acting in concert with such person, aggregate more than 3% of the total number of shares of Common Stock issued in the Conversion (281,775 shares and 381,225 shares at the minimum and maximum of the Estimated Valuation Range, respectively). At any time during the Offerings, and without further approval by the Members or the Shareholders, the Primary Parties may in their sole discretion decrease or increase any of the purchase limitations up to 5% of the Common Stock issued in the Conversion, subject to receipt of required regulatory approvals, if any. Under certain circumstances, certain subscribers who subscribed for the maximum amount of Conversion Stock may be resolicited in the event of such an increase. The Plan sets forth various purchase limitations applicable to the Offerings. The minimum purchase is 25 shares. See "The Conversion - Limitations on Conversion Stock Purchases." In the event of an oversubscription, shares will be allocated in accordance with the Plan, as described under "The Conversion - The Offerings - Subscription Offering," "-Eligible Public Shareholders Offering" and "-Community Offering." BECAUSE THE OVERALL PURCHASE LIMITATION CONTAINED IN THE PLAN OF CONVERSION INCLUDES EXCHANGE SHARES TO BE ISSUED TO PUBLIC SHAREHOLDERS FOR THEIR PUBLIC MID-TIER HOLDING COMPANY SHARES, CERTAIN HOLDERS OF PUBLIC MID-TIER HOLDING COMPANY SHARES MAY BE LIMITED IN THEIR ABILITY TO PURCHASE CONVERSION STOCK IN THE OFFERINGS. NOTWITHSTANDING ANYTHING TO THE CONTRARY, EXCEPT AS OTHERWISE REQUIRED BY THE OTS, PUBLIC SHAREHOLDERS WILL NOT HAVE TO SELL COMMON STOCK OR BE LIMITED IN RECEIVING EXCHANGE SHARES EVEN IF THEIR OWNERSHIP OF COMMON STOCK WHEN CONVERTED PURSUANT TO THE EXCHANGE RATIO WOULD EXCEED THE ABOVE LIMITATION.

         The term "acting in concert" means (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. THE COMPANY AND THE ASSOCIATION MAY PRESUME THAT CERTAIN PERSONS ARE ACTING IN CONCERT BASED UPON, AMONG OTHER THINGS, JOINT ACCOUNT RELATIONSHIPS AND THE FACT THAT SUCH PERSONS HAVE FILED JOINT SCHEDULE 13DS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") WITH RESPECT TO OTHER COMPANIES. The term "associate" of a person is defined in the Plan to mean (i) any corporation or organization (other than the MHC, the Mid-Tier Holding Company or the Association or a majority-owned subsidiary of the Association or the Company) of which such person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity (excluding tax-qualified employee benefit plans of the Company, the Mid-Tier Holding Company or the Association); and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Company or the Association or any of their

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

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subsidiaries. In addition, joint account relationships and common addresses will be taken into account in applying the maximum purchase limitations.

STOCK PRICING, EXCHANGE RATIO AND NUMBER OF SHARES TO BE ISSUED IN THE
CONVERSION

         Federal regulations require the aggregate purchase price of the Conversion Stock to be consistent with FinPro's pro forma appraisal of the Common Stock, which was $110,500,000 as of August 13, 1998. The holders of the Public Mid-Tier Holding Company Shares will continue to hold the same aggregate percentage ownership interest in the Company as they held in the Mid-Tier Holding Company as adjusted to reflect the excess dividends waived by the MHC and before giving effect to any shares of Common Stock purchased by the Mid-Tier Holding Company's Shareholders in the Offerings, the exercise of any existing options issued under the 1995 Stock Option Plan and the payment of cash in lieu of issuing fractional Exchange Shares. As a result, the Appraisal was multiplied by the MHC's adjusted percentage interest in the Mid-Tier Holding Company, which corresponds with the amount of Conversion Stock to be sold in the Offerings (I.E., 51.86%), to determine the midpoint of the Estimated Valuation Range, which was $57,306,590. In accordance with OTS regulations, the minimum and maximum of the Estimated Valuation Range were set at 15% below and above the midpoint, respectively, resulting in an offering range for the Conversion Stock of $48,712,090 to $65,903,570. The full text of the appraisal report of FinPro describes the procedures followed, the assumptions made, limitations on the review undertaken and matters considered. The appraisal report has been filed as an exhibit to the Registration Statement and Application for Conversion of which this Prospectus is a part, and is available in the manner set forth under "Additional Information." THIS APPRAISAL OF THE CONVERSION STOCK IS NOT INTENDED AND SHOULD NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH STOCK.

         All shares of Conversion Stock will be sold at the Purchase Price of $10.00 per share, which was established by the Boards of Directors of the Primary Parties. The actual number of shares to be issued in the Offerings will be determined by the Primary Parties based upon the final updated valuation of the estimated pro forma market value of the Conversion Stock at the completion of the Offerings. The number of shares of Conversion Stock to be issued is expected to range from a minimum of 4,871,209 shares to a maximum of 6,590,357 shares. Subject to approval of the OTS, the Estimated Valuation Range may be increased or decreased to reflect market and economic conditions prior to the completion of the Offerings, and under such circumstances the Primary Parties may increase or decrease the number of shares of Conversion Stock. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless (i) the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Estimated Valuation Range or (ii) the Offerings are extended beyond _______ __, 1998. Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion, the Conversion Stock and the Exchange Shares will represent approximately 51.86% and 48.14%, respectively, of the Company's total outstanding shares (excluding cash in lieu of fractional Exchange Shares). See "Pro Forma Data," "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

         Based on the 2,483,816 Public Mid-Tier Holding Company Shares outstanding as of the date of this Prospectus, and assuming a minimum of 4,871,209 and a maximum of 6,590,357 shares of Conversion Stock are issued in the Offerings, the Exchange Ratio is expected to range from approximately 1.8203 Exchange Shares to 2.4628 Exchange Shares for each Public Mid-Tier Holding Company Share outstanding immediately prior to the consummation of the Conversion. The Exchange Ratio will be affected if any stock options to purchase shares of Mid-Tier Holding Company Common Stock are exercised after the date hereof and prior to consummation of the Conversion. If any of such stock options are outstanding immediately prior to consummation of the Conversion, they will be converted into options to purchase shares of Common Stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged. As of the date hereof, there were options to purchase 214,350 shares of Mid-Tier Holding Company Common Stock outstanding which had exercise prices ranging from $11.125 to $19.016

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

--------------------------------------------------------------------------------

per share. The Mid-Tier Holding Company has no plans to grant additional stock options prior to the consummation of the Conversion.

         The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there are no fractional Exchange Shares.

                          Conversion Stock to Be                                        Total Shares of
                                  Issued(1)            Exchange Shares to be Issued(1)  Common Stock to
                        ---------------------------    ------------------------------         be              Exchange
                            Amount        Percent         Amount          Percent       Outstanding(1)        Ratio(1)
                        ------------   ------------    -----------    ---------------  ---------------      ------------
Minimum ..............   4,871,209         51.86%       4,521,291          48.14%           9,392,500           1.8203
Midpoint .............   5,730,659         51.86        5,319,341          48.14           11,050,000           2.1416
Maximum ..............   6,590,357         51.86        6,117,143          48.14           12,707,500           2.4628
15% above maximum ....   7,578,961         51.86        7,034,664          48.14           14,613,625           2.8322

----------
(1) Assumes that outstanding options to purchase 214,350 shares of Mid-Tier Holding Company Common Stock as of the date of this Prospectus are not exercised prior to consummation of the Conversion. The Mid-Tier Holding Company's and the Association's directors and executive officers currently do not expect to exercise their stock options prior to consummation of the Conversion.


         The final Exchange Ratio will be determined based upon the number of shares issued in the Offerings in order to maintain the Public Shareholders' adjusted 48.14% ownership interest in the Mid-Tier Holding Company and will not be based upon the market value of the Public Mid-Tier Holding Company Shares. As an example of the Exchange Ratio, at the minimum, midpoint and maximum of the Estimated Valuation Range, 1,000 Public Mid-Tier Holding Company Shares will be exchanged for 1,820, 2,142 and 2,463 whole shares of Common Stock, respectively, plus cash in lieu of any fractional share at the rate of $10.00 per whole share (which shares and cash have a calculated equivalent estimated value of $18,203.00, $21,416.00 and $24,628.00 based on the $10.00 Purchase Price of a share of Common Stock in the Offerings and the aforementioned Exchange Ratios). However, there can be no assurance as to the actual market value of a share of Common Stock after the Conversion or that such shares could be sold at or above the $10.00 Purchase Price.

DELIVERY AND EXCHANGE OF CERTIFICATES

         Upon consummation of the Conversion, holders of Public Mid-Tier Holding Company Shares in certificate form (other than the MHC) will receive a transmittal letter with instruction on delivery of certificates for exchange. See "The Conversion - Delivery and Exchange of Certificates." Upon surrender of such certificates to an agent appointed by the Mid-Tier Holding Company (the "Exchange Agent"), a Public Shareholder will be entitled to receive in exchange therefore a certificate or certificates representing the number of full Exchange Shares to which he or she is entitled based on the Exchange Ratio. The Exchange Agent will provide each shareholder of record a letter of transmittal with instructions for the exchange of shares. Shares of Mid-Tier Holding Company Common Stock held in the Mid-Tier Holding Company's Dividend Reinvestment Plan will also be exchanged for Common Stock pursuant to the Exchange Ratio. HOLDERS OF MID-TIER HOLDING COMPANY COMMON STOCK SHOULD NOT FORWARD SHARES TO THE ASSOCIATION OR EXCHANGE AGENT UNTIL THEY HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT.

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

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BENEFITS OF CONVERSION TO DIRECTORS AND OFFICERS

         STOCK OPTION AND RECOGNITION PLANS. The Company intends to adopt certain stock benefit plans for the benefit of directors, officers and employees of the Company and the Association and to submit such plans to shareholders for approval at an annual or special meeting of shareholders of the Company to be held at least six months following the consummation of the Conversion. The proposed benefit plans are as follows: (i) a 1999 Stock Option Plan, pursuant to which a number of authorized but unissued shares of Common Stock equal to 10% of the Conversion Stock sold in the Offerings (659,036 shares at the maximum of the Estimated Valuation Range) will be reserved for issuance pursuant to stock options and stock appreciation rights to directors, officers and employees; and
(ii) a 1999 Recognition and Retention Plan and Trust Agreement (the "1999 Recognition Plan"), which will, following the receipt of shareholder approval, purchase a number of shares of Common Stock, with funds contributed by the Company, either from the Company or in the open market equal to 4% of the Conversion Stock sold in the Offerings (263,614 shares at the maximum of the Estimated Valuation Range) for distribution to directors, officers and employees. For stock option and restricted stock plans implemented within one year following the Conversion, current OTS regulations provide that individual members of management may receive a maximum of 25% of the shares granted pursuant to any stock option or non-tax qualified stock benefit plan and directors who are not employees may receive a maximum of 5% of such stock (or stock options) individually and a maximum of 30% in the aggregate under any such plan. In the event that the 1999 Recognition Plan purchases shares of Common Stock in the open market with funds contributed by the Company, the cost of such shares initially will be deducted from the Company's shareholders' equity, but the number of outstanding shares of Common Stock will not increase and shareholders accordingly will not experience dilution of their ownership interest. In the event that the 1999 Recognition Plan purchases shares of Common Stock from the Company with funds contributed by the Company, total shareholders' equity would neither increase nor decrease, but under such circumstances shareholders would experience dilution of their ownership interests (by 2.0% at the maximum of the Estimated Valuation Range) and per share shareholders' equity and per share net earnings (as awards vest) would decrease as a result of an increase in the number of outstanding shares of Common Stock. In either case, the Company will incur operating expense and increases in shareholders' equity as the shares held by the 1999 Recognition Plan are granted and issued in accordance with the terms thereof. For a presentation of the effects of anticipated purchases of Common Stock by the 1999 Recognition Plan, see "Pro Forma Data."

         Although no specific award determinations have been made, upon receipt of shareholder approval of the 1999 Stock Option Plan, the Company anticipates granting stock options for shares of Common Stock to directors, executive officers and other key personnel. A total of 75% of the Common Stock to be reserved for issuance pursuant to the 1999 Stock Option Plan will be available for the grant of stock options to executive officers and key employees of the Association. The 1999 Stock Option Plan will be administered by a committee of two or more non-employee members of the Board of Directors of the Company within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Such persons shall also meet the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, pursuant to the 1999 Stock Option Plan, 25% of the shares of Common Stock to be reserved for issuance pursuant to the 1999 Stock Option Plan will be available for the grant of compensatory stock options to outside directors of the Company. All of the stock options will be granted at no cost to the recipients, although the recipients will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of Common Stock. Following receipt of shareholder approval of the 1999 Recognition Plan, the Company intends to award shares of Common Stock pursuant to such plan to certain directors, officers and employees at no cost to the recipients. See "Management - New Stock Benefit Plans" and "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         The following table presents the dollar value at the minimum and the maximum of the Estimated Valuation Range of the shares to be reserved or purchased for distribution to the proposed stock benefit plans and the percentage of the common Stock which will be represented by these shares.


                                                                                      Percentage of
                                              Value of Shares Granted(1)             Common Stock(2)
                                      ------------------------------------------     ---------------
                                        Minimum of the         Maximum of the
                                      Estimated Valuation    Estimated Valuation
Stock Benefit Plans:                         Range                  Range
                                      -------------------    -------------------
                                              (Dollars in thousands)
1999 Stock Option Plan..............            NA(3)                  NA(3)              4.93%
1999 Recognition Plan...............        $1,948                 $2,636                 1.97
ESOP................................         3,897                  5,272                 3.94
                                            ------                 ------                -----
                                            $6,485                 $7,908                10.84%
                                            ======                 ======                =====


----------------------
(1)  Assumes shares are granted at $10 per shares.

(2) Reflects percentage of total number of shares to be issued and outstanding assuming the issuance of the Exchange Shares; assumes shares for 1999 Recognition Plan are purchased in the open market.

(3) Recipients of stock options realize value only in the event of an increase in the price of the Common Stock following the date of granted the stock options.


         The foregoing plans are in addition to a 1995 Stock Option Plan and a 1995 Recognition and Retention Plan for Employees and Outside Directors ("1995 Recognition Plan") which were adopted by the Association following the MHC Reorganization and subsequently approved by the shareholders of the Association. These plans will continue in existence after the Conversion as plans of the Company, with appropriate changes to reflect the Exchange Ratio. See "Management
- Existing Stock Options", "- Director Compensation", "The Conversion -
Effects of the Conversion Effect on Existing Compensation Plans." See Also
Note 4 to the Consolidated Financial Statements included elsewhere herein.

         ESOP. The Company's ESOP intends to purchase 8% of the Conversion Stock to be sold in the Offerings (527,228 shares or $5.3 million of Conversion Stock at the maximum of the Estimated Valuation Range) with a loan funded by the Company. See "Use of Proceeds." In the event that the total number of shares of Conversion Stock sold in the Offerings is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range, the ESOP will have a priority right to purchase such increased number up to an aggregate of 8% of the Conversion Stock. See "Management - Employee Stock Ownership Plan" and "The Conversion - The Offerings Subscription Offering." See also Note 14 to the Consolidated Financial Statement included elsewhere herein.

         PRO FORMA EFFECTS. For presentations of the pro forma effects of the 1999 Recognition Plan and the ESOP on the net income of the Company (which was estimated to aggregate $.02 and $.04 per share during the six months ended June 30, 1998 and the year ended December 31, 1997, respectively, at the midpoint of the Estimated Valuation Range) and its shareholders' equity, see "Capitalization" and "Pro Forma Data."

         EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS. Upon Consummation of the Conversion, the Company and the Association intend to enter into a one-year employment agreement with James B. Pittard, Jr., President and Chief
Executive Officer. In addition, the Company and the Association also intend to enter into a three-year change-in-control agreement with Mr. Pittard. If the employment of Mr. Pittard is terminated as a result of a change in control of the Company, Mr. Pittard would be entitled to a cash severance amount equal to three times his average annual compensation over his most recent five taxable years (or $575,000 million) assuming such change of control had occurred on June 30, 1998). The Company and the Association also intend to enter into three year change-in-control agreements with certain officers including Messrs. Larry J. Baker, Senior Vice President, Chief Financial Officer and Treasurer, Cecil F. Howard, Senior Vice President and Michael E. Reinhardt, Senior Vice President and Ms. Mary Lou Kaminski, Senior Vice President. If the employment of the officers is terminated as a result of a change in control of the Company, such officers would be entitled to a cash severance amount equal to one time their annual compensation. If such executive officers had been terminated as of June 30, 1998, the aggregate payment due them would have been $457,000. See "Management -- Employment and Change of Control Agreements."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

assuming such change in control had occurred on June 30, 1998). The Company and the Association also intend to enter into three year change-in-control severance agreements with six officers including four executive officers: Larry J. Baker, Senior Vice President, Chief Financial Officer and Treasurer, Cecil F. Howard, Jr., Senior Vice President, Michael E. Reinhart, Senior Vice President and Mary
L. Kaminske, Senior Vice President. If the employment of the officers is terminated as a result of a change in control of the Company, such officers would be entitled to a cash severance amount equal to one time their annual compensation. If such executive officers had been terminated as of June 30, 1998, the aggregate payment due them would have been $457,000. See "Management--Employment and Change in Control Agreements."



         The following table sets forth the cash severance to be paid to Mr. Pittard and the four executive officers expected to enter into employment and/or change in control agreements with the Company and the Association assuming such officers had been terminated as of June 30, 1998.

                                         Termination as of June 30, 1998
                                 ---------------------------------------------


Executive Officers                  Without Cause      In a Change of Control
------------------------------   --------------------  -----------------------
James B. Pittard, Jr.:
  Employment agreement                $192,000                $     --
  Change in control agreement               --                 575,000
Larry J. Baker (1)                          --                 115,000
Cecil F. Howard, Jr. (1)                    --                 140,000
Mary L. Kaminske (1)                        --                 104,000
Michael E. Reinhardt (1)                    --                  98,000

--------------------
(1) Such officers are expected to enter into change in control agreements only with the Company and the Association.


USE OF PROCEEDS

         Net proceeds from the sale of the Conversion Stock are estimated to be between $47.3 million and $64.4 million ($74.2 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data." The Company plans to contribute to the Association 50% of the net proceeds from the Offerings (after deduction for the loan to be made to the ESOP and funds to be contributed to the 1999 Recognition Plan) and retain the remainder of the net proceeds. The Company intends to use a portion of the net proceeds retained by it to make a loan directly to the ESOP to enable the ESOP to purchase 8% of the Conversion Stock. The amount of the loan is expected to be between $3.9 million and $5.3 million at the minimum and maximum of the Estimated Valuation Range, respectively. It is anticipated that the loan to the ESOP will have a term of not less than 15 years and a fixed interest rate at the prime rate as of the date of the loan. See "Management - Employee Stock Ownership Plan." Funds retained by the Company may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the opening or acquisition of other branch offices. There are no current plans, arrangements, understandings or agreements regarding such diversification or acquisitions. Subject to applicable limitations and then-existing circumstances, such funds also may be used in the future to repurchase shares of Common Stock. As of the date hereof, the Company has not made any determination with regard to implementation of a stock repurchase program subsequent to the Conversion. See "The Conversion Certain Restrictions on Purchases or Transfer of Shares After the Conversion." Funds contributed to the Association from the Company will be used for general business purposes. The proceeds will be used to support the Association's lending and investment activities and thereby enhance the Association's capabilities to serve the borrowing and other financial needs of the communities it serves. See "Use of Proceeds."

DIVIDEND POLICY

         Since the completion of the first quarter after the MHC Reorganization (I.E. December 31, 1994), until adoption of the Plan, the Mid-Tier Holding Company or the Association has paid a regular quarterly dividend. For the quarters ended March 31, 1998 and June 30, 1998, that dividend was $.225 per share. Following consummation of the Conversion, the Board of Directors of the Company intends to declare cash dividends on the Common Stock at an initial quarterly rate equal to no less than $.225 ($.90 annualized) per share on the total Public Mid-Tier Holding Company Shares outstanding immediately preceding the consummation of the Conversion, commencing with the first quarter following consummation of the Conversion. For example, based upon the Exchange Ratio of
2.1416 at the midpoint of the Estimated Valuation Range, the cash dividend after the Conversion would be approximately $.1051 per share per quarter. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Mid-Tier Holding Company intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion occurs. For a period of one year following completion of the Conversion, the Company will neither pay any dividends that would be treated for tax purposes as a return of capital nor take any actions towards or propose such dividends. See "Dividend Policy."

--------------------------------------------------------------------------------

DISSENTERS' RIGHTS AND RIGHTS OF APPRAISAL

         Pursuant to 12 C.F.R. Section 552.14, Public Shareholders will not have dissenters' rights or rights of appraisal in connection with the Conversion.

RISK FACTORS

         See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors. The following risk factors are discussed therein: the potential low return on equity following the Conversion; uncertainty as to future growth opportunities; the price of the Common Stock following the Conversion may not exceed the Purchase Price; the possible dilution to Public Shareholders as a result of purchase limitations; the Company's intent to remain independent; the potential effects of change in interest rates; the risks related to commercial real estate loans, multi-family real estate loans, construction and land loans; strong competition within the Association's market area; geographic concentration of loans, the existence of certain anti-takeover provisions in the Company's Certificate of Incorporation; the existence of significant regulatory oversight of the Company's and the Association's operations; the potential increase of the number of shares issued in the Conversion; the possible dilutive effect of the issuance of additional shares; the potential for increased compensation expense after the Conversion; possible adverse income tax consequences of the Conversion; and the Association's Year 2000 compliance.

                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands, except Per Share Data)

         Set forth below are selected consolidated financial and other data of the Mid-Tier Holding Company and its wholly owned subsidiary, the Association. This information is derived in part from and should be read in conjunction with the Consolidated Financial Statements of the Mid-Tier Holding Company and the notes thereto presented elsewhere in the Prospectus. The consolidated financial statements, from which the Selected Consolidated Financial Condition and Operating Data at or for the six month periods ended June 30, 1998 and 1997 is derived, are unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the six month periods ended June 30, 1998 and 1997 are not necessarily indicative of results that may be expected for a full fiscal year. Effective with the year and three months ended December 31, 1996, the fiscal year of all related entities was changed from September 30 to December 31.

                                                           AT                                    AT
                                       AT             DECEMBER 31,                           SEPTEMBER 30,
                                    JUNE 30,     --------------------      ----------------------------------------------
                                      1998        1997         1996          1996        1995          1994        1993
                                    -------      -------      -------      -------      -------      -------      -------
SELECTED CONSOLIDATED
FINANCIAL CONDITION DATA:
Total assets .................   $  765,488   $  720,133   $  655,209   $  650,332   $  567,006   $  560,268   $  523,248
Cash and cash equivalents ....       47,425       25,954       42,442       44,780       42,497       89,843       35,188
Securities available for sale        91,316      142,269      123,152      124,287       27,028       26,729       69,459
Investments - held to maturity       21,443       21,388       22,139       22,293       59,679       52,204       43,789
Mortgage-backed securities -
 held to maturity ............       41,884       46,413       53,405       54,945       77,499       41,281       14,290
Loans receivable, net ........      527,375      451,709      389,040      376,219      329,442      317,117      328,747
Real estate owned ............          711          592        1,455        1,384        1,910        3,686        1,324
Deposits .....................      574,383      550,708      513,709      498,929      437,376      459,979      450,356
Borrowed funds ...............       91,513       75,098       53,908       55,867       39,101       19,233       20,113
Total shareholders' equity ...       83,078       81,259       76,119       75,056       72,848       38,110       34,846
Shareholders' equity per share   $    16.66   $    16.39   $    15.50   $    15.33   $    15.04           --           --
Shares, allocated and out-
 standing, end of period .....    4,985,288    4,958,217    4,909,676    4,895,282    4,843,344           --           --

                                                                        THREE
                                   SIX MONTHS ENDED      YEAR ENDED  MONTHS ENDED
                                       JUNE 30,         DECEMBER 31,  DECEMBER 31,             YEAR ENDED SEPTEMBER 30,
                               -----------------------  -----------  ------------  -------------------------------------------------
                                  1998         1997         1997         1996         1996         1995         1994          1993
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
SELECTED CONSOLIDATED
OPERATING DATA:
Interest income .............. $   26,827   $   24,577   $   50,316   $   11,896   $   43,889   $   37,720   $   34,130   $   39,747
Interest expense .............     14,655       13,260       27,390        6,378       22,859       18,634       15,525       17,639
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Net interest income .......     12,172       11,317       22,926        5,518       21,030       19,086       18,605       22,108
Provision for loan losses ....        213           83          264          243           98          240          989        2,398
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Net interest income after
     provision for loan losses     11,959       11,234       22,662        5,275       20,932       18,846       17,616       19,710
Other income .................      1,756        1,862        4,185        1,225        3,544        3,394        3,317        5,093
Operating expense(1) .........      9,846        8,805       18,561        4,644       19,800       14,903       14,939       15,614
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before provision
  for income taxes ...........      3,869        4,291        8,286        1,856        4,676        7,337        5,994        9,189
Provision for income taxes ...      1,358        1,556        2,930          696          761        2,763        2,257        3,788
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income ................... $    2,511   $    2,735   $    5,356   $    1,160   $    3,915   $    4,574   $    3,737   $    5,401
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Earnings per share - basic ... $     0.51   $     0.55   $     1.09   $     0.24   $     0.80   $     0.94   $       --   $       --
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Earnings per share - diluted . $     0.49   $     0.54   $     1.06   $     0.23   $     0.79   $     0.94   $       --   $       --
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Cash dividends per share(2) .. $     0.45   $     0.45   $     0.90   $     0.20   $     0.75   $     0.59   $       --   $       --
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic weighted average
   common shares outstanding .  4,970,782    4,919,960    4,929,989    4,902,479    4,869,238    4,845,384           --           --
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted weighted average
  common shares outstanding ..  5,116,956    5,021,739    5,054,853    4,951,820    4,936,763    4,882,658           --           --
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                           Three months
                                           Six months ended   Year ended       ended
                                              June 30,(3)    December 31,  December 31,(3)        Year ended September 30,
                                           ----------------  ------------  ---------------  ------------------------------------
                                             1998     1997       1997           1996         1996      1995      1994      1993
                                            ------   ------     ------         ------       ------    ------    ------    ------
KEY FINANCIAL AND OTHER DATA(4):
PERFORMANCE RATIOS:
    Return on average assets (1)......        0.67%    0.80%     0.77%          0.71%        0.64%     0.84%     0.71%     1.01%
    Return on average equity (1)......        6.10     7.08      6.80           6.11         5.25      6.66     10.27     17.02
    Net interest rate spread (5)......        3.14     3.15      3.13           3.16         3.24      3.40      3.69      4.43
    Net interest margin (5)...........        3.47     3.53      3.51           3.58         3.65      3.78      3.79      4.50
    Other  income to average assets ..        0.47     0.55      0.60           0.75         0.55      0.62      0.63      0.96
    Operating expense to
        average assets (1)............        2.63     2.59      2.68           2.85         3.20      2.74      2.82      2.93
    Net interest income to
        operating expenses (1)........      123.62   128.53    123.52         118.82       106.21    128.07    124.54    141.59
    Average interest-earning
        assets to average
        interest-bearing liabilities .      108.06   109.05    109.06         110.15       110.47    110.09    103.08    101.86
    Cash dividend payout ratio (6)....       41.86    37.66     38.69          39.57        42.89     28.22        --        --
ASSET QUALITY RATIOS:
    Non-performing assets to
      total assets at end
      of period (7)...................        0.27     0.40      0.47           0.47          0.4      0.45      1.25      1.54
    Allowance for loan losses to
        non-performing loans at
        end of period (8).............      202.56   177.49    193.04         155.86       274.58    527.49    114.72     55.65
    Allowance for loan losses to net
        loans receivable at
        end of period ................        0.52     0.63      0.59           0.65         0.61      1.06      1.07      1.14

CAPITAL RATIOS:
    Average equity to average assets .       11.00    11.37     11.37          11.65        12.20     12.72      6.89      5.96
     Shareholders' equity to assets at
        end of period ................       10.85    11.24     11.28          11.62        11.54     12.85      6.80      6.65

OTHER DATA:
    Number of full service offices ...          21       20        21             19           19        18        17        17

----------------
(1) Includes for the year ending September 30, 1996, a one-time SAIF special assessment expense of $2.8 million ($1.8 million, net of taxes). Without this one-time assessment, return on average assets, return on average equity, operating expenses to average assets and net interest income to operating expense would have been 0.93%, 7.54%, 2.77% and 123.86%, respectively.
(2) Cash dividends are declared on Public Mid-Tier Holding Company Shares only. The MHC has waived receipt of all dividends since the MHC Reorganization. A portion of such waived dividends were taken into account in establishing the Exchange Ratio. In addition, the amount of waived dividends will become part of the liquidation account established in the Conversion for the benefit of Eligible Account Holder and Supplemental Eligible Account Holders. See "The Conversion -- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" and "-- Liquidation Rights."
(3) Ratios for the periods ended June 30, 1998 and 1997 and the three months ended December 31, 1996 have been presented on an annualized basis.
(4) Ratios are based on the average monthly balances except at end of period ratios.
(5) Net interest rate spread represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(6) The ratio is based upon total dividends declared excluding dividends waived by the MHC. The dividend payout the dividends waived by the MHC divided by net income per share, would have been 88.81%, 80.77%, 82.71%, 84.74%, 93.08% and 61.88% for the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, respectively.
(7) Non-performing assets include non-performing loans and real estate owned. In addition, the year ended September 30, 1996 includes a claim for a deposit account which was recovered in its entirety in a later period.
(8) Non-performing loans are loans which are not performing in accordance with the terms of the loan agreement and on which the Association has ceased accruing interest.

SUMMARY OF RECENT DEVELOPMENTS

                 (Dollars in Thousands, Except Per Share Data)

            The selected financial and other data of the Mid-Tier Holding Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and the notes thereto, appearing elsewhere herein. In the opinion of management, financial information at September 30, 1998 and for the three months and nine months ended September 30, 1998 and 1997 reflect all adjustments (consisting only of normal recurring accruals) which are necessary to present fairly the results for such periods. Results for the three and nine month periods ended September 30, 1998 and 1997 may not be indicative of operations of the Mid-Tier Holding Company on an annualized basis.





                                                            AT                                    AT
                                                        SEPTEMBER 30,                         DECEMBER 31,
                                                           1998                                  1997
                                                       --------------                       ---------------
SELECTED CONSOLIDATED FINANCIAL
 CONDITION DATA:
Total assets                                           $      791,291                       $      720,133
Cash and cash equivalents                                      50,831                               25,954
Securities available for sale                                 100,317                              142,269
Investments - held to maturity                                 21,595                               21,388
Mortgage-backed securities - held to
   maturity                                                    36,869                               46,413
Loans receivable, net                                         540,602                              451,709
Real estate owned                                                 705                                  592
Deposits                                                      580,757                              550,708
Borrowed funds                                                109,700                               75,098
Total shareholders' equity                                     84,556                               81,259
Shareholders' equity per share                         $        17.03                       $        16.39
Shares, allocated and out-
 standing, end of period                                    4,999,943                            4,958,217



                                     THREE MONTHS ENDED        NINE MONTHS ENDED
                                        SEPTEMBER 30,             SEPTEMBER 30,
                                    --------------------      --------------------
                                     1998         1997         1998         1997
                                    -------      -------      -------      -------
SELECTED CONSOLIDATED
OPERATING DATA:
Interest income                     $13,763      $12,894      $40,591      $37,471
Interest expense                      7,741        7,036       22,397       20,296
                                    -------      -------      -------      -------
   Net interest income                6,022        5,858       18,194       17,175
Provision for loan losses               223          138          436          221
                                    -------      -------      -------      -------
   Net interest income after
     provision for loan losses        5,799        5,720       17,758       16,954
Other income                            906        1,522        2,662        3,384
Operating expense                     5,066        4,973       14,912       13,778
                                    -------      -------      -------      -------
Income before provision
  for income taxes                    1,639        2,269        5,508        6,560
Provision for income taxes              401          720        1,759        2,276
                                    -------      -------      -------      -------
Net income                          $ 1,238      $ 1,549      $ 3,749      $ 4,284
                                    =======      =======      =======      =======
Earnings per share - basic          $  0.25      $  0.31      $  0.75      $  0.87
                                    =======      =======      =======      =======
Earnings per share - diluted        $  0.24      $  0.31      $  0.73      $  0.85
                                    =======      =======      =======      =======
Cash dividends per share(1)         $ 0.225      $ 0.225      $  0.68      $  0.68
                                    =======      =======      =======      =======


Basic weighted average
   common shares outstanding      4,991,693    4,935,442    4,976,283    4,924,497
                                  =========    =========    =========    =========
Diluted weighted average
  common shares outstanding       5,421,665    5,066,404    5,115,781    5,036,778
                                  =========    =========    =========    =========

                                                              Three months ended                   Nine months ended
                                                               September 30,(2)                     September 30,(2)
                                                            ----------------------             ------------------------
                                                              1998         1997                  1998           1997
                                                            --------     --------              --------        --------
KEY FINANCIAL AND OTHER DATA(3):
PERFORMANCE RATIOS:
    Return on average assets                                   0.63%         0.88%                 0.66%          0.83%
    Return on average equity                                   5.91          7.78                  6.04           7.31
    Net interest rate spread (4)                               2.99          3.15                  3.08           3.15
    Net interest margin (4)                                    3.30          3.53                  3.41           3.53
    Other  income to average assets                            0.46          0.87                  0.47           0.66
    Operating expense to average assets                        2.60          2.83                  2.62           2.67
    Net interest income to
        operating expenses                                   118.87        117.80                122.01         124.65
    Average interest-earning assets to average
        interest-bearing liabilities                         107.38        109.18                107.82         109.13
    Cash dividend payout ratio (5)                            47.42         33.31                 43.69          36.09
ASSET QUALITY RATIOS:
    Non-performing assets to total assets at end
        of period (6)                                          0.30          0.26                  0.30           0.26
    Allowance for loan losses to
        non-performing loans at end of period (7)            180.23        208.39                180.23         208.39
    Allowance for loan losses to net
        loans receivable at end of period                      0.59          0.63                  0.59           0.63
CAPITAL RATIOS:
    Average equity to average assets                          10.74         11.32                 10.91          11.36
     Shareholders' equity to assets at
        end of period                                         10.69         11.34                 10.69          11.34
OTHER DATA:
    Number of full service offices                               21            20                    21             20

---------------------

(1) Cash dividends are declared on Public Mid-Tier Holding Company Shares only. The MHC has waived receipt of all dividends since the MHC Reorganization. A portion of such waived dividends were taken into account in establishing the Exchange Ratio. In addition, the amount of waived dividends will become part of the liquidation account established in the Conversion for the benefit of Eligible Account Holder and Supplemental Eligible Account Holders. See "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued" and "- Liquidation Rights."
(2) Ratios for the periods ended September 30, 1998 and 1997 have been presented on an annualized basis.
(3) Ratios are based on the average monthly balances except at end of period ratios.
(4) Net interest rate spread represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) The ratio is based upon total dividends declared excluding dividends waved by the MHC divided by net income per share. The dividend payout ratio, including the dividends waived by the MHC, would have been 95.03%, 90.87%, 90.87% and 77.37% for the three months ended
         September 30, 1998 and 1997 and the nine months ended September
         30, 1998 and 1997, respectively.
(6) Non-performing assets include non-performing loans and real estate owned.
(7) Non-performing loans are loans which are not performing in accordance with the terms of the loan agreement and on which the Association has ceased accruing interest.

      Total assets increased $71.2 million to $791.3 million at September 30, 1998 from $720.1 million at December 31, 1997 primarily due to an $88.9 million increase in the net loan portfolio as a result of the Association's continued emphasis on expanding its lending activities. The securities portfolio (which includes securities available for sale, investment securities and mortgage-backed and related securities) decreased $51.3 million primarily due to calls and normal amortization. The proceeds resulting from such calls and amortization were used in part used to fund the loan originations and purchases totalling $187.5 million during the nine month period, and resulted in the $24.9 million increase in cash and cash equivalents during the period. The increase in total assets was also funded in part by a $30.0 million increase in deposits to $580.7 million at September 30, 1998 from $550.7 million at December 31, 1997. The increase in deposits primarily reflected increased retail deposits resulting from special promotions of odd-term certificates and deposit growth experienced at newer branch offices. The growth also reflected the Association's as well as continued efforts to competitively price deposit accounts to enhance its market share. In addition, a $36.7 million net increase in FHLB advances was used to partially fund the increase in the loan portfolio as well as to purchase mortgage-backed securities. Shareholders' equity increased to $84.6 million or $17.03 per share at September 30, 1998 from $81.3 million or $16.39 per share at December 31, 1997, reflecting net income for the nine months of $3.8 million, offset primarily by dividends totalling $1.6 million declared during the nine months on the Mid-Tier Holding Company Common Stock held by public shareholders.


              Net income for the quarter ended September 30, 1998 was $1.2 million or $0.25 per share, a $311,000 decrease from $1.5 million or $0.31 per share for the quarter ended September 30, 1997. Net interest income increased to $6.0 million for the quarter ended September 30, 1998 from $5.9 million for the same period in 1997 primarily as a result of a $66.2 million increase in average interest-earning assets to $729.5 million for the quarter ended September 30, 1998 from $663.3 million for the same period in the prior year, partially offset by a $71.9 million increase in average interest-bearing liabilities to $679.4 million for the quarter ended September 30, 1998 from $607.5 million for the same period in 1997 primarily reflecting the growth of the Association's deposit portfolio and additional FHLB advances. This increase related to volume was offset in part by a decrease in the interest rate spread to 2.99% for the quarter ended September 30, 1998 from 3.15% for the same period in 1997. The provision for loan losses increased during the quarter ended September 30, 1998 to $223,000 as compared to $138,000 for the same period in 1997 due to continued management's decision to increase the allowances due to the growth in the loan portfolio during fiscal 1998 which increased the inherent potential risk of loss. Other income amounted to $906,000 for the quarter ended September 30, 1998 as compared to $1.5 million for the same period in 1997 primarily due to a $617,000 gain on the sale of a security available for sale during the 1997 period. Other operating expense increased $93,000 for the quarter ended September 30, 1998 primarily due to increases of $235,000 and $139,000 in employee compensation and benefits and occupancy and equipment expense as a result of increased staffing due to branch office openings and the expanded loan production program. This increase was offset in part by a $400,000 decrease in miscellaneous expense. Miscellaneous expense was higher during the 1997 period primarily as a result of the recognition of a $254,000 reserve for loss on an insurance claim. The provision for income taxes decreased $319,000 as a result of the decrease in net income.

              Net income for the nine months ended September 30, 1998 was $3.7 million or $0.75 per share, a $535,000 decrease from $4.3 million or $0.87 per share for the same period in 1997. Net interest income increased to $18.2 million for the nine months ended September 30, 1998 from $17.2 million for the same period in 1997 primarily as a result of a $62.6 million increase in average interest-earning assets to $711.2 million for the nine months ended September 30, 1998 from $648.6 million for the same period in the prior year, partially offset by a $65.3 million increase in average interest-bearing liabilities to $659.6 million for the nine months ended September 30, 1998 from $594.4 million for the same period in 1997 primarily reflecting the growth of the Association's deposit portfolio and additional FHLB advances. This increase related to volume was offset in part by a decrease in the interest rate spread to 3.08% for the nine months ended September 30, 1998 from 3.15% for the same period in 1997. The provision for loan losses increased during the nine months ended September 30, 1998 to $436,000 as compared to $221,000 for the same period in 1997 due to management's decision to increase The allowances due to the continued growth in the loan portfolio during fiscal 1998 which increased the inherent potential risk of loss. Other income amounted to $2.7 million for the nine months ended September 30, 1998 as compared to $3.4 million for the same period in 1997 primarily due the $617,000 gain on the sale of a security available for sale during the 1997 period. In addition, amortization of $211,000 of the $4.8 million affordable housing tax credit partnership was recognized in the nine months ended September 30, 1998 as compared to $74,000 during the same period in 1997. The partnership began its scheduled amortization in August 1997. Other operating expense increased $1.1 million for the nine months ended September 30, 1998, primarily due to increases of $976,000 and $246,000 in employee compensation and benefits and occupancy and equipment expense as a result of increased staffing due to branch office openings, the expanded loan production program. The increase also reflected in part the increased cost of stock benefit programs reflecting the increase in the market value of the Mid-Tier Holding Company Common Stock for part of the nine month period in 1998. These increases were offset in part by a $337,000 decrease in miscellaneous expense primarily as a result of a $254,000 reserve for loss on an insurance claim which was recognized in the 1997 period and not repeated in the 1998 period. The provision for income taxes decreased $517,000 as a result of the decrease in income as well as the $260,000 tax benefit received from the affordable housing tax credit partnership for the nine months ended September 30, 1998 as compared to $126,000 for the 1997 period.

                                  RISK FACTORS

         THE FOLLOWING RISK FACTORS,WHICH MANAGEMENT BELIEVES ARE ALL THE KNOWN MATERIAL RISKS EXISTING AS OF THE DATE HEREOF. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED BY INVESTORS IN DECIDING WHETHER TO PURCHASE THE COMMON STOCK OFFERED HEREBY.

POTENTIAL LOW RETURN ON EQUITY FOLLOWING THE CONVERSION; UNCERTAINTY AS TO FUTURE GROWTH OPPORTUNITIES

         At June 30, 1998, the Mid-Tier Holding Company' ratio of equity to assets was 10.9%. The Company's equity position will be significantly increased as a result of the Conversion. On a pro forma basis as of June 30, 1998, assuming the sale of Common Stock at the midpoint of the Estimated Valuation Range, the Company's ratio of equity to assets would be 17.1%. The Company's ability to leverage this capital will be significantly affected by industry competition for loans and deposits. The Company currently anticipates that it will take time to prudently deploy such capital. As a result, the Company's return on equity initially is expected to be below the industry average after the Conversion.

         In an effort to fully deploy post-Conversion capital, in addition to attempting to increase its loan and deposit growth, the Company may seek to expand its banking franchise by opening new branches. The Company's ability to expand by establishing new branch offices will depend on its ability to identify advantageous branch office locations and generate new deposits and loans from those locations that will create an acceptable level of return to the Company. There can be no assurance the Company will be able to generate internal growth or successfully integrate any new or acquired branches into the Company. The Association has acquired to placed deposits on four parcels of land for possible future branch sites, which sites may be developed over the next three years. See "Business - Properties." Other than as described herein, neither the Company nor the Association has any specific plans, arrangements or understandings regarding any such expansions or acquisitions at this time.

PRICE OF COMMON STOCK FOLLOWING THE CONVERSION MAY NOT EXCEED PURCHASE PRICE

         Since the MHC Reorganization and public stock issuance on October 24, 1994, the Mid-Tier Holding Company Common Stock and its predecessor, the Association Common Stock, have increased in value. The Association's Common Stock (which was exchanged for Mid-Tier Holding Company Common Stock on a one-for-one basis) were initially sold to the public at $15.00 per share. On October __, 1998, the date of this Prospectus, the closing price of the Public Mid-Tier Holding Company Shares was $_____. There can be no assurance that the Conversion Stock will appreciate in value as have the Public Mid-Tier Holding Company Shares. Furthermore, the anticipated low return on equity and likely increase in compensation expense may adversely affect the price of the Common Stock subsequent to completion of the Conversion. Additionally, there can be no assurance that the Common Stock will appreciate after the Conversion. The Boards of Directors of the Primary Parties have set an offering price for the Conversion Stock of $10.00 a share. However, the pricing of this stock should in no way be seen as an indication or assurance that the Conversion Stock or the Common Stock will appreciate after the Conversion in the same manner as the Public Mid-Tier Holding Company Shares. In addition, the trading prices in the open market of common securities issued in other recently completed second step conversions of mutual holding companies have in most cases traded below the initial offering price of such securities in the conversion of such institutions.

POSSIBLE DILUTION TO PUBLIC SHAREHOLDERS AS A RESULT OF PURCHASE LIMITATIONS

         The OTS has required that the aggregate purchase limitation contained in the Plan of Conversion include Exchange Shares to be issued to Public Shareholders for their Public Mid-Tier Holding Company Shares. As a result, certain holders of Public Shares may be limited in their ability to purchase Conversion Stock in the Offerings. For example, a Public Shareholder which acquires 65,904 Exchange Shares will not be able to purchase any shares of Conversion Stock in the Offerings, although such a shareholder will be able to purchase shares of Mid-Tier Holding Company Common Stock in the market during the Offerings and thereafter. As a result, the purchase limitation may prevent such shareholders from maintaining their current ownership percentage of the Mid-Tier Holding Company after the Conversion through purchases of Conversion Stock in the Offerings. See "The Conversion - Limitations on Conversion Stock Purchases."

INTENT TO REMAIN INDEPENDENT; UNSUITABILITY AS A SHORT-TERM INVESTMENT

         The Association and its predecessors have operated as independent community-oriented savings associations since 1955. Following the Conversion, the Company intends to continue to operate as an independent financial institution. Accordingly, the Common Stock may not be a suitable investment for individuals anticipating a rapid sale of the Company to a third party.

         Also due to the Company's intention to remain independent, certain provisions in the Company's Certificate of Incorporation and Bylaws may assist the Company in maintaining its status as an independent publicly owned corporation. These provisions, as well as the Delaware General Corporation Law ("DGCL") and certain federal regulations, may have certain anti-takeover effects. Such provisions include, among others, restriction on the acquisition of the Company's equity securities and limitations on voting rights, the classification of the terms of the members of the Board of Directors, certain provisions relating to special meetings of shareholders, noncumulative voting by shareholders in the election of directors, the issuance of preferred stock and additional shares of Common Stock without shareholder approval, and supermajority provisions for the approval of certain business combinations. See "Restrictions on Acquisition of the Company." As a result, shareholders who might wish to participate in a change of control transaction may not have the opportunity to do so.

POTENTIAL EFFECTS OF CHANGES IN INTEREST RATES AND THE CURRENT INTEREST RATE ENVIRONMENT

         The operations of the Association are substantially dependent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most savings institutions, the Association's earnings are affected by changes in market interest rates, and other economic factors beyond its control. While the Association's average interest rate spread increased slightly from 3.13% for fiscal 1997 to 3.14% for the six months ended June 30, 1998, no assurance can be given that the Association's average interest rate spread will not decrease in future periods. Any future decrease in the Association's average interest rate spread could adversely affect the Association's net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."

         If an institution's interest-earning assets have shorter effective maturities than its interest-bearing liabilities, the yield on the institution's interest-earning assets generally will adjust more rapidly than the cost of its interest-bearing liabilities and, as a result, the institution's net interest income generally would be adversely affected by material and prolonged increases in interest rates and positively affected by comparable declines in interest rates. The Association attempts to reduce the vulnerability of its operations to changes in interest rates by maintaining significant amounts of assets with relatively short terms and/or adjustable rates of interest. The difference in the dollar amount of interest-earning assets and interest-bearing liabilities expressed as a percentage of total assets is a measure of interest rate risk and is referred to as an institution's interest sensitivity gap. Based upon certain repricing assumptions, at June 30, 1998 the Association's interest-earning assets repricing or maturing within one year exceeded its interest-bearing liabilities with similar characteristics by $3.4 million or .44% of total assets. Accordingly, an increase in interest rates generally would result in an increase in the Association's average interest rate spread and net interest income. Savings and NOW accounts which could reprice within one year are assumed to reprice in varying rates over several years. If these deposits were all to reprice within one year, it would result in a negative one-year gap position of $70.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."

         In addition to affecting interest income and expense, changes in interest rates also can affect the value of the Association's interest-earning assets, which are comprised of fixed and adjustable-rate instruments, and the ability to realize gains from the sale of such assets. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. At June 30, 1998, the Association had $91.3 million of investment and mortgage-backed securities available for sale ($48.0 million of which had fixed-rates of interest). The Association had $433,000 of net unrealized losses with respect to such securities, which were included as a separate component in the Mid-Tier Holding Company shareholders' equity, net of tax benefit, as of such date.

         The OTS has delayed indefinitely implementing an interest rate risk component into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. If the net portfolio value of an institution would decline by more than 2% of the estimated market value of the institution's assets in the event of a 200 basis point increase or decrease in interest rates, then the institution is deemed to be subject to a greater than "normal" interest rate risk and must deduct from its capital 50% of the amount by which the decline in net portfolio value exceeds 2% of the estimated market value of the institution's assets, as of an effective date to be determined. As of June 30, 1998, if interest rates increased by 200 basis points, the Association's net portfolio value would decrease by $19.5 million, or 19.0% of the estimated portfolio value of the Association's assets, using assumptions provided by the OTS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."

         Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates in recent periods have resulted in increased prepayments of loans and mortgage-related securities, as borrowers refinanced to reduce borrowing costs. Under these circumstances, the Association is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. See "Business - Lending Activities."

         In addition, at June 30, 1998, the Association had $574.4 million of deposits, of which $241.3 million or 42.0% consisted of certificates of deposit maturing in one year or less. An increase in interest rates could result in a decline in deposits, a higher average cost of deposits, or both.

RISKS RELATED TO COMMERCIAL REAL ESTATE LOANS, MULTI-FAMILY RESIDENTIAL REAL ESTATE LOANS, CONSTRUCTION AND LAND LOANS

         Commercial real estate, multi-family residential real estate, construction and land lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful operation of the project for repayment, loan terms which often do not require full amortization of the loan over its term, and the need to successfully develop and/or sell the property. In addition, risk of loss on a construction loan largely depends upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Association may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Commercial and multi-family residential real estate loans may involve large loan balances to single borrowers or groups of related borrowers, with the repayment of such loans typically dependent on the successful operations and income stream of the borrower. Such risks can be significantly affected by economic conditions. In addition, commercial and multi-family residential real estate lending generally requires substantially greater oversight efforts compared to single-family residential real estate lending. See "Business -Lending Activities - Multi-Family Residential Real Estate Loans" "-Commercial Real Estate Loans," "Construction and Land Loans" and "Asset Quality - Non-Performing Assets."

         The following table sets forth certain information regarding the composition of the Association's loan portfolio with respect to commercial real estate, multi-family residential, construction and land loans at June 30, 1998.


                                                 At June 30, 1998
                                             --------------------------
                                                            Percent of
                                               Amount       Total Loans
                                             ---------      -----------
                                              (Dollars in Thousands)

               Commercial ................   $  46,147          8.32%
               Multi-family ..............       8,739          1.58
               Land ......................      12,409          2.24
               Construction ..............      47,024          8.49
                                             ---------         -----
                                             $ 114,319         20.63%
                                             =========         =====

STRONG COMPETITION WITHIN THE ASSOCIATION'S MARKET AREA

         The Association faces significant competition in both making loans and attracting deposits. As of March 31, 1998, the Association held 2.14%, 6.28%, 2.93% and 0.80% of all bank and savings association deposits in Palm Beach, Martin, St. Lucie and Indian River Counties, respectively. In its market area, the Association competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Association and may offer certain services that the Association does not or cannot provide. The profitability of the Association depends upon its continued ability to successfully compete in its market area.

GEOGRAPHIC CONCENTRATION OF LOANS

         The Association's market area consists primarily of Palm Beach, Martin, St. Lucie, Indian River and Brevard Counties. In excess of 90% of the Association's real estate loans are secured by properties located in its market area. In addition, in excess of 90% of all of its loans are made to residents of its market area. The economy of the Association's market area is service oriented and is significantly dependent upon government, foreign trade, tourism and its continued attraction as a retirement area. Accordingly, the asset quality of the Association's loan portfolio is highly dependent upon the economy and the unemployment rate in its market area. No assurance can be given that downturns, if any, which may occur in the economy in the Association's market area may not adversely affect the Association's operations in the future.

CERTAIN ANTI-TAKEOVER PROVISIONS

         PROVISIONS IN THE COMPANY'S GOVERNING INSTRUMENTS AND DELAWARE LAW. Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as certain provisions in Delaware law, will assist the Company in maintaining its status as an independent publicly owned corporation. Provisions in the Company's Certificate of Incorporation and Bylaws provide, among other things, (i) that the Board of Directors of the Company shall be divided into three classes; (ii) that special meetings of shareholders may only be called by the Board of Directors of the Company; (iii) that shareholders generally must provide the Company advance notice of shareholder proposals and nominations for director and provide certain specified related information; (iv) noncumulative voting for the election of directors; (v) that no person may acquire more than 10% of the issued and outstanding shares of any class of equity security of the Company; (vi) the authority to issue shares of authorized but unissued Common Stock and preferred stock and to establish the terms of any one or more series of Preferred Stock, including voting rights (which may be waived by the Board of Directors under certain circumstances); and (vii) supermajority voting requirements with respect to certain business transactions involving the Company. Provisions under DGCL applicable to the Company provide, among other things, that the Company may not engage in a business combination with an "interested shareholder" (generally a holder of 15% of a corporation's voting stock) during the three-year period after the interested shareholder became such except under certain specified circumstances. In addition, OTS regulations prohibit, for a period of one year following the date of Conversion, offers to acquire or the acquisition of beneficial ownership of more than 10% of the outstanding voting stock of the Company. The above provisions may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus generally may serve to perpetuate current management. See "Restrictions on Acquisitions of the Company and the Association."

         VOTING POWER OF OFFICERS AND DIRECTORS. Directors and executive officers of the Company expect to purchase approximately 2.06% or 2.00% of the shares of Common Stock outstanding based upon the issuance of (i) the Exchange Shares and (ii) shares of Conversion Stock at the minimum and the maximum of the Estimated Valuation Range, respectively. See "Proposed Management Purchases."

         The Company intends to seek shareholder approval of the Company's proposed 1999 Recognition Plan, which is a non-tax-qualified restricted stock plan for the benefit of directors, officers and employees of the Company and the Association. Assuming the receipt of shareholder approval, which shareholder approval cannot be obtained earlier than six months following the Conversion pursuant to OTS regulations, the Company expects to acquire Common Stock on behalf of the 1999 Recognition Plan in an amount equal to 4% of the Conversion Stock sold in the Offerings, or 194,848 shares and 263,614 shares at the minimum and maximum of the Estimated Valuation Range, respectively. These shares will be acquired either through open market purchases, if permissible, or from authorized but unissued Common Stock. Under the terms of the 1999 Recognition Plan, recipients of awards will be entitled to instruct the trustees of the 1999 Recognition Plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If the shares are purchased in the open market, directors and executive officers would have effective control over 4.02% of the Common Stock outstanding at such time based upon the issuance of the (i) Exchange Shares and (ii) shares of Conversion Stock at the midpoint of the Estimated Valuation Range, respectively, before giving effect to the potential exercise of any stock options by directors and officers of the Company and the Association, and shares held by the ESOP. If approved by shareholders at a meeting held no earlier than six months following the Conversion, the Company intends to reserve for future issuance pursuant to the 1999 Stock Option Plan a number of authorized shares of Common Stock equal to an aggregate of 10% of the Conversion Stock sold in the Offerings (659,036 shares, based on the issuance of the maximum 6,590,357 shares). See "Management
- New Stock Benefit Plans." Management's potential voting control could, together with additional shareholder support, preclude or make more difficult takeover attempts that certain shareholders deem to be in their best interest and may tend to perpetuate existing management.

         PROVISIONS OF STOCK BENEFIT PLANS AND EMPLOYMENT AGREEMENTS. The ESOP provides for accelerated vesting in the event of a change in control. In addition, upon consummation of the Conversion, the Company and the Association will enter into an employment agreement with the Association's and the Company's President and Chief Executive Officer and change in control agreements with the President and Chief Executive Officer and six other officers of the Association, which agreements will provide for severance pay in the event of a change in control. These provisions may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or the Association. In addition, it is possible that the 1999 Stock Option Plan and the 1999 Recognition Plan may not be implemented until more than one year following completion of the Conversion, and, in such event, such plans could provide for accelerated vesting in the event of a change in control of the Company. See "Restrictions on Acquisition of the Company and the Association - Restrictions in the Company's Certificate of Incorporation and Bylaws," "Management - New Stock Benefit Plans" and "Management - Employment Agreements."

REGULATORY OVERSIGHT AND LEGISLATION

         The Association is subject to extensive regulation, supervision and examination by the OTS, as its chartering authority, and by the FDIC as insurer of its deposits up to applicable limits. The Association is a member of the FHLB System and is subject to certain limited regulations promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the holding company of the Association, the Company also will be subject to regulation and oversight by the OTS. Such regulation and supervision govern the activities in which an institution can engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking and thrift industries, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether by the OTS, the FDIC or Congress, could have a material impact on the Company, the Association and their respective operations. See "Regulation."

         On September 30, 1996, the Deposit Insurance Funds Act of 1996 ("DIF") was enacted into law. The DIF Act contemplates the development of a common charter for all federally chartered depository institutions and the abolition of separate charters for national banks and federal savings institutions. It is not known what form the common charter may take and what effect, if any, the adoption of a new charter would have on the financial condition or results of operations of the Association. See "Regulation - The Association."

         Legislation is proposed periodically providing for a comprehensive reform of the banking and thrift industries, and has included provisions that would (i) require federal savings institutions to convert to a national bank or a state-chartered bank or thrift, (ii) require all savings and loan holding companies to become bank holding companies, and (iii) abolish the OTS. The current form of legislation adopted by the U.S. House of Representatives does not provide for the elimination of the federal thrift charter or OTS, but does provide that unitary savings and loan holding companies that were established or applied for after March 31, 1998 would not have the ability to engage in unlimited activities but would be subject to the activities restrictions applicable to multiple savings and loan holding companies. Unitary holding companies that were established or applied for before such date would be grandfathered and could continue to engage in unlimited activities and could transfer the grandfather rights to acquirors of the holding company. The Senate's version of this legislation is substantially similar but provides for a grandfathering date of September 3, 1998. It is uncertain when or if this legislation will be passed, and, if passed, what the final form of such legislation will be. As a result, management cannot accurately predict the possible impact of such legislation on the Association.

POSSIBLE INCREASE IN NUMBER OF SHARES ISSUED IN THE CONVERSION

         The number of shares to be sold in the Conversion may be increased as a result of an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions prior to completion of the Conversion or to fill the order of the ESOP. In the event that the Estimated Valuation Range is so increased, it is expected that the Company will issue up to 7,578,961 shares of Conversion Stock at the Purchase Price for an aggregate price of up to $75,789,610. An increase in the number of shares will decrease net income per share and shareholders' equity per share on a pro forma basis and will increase the Company's consolidated shareholders' equity and net income. Such an increase will also increase the Purchase Price as a percentage of pro forma shareholders' equity per share and net income per share.

         The ESOP currently intends to purchase 8% of the Conversion Stock sold in the Offerings. In the event that the number of shares to be sold in the Conversion are increased as a result of an increase in the Estimated Valuation Range, the ESOP shall have a first priority to purchase all shares of Conversion Stock sold in the Offerings in excess of 6,590,357 shares, up to a maximum of 8% of the total number of shares of Conversion Stock sold in the Offerings. See "Pro Forma Data" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF ADDITIONAL SHARES

         If the 1999 Recognition Plan is approved by shareholders of the Company, the 1999 Recognition Plan intends to acquire an amount of Conversion Stock equal to 4% of the shares of Conversion Stock sold in the Offerings. If such shares are acquired at a per share price equal to the Purchase Price, the cost of such shares would be $2.6 million, assuming the Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range. Such shares of Common Stock may be acquired in the open market with funds provided by the Company, if permissible, or from authorized but unissued shares of Common Stock. In the event that the 1999 Recognition Plan acquires authorized but unissued shares of Common Stock from the Company, the interests of existing shareholders will be diluted. The issuance of authorized but unissued shares of Common Stock to such plan in an amount equal to 4% of the Conversion Stock sold in the Offerings would dilute the voting interests of existing shareholders by approximately 2.0%and net income per share and shareholders' equity per share would be decreased by a corresponding amount. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

         If the 1999 Stock Option Plan is approved by shareholders of the Company, the Company intends to reserve for future issuance pursuant to such plan a number of shares of Common Stock equal to an aggregate of 10% of the Conversion Stock sold in the Offerings (659,036 shares, based on the issuance of the maximum 6,590,357 shares). Such shares may be authorized but previously unissued shares, treasury shares or shares purchased by the Company in the open market or from private sources. If only authorized but previously unissued shares are used under such plan, the issuance of the total number of shares available under such plan would dilute the voting interests of existing shareholders by approximately 4.9%, and net income per share and shareholders' equity per share would be decreased by a corresponding amount. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Stock Option Plan."

         The Association also has adopted and maintains the 1995 Stock Option Plan, which reserves for issuance 222,926 shares of Mid-Tier Holding Company Common Stock. As of the date of this Prospectus, 15,060 shares had been issued as a result of the exercise of options granted under such option plan. Upon consummation of the Conversion, this plan will become the plan of the Company and Common Stock will be issued in lieu of Mid-Tier Holding Company Common Stock pursuant to the terms of such plan. See "Management-Existing Stock Options."

INCREASED COMPENSATION EXPENSE AFTER THE CONVERSION
         The Association is required to record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an employee stock ownership plan instead of an amount equal to the cost basis of such shares. If the shares of Common Stock appreciate in value over time, this requirement will result in increased compensation expense with respect to the ESOP. It is impossible to determine at this time the extent of such impact on future net income. See "Pro Forma Data." In addition, after consummation of the Conversion, the Company intends to implement, subject to shareholder approval (which approval cannot be obtained earlier than six months subsequent to the Conversion), the 1999 Recognition Plan. Upon implementation, the release of shares of Common Stock from the 1999 Recognition Plan will result in additional compensation expense. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES

         The Company and the Association have received a letter from FinPro advising them of its belief that subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have no value. However, this letter is not binding on the Internal Revenue Service ("IRS"). If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of such rights would be taxable probably only to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights (either as capital gain or ordinary income) in an amount equal to such value. Based upon the letter from FinPro, the Company does not believe that the receipt of subscription rights should be a taxable event. However, whether subscription rights are considered to have ascertainable value is an inherently factual determination. See "The Conversion - Effects of Conversion" and "-Tax Aspects."

         In addition, the Association has received an opinion of Elias, Matz, Tiernan & Herrick L.L.P., subject to certain assumptions stated therein, that the mergers constituting the Conversion will qualify under the Code as reorganizations where no gain or loss will be recognized to the Primary Parties. However, such opinion is not binding on the IRS. Accordingly, if the IRS were to successfully assert that the mergers constituting the Conversion either were part of a step transaction without independent economic significance and business purpose or that the transactions circumvented the repeal of the "General Utilities" doctrine, the mergers would not qualify as tax-free reorganizations resulting in taxable gain to the parties to the transaction. See "The Conversion - Effects of the Conversion" and "-Tax Aspects."

YEAR 2000 COMPLIANCE

         As the year 2000 approaches, significant concerns have been expressed with respect to the ability of existing computer software programs and operating systems to function properly with respect to data containing dates in the year 2000 and thereafter. Many existing application software products were designed to accommodate only a two digit year (E.G., 1998 is reflected as "98"). The Association's operating, processing and accounting operations are computer reliant and could be affected by the Year 2000 issues. The Association is reliant on third-party vendors for their data processing needs as well as certain other significant functions and services (E.G., securities safekeeping services, securities pricing data, etc.). The Association currently is working with its third-party vendors in order to assess their Year 2000 readiness. While no assurance can be given that such third party vendors will be Year 2000 compliant, management believes that all such vendors are taking appropriate steps to address the issues on a timely basis. The Association expects to complete contigency plans for the remaining mission critical and critical applications by the end of 1998. In addition, as of June 30, 1998, the Association had contacted all of its commercial credit customers regarding the customers' awareness of the Year 2000 issue. While no assurance can be given that its customers will be Year 2000 compliant, management believes, based on representation of such customers and a review of their operations, that the customers are either addressing the appropriate issues to ensure compliance or that they are not faced with material Year 2000 issues. The Association has completed its own company-wide contingency plan. Individual contingency plans concerning specific software and hardware issues and operational plans for continuing operations were completed substantially for all mission critical and critical hardware and software applications as of September 15, 1998. As of the date hereof, a substantial majority are either year 2000 compliant or are in the process of revising and testing their updated systems for year 2000 compliance.

         Based on certain preliminary estimates, the Association believes that its expenses related to upgrading its systems and software for Year 2000 issues will not exceed $1.8 million. Of that amount, approximately $1.2 million and $39,000 was expensed during the twelve months ended December 31, 1997 and 1996, respectively with the remainder being budgeted for fiscal 1998. While the Association currently has no reason to believe that the cost of addressing such issues will materially affect the Association's products, services or ability to compete effectively, no assurance can be made that the Association or the third party vendors on which it relies will become Year 2000 compliant in a successful and timely fashion. Nevertheless, the Company does not believe that the cost of addressing the Year 2000 issues will be a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial conditions, nor does it believe that the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 considerations."


IRREVOCABILITY OF ORDERS; POTENTIAL DELAY IN COMPLETION OF OFFERINGS

         Orders submitted in the Subscription Offering, Eligible Public Shareholders Offering or the Community Offering are irrevocable. Funds submitted in connection with any purchase of Conversion Stock in the Offerings will be held by the Company until the completion or termination of the Conversion, including any extension of the Expiration Date. Because, among other factors, completion of the Conversion will be subject to an update of the independent appraisal prepared by FinPro, there may be one or more delays in the completion of the Conversion. Subscribers will have no access to subscription funds and/or shares of Conversion Stock until the Conversion is completed or terminated.


                                 USE OF PROCEEDS
         Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Conversion Stock will be between $47.3 million and $64.4 million ($74.2 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data" and "The Conversion
- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

         The Company plans to contribute to the Association 50% of the net Conversion proceeds (after deducting therefrom the amounts to be loaned to the ESOP and contributed to the 1999 Recognition Plan) and retain the remaining 50% of the net proceeds. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8% of the Conversion Stock sold in the Offerings. Based upon the issuance of 4,871,209 shares or 6,590,357 shares at the minimum and maximum of the Estimated Valuation Range, respectively, the loan to the ESOP would be $3.9 million and $5.3 million, respectively. See "Management - Employee Stock Ownership Plan." The remaining net proceeds retained by the Company initially may be used to invest in investment securities, mortgage-backed and related securities, U.S. Government and federal agency securities of various maturities, deposits in either the Association or other financial institutions, or a combination thereof. The portion of the net proceeds retained by the Company may ultimately be used to support the Association's lending activities, to support the future expansion of operations, and for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the Common Stock or returns of capital (the Company and the Association have committed that no return of capital will be made on the Common Stock during the one-year period subsequent to consummation of the Conversion) or the development of new branch office locations. The Association has acquired or placed deposits for four parcels of real estate which may be used for new branch offices over the next three years. Other than as previously disclosed herein, neither the Association nor the Company has any specific plans, arrangements, or understandings regarding any branch acquisitions or diversification of activities at this time.

         Following the completion of the Conversion (to the extent permitted by the OTS), and based upon then existing facts and circumstances, the Company's Board of Directors may determine to repurchase some shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to shareholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be deemed in the best interests of the Company and its shareholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that the Association will be capitalized in excess of all applicable regulatory requirements after any such repurchases. As of the date hereof, the Company has not made my determination with regard to implementation of a stock repurchase program subsequent to the Conversion. The payment of dividends or repurchase of stock, however, would be prohibited if the Association's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $50.8 million. See "Dividend Policy," "The Conversion Liquidation Rights" and "The Conversion Certain Restrictions on Purchase or Transfer of Shares After the Conversion."

         The Company will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to the types of business activities in which it may engage, provided that the Association continues to be a qualified thrift lender ("QTL"). See "Regulation - The Company" for a description of certain regulations applicable to the Company.

         The portion of the net proceeds contributed by the Company to the Association will be added to the Association's general funds to be used for general corporate purposes, including increased lending activities and purchases of securities. While the amount of net proceeds received by the Association will further strengthen the Association's capital position, which already substantially exceeds all regulatory requirements, it should be noted that the Association is not converting primarily to raise capital. After the Conversion, the Association's tangible capital ratio will be 12.5% (based upon the midpoint of the Estimated Valuation Range). As a result, the Association will continue to be a well-capitalized institution. After the Conversion, the Association intends to emphasize capital strength and growth in assets and earnings.

         THE NET PROCEEDS MAY VARY BECAUSE TOTAL EXPENSES OF THE CONVERSION MAY BE MORE OR LESS THAN THOSE ESTIMATED. The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in the estimated pro forma market value of the Common Stock. Payments for shares made through withdrawals from existing deposit accounts at the Association will not result in the receipt of new funds for investment by the Association but will result in a reduction of the Association's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.


                                 DIVIDEND POLICY

         Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. The Board of Directors intends to pay quarterly cash dividends on the Common Stock at an initial rate equal to the amount of the existing quarterly dividend paid on the Public Mid-Tier Holding Company Shares ($.225 per share) divided by the Exchange Ratio commencing the first quarter after the consummation of the Conversion. Based upon the current Estimated Price Range, the Exchange Ratio is expected to be 1.8203, 2.1416, 2.4628 and 2.8322 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, resulting in an initial quarterly dividend rate of $.1236, $.1051, $.0914 and $.0794 per share, respectively, following consummation of the Conversion. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of net proceeds retained by the Company in the Conversion, investment opportunities available to the Company or the Association, capital requirements, the Company's and the Association's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may be paid in addition to, or in lieu of, regular cash dividends (however, the Company and the Association have committed to the OTS that they will take no action with respect to any return of capital during the one-year period following consummation of the Conversion).

         Dividends from the Company may eventually depend, in part, upon receipt of dividends from the Association, because the Company initially will have no source of income other than dividends from the Association, earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company and interest payments with respect to the Company's loan to the ESOP. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to shareholders of another savings institution in a cash-out merger and other distributions charged against capital. As of June 30, 1998, the Association was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion. Based on the regulatory capital level of the Association at June 30, 1998, the Association would have been permitted to make a capital distribution to the Company of up to $23.2 million as of July 1, 1998. See "Regulation - The Association - Capital Distribution Regulation." However, because the accumulated earnings and profits tax attribute was retained by the MHC in the MHC Reorganization, the Association's accumulated earnings and profits at June 30, 1998 was approximately $12.5 million. Any dividends or other distributions paid in excess of the Association's accumulated earnings and profits would require a recapture of a portion of the Association's bad debt reserves, resulting in a tax liability as discussed below. The Conversion will re-unite the tax attribute retained by the MHC with the Association's retained earnings and thus increase the Association's ability to pay dividends.

         Any payment of dividends by the Association to the Company which would be deemed to be drawn out of the Association's bad debt reserves would require a payment of taxes at the then-current tax rate by the Association on the amount of earnings deemed to be removed from the reserves for such distribution. The Association does not intend to make any distribution to the Company that would create such a federal tax liability. See "Taxation."

         Unlike the Association, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends may eventually be dependent, in part, upon dividends from the Association in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Delaware law which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.


                             MARKET FOR COMMON STOCK

         There is an established market for Mid-Tier Holding Company Common Stock which is currently listed on The Nasdaq Stock Market under the symbol, "CMSV," and the Mid-Tier Holding Company had market makers as of _______, 1998. As a newly formed company, the Company has never issued capital stock (other than 100 shares issued to the Association, which will be canceled upon consummation of the Conversion) and consequently there is no established market for the Common Stock. It is expected that the Common Stock will be more liquid than the Mid-Tier Holding Company Common Stock since there will be significantly more outstanding shares owned by the public. Public Mid-Tier Holding Company Shares (including shares held in the Dividend Reinvestment Plan) will automatically, without further action by the holders thereof, be converted into and become a right to receive a number of shares of Common Stock that is determined pursuant to the Exchange Ratio. See "The Conversion Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

         The Company has applied to have its Common Stock listed on The Nasdaq Stock Market under the Mid-Tier Holding Company's previous symbol "CMSV." There are various requirements for qualification and continued quotation of the Common Stock on The Nasdaq Stock Market including a minimum number of market makers for the Common Stock. The Company will seek to encourage and assist market makers to make a market in its Common Stock, and, based upon the number of market makers for the Mid-Tier Common Stock, believes that enough market makers will make a market in the Common Stock in order to continue listing the Common Stock on The Nasdaq Stock Market. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Although not legally or contractually required to do so, FBR has advised the Company that upon completion of the Conversion, it intends to act as a market maker in the Common Stock.

         Additionally, the development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. In the event that institutional investors buy a relatively large proportion of the Offering, the number of active buyers and sellers of the Common Stock at any particular time may be limited. There can be no assurance that persons purchasing Conversion Stock will be able to sell their shares at or above the Purchase Price. Therefore, purchasers of Conversion Stock should have a long-term investment intent and should recognize that a possibly limited trading market may make it difficult to sell the Common Stock after the Conversion and may have an adverse effect on the price of the Common Stock.

         As of the date of this Prospectus, there were 5,103,920 shares of Mid-Tier Holding Company Common Stock outstanding, including 2,483,816 publicly held shares, which were held of record by approximately 931 registered shareholders. The following table shows the high and low per share sales prices of Mid-Tier Holding Company Common Stock as reported by The Nasdaq Stock Market and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.


                                                            Dividends Declared
  QUARTER ENDED                 High            Low            Per Share
---------------------------   -------         -------       ------------------

March 31, 1996 ............   $ 17.00         $ 15.50           $ .175
June 30, 1996 .............     16.00           14.25             .200
September 30, 1996 ........     17.00           15.75             .200
December 31, 1996 .........     20.75           16.25             .200
March 31, 1997 ............    20.625           18.50             .225
June 30, 1997 .............     22.50          19.625             .225
September 30, 1997 ........     37.25           21.75             .225
December 31, 1997 .........     39.75           32.25             .225
March 31, 1998 ............     41.00          33.625             .225
June 30, 1998 .............     39.00           31.00             .225
September 30, 1998 ........     37.25           21.00             .225


                               REGULATORY CAPITAL

         At June 30, 1998, the Association exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the Association's historical regulatory capital at June 30, 1998 and the pro forma regulatory capital of the Association after giving effect to the Conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by the Association of 50% of the net Conversion proceeds (less the amounts to be loaned to the ESOP and contributed to the 1999 Recognition Plan). The pro forma risk-based capital amounts assume the investment of the net proceeds received by the Association in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 1998.

                                                                        Pro Forma at June 30,1998 Based on
                                                  -------------------------------------------------------------------------------

                                                       4,871,209           5,730,659           6,590,357           7,578,961
                                                      Shares Sold         Shares Sold         Shares Sold         Shares Sold
                                Historical at          at $10.00           at $10.00           at $10.00           at $10.00
                                June 30, 1998          Per Share           Per Share           Per Share           Per Share
                             -------------------  ------------------- ------------------- ------------------- -------------------

                                      Percent of           Percent of          Percent of          Percent of          Percent of
                              Amount  Assets(1)   Amount   Assets(1)   Amount  Assets(1)   Amount  Assets(1)   Amount   Assets(1)
                             -------- ---------- --------  ---------- -------- ---------- -------- ---------- -------- ----------
                                                                 (Dollars in Thousands)
GAAP capital .........       $ 73,308    9.6%    $100,891    12.9%    $104,127    13.2%   $107,364   13.6%    $111,087    14.0%
Tangible capital:
  Actual .............         73,742    9.6%      91,555    11.7%    $ 94,791    12.1%   $ 98,028   12.4%     101,751    12.8%
  Requirement ........         11,486    1.5       11,753     1.5       11,802     1.5      11,851    1.5       11,906     1.5
                             --------   ----     --------   -----     --------   -----    --------  -----     --------   -----
  Excess .............       $ 62,256    8.1%    $ 79,802    10.2%    $ 82,989    10.6%   $ 86,177   10.9%    $ 89,844    11.3%
                             ========   ====     ========   -====     ========   =====    ========  =====     ========   =====
Core capital(2):
  Actual .............         73,742    9.6%      91,555    11.7%    $ 94,791    12.1%   $ 98,028   12.4%    $101,751    12.8%
  Requirement ........         22,972    3.0       23,507     3.0       23,604     3.0      23,701    3.0       23,813     3.0
                             --------   ----     --------   -----     --------   -----    --------  -----     --------   -----
  Excess .............       $ 50,770    6.6%    $ 68,048     8.7%    $ 71,187     9.1%   $ 74,327    9.4%    $ 77,938     9.8%
                             ========   ====     ========   =====     ========   =====    ========  =====     ========   =====
Risk-based capital(2):
  Actual .............       $ 76,509   17.3%    $ 94,322   21.79%    $ 97,558   22.46%   $100,795  23.12%    $104,518   23.87%
  Requirement ........         33,913    8.0       34,625    8.00       34,755    8.00      34,884   8.00       35,033    8.00
                             --------   ----     --------   -----     --------   -----    --------  -----     --------   -----
  Excess .............       $ 42,596    9.3%    $ 59,697   13.79%    $ 62,803   14.45%   $ 65,911  15.12%    $ 69,485   15.87%
                             ========   ====     ========   =====     ========   =====    ========  =====     ========   =====

--------------------------------

(1) Adjusted total or adjusted risk-weighted assets, as appropriate, except that the ratios regarding GAAP capital are based on total assets.

(2) Does not reflect the interest rate risk component to be added to the risk-based capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations. See "Regulation - The Association - Regulatory Capital Requirements."

                                 CAPITALIZATION

         The following table presents the historical capitalization of the Mid-Tier Holding Company at June 30, 1998, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                                                       The Company - Pro Forma
                                                                                  Based Upon Sale at $10.00 Per Share
                                                               --------------------------------------------------------------
                                                                                                                          7,578,961
                                                                                                                          Shares(1)
                                                The Mid-Tier Holding 4,871,209 Shares 5,730,659 Shares  6,590,357 Shares (15% above
                                                  Company Historical   (Minimum of      (Midpoint of      (Maximum of    Maximum of
                                                     Capitalization       Range)           Range)            Range)        Range)
                                                -------------------- ---------------- ---------------- ----------------- ----------
                                                                                      (In Thousands)
Deposits(2) ...................................         $ 574,383       $ 574,383        $ 574,383         $ 574,383     $ 574,383
Borrowings ....................................            91,513          91,513           91,513            91,513        91,513
                                                        ---------       ---------        ---------         ---------     ---------
Total deposits and borrowings .................         $ 665,896       $ 665,896        $ 665,896         $ 665,896     $ 665,896
                                                        =========       =========        =========         =========     =========

Shareholders' equity:
   Preferred Stock, par value $1.00, 10,000,000
     shares authorized; none to be issued .....         $      --       $      --        $      --         $      --     $      --
   Common Stock, par value $1.00,
      60,000,000 shares authorized; shares to
      be issued as reflected(3) ...............             5,100           9,393           11,050            12,708        14,614
   Additional paid-in capital(4) ..............            30,621          73,844           80,722            87,601        95,514
   Retained earnings(5) .......................            49,347          49,347           49,347            49,347        49,347
   Net unrealized loss on securities available
       for sale ...............................              (433)           (433)            (433)             (433)         (433)
Less:
     Common Stock currently held by the ESOP ..            (1,227)         (1,227)          (1,227)           (1,227)       (1,227)
   Common Stock to be acquired by the
       ESOP(6) ................................                --          (3,897)          (4,585)           (5,272)       (6,063)
   Common Stock acquired or to be acquired
       by Recognition Plans(7) ................              (330)         (2,278)          (2,622)           (2,966)       (3,362)
                                                        ---------       ---------        ---------         ---------     ---------

Total shareholders' equity ....................         $  83,078       $ 124,749        $ 132,252         $ 139,758     $ 148,390
                                                        =========       =========        =========         =========     =========

                                                                                                     (FOOTNOTES ON FOLLOWING PAGE)

(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Assumes that (i) the 2,483,816 Public Mid-Tier Holding Company Shares currently outstanding are converted into 4,521,291, 5,319,341, 6,117,143, and 7,034,664 Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, (ii) there are no fractional Exchange Shares, and (iii) the number of shares of Conversion Stock shown are sold in the Offerings. No effect has been given to the issuance of additional shares of Common Stock pursuant to the proposed 1999 Stock Option Plan. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Stock Option Plan."

(4) The pro forma additional paid-in capital includes the approximately $206,000 to be acquired by the Association upon the merger of the MHC into the Association.

(5) The retained earnings of the Association will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "The Conversion - Liquidation Rights." In addition, certain distributions from the Association's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause the Association to have additional taxable income. See "Taxation."

(6) Assumes that 8% of the Conversion Stock sold in the Offerings will be purchased by the ESOP, which is reflected as a reduction of shareholders' equity. The ESOP shares will be purchased with funds loaned to the ESOP by the Company. See "Pro Forma Data" and "Management
         - Employee Stock Ownership Plan."

(7) The Company intends to adopt the 1999 Recognition Plan and to submit such plan to shareholders at an annual or special meeting of shareholders held at least six months following the consummation of the Conversion. If the plan is approved by shareholders, the Company intends to contribute sufficient funds to the trust created under the 1999 Recognition Plan to enable the trust to purchase a number of shares of Common Stock equal to 4% of the Conversion Stock sold in the Offerings. Assumes that shareholder approval has been obtained and that the shares have been purchased in the open market at the Purchase Price. However, in the event the Company issues authorized but unissued shares of Common Stock to the 1999 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings, the voting interests of shareholders would be diluted by approximately 2.0%. The shares are reflected as a reduction of shareholders' equity. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

                                 PRO FORMA DATA

         The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $47.3 million and $64.4 million (or $74.2 million in the event the Estimated Valuation Range is increased by 15%) based upon the following assumptions: (i) all shares of Conversion Stock will be sold in the Subscription Offering; (ii) no fees will be paid to FBR on shares purchased by (x) the ESOP and any other employee benefit plan of the Company or the Association or (y) officers, directors, employees and members of their immediate families, which purchases are estimated to aggregate 21,600 shares of Conversion Stock at the midpoint of the Estimated Valuation Range; (iii) FBR will receive a fee equal to .75% of the aggregate Purchase Price for sales in the Subscription Offering (excluding the sale of shares to the ESOP, employee benefit plans, and officers, directors, employees and their immediate families), with such fee estimated to be $344,000 and $454,000 at the minimum and maximum of the Estimated Valuation Range (or $521,000 in the event the Estimated Valuation Range is increased by 15%); and (iv) total other expenses, excluding the marketing fees paid to FBR, will be $1.1 million. Actual expenses may vary from those estimated.

         Pro forma consolidated net income and shareholders' equity of the Company have been calculated for the six months ended June 30, 1998 and for the year ended December 31, 1997 as if the Conversion Stock to be issued in the Offerings had been sold at the beginning of the respective periods and the net proceeds had been invested at 5.41% which represents the yield on one-year U.S. Government securities at June 30, 1998 (which, in light of changes in interest rates in recent periods, are deemed by the Company and the Association to more accurately reflect pro forma reinvestment rates than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. A marginal tax rate of 37.65% has been assumed for each of the periods resulting in an after-tax yield of 3.37%. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock. See Note 4 to the tables below. No effect has been given in the pro forma shareholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to make a loan to fund the purchase of 8% of the Conversion Stock by the ESOP and retain 50% of the net proceeds from the Offerings.

         No effect has been given in the tables to the issuance of additional shares of Common Stock equal to 10% of the Conversion Stock pursuant to the proposed 1999 Stock Option Plan. See "Management - New Stock Benefit Plans Stock Option Plan." The table below gives effect to the 1999 Recognition Plan, which is expected to be adopted by the Company following the Conversion and presented (together with the 1999 Stock Option Plan) to shareholders for approval at an annual or special meeting of shareholders to be held at least six months following the consummation of the Conversion. If the 1999 Recognition Plan is approved by shareholders, the 1999 Recognition Plan intends to acquire an amount of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. The table below assumes that shareholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the 1999 Recognition Plan are purchased in the open market at the Purchase Price. No effect has been given to (i) the Company's results of operations after the Conversion, (ii) the market price of the Common Stock after the Conversion, or (iii) a less than 4% purchase by the 1999 Recognition Plan.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma shareholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with GAAP.

         THE PRO FORMA SHAREHOLDERS' EQUITY IS NOT INTENDED TO REPRESENT THE FAIR MARKET VALUE OF THE COMMON STOCK AND MAY BE DIFFERENT THAN AMOUNTS THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS IN THE EVENT OF LIQUIDATION.

                                                            At or For the Six Months Ended June 30, 1998
                                                  --------------------------------------------------------------
                                                                                                    7,578,961
                                                   4,871,209       5,730,659        6,590,357      Shares Sold
                                                  Shares Sold     Shares Sold      Shares Sold    at $10.00 Per
                                                   at $10.00       at $10.00        at $10.00       Share (15%
                                                   Per Share       Per Share        Per Share         above
                                                  (Minimum of      (Midpoint       (Maximum of       Maximum
                                                     Range)         of Range)         Range)       of Range)(8)
                                                  ------------    ------------     ------------    ------------

                                                          (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds ................................   $     48,712    $     57,307     $     65,904    $     75,790
Less offering expenses and commissions ........          1,396           1,456            1,516           1,583
                                                  ------------    ------------     ------------    ------------
  Estimated net proceeds ......................         47,316          55,851           54,388          74,207
Less: Shares purchased by the ESOP ............         (3,897)         (4,835)          (5,272)         (6,063)
      Shares to be purchased by the
      1999 Recognition Plan ...................         (1,948)         (2,292)          (2,636)         (3,032)
                                                  ------------    ------------     ------------    ------------
Total estimated net proceeds, as adjusted(1) ..   $     41,471    $     48,974     $     56,480    $     65,112
                                                  ============    ============     ============    ============
Net income:
  Historical ..................................   $      2,511    $      2,511     $      2,511    $      2,511
  Pro forma income on net proceeds,
    as adjusted ...............................            699             825              952           1,097
  Pro forma ESOP adjustment(2) ................            (81)            (95)            (110)           (126)
  Pro forma 1999 Recognition Plan
    adjustment(3) .............................           (121)           (143)            (164)           (189)
                                                  ------------    ------------     ------------    ------------
  Pro forma net income ........................   $      3,008    $      3,098     $      3,189    $      3,293
                                                  ============    ============     ============    ============
Net income per share(4)(5):
  Historical(6) ...............................   $       0.28    $       0.24     $       0.21    $       0.18
  Pro forma income on net proceeds, as adjusted           0.08            0.08             0.08            0.08
  Pro forma ESOP adjustment(3) ................          (0.01)          (0.01)           (0.01)          (0.01)
  Pro forma 1999 Recognition Plan
    adjustment(3) .............................          (0.01)          (0.01)           (0.01)          (0.01)
                                                  ------------    ------------     ------------    ------------
  Pro forma net income per share(4)(5) ........   $       0.34    $       0.30     $       0.27    $       0.24
                                                  ============    ============     ============    ============
Offering price to pro forma net
  income per share (4) ........................           14.7x           16.7x            18.5x           20.8x
                                                  ============    ============     ============    ============
Shares utilized for earnings per share
  calculation..................................      8,886,097      10,454,240       12,022,371      13,825,724
                                                  ============    ============     ============    ============
Shareholders' equity:
  Historical(6) ...............................   $     83,278    $     83,278     $     83,278    $     83,278
  Estimated net proceeds ......................         47,316          55,851           64,388          74,207
  Less: Common Stock acquired
        by the ESOP(2) ........................         (3,897)         (4,585)          (5,272)         (6,063)
        Common Stock to be acquired by
        the 1999 Recognition Plan(3) ..........         (1,948)         (2,292)          (2,636)         (3,032)
                                                  ------------    ------------     ------------    ------------
  Pro forma shareholders' equity(5)(6)(7) .....   $    124,749    $    132,252     $    139,758    $    148,390
                                                  ============    ============     ============    ============
Shareholders' equity per share(4):
  Historical(6) ...............................   $       8.87    $       7.54     $       6.56    $       5.69
  Estimated net proceeds ......................           5.04            5.05             5.07            5.08
  Less: Common Stock acquired
        by the ESOP(2) ........................          (0.41)          (0.41)           (0.41)          (0.41)
        Common Stock to be acquired by
        the 1999 Recognition Plan(3) ..........          (0.21)          (0.21)           (0.21)          (0.21)
                                                  ------------    ------------     ------------    ------------
  Pro forma shareholders' equity
    per share(5)(6)(7) ........................   $      13.29    $      11.97     $      11.01    $      10.15
                                                  ============    ============     ============    ============
Shares outstanding(5) .........................      9,392,500      11,050,000       12,707,500      14,613,625
                                                  ============    ============     ============    ============
Offering price as a percentage of pro
  forma shareholders' equity per share(4) .....           75.2%           83.5%            90.8%           98.5%
                                                  ============    ============     ============    ============
Exchange Ratio ................................         1.8203          2.1416           2.4628          2.8322
                                                  ============    ============     ============    ============

                                                             At or For the Year Ended December 31, 1997
                                                  ---------------------------------------------------------------
                                                   4,871,209        5,730,659        6,590,357        7,578,961
                                                  Shares Sold      Shares Sold      Shares Sold      Shares Sold
                                                   at $10.00        at $10.00        at $10.00      at $10.00 Per
                                                   Per Share        Per Share        Per Share       Share (15%
                                                  (Minimum of       (Midpoint       (Maximum of     above Maximum
                                                     Range)          of Range)         Range)        of Range)(8)
                                                  ------------     ------------     ------------     ------------
                                                          (Dollars in Thousands, Except Per Share Amounts)


Gross proceeds ................................   $     48,712     $     57,307     $     65,904     $     75,790
Less offering expenses and commissions ........          1,396            1,456            1,516            1,583
                                                  ------------     ------------     ------------     ------------
  Estimated net proceeds ......................         47,316           55,851           64,388           74,207
Less: Shares purchased by the ESOP ............         (3,897)          (4,585)          (5,272)          (6,063)
      Shares to be purchased by the
      1999 Recognition Plan ...................         (1,948)          (2,292)          (2,636)          (3,032)
                                                  ------------     ------------     ------------     ------------
Total estimated net proceeds, as adjusted(1) ..   $     41,471     $     48,974     $     56,480     $     65,112
                                                  ============     ============     ============     ============
Net income:
  Historical ..................................   $      5,356     $      5,356     $      5,356     $      5,356
  Pro forma income on net proceeds,
    as adjusted ...............................          1,398            1,650            1,903            2,194
  Pro forma ESOP adjustment(2) ................           (162)            (191)            (219)            (252)
  Pro forma 1999 Recognition Plan
    adjustment(3) .............................           (243)            (286)            (329)            (378)
                                                  ------------     ------------     ------------     ------------
  Pro forma net income ........................   $      6,349     $      6,529     $      6,711     $      6,920
                                                  ============     ============     ============     ============
Net income per share(4)(5):
  Historical ..................................   $       0.60     $       0.51     $       0.44     $       0.39
  Pro forma income on net proceeds, as adjusted           0.16             0.16             0.16             0.16
  Pro forma ESOP adjustment(3) ................          (0.02)           (0.02)           (0.02)           (0.02)
  Pro forma 1999 Recognition Plan
    adjustment(3) .............................          (0.03)           (0.03)           (0.03)           (0.03)
                                                  ------------     ------------     ------------     ------------
  Pro forma net income per share(4)(5) ........   $       0.71     $       0.62     $       0.55     $       0.50
                                                  ============     ============     ============     ============
Offering price to pro forma net
  income per share (4) ........................           14.1x            16.1x            18.2x            20.0x
                                                  ============     ============     ============     ============
Shares utilized for earnings per share
  calculation .................................      8,899,087       10,469,522       12,039,946       13,845,935
                                                  ============     ============     ============     ============
Shareholders' equity:
  Historical(6) ...............................   $     81,459     $     81,459     $     81,459     $     81,459
  Estimated net proceeds ......................         47,316           55,851           64,388           74,207
  Less: Common Stock acquired
        by the ESOP(2) ........................         (3,897)          (4,585)          (5,272)          (6,063)
        Common Stock to be acquired by
        the 1999 Recognition Plan(3) ..........         (1,948)          (2,292)          (2,636)          (3,032)
                                                  ------------     ------------     ------------     ------------
  Pro forma shareholders' equity(5)(6)(7) .....   $    122,930     $    130,433     $    137,939     $    146,571
                                                  ============     ============     ============     ============
Shareholders' equity per share(4):
  Historical (6) ..............................           8.67             7.37             6.41             5.57
  Estimated net proceeds ......................           5.04             5.05             5.07             5.08
  Less: Common Stock acquired
        by the ESOP(2) ........................          (0.41)           (0.41)           (0.41)           (0.41)
        Common Stock to be acquired by
        the 1999 Recognition Plan(3) ..........          (0.21)           (0.21)           (0.21)           (0.21)
                                                  ------------     ------------     ------------     ------------
  Pro forma shareholders' equity
    per share(5)(6)(7) ........................   $      13.09     $      11.80     $      10.86     $      10.03
                                                  ============     ============     ============     ============
Shares outstanding (5) ........................      9,392,500       11,050,000       12,707,500       14,613,625
                                                  ============     ============     ============     ============
Offering price as a percentage of pro
  forma shareholders' equity per share(4) .....           76.4%            84.8%            92.1%            99.7%
                                                  ============     ============     ============     ============
Exchange Ratio ................................         1.8203           2.1416           2.4628           2.8322
                                                  ============     ============     ============     ============

----------

(1) Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the Offerings minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the 1999 Recognition Plan, subject to shareholder approval, after the Conversion at an assumed purchase price of $10.00 per share.

(2) It is assumed that 8% of the shares of Conversion Stock sold in the Offerings will be purchased by the ESOP with funds loaned by the Company. The Company and the Association intend to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes
         (i) that the loan to the ESOP is payable over 15 years, with the ESOP shares having an average fair value of $10.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the AICPA and (ii) the effective tax rate was 37.7% for each of the periods. See "Management - Employee Stock Ownership Plan."

(3) It is assumed that the 1999 Recognition Plan will purchase, following shareholder approval of such plan, a number of shares of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings for issuance to directors, officers and employees. Funds used by the 1999 Recognition Plan to purchase the shares initially will be contributed to the 1999 Recognition Plan by the Company. It is further assumed that the shares were acquired by the 1999 Recognition Plan at the beginning of each of the periods presented in open market purchases at the Purchase Price and that 10% and 20% of the amount contributed, net of taxes, was an amortized expense during the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. The issuance of authorized but unissued shares of Common Stock pursuant to the 1999 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings would dilute the voting interests of shareholders by approximately 2.0% and under such circumstances pro forma net income per share for the (i) six months ended June 30, 1998 would be $.33, $.29, $.25 and $.24 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma shareholders' equity per share at June 30, 1998 would be $13.01 $11.73, $10.77 and $9.95 at the minimum, midpoint maximum and 15% above the maximum of such range, respectively, and (ii) the year ended December 31, 1997 would be $.71, $.62, $.55 and $.50 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma shareholders' equity per share at December 31, 1997 would be $12.82, $11.56, $10.63 and $9.83 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the 1999 Recognition Plan will be equal to the Purchase Price. See "Management - New Stock Benefit Plans
         - Recognition Plan."

(4) The net income per share calculations (i) for the six months ended June 30, 1998 are based upon 8,886,097, 10,545,240, 12,022,371 and
         13,825,724 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, which amounts include 4,521,291, 5,319,341, 6,117,143, and 7,034,664
         Exchange Shares, respectively, and exclude, in accordance with Statement of Position 93-6 entitled "Employers Accounting for Employee Stock Ownership Plans", 505,707, 596,171, 685,655 and 787,106 shares, respectively, representing the ESOP shares which have not been committed for release during the six months ended June 30, 1998 and
         (ii) for the year ended December 31, 1997 are based upon 8,899,087, 10,469,522, 12,039,946 and 13,845,935 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range respectively, which amounts include 4,521,291, 5,319,341, 6,117,143 and 7,034,664 Exchange Shares, respectively, and exclude 495,717, 580,889, 667,080 and 767,896 shares, respectively, representing ESOP shares which have not been committed for release during such period. Assuming the uncommitted ESOP shares were not subtracted from the number of shares of Common Stock outstanding at June 30, 1998, the offering price as a multiple of pro forma net income per share would be 15.6x, 17.8x, 19.9x and 22.2x at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and at December 31, 1997, the offering price as a multiple of pro forma net income per share would be 14.8x, 16.9x, 18.9x and 21.2x at the minimum, midpoint, maximum and 15% above the maximum of the estimated Valuation Range, respectively. The historical net income per share and historical shareholders' equity per share figures represent the Mid-Tier Holding Company's historical per share amounts divided by the Exchange Ratio. For a description of the Exchange Ratio, see "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the Conversion." For purposes of calculating pro forma shareholders' equity per share, it is assumed that the number of shares of Common Stock outstanding total 9,392,500, 11,050,000, 12,707,500 and 14,613,625 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range.

(5) No effect has been given to the issuance of additional shares of Common Stock pursuant to the 1999 Stock Option Plan, which will be adopted by the Company following the Conversion and presented for approval by shareholders at an annual or special meeting of shareholders of the Company held at least six months following the consummation of the Conversion. If the 1999 Stock Option Plan is approved by shareholders, an amount equal to 10% of the Conversion Stock sold in the Offerings, or 487,121, 573,066, 659,036 and 757,896 shares at the minimum, midpoint, maximum and 15% above the
         maximum of the Estimated Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the 1999 Stock Option Plan. The issuance of Common Stock pursuant to the exercise of options under the 1999 Stock Option Plan will result in the dilution of existing shareholders' interests by approximately 4.9%. Assuming shareholder approval of the 1999 Stock Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the 1999 Recognition Plan are acquired through open market purchases at the Purchase Price, (i) pro forma net income per share for the six months ended June 30, 1998 would be $.32, $.28, $.25 and $.23 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively, and pro forma shareholders' equity per share at June 30, 1998 would be $13.12, $ 11.87, $10.95 and $10.15 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively and (ii) pro forma net income per share for the year ended December 31, 1997 would be $.68, $.59, $.53 and $.47 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma shareholders' equity per share at December 31, 1997 would be $12.94, $11.71, $10.81 and $10.03 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. See "Management - New Share Benefit Plans - Stock Option Plan."

(6) Includes the $200,000 to be acquired by the Association upon the merger of the MHC into the Association.

(7) The retained earnings of the Association will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights." In addition, certain distributions from the Association's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause the Association to have additional taxable income. See "Taxation - Federal Taxation." Pro form a shareholders' equity and pro forma shareholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by the Association for federal income tax purposes in the event of a liquidation of the Association.

(8) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

                COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

         The condensed consolidated statements of operations of the Mid-Tier Holding Company and its wholly owned subsidiary for the years ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995 have been derived from the consolidated financial statements audited by Deloitte & Touche LLP, independent auditors whose report thereon appears elsewhere herein. The Consolidated Statements of Operations for the six month periods ended June 30, 1998 and 1997 are unaudited and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for the unaudited periods. The results of operations for the six month period ended June 30, 1998 is not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 1998. The condensed consolidated statements of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere herein.


                                                                   For the      For the Three
                                      For the Six Months          Year Ended    Months Ended        For the Years Ended
                                         Ended June 30,           December 31,   December 31,          September 30,
                                  ---------------------------     ------------  -------------      ----------------------

                                   1998                1997           1997           1996           1996           1995
                                  -------             -------        -------        -------        -------        -------
                                                            (In Thousands except Per Share Data)
Interest income ...............   $26,827             $24,577        $50,316        $11,896        $43,889        $37,720
Interest expense ..............    14,655              13,260         27,390          6,378         22,859         18,634
                                  -------             -------        -------        -------        -------        -------
Net interest income ...........    12,172              11,317         22,926          5,518         21,030         19,086

Provision for loan losses .....       213                  83            264            243             98            240
                                  -------             -------        -------        -------        -------        -------
Net interest income after
     provision for loan losses.    11,959              11,234         22,662          5,275         20,932         18,846
                                  -------             -------        -------        -------        -------        -------

 Other income .................     1,756               1,862          4,185          1,225          3,544          3,394
 Operating expense ............     9,846               8,805         18,561          4,644         19,800         14,903
                                  -------             -------        -------        -------        -------        -------
Income before
     provision for income taxes     3,869               4,291          8,286          1,856          4,676          7,337

Provision for income taxes ....     1,358               1,556          2,930            696            761          2,763
                                  -------             -------        -------        -------        -------        -------
Net income ....................   $ 2,511             $ 2,735        $ 5,356        $ 1,160        $ 3,915        $ 4,574
                                  =======             =======        =======        =======        =======        =======
Basic earnings per share ......   $  0.51             $  0.55        $  1.09        $  0.24        $  0.80        $  0.94
                                  =======             =======        =======        =======        =======        =======
Diluted earnings per share ....   $  0.49             $  0.54        $  1.06        $  0.23        $  0.79        $  0.94
                                  =======             =======        =======        =======        =======        =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Management's discussion and analysis is intended to provide assistance and understanding of the financial condition and results of operations. The information in this section should be read with the financial statements and the notes to the financial statements beginning at page F-1. As a financial institution, the results of operations are primarily dependent on net interest income. Net interest income is a function of the yield earned in any one period on the balances of loans and investments in the portfolio, offset by the interest paid on deposits and borrowed funds outstanding during that same period. Non-interest income consists primarily of fees and service charges, gains on sale of loans and investments, and, depending on the period, real estate operations which have either generated income or losses. The results of operations can also be significantly impacted by the amount of provisions for loan losses which are dependent upon, among other things, the size and composition of the loan portfolio, loan quality, and loan trends. Operating expenses consist primarily of employee compensation and benefits, occupancy expenses, professional fees and federal deposit insurance premiums. Results of operations are influenced by general economic and competitive conditions, including changes in prevailing interest rates and the policies of regulatory agencies.

BUSINESS STRATEGY

         The Association's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings and loan association dedicated to providing quality retail financial products and personalized customer service. The Association has implemented this strategy by emphasizing retail deposits as its primary source of funds and investing a substantial part of such funds in locally originated residential first mortgage loans, in mortgage-backed and related securities and in other liquid investment securities. Specifically, the Association's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution and maintaining a strong core customer base by providing a high degree of personalized banking services; (ii) emphasizing traditional lending and investment activities; (iii) maintaining asset quality; (iv) maintaining a strong retail deposit base; (v) managing interest rate risk while achieving desirable levels of profitability; and (vi) pursuing controlled growth.

Highlights of the Association's business strategy are as follows:

         COMMUNITY-ORIENTED INSTITUTION. The Association is committed to meeting the financial needs of its customers in Palm Beach, Martin, St. Lucie, Indian River and Brevard Counties in Florida, the communities in which it operates. In that connection, the Association operates 21 conveniently located full service branch offices as well as two loan production offices in these communities. The Association has sufficient resources to provide a full range of personal and business financial services, while being able to provide such services on a personalized and efficient basis. The continued consolidation of the financial services industry in Florida as a result of acquisitions by several regional and super regional bank holding companies has resulted in a declining number of locally based institutions that are fully knowledgeable about the communities in which they operate. Management believes that these institutions are unable to make decisions at the local level, thus reducing the responsiveness of such institutions to the needs of the local community. Management believes that the Association can be more effective in servicing its customers than many of its non-local competitors because of its ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Association's ability to provide these services is enhanced by the stability of the Association's senior management, which has an average tenure with the Association of 16 years.

         EMPHASIS ON TRADITIONAL LENDING AND INVESTMENT ACTIVITIES. Since its inception in 1955, the Association has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area through either locally originated or to a lesser extent, purchased loans or participation interests. As of June 30, 1998, 75.63% of the Association's total loan portfolio consisted of one-to four-family residential mortgage loans. To supplement local mortgage loan originations and purchases, the Association invests in investment securities, as well as mutual funds which invest primarily in mortgage-backed and related securities and government and agency securities, and mortgage-backed and related securities that are primarily issued or guaranteed by the United States Government or agencies thereof. By investing in insured or guaranteed assets, the Association has reduced the credit risk of its asset base in exchange for lower yields than would typically be available on commercial real estate and multi-family real estate loans. Mortgage-backed securities and investment securities and mutual funds represented 10.91% and 13.83% of total assets, respectively, at June 30, 1998. Included in the Association's portfolio of securities and investments are $59.5 million (7.77% of total assets) of collateralized mortgage obligations ("CMOs") issued by private issuers. Such securities are not insured or guaranteed by such issuers. See "Business of Community Savings, F.A.-Securities Portfolio-Mortgage-Backed and Related Securities."

         MAINTAIN ASSET QUALITY. Management believes that high asset quality is a key to long-term financial success and, as a result, the Association's investments are characterized by a high level of asset quality and moderate credit risk. At June 30, 1998, the Association's non-performing assets amounted to $2.1 million, or 0.27%, of total assets. At June 30, 1998, the Association's allowance for loan losses amounted to $2.8 million or 202.6% of the Association's non-performing loans.

         RETAIL DEPOSIT BASE. The Association has a strong retail deposit base drawn from the 21 full-service offices located in its market area. At June 30, 1998, 38.5% of the Association's deposit base of $574.4 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and statement savings accounts and money market deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Association will continue to emphasize retail deposits by maintaining its network of full-service offices and providing depositors with a full range of accounts.

         INTEREST RATE RISK MANAGEMENT. The Association has sought to manage interest rate risk by investing a substantial portion of its assets in ARM loans and other adjustable-rate loans, and in relatively short- and medium-term United States Government and agency securities, investment securities, and in mutual funds that invest in adjustable-rate securities, and in short- and medium-term fixed-rate mortgage-backed and related securities. Borrowers in the currently relatively stable interest rate environment tend to demand fixed-rate loans instead of variable-rate loans. The Association offers loan products which offer a fixed-rate for a short term, typically for five to seven years and then convert to a one-year adjustable-rate loan. Of the Association's total investment in loans, mortgage-backed and related securities and investment securities at June 30, 1998, $331.4 million, or 46.23%, had adjustable interest rates. The difference in the dollar amount of interest-earning assets and interest-bearing liabilities expressed as a percentage of total assets, is a measure of interest rate risk, and is referred to as an institution's interest sensitivity rate gap. An interest sensitivity rate gap is considered positive if interest-earning assets maturing or repricing in a particular time period exceed interest-bearing liabilities maturing or repricing within the same time period. An interest sensitivity rate gap is considered negative if interest-bearing liabilities maturing or repricing in a particular time period exceed interest-earning assets maturing or repricing within the same time period. Management seeks to manage the Association's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At June 30, 1998, total interest-earning assets exceeded total interest-bearing liabilities maturing or repricing in the same period by $3.4 million, representing a positive 0.44% cumulative one-year gap ratio.

AVERAGE BALANCE SHEET

         The following tables set forth certain information relating to the Mid-Tier Holding Company average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. The use of monthly average balances (except as noted otherwise) instead of daily average balances has not caused any material difference in the information presented.

                                              At June 30,            For the Six Months Ended June 30,
                                        ------------------------  --------------------------------------
                                                 1998                             1998
                                        ------------------------  --------------------------------------
                                                                  Average                      Average
                                        Balance       Yield/Cost  Balance       Interest      Yield/Cost
                                        --------      ----------  --------      --------      ----------
                                                              (Dollars in Thousands)
Interest-earning assets (1):
  Real estate loans ..................  $506,704         7.76%    $467,119       $18,377         7.87%
  Consumer and other loans ...........    20,671         9.13       19,809           913         9.22
  Mortgage-backed and
    related securities ...............    83,495         7.16       88,532         3,174         7.17
  Investment securities ..............    71,148         6.67       89,346         3,217         7.20
  Other investments (1) ..............    34,730         6.25       36,788         1,146         6.23
                                        --------                  --------       -------
    Total interest-earning assets ....   716,748         7.55      701,594        26,827         7.65
                                                                                 -------
Non-interest-earning assets ..........    48,740                    46,527
                                        --------                  --------
    Total assets .....................  $765,488                  $748,121
                                        ========                  ========
Interest-bearing liabilities:
  Deposits ...........................  $574,383         4.16     $571,282        11,976         4.19
  Borrowed funds .....................    91,513         6.62       77,967         2,679         6.87
                                        --------                  --------       -------
    Total interest-bearing liabilities   665,896         4.50      649,249        14,655         4.51
                                                                                 -------
Non-interest-bearing liabilities .....    16,514                    16,606
                                        --------
    Total liabilities ................   682,410                   665,855
Shareholders' equity .................    83,078                    82,266
                                        --------                  --------
    Total liabilities and shareholders'
      equity .........................  $765,488                  $748,121
                                        ========                  ========
Net interest income ..................                                           $12,172
                                                                                 =======
Net interest rate spread (3) .........                   3.05%                                   3.14%
                                                       ======                                  ======
Net yield on interest-earning assets (4)                 3.40%                                   3.47%
                                                       ======                                  ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities .......                 107.64%                                 108.06%
                                                       ======                                  ======

                                             For the Six Months Ended June 30,        For the Year Ended December 31,
                                           -------------------------------------   ------------------------------------
                                                          1997                                    1997
                                           -------------------------------------   ------------------------------------
                                           Average                     Average     Average                    Average
                                           Balance     Interest       Yield/Cost   Balance     Interest      Yield/Cost
                                           -------     --------       ----------   -------     --------      ----------
                                                                     (Dollars in Thousands)
Interest-earning assets:
  Real estate loans ..................    $381,169      $15,479          8.12%     $392,782     $31,846         8.11%
  Consumer and other loans ...........      18,408          817          8.88        18,316       1,644         8.98
  Mortgage-backed securities .........     103,089        3,768          7.31        99,884       7,330         7.34
  Investment securities ..............     105,350        3,522          6.69       110,986       7,540         6.79
  Other investments (1) ..............      33,643          991          5.89        31,851       1,956         6.14
                                          --------      -------                    --------     -------
    Total interest-earning assets ....     641,659       24,577          7.66       653,819      50,316         7.70
                                                        -------                                 -------
Non-interest-earning assets ..........      38,244                                   39,356
                                          --------                                 --------
    Total assets .....................    $679.903                                 $693,175
                                          ========                                 ========
Interest-bearing liabilities:
  Deposits ...........................    $531.512       11,031          4.15      $537,965      22,648         4.21
  Borrowed funds .....................      56,882        2,229          7.84        61,551       4,742         7.70
                                          --------      -------                    --------     -------
    Total interest-bearing liabilities     588,394       13,260          4.51       599,516      27,390         4.57
                                                        -------                                 -------
Non-interest-bearing liabilities .....      14,229                                   14,837
                                          --------                                 --------
    Total liabilities ................     602,623                                  614,353
Shareholders' equity .................      77,280                                   78,822
                                          --------                                 --------
    Total liabilities and shareholders'
      equity .........................    $679,903                                 $693,175
                                          ========                                 ========
Net interest income ..................                  $11,317                                 $22,926
                                                        =======                                 =======
Net interest rate spread (2) .........                                   3.15%                                  3.13%
                                                                       ======                                 ======
Net yield on interest-earning assets (3)                                 3.53%                                  3.51%
                                                                       ======                                 ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities .......                                 109.05%                                109.06%
                                                                       ======                                 ======

--------------------------

(1) Includes interest-earning deposits and FHLB stock.
(2) Net interest-rate spread represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

                         (Table continued on next page)

                                           For the three months ended December 31,     For the years ended September 30,
                                           ---------------------------------------   ------------------------------------
                                                           1996                                      1996
                                           ---------------------------------------   ------------------------------------
                                           Average                       Average     Average                    Average
                                           Balance      Interest        Yield/Cost   Balance       Interest    Yield/Cost
                                           -------      --------        ----------   -------       --------    ----------
                                                                                                 (Dollars in Thousands)
Interest-earning assets:
  Real estate loans ..................    $365,269       $ 7,427           8.13%     $331,134       $26,765       8.09%
  Consumer and other loans ...........      17,989           408           9.07        15,746         1,508       9.48
  Mortgage-backed securities .........     107,190         1,992           7.43        99,959         7,423       7.43
  Investment securities ..............      93,399         1,578           6.76        87,280         5,700       6.53
  Other investments (1) ..............      32,764           491           5.99        41,817         2,493       5.96
                                          --------       -------                     --------       -------
    Total interest-earning assets ....     616,611        11,896           7.72       575,936        43,889       7.62
                                                         -------                                    -------
Non-interest-earning assets ..........      35,425                                     36,068
                                          --------                                   --------
    Total assets .....................    $652,036                                   $612,004
                                          ========                                   ========
Interest-bearing liabilities:
  Deposits ...........................    $504,738         5,251           4.16      $478,955        19,247       4.02
  Borrowed funds .....................      55,063         1,127           8.19        42,416         3,612       8.52
                                          --------       -------                     --------       -------
    Total interest-bearing liabilities     559,801         6,378           4.56       521,371        22,859       4.38
                                                         -------                                    -------
Non-interest-bearing liabilities .....      16,294                                     15,995
                                          --------                                   --------
    Total liabilities ................     576,095                                    537,366
Shareholders' equity .................      75,941                                     74,638
                                          --------                                   --------
    Total liabilities and shareholders'
      equity .........................    $652,036                                   $612,004
                                          ========                                   ========
Net interest income ..................                   $ 5,518                                    $21,030
                                                         =======                                    =======
Net interest rate spread (2) .........                                     3.16%                                  3.24%
                                                                         ======                                 ======
Net yield on interest-earning assets (3)                                   3.58%                                  3.65%
                                                                         ======                                 ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities .......                                   110.15%                                110.47%
                                                                         ======                                 ======

                                               For the years ended September 30,
                                             ------------------------------------
                                                            1995
                                             ------------------------------------
                                             Average                    Average
                                             Balance       Interest    Yield/cost
                                             -------       --------    ----------
Interest-earning assets:
  Real estate loans ..................      $308,793        $23,661       7.66%
  Consumer and other loans ...........        13,056          1,197       9.17
  Mortgage-backed securities .........        53,349          4,198       7.87
  Investment securities ..............        83,650          5,945       7.11
  Other investments (1) ..............        46,444          2,719       5.85
                                            --------        -------
    Total interest-earning assets ....       505,292         37,720       7.46
                                                            -------
Non-interest-earning assets ..........        39,263
                                            --------
    Total assets .....................      $544,555
                                            ========
Interest-bearing liabilities:
  Deposits ...........................      $429,893         15,679       3.65
  Borrowed funds .....................        29,086          2,955      10.16
                                            --------        -------
    Total interest-bearing liabilities       458,979         18,634       4.06
                                                            -------
Non-interest-bearing liabilities .....        16,313
                                            --------
    Total liabilities ................       475,292
Shareholders' equity .................        69,263
                                            --------
    Total liabilities and shareholders'
      equity .........................      $544,555
                                            ========
Net interest income ..................                      $19,086
                                                            =======
Net interest rate spread (2) .........                                    3.40%
                                                                        ======
Net yield on interest-earning assets (3)                                  3.78%
                                                                        ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities .......                                  110.09%
                                                                        ======

--------------------
(1) The average balances of loans include non-performing loans, interest on which is recognized on a cash basis.
(2) Includes interest-earning deposits and FHLB stock.
(3) Net interest-rate spread represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE VOLUME ANALYSIS

         Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in average volume (change in average volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior average volume); (iii) changes in rate-volume (changes in rate multiplied by changes in average volume); and (iv) the net change.

                                                      Six months ended                                    Year ended
                                                   June 30, 1998 vs. 1997                         December 31, 1997 vs. 1996
                                         --------------------------------------------     ------------------------------------------
                                             Increase/Decrease Due to                       Increase/Decrease Due to
                                         --------------------------------                 -----------------------------
                                                                             Total                                          Total
                                                                   Rate/    Increase                             Rate/     Increase
                                         Volume      Rate         Volume   (Decrease)     Volume       Rate     Volume    (Decrease)
                                         -------    -------       -------  ----------     -------    -------    -------   ----------
                                                                           (In Thousands)
Interest income:
  Real estate loans ..................   $ 3,490    $  (478)      $  (115)  $ 2,898       $4,981     $    99    $     1    $ 5,081
  Consumer and other loans ...........        62         32             3        96          246         (94)       (16)       136
  Mortgage-backed securities .........      (532)       (72)           10      (594)          (6)        (90)         3        (93)
  Investment securities ..............      (536)       269           (38)     (305)       1,548         227         65      1,840
  Other investments (1) ..............        93         57             6       155         (594)         75        (18)      (537)
                                         -------    -------       -------   -------       -------    -------    -------    -------
    Total interest-earning assets ....     2,577       (192)         (135)    2,250         6,175        217         35      6,427
                                         -------    -------       -------   -------       -------    -------    -------    -------
Interest expense
  Deposits ...........................       825        107            14       945         2,372        910        119      3,401
  Borrowed funds .....................       827       (276)         (101)      450         1,630       (348)      (152)     1,130
                                         -------    -------       -------   -------       -------    -------    -------    -------
    Total interest-bearing liabilities     1,652       (170)          (87)    1,395         4,002        562        (33)     4,531
                                         -------    -------       -------   -------       -------    -------    -------    -------
Net change in net interest income ....   $   925    $   (22)      $   (48)  $   855       $ 2,173    $  (345)   $    68    $ 1,896
                                         =======    =======       =======   =======       =======    =======    =======    =======

                                                     Three months ended                               Year ended
                                                  December 31, 1996 vs. 1995                   September 30, 1996 vs. 1995
                                           -----------------------------------------   -----------------------------------------
                                             Increase/Decrease Due to                    Increase/Decrease Due to
                                           -----------------------------               -----------------------------
                                                                            Total                                       Total
                                                                  Rate/    Increase                           Rate/    Increase
                                           Volume      Rate      Volume   (Decrease)   Volume      Rate       Volume  (Decrease)
                                           -------    -------    -------  ----------   -------    -------    -------  ----------
                                                                            (In Thousands)
Interest income:
  Real estate loans ..................     $   947    $   175    $    27    $ 1,149    $ 1,711    $ 1,297    $    96    $ 3,104
  Consumer and other loans ...........          74         (9)        (2)        63        247         54         10        311
  Mortgage-backed securities .........         523        (72)       (23)       428      3,668       (235)      (208)     3,225
  Investment securities ..............         171         42          4        217        258       (485)       (18)      (245)
  Other investments (1) ..............        (157)       (12)         3       (166)      (271)        51         (6)      (226)
                                           -------    -------    -------    -------    -------    -------    -------    -------
    Total interest-earning assets ....       1,558        124          9      1,691      5,613        682       (126)     6,169
                                           -------    -------    -------    -------    -------    -------    -------    -------
Interest expense
  Deposits ...........................         588        145         19        752      1,791      1,591        186      3,568
  Borrowed funds .....................         363        (60)       (26)       277      1,354       (477)      (220)       657
                                           -------    -------    -------    -------    -------    -------    -------    -------
    Total interest-bearing liabilities         951         85         (7)     1,029      3,145      1,114        (34)     4,225
                                           -------    -------    -------    -------    -------    -------    -------    -------
Net change in net interest income ....     $   607    $    39    $    16    $   662    $ 2,468    $  (432)   $   (92)   $ 1,944
                                           =======    =======    =======    =======    =======    =======    =======    =======

---------------------

(1) Includes interest-earning deposits and FHLB stock.

RESULTS OF OPERATIONS

         Since the MHC Reorganization in October 1994, the Association has pursued strategies designed to grow the overall size of the organization (particularly the loan portfolio), while operating in a declining interest rate environment. As a result, total assets increased by $205.2 million, or 36.6%, to $765.5 million at June 30, 1998 from $560.3 million at September 30, 1994. In order to remain competitive in its market area, the Association has aggressively priced its deposit products to fund the growth in total assets. Consequently, rates earned on interest-earning assets have fallen more rapidly than rates paid on the interest-bearing liabilities with the result that the Association's interest rate spread has declined to 3.14% for the six months ended June 30, 1998 from 3.69% for the year ended September 30, 1994. Net interest margin, which represents net interest income as a percentage of average interest-earning assets, has also decreased to 3.47% for the six months ended June 30, 1998 from 3.79% for the year ended September 30, 1994. As new assets are added to increase total assets as well as to replace the normal decline in assets due to amortization and maturity, the new assets typically have had a lower yield than the assets being replaced due to the declining interest rate environment. The Association has experienced increased operating costs related to operating as a public company and as well as a result of rapid growth. Since September 1994, the Association has opened four new branch offices and two loan production offices, converted its entire computer system to a new PC-based wide area network system and instituted a new incentive-based loan origination program. The resulting increased compensation, equipment, and building costs have caused other performance ratios such as return on average assets, return on average equity, operating expense to average assets, and net interest income to operating expenses to fluctuate between periods. The Association intends to continue to increase its asset base as long as market conditions permit such growth.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

         GENERAL. Net income for the six months ended June 30, 1998 was $2.5 million, or $0.51 per share, a $224,000 decrease from $2.7 million, or $0.55 per share, for the six months ended June 30, 1997. The decrease in net income was primarily the result of increases in operating expense of $1.0 million, the provision for loan losses of $130,000 and a decrease in other income of $106,000, offset partially by a $855,000 increase in net interest income and a $198,000 decrease in the provision for income taxes.

         NET INTEREST INCOME. Net interest income increased to $12.2 million for the six months ended June 30, 1998 from $11.3 million for the same period in 1997 primarily as a result of a $59.9 million increase in average interest-earning assets to $701.6 million for the six months ended June 30, 1998 from $641.7 million for the same period in the prior year. Such increase reflected a $87.4 million increase in the net loan portfolio, offset in part by a $30.6 million decrease in the Association's aggregate securities portfolio. The loan portfolio increased as a result of the Association's continued emphasis on expanding its lending activities. The aggregate securities portfolio decreased primarily due to calls and the normal amortization of the securities. The average yield on interest-earning assets decreased to 7.65% for the six months ended June 30, 1998 from 7.66% for the 1997 period, primarily as a result of decreased average yields on real estate loans and mortgage-backed and related securities as well as the increase in the net loan portfolio, which was offset in part by increased average yields earned on investment securities and consumer and other loans. The increase in interest income was partially offset by a $60.8 million increase in average interest-bearing liabilities to $649.2 million for the six months ended June 30, 1998 from $588.4 million for the same period in 1997, primarily reflecting the growth of the Association's deposit portfolio and additional FHLB advances. FHLB advances increased by $18.3 million, which additional funds were used to support the increase in the loan portfolio. The average yield on interest-bearing liabilities was unchanged at 4.51% for the six months ended June 30, 1998 from the 1997 period. The weighted average cost of deposits increased to 4.19 % for the six months ended June 30, 1998 from 4.15% for the same period in 1997. This increase in the cost of deposits was offset by a decrease in the cost of borrowed funds to 6.87% for the six months ended June 30, 1998 from 7.84% for the same period in 1997.

         PROVISION FOR LOAN LOSSES. The Association maintains an allowance for loan losses based upon a periodic evaluation of, among other things, known and inherent risks in the loan portfolio, past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, the estimated value of underlying loan collateral, volume and

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

type of lending conducted by the Association and current economic conditions in its market area. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the actual loss experience, as well as guidelines applied by the OTS and the FDIC. Management reviews the adequacy of its allowance for loan losses monthly through its asset classification review. The provision for loan losses was $213,000 for the six months ended June 30, 1998, as compared to $83,000 for the six months ended June 30, 1997. The $130,000 increase was due primarily to the establishment of allowances totalling $108,000 on five single-family residential loans and one land loan. In addition, the provision reflected additional allowances established for possible loan losses due to the continued growth of the loan portfolio which amounted to 16.75% during the period. The allowance for loan losses as a percentage of net loans receivable was 0.52% and 0.63% at June 30, 1998 and 1997, respectively. In management's judgement it was prudent to increase the allowance for loan losses based upon, among other factors, the overall growth in its loan portfolio as well as the Association's increasing involvement in residential and non-residential construction lending secured primarily by properties located in the Association's primary market area.

         OTHER INCOME. Other income consists of servicing income and fee income and service charges. Other income decreased $106,000 to $1.8 million for the six months ended June 30, 1998, from $1.9 million for the same period in 1997. This decrease reflected the amortization of the affordable housing tax credit partnership of $140,000 during the six months ended June 30, 1998. The partnership began amortizing during the second half of 1997 based on an amortization schedule.

         OPERATING EXPENSE. Operating expense increased $1.0 million to $9.8 million for the six month period ended June 30, 1998 from $8.8 million for the same period in 1997. Increased employee compensation and benefits and occupancy and equipment costs accounted for the majority of such increase, increasing $741,000 and $107,000, respectively, during the six months ended June 30, 1998 as compared to the 1997 period. Additional costs related to the incentive-based loan originators were incurred during the 1998 period as a result of increased loan originations. In addition, increases in staffing and occupancy costs resulted from two additional branch offices operating in the six months ended June 30, 1998 that were not open during the same period in 1997, the requirements of the new company wide computer network, which involved new hardware and software depreciation expense and the hiring of additional personnel for implementation and training, as well as the increased cost of stock benefit programs reflecting the increase in market value of the Mid-Tier Holding Company's Common Stock.

         PROVISION FOR INCOME TAXES. The provision for income taxes was $1.4 million for the six months ended June 30, 1998 as compared to $1.6 million for the same period in 1997 reflecting the $174,000 tax benefit received from the affordable housing tax credit partnership during the six months ended June 30, 1998 which did not occur during 1997, as well as the decrease in net income.

RESULTS OF  OPERATIONS  FOR THE YEARS ENDED  DECEMBER 31, 1997 AND SEPTEMBER 30,
1996

         GENERAL. The comparison periods vary due to the change in the fiscal year of the Mid-Tier Holding Company and the Association from September 30 to December 31. Net income for the year ended December 31, 1997 increased 38.5% to $5.4 million, or $1.09 per share, compared to $3.9 million, or $0.80 per share for the year ended September 30, 1996. This increase in net income was primarily due to the special one time SAIF special assessment of $2.8 million (pre-tax) which was recorded during September 1996 and which did not reoccur during the year ended December 31, 1997. Net interest income increased $1.9 million to $22.9 million for the year ended December 31, 1997 from $21.0 million for the year ended September 30, 1996. Other income and the provision for income taxes increased $641,000 and $2.2 million, respectively, for the year ended December 31, 1997 while operating expense decreased $1.2 million during this period due to the absence of any special assessment.

         INTEREST INCOME. Interest income for the year ended December 31, 1997 totaled $50.3 million, an increase of $6.4 million, or 14.6%, from $43.9 million for the year ended September 30, 1996 reflecting, in part, the implementation of the Association's growth strategy to increase the net loan portfolio and securities held for sale. The increase was due primarily to an increase in average interest-earning assets of $77.9 million to $653.8 million for the year ended December 31, 1997 from $575.9 million for the year ended September 30, 1996, enhanced by an increase in the average yield on average interest-earning assets to 7.70% for the year ended December 31, 1997 from 7.62% for the year ended September

30, 1996. Interest income on loans increased $5.2 million, or 18.5%, to $33.5 million for the year ended December 31, 1997 compared to $28.3 million for the year ended September 30, 1996. Interest income on real estate loans increased by $5.0 million, or 19.0%, to $31.8 million for the year ended December 31, 1997 from $26.8 million for the year ended September 30, 1996 primarily because of an increase in the average balance of real estate loans of $61.6 million, or 18.6%, and an increase in the average yield on real estate loans to 8.11% from 8.09%. Interest income from investment securities and securities available for sale increased by $1.7 million, or 19.5%, to $10.4 million for the year ended December 31, 1997 from $8.7 million for the year ended September 30, 1996. The increase in income from investment securities and securities available for sale was primarily caused by an increase in the average balance of $23.7 million to $111.0 million for the year ended December 31, 1997 from $87.3 million for the year ended September 30, 1996, as well as an increase in the average yield to 6.79% for the year ended December 31, 1997 from 6.53% for the year ended September 30, 1996. Interest income from other investments, which includes interest-earning deposits and FHLB stock, decreased $537,000, or 21.5%, to $2.0 million for the year ended December 31, 1997 from $2.5 million for the year ended September 30, 1996. The decrease in interest from other investments is primarily attributable to a $10.0 million, or 23.9%, decrease in the average balance of other investments to $31.8 million during 1997 from $41.8 million during 1996, partially offset by an increase in the average yield on other investments to 6.14% for the year ended December 31, 1997 from 5.96% for the year ended September 30, 1996.

         INTEREST EXPENSE. Interest expense increased $4.5 million, or 19.8%, to $27.4 million for the year ended December 31, 1997 from $22.9 million for the year ended September 30, 1996. Interest on deposits increased $3.4 million, or 17.7%, to $22.6 million for the year ended December 31, 1997 from $19.2 million for the year ended September 30, 1996. The increase was due primarily to the increase in average cost of deposits to 4.21% from 4.02%, as well as an increase in the average balance of deposits of $59.0 million, or 12.3%, to $538.0 million during 1997 from $479.0 million during 1996. In order to increase its market share of total deposits during 1997 as well as to maintain its existing deposit customers, the Association placed an increased emphasis on competitively pricing its deposit products, including odd-term certificate of deposit products, as well as existing certificate of deposit products, as part of its asset liability policy. Certificates of deposit typically have a higher interest rate cost to the Association than transaction accounts. Certificates of deposits and transaction accounts increased $19.4 million and $17.6 million, respectively, at December 31, 1997 as compared to September 30, 1996. Interest expense attributable to borrowed funds increased $1.1 million, or 31.2%, to $4.7 million for the year ended December 31, 1997 from $3.6 million for the year ended September 30, 1996. The increase in interest expense attributable to borrowed funds is due to an increase in the average balance of borrowed funds to $61.6 million during 1997 from $42.4 million during the 1996 period, partially offset by a decrease in the average cost of borrowed funds to 7.70% for the year ended December 31, 1997 from 8.52% for the 1996 period. During 1997, additional advances from the FHLB were used primarily to fund the purchase of securities with higher interest yields than the interest cost of the FHLB advances.

         PROVISION FOR LOAN LOSSES. The provision for loan losses was $264,000 for the year ended December 31, 1997 as compared to $98,000 for the year ended September 30, 1996. The increase in the provision for loan losses for 1997 reflected management's assessment that the allowance for loan losses needed to be increased to absorb the risk inherent in the loan portfolio due to not only growth in the loan portfolio (which increased by $62.7 million) but also due to increased investment in commercial and multi-family real estate lending which is deemed to have greater risk than single-family residential lending. The allowance for loan losses as a percentage of net loans receivable at December 31, 1997 and September 30, 1996 was 0.59% and 0.61%, respectively.

         OTHER INCOME. Other income consists of servicing income and fee income, service charges, gain or loss on the sale or early maturity of securities available for sale, loans, and other assets as well as income or loss from a real estate venture in which a subsidiary of the Association was involved. Other income increased $641,000, or 18.1%, to $4.2 million for the year ended December 31, 1997 from $3.5 million for the year ended September 30, 1996. Net gain on sale of other assets of $617,000 in the year ended December 31, 1997 represented the sale of stock of the Association's data service bureau which did not occur during 1996. In addition, the year ended December 31, 1997 reflected a $3,000 net gain on the sale of loans as compared to a $225,000 net loss for the 1996 period. Fee income (which includes servicing income and other loan fees, and NOW account and other customer fees) increased $310,000 to $3.6 million for the 1997 year from $3.3 million for the 1996 period as a result of fee structure changes put in place during 1997.

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
These increases were partially offset by a decrease in miscellaneous income of $252,000. This decrease reflected the amortization of the affordable housing tax credit partnership of $147,000 during the year ended December 31, 1997.

         OPERATING EXPENSE. Total operating expense decreased $1.2 million to $18.6 million for the year ended December 31, 1997 from $19.8 million for the year ended September 30, 1996. Operating expense was higher in the 1996 period primarily due to the one-time $2.8 million special assessment for recapitalization of the SAIF. This special assessment was levied against institutions having SAIF-insured deposits as of March 31, 1995, as mandated by the DIF. Due to new reduced deposit insurance premium levels during 1997, the 1997 regular premium was $270,000 as compared to $1.1 million for the 1996 period. Employee compensation and benefits increased by $1.2 million to $9.0 million during the year ended December 31, 1997 from $7.8 million during the year ended September 30, 1996 and occupancy and equipment expense increased $478,000 to $5.1 million for the year ended December 31, 1997 from $4.6 million for the 1996 period. These increases are primarily the result of the opening of three new branch offices, the implementation of a new company wide computer network, and additional costs related to the incentive-based loan originators. These events involved construction costs, increases in staffing and depreciation increases related to new computer hardware and software for the network.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased $2.2 million to $2.9 million for the year ended December 31, 1997 from $761,000 for the 1996 period. This increase was the result of higher taxable income during the year ended December 31, 1997. In addition, the 1996 period included the reversal of a $1.1 million prior accrued liability which, in management's opinion, was no longer required and which was reversed with a credit to the 1996 income tax provision.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995

         GENERAL. Net income for the three months ended December 31, 1996 increased 10.5% to $1.2 million, or $0.24 per share, compared to $1.1 million, or $0.22 per share, for the three months ended December 31, 1995. The increase in net income was due to increases in net interest income of $662,000 and in other income of $145,000 offset partially by increases of $213,000 in the provision for loan losses, $455,000 in operating expense and $29,000 in the provision for income taxes.

         NET INTEREST INCOME. Net interest income increased to $5.5 million for the quarter ended December 31, 1996 from $4.9 million for the three months ended December 31, 1995 primarily as a result of a $78.0 million increase in average interest-earning assets to $616.6 million for the three months ended December 31, 1996 from $538.6 million for the same period in 1995. This increase was offset in large part by a $74.8 million increase in average interest-bearing liabilities to $559.8 million for the three months ended December 31, 1996 from $485.0 million for the same period in 1995.

         PROVISION FOR LOAN LOSSES. The provision for loan losses was $243,000 for the three months ended December 31, 1996 as compared to $30,000 for the same period in 1995. The increase in the provision of $213,000 included a $200,000 transfer to the general loan valuation allowance from a specific reserve which had been maintained with respect to an interest-earning deposit which was pledged as collateral for the loan made to the ESOP and which was recovered during the three months ended December 31, 1996. The allowance for loan losses as a percentage of net loans receivable was 0.65% and 1.04% at December 31, 1996 and 1995, respectively.

         OTHER INCOME. Other income consists of servicing income and fee income, service charges, gain or loss on the sale of securities available for sale and income or loss from the Association's subsidiary's real estate venture. Other income increased $145,000 to $1.2 million for the three months ended December 31, 1996 from $1.1 million for the same period in 1995, due to the reversal of a specific reserve of $200,000 referenced above which had been maintained with respect to an interest-earning deposit which was pledged as collateral for the ESOP loan and which was recovered during the 1996 period.

         OPERATING EXPENSE. Operating expense increased $455,000, or 10.9%, to $4.6 million for the three month period ended December 31, 1996, from $4.2 million from the same period in 1995, primarily due to increases of $135,000 in advertising and promotion due to increased advertising designed to increase the Association's market share, and $122,000 in employee compensation and benefits as a result of increased staffing due to both a branch office opening and the expansion of the Association's loan portfolio.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased $29,000 to $696,000 for the three months ended December 31, 1996 as compared to $667,000 for the same period in 1995 due to the increase in net income.

RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

         GENERAL. Net income for the year ended September 30, 1996 decreased 15.2% to $3.9 million, or $0.80 per share, compared to $4.6 million, or $0.94 per share, for the same period in 1995 due primarily to the $2.8 million special SAIF assessment as well as a $1.8 million increase in other operating expense. Such increases in expenses were partially offset by an increase in net interest income of $1.9 million, a decrease of $142,000 in the provision for loan losses, and a decrease in the provision for income taxes of $2.0 million.

         INTEREST INCOME. Interest income for the year ended September 30, 1996 totaled $43.9 million, an increase of $6.2 million, or 16.4%, from $37.7 million for the year ended September 30, 1995. The increase was due primarily to an increase in average interest-earning assets of $70.6 million to $575.9 million for the year ended September 30, 1996 from $505.3 million for the same period in 1995, enhanced by an increase in the average yield on average interest-earning assets to 7.62% for the year ended September 30, 1996 from 7.46% for the year ended September 30, 1995.


Interest income on loans increased $3.4 million, or 13.7%, to $28.3 million for the year ended September 30, 1996 compared to $24.9 million for the same period in 1995. Interest income on real estate loans increased by $3.1 million, or 13.1%, to $26.8 million for the year ended September 30, 1996 from $23.7 million for the same period in 1995, primarily because of an increase in the average yield on real estate loans to 8.09% from 7.66%, and an increase in the average balance of real estate loans of $22.4 million, or 7.3%. Interest income on consumer and other loans increased by $288,000 in 1996 as compared to 1995, principally because of an increase in the average balance of such loans of $2.6 million to $15.7 million for the year ended September 30, 1996 from $13.1 million for the year ended September 30, 1995. Interest income on mortgage-backed and related securities increased by $205,000, or 4.9%, to $4.4 million. The increase in interest income from mortgage-backed and related securities is primarily attributable to an increase in the average balance of mortgage-backed and related securities to $100.0 million from $53.3 million, partially offset by a decrease in the average yield to 7.43% from 7.87%. Interest income from investment securities and securities available for sale increased by $2.8 million, or 46.7%, to $8.7 million for the year ended September 30, 1996 from $5.9 million for the year ended September 30, 1995. The increase in income from investment securities and securities available for sale was primarily caused by an increase in the average balance of $3.6 million to $87.3 million for the year ended September 30, 1996 from $83.7 million, offset by a decrease in the average yield to 6.53% for the year ended September 30, 1996 from 7.11% for the year ended September 30, 1995. Interest income from other investments decreased $226,000, or 8.3%, to $2.5 million for the year ended September 30, 1996 from $2.7 million for the year ended September 30, 1995. The decrease in interest from other investments was primarily attributable to a $4.6 million, or 9.9%, decrease in the average balance of other investments to $41.8 million during 1996 from $46.4 million during 1995, partially offset by an increase in the average yield on other investments to 5.96% for the year ended September 30, 1996 from 5.85% for the year ended September 30, 1995.

         INTEREST EXPENSE. Interest expense increased $4.2 million, or 22.7%, to $22.9 million for the year ended September 30, 1996 from $18.6 million for the same period in 1995. Interest on deposits increased $3.6 million, or 22.8%, to $19.2 million for the year ended September 30, 1996 from $15.7 million for the year ended September 30, 1995. The increase was due primarily to the increase in average cost of deposits to 4.02% from 3.65%, and to a lesser degree, an increase in the average balance of deposits of $49.1 million, or 11.4%, to $479.0 million during 1996 from $429.9 million during 1995. In order to maintain, and if possible, to increase its market share of total deposits, during fiscal 1996 the Association placed an increased emphasis on certificate of deposit products, including a new odd-term certificate of deposit product, as well as existing certificate of deposit products as part of its asset liability policy. Interest expense attributable to borrowed funds increased $657,000, or 22.2%, to $3.6 million for the year ended September 30, 1996 from $3.0 million for the year ended September 30, 1995. The increase in interest expense attributable to borrowed funds is due to an increase in the average balance of borrowed funds to $42.4 million during fiscal 1996 from $29.1 million during fiscal 1995, partially offset by a decrease in the average cost of borrowed funds to 8.52% for the year ended September 30, 1996 from 10.16% for the same period in 1995. During fiscal year 1996, the Association used additional advances from the FHLB primarily to fund the purchase of securities bearing higher yields than the rate paid on such advances.

         PROVISION FOR LOAN LOSSES. The Association's provision for loan losses was $98,000 for the year ended September 30, 1996 as compared to $240,000 for the year ended September 30, 1995. The decrease in the provision for loan losses for fiscal 1996 was attributable to management's assessment that the allowance for loan losses was sufficient to absorb risk inherent in the Association's portfolio. The Association's allowance for loan losses as a percentage of net loans receivable at September 30, 1996 and 1995 was 0.61% and 1.06%, respectively.

         OTHER INCOME. Other income during the periods consisted of servicing income and fee income, service charges, gain or loss on the sale or call of mortgage-backed and related securities and investment securities and income or loss from a real estate venture in which a subsidiary was involved (which subsidiary is no longer active). Other income increased $150,000, or 4.4%, to $3.5 million for the year ended September 30, 1996 from $3.4 million for the year ended September 30, 1995. The increase in other income was primarily due to increases of $383,000 in NOW accounts and other customer fees (consisting of fees from money orders, transaction accounts, safe deposit boxes, and overdraft fees) and a $254,000 gain on the early maturity of an investment. These increases were partially offset by a decrease in miscellaneous income of $226,000 primarily as a result of a $279,000 decrease in the Association's income from its subsidiary's real estate venture which reflected the smaller number of closings on sales of units during fiscal 1996 as the Association's real estate venture sold the majority of the units. In addition, the Association recorded a net loss on the sale of loans of $225,000 during fiscal 1996 which did not occur in fiscal 1995.

         OPERATING EXPENSE. Total operating expense increased $4.9 million to $19.8 million for the year ended September 30, 1996 from $14.9 million for the year ended September 30, 1995. The increase in operating expense was primarily attributable to a one-time $2.8 million special assessment for recapitalization of the SAIF as discussed previously. In addition, employee compensation and benefits increased by $492,000 to $7.8 million during 1996 from $7.3 million during 1995, miscellaneous expense increased by $836,000 to $3.2 million during 1996 from $2.3 million during 1995, and the net gain on real estate owned decreased by $569,000 to $243,000 for 1996 from $812,000 for 1995. During fiscal year 1996, the Association received an additional payment of $470,000 representing a final settlement of the Association's claim with the State of Florida Department of Insurance, as Receiver for International Medical Centers, Inc. of Miami ("IMC"). Of this amount, $260,000 was classified as net gain on real estate owned while the remaining $210,000 was classified as interest income. During fiscal 1995, the Association received an initial settlement of this claim of $816,000 which was classified as net gain on real estate owned. Occupancy and equipment expense increased $75,000 to $4.6 million for 1996 from $4.5 million for 1995 primarily due to the opening of a new office, and advertising and promotion increased $71,000 to $616,000 for 1996 from $545,000 for 1995 primarily due to increased advertising for the Association's lending products.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased $2.0 million to $761,000 for the year ended September 30, 1996 from $2.8 million for the same period in 1995. The decrease in income tax expense reflected lower pre-tax income during the comparative periods as well as the reversal of a $1.1 million prior accrued liability which in management's opinion was no longer required and which was reversed with a credit to the 1996 income tax provision.

MARKET RISK ANALYSIS


         QUALITATIVE ANALYSIS. As a holding company for a financial institution, the Mid-Tier Holding Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Association's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Since the Mid-Tier Holding

Company's interest-earning assets and interest-bearing liabilities are held by the Association, all of the Mid-Tier Holding Company's interest rate risk exposure lies at the Association level. As a result, all significant interest rate risk management procedures are performed by management of the Association. Based upon the nature of the Association's operations, the Association is not subject to foreign currency exchange or commodity price risk. The Association's loan portfolio is secured by assets located primarily in Palm Beach, Martin, St. Lucie, Indian River and Brevard Counties in Florida and is, therefore, subject to risks associated with the local economy. As of June 30, 1998, the Association did not own any trading assets, and does not have any hedging transactions in place such as interest rate swaps and caps.

         The Association's interest rate risk management is the responsibility of the Asset/Liability Committee ("ALCO"), which makes quarterly reports to the Board of Directors. ALCO establishes policies to monitor and coordinate the Association's sources, uses and pricing of funds.

         The Association's interest rate management strategy is designed to manage the volatility of its net interest income by managing the relationship of interest-rate sensitive assets to interest-rate sensitive liabilities. The Association monitors interest rate risk through the use of a simulation model which measures the sensitivity of future net interest income and the net portfolio value to changes in interest rates. In addition, the Association monitors interest rate sensitivity through analysis by measuring the terms to maturity or next repricing date of interest-earning assets and interest-bearing liabilities The extent to which assets and liabilities are "interest rate sensitive" is measured by an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income. See "-GAP Table". At June 30, 1998, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $3.4 million, representing a cumulative one-year gap ratio of a positive 0.44%. See "-GAP Table."

         In the declining interest rate environment that has existed over the past several years, the Association invested a substantial portion of its assets in short- and medium-term liquid assets. While such investments typically yield less than could be obtained in investments in mortgage loans, the Association believes such investments will allow it to reinvest at higher yields if interest rates rise. In this regard, the Association has emphasized the origination of ARM loans and other adjustable-rate or short-term loans, as well as purchased short-term and medium-term investments. In addition, in recent years, the Association has de-emphasized the origination of fixed-rate residential loans and has used hybrid loan products which have a fixed-interest rate for a stated period of either five or seven years. At the end of the fixed-interest rate period, the loan converts to a one year ARM. However, in the low interest rate environment which currently exists, borrowers often prefer traditional fixed-rate loans. The Association retains ARM loans and fixed-rate loans with maturities of 15 years or less in its portfolio. Based on management's assessment of the current portfolio mix and Board of Director established limits, fixed rate loans with maturities greater than 15 years are either held in the portfolio or sold when originated in the secondary market, except those originated for special financing on low income housing. The Association also invests in United States Government and agency securities, investment securities, including mutual funds that invest in adjustable-rate securities, and short-term and medium-term fixed-rate mortgage-backed and related securities. Of the Association's total investment in loans, mortgage-backed and related securities and investment securities at June 30, 1998, $331.4 million, or 46.2%, had adjustable interest rates. In addition, the Association does not solicit high-rate certificates of deposit in excess of $100,000 or brokered funds.

         QUANTITATIVE ANALYSIS MARKET VALUE PORTFOLIO EQUITY. Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. An alternative methodology is to estimate the change in the market value of portfolio equity ("MVPE"). The assumptions used by management to evaluate the vulnerability of the Mid-Tier Holding Company's operations to changes in interest rates in the table below are primarily based on assumptions provided by the FHLB of Atlanta (see "-Gap Table"). Although management finds these assumptions reasonable, the interest rate sensitivity of the assets and liabilities and the estimated effects of changes in interest rates on the net interest income and MVPE indicated in the following table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

         The following table presents the Mid-Tier Holding Company's internal calculations of MVPE at June 30, 1998.

           Change in Interest                  Estimated Net Market Value
          Rates in Basis Points                   of Portfolio Equity              NPV as % of PV of Average Assets
-------------------------------------   ----------------------------------------   --------------------------------
              (Rate Shock)                Amount         $ Change       % Change     NPV Ratio           Change
-------------------------------------   ---------        --------       --------   -------------      -------------
                                           (Dollars in Thousands)                                     (Basis Points)
                   400                  $  66,779        $(35,874)       (34.9)%         8.93%            (479)
                   300                     74,595         (28,059)       (27.3)          9.97             (375)
                   200                     83,118         (19,535)       (19.0)         11.11             (261)
                   100                     92,438         (10,215)       (10.0)         12.36             (136)
                 Static                   102,653              --           --          13.72               --
                  (100)                   113,880          11,226         10.9          15.22              150
                  (200)                   126,250          23,596         23.0          16.88              316
                  (300)                   139,916          37,263         36.3          18.70              498
                  (400)                   155,056          52,403         51.0          20.73              701

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields an costs respond to changes in market interest rates. In this regard, the MPV table presented assumes that the composition of the Mid-Tier Holding Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Mid-Tier Holding Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Mid-Tier Holding Company's net interest income and will differ from actual results.

         GAP TABLE. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998, which are expected to reprice or mature, based on certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier term of repricing or the contractual terms of the asset or liability.

                                                          Amounts Maturing or Repricing
                                              -----------------------------------------------------
                                                                          6 Months
                                              Less than 3    3 to 6         to 1          1 to
                                                Months       Months         Year         3 Years
                                              -----------   ---------     ---------     ---------
                                                              (Dollars in Thousands)
Interest-earning assets:
  Real estate loans:
    Residential one- to four-family:
      Market index ARMs ....................   $  75,325    $  21,920     $  60,227     $  19,133
      Fixed-rate ...........................       8,969       10,047        17,601        58,744
    Commercial and multi-family:
      ARMs .................................      28,007        4,027        15,l87         3,489
      Fixed-rate ...........................         392          178         3,693         2,830
  Valuation allowances .....................          --           --            --            --
  Yield adjustments ........................          25           25            51           204
  Consumer loans ...........................       1,100          898         1,554         2,865
  Equity line of credit loans ..............       8,273           --            --            --
  Commercial business loans ................       5,026           33           135            52
  Collateralized mortgage obligations ......      16,094        5,897         8,855        21,428
  Other mortgage-backed securities .........       1,492        1,195         2,154         5,727
  Investment securities ....................      47,474        1,535           516         1,468
  Deposits in other institutions and cash
    equivalents ............................      30,948           --            --            --
  FHLB stock ...............................       3,782           --            --            --
                                               ---------    ---------     ---------     ---------
    TOTAL INTEREST-EARNING ASSETS ..........     226,907       45,755       109,973       115,940
                                               ---------    ---------     ---------     ---------
Interest-bearing liabilities:
  Passbook accounts ........................       1,399        1,399         2,800         7,059
  NOW accounts .............................       6,878        6,878        13,756        15,866
  Money market accounts ....................      16,659       16,659        33,317         1,948
  Certificate accounts .....................      68,140       67,030       106,033        81,365
  FHLB advances ............................      16,588        2,123         3,711        13,030
  Other borrowed funds .....................      15,883           --            --            --
                                               ---------    ---------     ---------     ---------
    TOTAL INTEREST-BEARING LIABILITIES .....     125,547       94,089       159,617       119,268
                                               ---------    ---------     ---------     ---------
Interest-earning assets less interest-
   bearing liabilities ("interest rate
   sensitivity gap") .......................   $ 101,360    $ (48,334)    $ (49,644)    $  (3,328)
                                               =========    =========     =========     =========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities .............   $ 101,360    $  53,026     $   3,382     $      54
                                               =========    =========     =========     =========
Interest sensitivity gap to total assets ...       13.24%       (6.31)%       (6.49)%       (0.43)%
Cumulative interest sensitivity gap to totat
   assets ..................................       13.24%        6.93%         0.44%         0.01%
Ratio of interest-earning assets to interest
  bearing liabilities ......................      180.73%       48.63%        68.90%        97.21%
Cumulative ratio of interest-earning assets
  to interest-bearing liabilities ..........      180.73%      124.14%       100.89%       100.01%
Cumulative interest-earning assets .........   $ 226,907    $ 272,662     $ 382,635     $ 498,575
Cumulative interest-bearing liabilities ....   $ 125,547    $ 219,636     $ 379,253     $ 498,521

                                                            Amounts Maturing or Repricing
                                                   -------------------------------------------------
                                                     3 to                    More than
                                                    5 Years     5-10 Years    10 Years       Total
                                                   ---------    ----------   ---------     ---------
                                                                (Dollars in Thousands)
Interest-earning assets:
  Real estate loans:
    Residential one- to four-family:
      Market index ARMs ....................       $  12,739    $      --    $      --     $ 189,344
      Fixed-rate ...........................          42,906       65,717       48,315       252,299
    Commercial and multi-family:
      ARMs .................................              --           --           --        50,710
      Fixed-rate ...........................           3,654        2,686        2,466        15,899
  Valuation allowances .....................              --           --       (2,767)       (2,767)
  Yield adjustments ........................             208           93          583         1,189
  Consumer loans ...........................             457           45           --         6,919
  Equity line of credit loans ..............              --           --           --         8,273
  Commercial business loans ................             263           --           --         5,509
  Collateralized mortgage obligations ......          11,154        5,814        3,267        72,509
  Other mortgage-backed securities .........             418           --           --        10,986
  Investment securities ....................          15,485        4,670           --        71,148
  Deposits in other institutions and cash
    equivalents ............................              --           --           --        30,948
  FHLB stock ...............................              --           --           --         3,782
                                                   ---------    ---------    ---------     ---------
    TOTAL INTEREST-EARNING ASSETS ..........          87,284       79,025       51,864       716,748
                                                   ---------    ---------    ---------     ---------
Interest-bearing liabilities:
  Passbook accounts ........................           3,413        6,805       10,061        32,936
  NOW accounts .............................           2,807        5,654       22,516        74,355
  Money market accounts ....................             826          711       14,227        84,347
  Certificate accounts .....................          29,658          956           --       353,182
  FHLB advances ............................          17,643       22,535           --        75,630
  Other borrowed funds .....................              --           --           --        15,883
                                                   ---------    ---------    ---------     ---------
    TOTAL INTEREST-BEARING LIABILITIES .....          54,347       36,661       46,804       636,333
                                                   ---------    ---------    ---------     ---------
Interest-earning assets less interest-
   bearing liabilities ("interest rate
   sensitivity gap") .......................       $  32,937    $  42,364    $   5,060     $  80,415
                                                   =========    =========    =========     =========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities .............       $  32,991    $  75,355    $  80,415
                                                   =========    =========    =========
Interest sensitivity gap to total assets ...            4.30%        5.53%        0.66%
Cumulative interest sensitivity gap to totat
   assets ..................................            4.31%        9.84%       10.51%
Ratio of interest-earning assets to interest
  bearing liabilities ......................          160.61%      215.56%      110.81%
Cumulative ratio of interest-earning assets
  to interest-bearing liabilities ..........          105.97%      112.78%      112.64%
Cumulative interest-earning assets .........       $ 585,859    $ 664,884    $ 716,748
Cumulative interest-bearing liabilities ....       $ 552,868    $ 589,529    $ 636,333

         In preparing the table above, it has been assumed, consistent with the assumptions used by the FHLB of Atlanta, as of March 1998, in assessing the interest rate sensitivity of savings associations, that: (i) adjustable-rate first mortgage loans will prepay at a rate of 23% per year; (ii) fixed-rate mortgage loans on one- to four-family residential properties with terms to maturity of 15 years or less will prepay at a rate of 10% per year; (iii) second mortgage loans on one- to four-family residential properties will prepay at a rate of 16% per year; (iv) fixed maturity deposits will not be withdrawn prior to maturity; (v) these withdrawal rates as well as loan prepayment assumptions are based on certain assumptions for loan prepayments and deposit withdrawals and (vi) fixed-rate first mortgage loans on one- to four-family residential properties with remaining terms to maturity of over 15 years will prepay annually as follows:

          Prepayment Interest Rate        Assumption
          ------------------------        ----------

                 Less than 7%                  9%
                 7 to 7.99%                   11%
                 8 to 8.99%                   14%
                 9 to 9.99%                   19%
                 10% and over                 27%

       Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable. NOW, passbook and statement savings accounts and money market accounts are assumed to decay at the following rates:

                                                Over 1         Over 3       Over 5        Over 10
                                    1 Year      Through       Through       Through       Through      Over 20
                                   or Less      3 Years       5 Years      10 Years       20 Years      Years
                                   -------      -------       -------      --------       --------     -------
NOW accounts .....................    37%          34%           9%           20%            20%         20%
Passbook accounts ................    17           26           17            40             40          40
Money market deposit accounts ....    79           11            5             5              5           5

         The above assumptions utilized by the FHLB of Atlanta are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by Bankshares. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For information regarding the contractual maturities of the loan, securities and deposit portfolios, see Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         The Association adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings, and loan commitments. The Association also adjusts liquidity as appropriate to meet its asset and liability management objectives. A major portion of the Association's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities.

         The Association is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. Currently, the required ratio is 4.0%. The Association's liquidity ratio averaged 12.2% during the six months ended June 30, 1998 while liquidity ratios averaged 14.2% for the year ended December 31, 1997.

         The Association's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed and related securities, maturities of investment securities and other short-term investments, FHLB advances, and earnings and funds provided from operations. While scheduled principal repayments on loans and MBS, and maturities of securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Association manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Association invests funds in excess of its immediate needs in short-term interest-earning deposits and other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $30.6 million at June 30, 1998. Other assets qualifying for liquidity outstanding at June 30, 1998 amounted to $14.8 million. For additional information about cash flows from the operating, financing, and investing activities, see the unaudited consolidated statements of cash flows included in the financial statements.

         Liquidity management is both a daily and long-term function of business management. If funds are required beyond the ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. FHLB advances totaled $75.6 million at June 30, 1998.

         At June 30, 1998, outstanding loan commitments totaled $22.1 million, which amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year totaled $241.2 million at June 30, 1998. Based on prior experience, management believes that a significant portion of such deposits will remain with the Association.

         The Association is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Bankshares' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of tangible capital of not less than 1.5% of adjusted total assets, total capital to risk-weighted assets of not less than 8.0%, Tier I capital of not less than 3.0% of adjusted total assets, and Tier I capital to risk-weighted assets of not less than 4.0% (as defined in the regulations). Management believes, as of June 30, 1998, that the Association meets all capital adequacy requirements to which it is subject.

         As of June 30, 1998, the most recent notification from the OTS categorized the Association as "Well Capitalized" under the framework for prompt corrective action. To be considered well capitalized under such framework, the Association must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios of 10.0%, 6.0% and 5.0%, respectively. There are no conditions or events since that notification that management believes have changed the Association's categorization. See Note 16 to Consolidated Financial Statements.

         The following table presents the relationship of the Association's capital as calculated under generally accepted accounting principles ("GAAP") with its regulatory capital as calculated under applicable regulation of the
OTS:

                                                                At                 At
                                                             June 30,         December 31,
                                                               1998               1997
                                                             --------         ------------
GAAP capital                                                 $ 73,308         $     70,527
Adjustments:
Unrealized losses on certain available for sale securities        434                  154
                                                             --------         ------------
Tangible and core capital                                      73,742               70,681
                                                             --------         ------------

Adjustments:
Equity investments required to be deducted                                          (3,043)
Allowances for loan and lease losses                            2,767                2,410

                                                             --------         ------------
Risk-based capital                                           $ 76,509         $     70,048
                                                             ========         ============

IMPACT OF NEW ACCOUNTING STANDARDS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of this statement will not affect the Mid-Tier Holding Company's consolidated financial position, results of operations, or cash flows, and any effect is limited to the form and content of its disclosures. The statement is effective for the fiscal year ended December 31, 1998.

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), issued in June 1998, must be adopted as of January 1, 2000. This Statement establishes accounting and reporting standards for derivative financial instruments and for hedging activities. Upon adoption of the Statement, all derivatives must be recognized at fair value as either assets or liabilities in the statement of financial position. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. Upon adoption, retroactive application of this Statement to financial statements of prior periods is not permitted. The Mid-Tier Holding Company is currently in the process of evaluating the impact of SFAS No. 133 on its consolidated financial position and results of operations and has neither determined whether to adopt it earlier than required or whether any securities will be reclassified from held to maturity to available for sale upon adoption of SFAS No. 133.

YEAR 2000 CONSIDERATIONS


         In order to be ready for the year 2000 (the "Year 2000 Issue"), the Association has developed a Year 2000 Action Plan (the "Action Plan") which was presented to the Audit Committee of the Board of Directors during July 1997. The Action Plan was developed using the guidelines outlined in the Federal Financial Institutions Examination's Council's "The Effect of 2000 on Computer Systems". The Association's Strategic Planning Committee assigned responsibility for the Action Plan to the Year 2000 Committee which reports to the Strategic Planning Committee and the Board of Directors on a monthly basis. The Action Plan recognizes that the Association's operating, processing and accounting operations are computer reliant and could be affected by the Year 2000 Issue. The Association is primarily reliant on third party vendors for its computer output and processing, as well as other significant functions and services (I.E., securities safekeeping services, securities pricing information, et cetera). The Year 2000 Committee is currently working with these third party vendors to assess their year 2000 readiness. Based upon the initial assessment, management presently believes that with planned modifications to existing software and hardware and planned conversions to new software and hardware, the Association's third party vendors are taking the appropriate steps to ensure critical systems will function properly. The Association currently expects the majority of such modifications and conversions and related testing to be completed by December 31, 1998 with any remaining ones being completed by March 31, 1999. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of the Association. There can be no assurance that potential systems interruptions or unanticipated additional expense incurred to obtain Year 2000 compliance would not have a material adverse effect on the Association's business, financial condition, results of operations and business prospects. Nevertheless, the Association does not believe that the cost of addressing the Year 2000 issues will be a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial conditions, nor does it believe that the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues represents a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition.



         The Year 2000 issues also affect certain of the Association's customers, particularly in the areas of access to funds and additional expenditures to achieve compliance. As of June 30, 1998, the Association had contacted all of its commercial credit customers (69 borrowers with loans outstanding aggregating $60.1 million)regarding the customers awareness of the Year 2000 Issue. While no assurance can be given that the customers will be Year 2000 compliant, management believes, based on representations of such customers and reviews of their operations (including assessments of the borrowers' level of sophistication and data and record keeping requirements), that the customers are either addressing the appropriate issues to insure compliance or that they are not faced with material Year 2000 issues. None of such borrowers use networked computer systems or data centers to conduct their operations. In addition, in substantially all cases the credit extended to such borrowers is collateralized by real estate which inherently minimizes the Association's exposure in the event that such borrowers do experience problems becoming Year 2000 compliant.



         The Association has identified 64 mission critical (without which the Association cannot operate) and critical (necessary applications but the Association can function for a moderate amount of time without such applications being Year 2000 compliant) applications operated by third party vendors. Of such mission critical and critical application, the Association has been informed that a majority are already Year 2000 compliant and 30% are in the process of revising and testing their systems for Year 2000 compliance. Of such 64 mission critical and critical applications, approximately 25% are provided by the Association's data service processor which has informed the Association that it expects to complete testing of its updated systems (in which testing the Association has been involved) by the end of 1998.



         The Association has completed its own company-wide Year 2000 contingency plan. Individual contingency plans concerning specific software and hardware issues and operational plans for continuing operations were completed for all mission critical hardware and software applications as of September 15, 1998. The Association has identified 64 mission critical (without which the Association cannot operate) and critical (necessary applications but the Association can function for a moderate amount of time without such applications being Year 2000 compliant) applications operated by third party vendors. Of such mission critical and critical application, the Association has been informed that a majority are already Year 2000 compliant and 30% are in the process of revising and testing their systems for Year 2000 compliance. Of such 64 mission critical and critical applications, approximately 25% are provided by the Association's data service processor which has informed the Association that it expects to complete testing of its updated systems (in which testing the Association has been unsolved) by the end of 1998. The Year 2000 committee is reviewing all mission critical test plans and contingency plans to ensure the reasonableness of the plans. Testing will begin on mission critical systems in October 1998 and planned completion of testing of a majority of the systems is expected by December 1998 with the remainder by March 31, 1998. The Association has completed contingency plans for more than 80% of its identified mission critical and critical applications. The Association is working developing contingency plans for the remainder by the end of 1998 including working on contingency plans which address operational policies and procedures in the event of data processing, electric power supply and/or telephone service failures associated with the Year 2000.


         The costs of modifications to the existing software is being primarily absorbed by the third party vendors, however the Association recognized that the need exists to purchase new hardware and software. Based upon current estimates, the Association has identified $1.8 million in total costs, including hardware, software, and other issues, for completing the Year 2000 project. Of that amount, approximately 1.2 million and $39,000 was purchased during the twelve months ended December 31, 1997 and 1996, respectively, with the remaining $535,000 budgeted for the year ended December 31, 1998.

                    BUSINESS OF THE MID-TIER HOLDING COMPANY

         The Mid-Tier Holding Company is a federally chartered mid-tier stock holding company organized in August 1997. The only significant asset of the Mid-Tier Holding Company is its investment in the Association. The Mid-Tier Holding Company is majority owned by the MHC, a federally chartered mutual holding company. Effective September 30, 1997, the Mid-Tier Holding Company acquired all of the issued and outstanding common stock of the Association in connection with the Association's reorganization into the two-tier form of mutual holding company ownership. At that time, each share of Association's Common Stock was converted into one share of Mid-Tier Holding Company Common Stock. As of the date hereof, the MHC owned 2,620,144 shares of Mid-Tier Holding Company Common Stock with the remaining 2,479,976 shares being owned by the Public Shareholders. The Mid-Tier Reorganization was accounted for at historical cost in a manner similar to a pooling of interests. Therefore, all financial information has been presented as if the Mid-Tier Holding Company had been in existence for all periods included in this report. On a consolidated basis, at June 30, 1998, the Mid-Tier Holding Company had total assets of $765.5 million, total loans of $527.4 million, total deposits of $574.4 million, and total shareholders' equity of $83.1 million.

         The Mid-Tier Holding Company's executive office is located at 660 U.S. Highway One, North Palm Beach, Florida and its telephone number at that address is (561) 881-2212.

                      BUSINESS OF COMMUNITY SAVINGS, F. A.

         GENERAL. The Association, founded in 1955, is a federally chartered savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are federally insured by the FDIC through the SAIF. The Association has been a member of the FHLB of Atlanta since 1955. The Association is regulated by the OTS. On October 24, 1994, the Association completed a reorganization into a federally chartered mutual holding company, the MHC. As part of the MHC Reorganization, the Association organized a new federally chartered stock savings association and transferred substantially all of its assets and liabilities to the stock savings association in exchange for a majority of the common stock of the stock savings association. Subsequently, on September 30, 1997, it completed the Mid-Tier Reorganization.

         The Association is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public in the Association's market area (as described below) and using such funds, together with other borrowings, to invest in various consumer-based real estate loans, commercial business loans and mortgage-backed and related securities as well as United States government and agency securities, mutual funds, corporate debt securities, interest-earning deposits in the FHLB and FHLB stock. See "Lending Activities," "Mortgage-Backed and Related Securities," and "Investment Activities." The Associations principal source of funds are deposits, principal and interest payments on loans and securities, and FHLB advances. The principal source of income is interest received from loans and securities, while principal expenses are interest paid on deposits and borrowings and employee compensation and benefits. See "Sources of Funds." The Association's plan is to operate as a well-capitalized, profitable and independent institution. The Association's profitability is highly dependent on its net interest income. The components that determine net interest income are the amount of interest-earning assets and interest-bearing liabilities, together with the rates earned or paid on such interest rate-sensitive instruments. The Association is sensitive to managing interest rate risk exposure through its efforts to better match asset and liability maturities and rates. This is accomplished while considering the credit risk of certain assets. The Association maintains asset quality by utilizing comprehensive loan underwriting standards and collection efforts as well as by primarily originating or purchasing secured or guaranteed assets.

         The Association's executive office is located at 660 U.S. Highway One, North Palm Beach, Florida, and its telephone number at that address is (561) 881-4800.

CHANGE OF FISCAL YEAR

         In January 1997, the Board of Directors of the Association approved a change of the Association's fiscal year from September 30 to December 31, effective December 31, 1996. The Mid-Tier Holding Company and the MHC use a fiscal year end of December 31 as well.

MARKET AREA AND COMPETITION

         The Mid-Tier Holding Company and the Association are headquartered in North Palm Beach, Florida. Because the Mid-Tier Holding Company's only significant asset is its ownership of all the issued and outstanding capital stock of the Association, the market area and competition are identical for both entities. The Association operates 21 offices in its market area in southeastern Florida. Five offices are located in Martin County, twelve offices are located in Palm Beach County, three offices are located in St. Lucie County and one office is located in Indian River County. The Association operates two loan production offices, one located in Vero Beach in Indian River County and one in Melbourne in Brevard County.

         According to county projections prepared by the University of Florida, population in Palm Beach, Martin, St. Lucie, and Indian River counties was estimated at l.4 million for 1997. This study projects a 6.6% growth rate to 1.5 million by the year 2000 and a 38.6% growth rate from the year 2001 to the year 2020 to 2.l million. This population growth combined with a lower interest rate environment during early 1998 suggests an increased demand for mortgage loans in the four county market as well as the State of Florida. However, such estimates may not prove representative of trends for the remainder of 1998.

         Based on total assets as of March 31, 1998, the Association was the third largest savings institution headquartered in Palm Beach County. The Association held 2.14%, 6.28%, 2.93% and 0.80% of all bank and savings association deposits in Palm Beach, Martin, St. Lucie, and Indian River counties, respectively, at March 31, 1998.

         The counties in the Association's market area, have experienced significant growth since the 1960s. Several of the counties are currently undertaking major redevelopment projects. In Palm Beach County, the City of West Palm Beach is implementing a $375 million project called City Place designed to continue the revitalization of the downtown area. Also in Palm Beach County, construction has begun on a new subdivision development (called Abacoa) which features a major league baseball stadium to be used for Spring training, commercial office space and retail space, recreational facilities, a branch campus of Florida Atlantic University as well as single-family and multi-family residential properties which will accommodate approximately 10,000 residents. TriRail, the commuter train service for southern Florida, will be extended northward to service this community.

         In Martin County, redevelopment of the City of Stuart's downtown area has been supplemented by the completion of the new Roosevelt bridge facilitating access to the city from the north.

         In St. Lucie County, the Professional Golfers Association has planned three new championship golf courses, a golf learning center and a housing development.

         The economy in this market area is service-oriented and is significantly dependent upon government, foreign trade, tourism, and its continued attraction as a retirement area. In Palm Beach and Martin counties, cooperative efforts between the counties and local municipalities are producing business growth and expansion in the county. A variety of county-supported programs have been instituted to create new jobs and to encourage relocation or expansion of companies with an emphasis placed on high-technology and service industries. Consequently, commercial building vacancies are at a low level. Major employers in Palm Beach County include Pratt and Whitney (United Technologies), Motorola, Inc., St. Mary's and Good Samaritan Hospitals, Florida Power and Light Co. and Flo Sun, Inc. Martin County major employers include Martin Memorial Health System, Staff Leasing, and Publix. St. Lucie County major employers include Indian River Community College, Columbia Lawnwood Regional Medical, Publix, and Staff Leasing. Indian River County major employers include Indian River Memorial Hospital, Publix and New Piper Aircraft Corp.

         The Association's market area in southeast Florida has a large concentration of financial institutions, many of which are significantly larger and have greater financial resources than the Association, and all of which are competitors of the Association to varying degrees. As a result, the Association encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, securities broker-dealers, other savings associations, and credit unions in its market area. Continued strong competition from such financial institutions is expected in the foreseeable future. The market area includes branches of several commercial banks that are substantially larger than the Association in terms of state-wide deposits. The Association competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services as well as competitive pricing. In recent years many financial institutions have been aggressively expanding through the acquisition of branch locations or entire financial institutions, thereby increasing competition.

         The competition for real estate and other loans comes principally from commercial banks, mortgage-banking companies, and other savings associations. The competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the market area as well as the increased efforts by commercial banks to expand mortgage loan originations. The Association competes for loans primarily through the competitive interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and the volatility of the mortgage markets.

LENDING ACTIVITIES

         GENERAL. Historically, the principal lending activity of the Association has been the origination of fixed- and adjustable-rate mortgage loans collateralized by one- to four-family residential properties located in its primary market area. It is the Association's intention to offer varied products in the residential mortgage loan area. The Association currently emphasizes the origination of ARM loans and fixed-rate residential mortgage loans with terms of 15 years or less, as well as a residential mortgage loan which provides for a fixed-rate of interest during the first five or seven years and which thereafter converts to an ARM loan, the interest rate of which adjusts annually. At times, it has been the Association's policy to sell in the secondary market all fixed-rate mortgage loan originations with terms greater than 15 years on a servicing retained basis. However, based on management's assessment of the market at a particular time and Board of Director limits, the Association may periodically decide to retain such loans in the portfolio. There were no loans held for sale at June 30, 1998. Loans serviced for other institutions totaled $16.3 million.

         While the Association's primary emphasis is on residential real estate lending, the Association's policy is to meet demand for other types of loans by offering a wide variety of loan programs designed to meet its customers' needs. In response to customer demand, the Association began expanding its commercial lending programs in fiscal year 1996. At June 30, 1998, the gross loan portfolio totaled $554.1 million, of which $419.1 million, or 75.6%, consisted of one-to four-family residential mortgage loans; $42.8 million, or 7.7%, consisted of residential construction loans; $4.2 million, or 0.8%, consisted of nonresidential construction loans; $12.4 million, or 2.2%, consisted of land loans; $8.7 million, or 1.6%, consisted of multi-family residential real estate loans; $46.1 million, or 8.3%, consisted of commercial real estate loans; $15.2 million, or 2.7%, consisted of consumer loans (primarily home equity lines of credit, automobile loans, and loans secured by savings deposits); and $5.5 million, or 1.0%, consisted of commercial business loans. At June 30, 1998, the weighted average remaining term to maturity of the loan portfolio was approximately 17 years. At June 30, 1998, $253.2 million, or 48.0% of the total net loan portfolio consisted of loans with adjustable interest rates.

To supplement local loan originations, the Association also invests in mortgage-backed and related securities that directly or indirectly provide funds principally for residential home buyers in the United States. The Association has also purchased either participations in or whole residential real estate loans which are serviced by other institutions. Such loans totaled $53.2 million, net of premiums, at June 30, 1998. The Association also participates with other financial institutions in programs which provide residential mortgage loans to low and moderate income borrowers.

         ANALYSIS OF LOAN PORTFOLIO. Set forth below is selected data relating to the composition of the loan portfolio by type of loan.

                                            At June 30,                        At December 31,
                                       ---------------------     ------------------------------------------
                                               1998                      1997                   1996
                                       ---------------------     ---------------------  -------------------
                                        Amount       Percent      Amount       Percent   Amount     Percent
                                       --------      -------     --------      -------  --------    -------
                                                             (Dollars in Thousands)
Real estate loans:
   Residential 1-4 family (1) ......   $419,069       75.63%     $339,117       70.90%  $293,366     71.11%
   Residential construction loans ..     42,807        7.73        32,828        6.86     33,158      8.04
   Nonresidential construction loans      4,217        0.76         2,022        0.42      2,200      0.53
   Land loans ......................     12,409        2.24        17,117        3.58     19,426      4.71
   Multi-family (2) ................      8,739        1.58         8,800        1.84      8,096      1.96
   Commercial (3) ..................     46,147        8.32        59,220       12.38     37,815      9.17
                                       --------      ------      --------      ------   --------    ------
     Total real estate loans .......    533,388       96.26       459,104       95.98    394,061     95.52
                                       --------      ------      --------      ------   --------    ------
Non-real estate loans:
  Consumer loans (4) ...............     15,191        2.74        15,694        3.28     16,028      3.89
  Commercial business ..............      5,508        1.00         3,530        0.74      2,458      0.60
                                       --------      ------      --------      ------   --------    ------
     Total non-real estate loans ...     20,699        3.74        19,224        4.02     18,486      4.48
                                       --------      ------      --------      ------   --------    ------
     Total loans receivable ........    554,087      100.00%      478,328      100.00%   412,547    100.00%
                                                     ======                    ======               ======
Less:
  Undisbursed loan proceeds ........     25,134                    24,163                 20,765
  Unearned discount (premium) and
    net deferred loan fees  (costs)      (1,189)                     (206)                   200
   Allowance for loan losses .......      2,767                     2,662                  2,542
                                       --------                  --------               --------
     Total loans receivable, net ...   $527,375                  $451,709               $389,040
                                       ========                  ========               ========

----------------
(1) Includes participations or whole loans of $52.5 million, $19.5 million and $1.7 million at June 30, 1998 and December 31, 1997 and 1996, respectively.
(2) Includes participations of $153,000 and $505,000 at June 30, 1998 and December 31, 1996, respectively.
(3) Includes participations of $162,000 and $190,000 at December 31, 1997 and 1996, respectively.
(4) Includes primarily home equity lines of credit, automobile loans, and loans secured by savings deposits. At June 30, 1998, the disbursed portion of home equity lines of credit totaled $8.2 million.

                                                                          At September 30,
                                   -----------------------------------------------------------------------------------------
                                           1996                      1995                  1994                  1993
                                   ---------------------     ---------------------   ------------------   ------------------
                                    Amount       Percent      Amount       Percent    Amount    Percent    Amount    Percent
                                   --------      -------     --------      -------   --------   -------   --------   -------
                                                                        (Dollars in Thousands)
Real estate loans:
  Residential 1-4 family (1) ...   $284,474       70.92%     $248,769       71.27%   $247,867    74.82%   $262,480    77.16%
  Residential construction loans     35,720        8.91        27,314        7.83      12,265     3.70       7,965     2.34
  Land loans ...................     16,846        4.20        15,601        4.47      20,476     6.18      17,072     5.02
  Multi-family (2) .............      8,153        2.03         7,351        2.11       6,772     2.04       5,952     1.75
  Commercial (3) ...............     38,433        9.58        35,402       10.14      32,612     9.84      34,953    10.27
                                   --------      ------      --------      ------    --------   ------    --------   ------
    Total real estate loans ....    383,626       95.64       334,437       95.82     319,992    96.59     328,422    96.54
                                   --------      ------      --------      ------    --------   ------    --------   ------
Non-real estate loans:
   Consumer loans (4) ..........     15,606        3.89        12,638        3.62      10,237     3.09      10,844     3.19
   Commercial business .........      1,874        0.47         1,958        0.56       1,058     0.32         929     0.27
                                   --------      ------      --------      ------    --------   ------    --------   ------
     Total non-real estate loans     17,480        4.36        14,596        4.18      11,295     3.41      11,773     3.46
                                   --------      ------      --------      ------    --------   ------    --------   ------
     Total loans receivable ....    401,106      100.00%      349,033      100.00%    331,287   100.00%    340,195   100.00%
                                                 ======                    ======               ======               ======
Less:
     Undisbursed loan proceeds .     22,318                    15,253                   9,872                6,466
     Unearned discount (premium) and
       net deferred fees (costs)        257                       846                     908                1,234
     Allowance for loan losses .      2,312                     3,492                   3,390                3,748
                                   --------                  --------                --------             --------
       Total loans receivable, net $376,219                  $329,442                $317,117             $328,747
                                   ========                  ========                ========             ========

 ---------------------
(1) Includes participations or whole loans of $1.8 million, $2.2 million, $2.6 million and $0, at September 30, 1996, 1995, 1994, and 1993, respectively.
(2) Includes participations of $360,000 at September 30, 1996.
(3) Includes participations of $198,000, $4.9 million and $5.0 million at September 30, 1996, 1995 and 1994 respectively.
(4) Includes primarily home equity lines of credit, automobile loans, and loans secured by savings deposits.

         LOAN AND MORTGAGE-BACKED AND RELATED SECURITIES MATURITY AND REPRICING SCHEDULE. The following table sets forth certain information as of June 30, 1998, regarding the dollar amount of loans and mortgage-backed and related securities maturing in the Association's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable-and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather the period than in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. Fixed-rate mortgage-backed and related securities are assumed to mature in the period in which the final contractual payment is due on the underlying mortgage.

                                          Within      1-3        3-5       5-10     More Than
                                          1 Year     Years      Years      Years    10 Years      Total
                                         --------   --------   --------   --------  ---------   --------
                                                                (In Thousands)
Real estate loans:
   One- to four-family residential ...   $214,322   $ 77,877   $ 55,645   $ 65,717   $ 48,315   $461,876
   Commercial, multi-family and land .     56,387      6,319      3,654      2,686      2,466     71,512
Consumer loans (excluding lines of
   credit) ...........................      3,552      2,864        457         45         --      6,918
Equity lines of credit ...............      8,273         --         --         --         --      8,273
Commercial business loans ............      5,193         52        263         --         --      5,508
                                         --------   --------   --------   --------   --------   --------
    Total loans receivable (gross) ...   $287,728   $ 87,112   $ 60,019   $ 68,448   $ 50,781   $554,087
                                         ========   ========   ========   ========   ========   ========
Mortgage-backed and related securities   $ 35,687   $ 27,155   $ 11,572   $  5,814   $  3,268   $ 83,496
                                         ========   ========   ========   ========   ========   ========

                                       65

         The following table sets forth at June 30, 1998, the dollar amount of all fixed-rate and adjustable-rate loans and mortgage-backed and related securities due after June 30, 1999 based on the contractual maturity as described above.

                                               Fixed    Adjustable      Total
                                             --------   ----------     --------
                                                    (Dollars In Thousands)
Real estate loans:
     One- to four-family residential ......  $215,682    $ 31,872      $247,554
     Commercial, multi-family and land ....    11,636       3,489        15,125
     Consumer and commercial business loans     3,682          --         3,682
                                             --------    --------      --------
           Total ..........................  $231,000    $ 35,361      $266,361
                                             ========    ========      ========
     Percentage of total loans ............     41.70%       6.38%        48.08%
                                             ========    ========      ========
Mortgage-backed and related securities ....  $ 47,809    $     --      $ 47,809
                                             ========    ========      ========

         ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Association's primary lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by properties located in its market area. Such loans are generally underwritten in conformity with the criteria established by Fannie Mae ("FNMA"), with the exception of loans exceeding applicable agency dollar limits and loans purchased through the Association's affiliation with a consortium of financial institutions which provides loans to low and moderate income borrowers (discussed below). The Association generally does not originate one- to four-family residential loans secured by properties outside of its market area (although in recent periods it has purchased a modest amount of single-family loans secured by properties in the southeast United States). At June 30, 1998, $419.1 million, or 75.63%, of the gross loan portfolio consisted of one- to four-family residential mortgage loans. The weighted average contractual maturity of one-to four-family residential mortgage loans at the time they are originated is approximately 22 years. However, it has been the Association's experience that the average length of time which such loans remain outstanding is approximately six years.

         The Association currently offers one- to four-family residential mortgage loans with terms typically ranging from 15 to 30 years, and with adjustable or fixed interest rates. Originations of fixed-rate mortgage loans and ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the Association's interest rate sensitivity gap position, and loan products offered by its competitors. In a relatively low interest rate environment, which existed throughout fiscal 1997 and the six months ended June 30, 1998, borrowers typically prefer fixed-rate loans to ARM loans. Nonetheless, the Association has continued to emphasize its ARM loan products. ARM loan originations totaled $29.7 million, or 29.9%, of all one- to four-family loan originations during the six months ended June 30, 1998. In connection with the Association's effort to increase mortgage lending, the Association offers residential mortgage loans which provide for a fixed-rate of interest during the first five or seven years of the term of the loans and which thereafter convert to ARM loans on which the interest rate adjusts on an annual basis. This loan product allows the Association to offer a loan with a relatively short period during which the interest rate remains fixed but which typically provides for an initial interest rate which is greater than could be obtained from ARM loans originated in the local market. This loan product is generally offered with a term between 15 and 30 years.

         The Association currently offers ARM loans with an adjustment of one year based on changes in the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year plus a margin. Previously, the Association ARM loans were indexed to the National Monthly Median Cost of Funds plus a margin. Each ARM loan currently adjusts annually with an annual interest rate adjustment limitation of 200 basis points and a maximum lifetime adjustment of 600 basis points above the initial rate. ARM loans are originated with initial rates which are below the fully indexed rate, the amount of such discount varying depending upon market conditions, and which provide for an annual adjustment. Management determines whether a borrower qualifies for an ARM loan based on the fully indexed rate of the ARM loan at the time the loan is originated. Negative amortization of the ARM loans is not allowed. One-to four-family residential ARM loans totaled $181.8 million at June 30, 1998.

         The primary purpose of offering ARM loans is to make the loan portfolio more interest rate sensitive. However, as the interest income earned on ARM loans varies with prevailing interest rates, such loans do not offer as consistently predictable interest income as long-term, fixed-rate loans. ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower. To offset this risk, loans are underwritten as if the highest market rate which the borrower would be capable of paying under the terms of the loan was in effect.

         Fixed-rate loans generally are originated and underwritten according to standards that permit sale in the secondary mortgage market. Whether management can or will sell fixed-rate loans in the secondary market, however, depends on a number of factors including the yields and the terms of the loans, market conditions, the Association's current interest rate sensitivity gap position and Board of Director established limits. The Association has had varying policies with respect to retention in portfolio of fixed-rate loans with contractual terms in excess of 15 years. Its current policy is to limit fixed-rate loans, including loans with a 30 year term, to a specified percentage of total assets. The Association's fixed-rate mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option without prepayment penalties.

         In prior years, the Association has participated with other financial institutions in local consortiums which are committed to provide financing of one- to four-family mortgage loans for low and moderate income borrowers. The consortiums underwrite and package the loans which are either sold to the member institutions on a whole loan basis or closed and funded directly by the member institution. These loans are originated to borrowers within the Association's market area and provide for either fixed or adjustable rates of interest. The Association determines which loans it will purchase or fund directly after conducting its own due diligence review of the loan package offered. The Association closed approximately $302,000 and $687,000 in consortium loans for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. For the six months ended June 30, 1998 and the year ended December 31, 1997, the Association did not purchase any loans originated by the consortiums. It is the Association's intent, subject to market conditions, to continue its participation in consortiums of this nature in the future.

         The Association also purchases single-family residential loans from other sources, such as mortgage origination companies or brokers, under the same guidelines as described above. In addition, such loan purchases include a contract between the mortgage origination company and the Association, which contains an indemnification clause protecting the Association from loss resulting from misrepresentations in the loan applications or other information provided to the Association. During the six months ended June 30, 1998 and the year ended December 31, 1997, respectively, $2.9 million and $6.3 million of such loans were purchased. It is management's intent, subject to market conditions, to continue purchasing such loans.

         The Association's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Association the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the fixed-rate mortgage loan portfolio (and to a lesser extent ARM loans), and the Association has generally exercised its rights under these clauses.

         Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Appraisals are generally performed by an independent outside appraiser. Such regulations permit a maximum loan-to-value ratio of 95% for residential property and 80% for all other real estate loans. The Association's lending policies generally limit the maximum loan-to-value ratio on both fixed-rate and ARM loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan. For one- to four-family real estate loans with loan-to-value ratios of between 80% and 95%, the borrower is generally required to obtain private mortgage insurance. An origination fee of between 1% and 2% of the total loan amount on all one- to four-family loans may be charged depending on the market conditions. Fire and casualty insurance (and flood insurance if the property is within a designated flood plain), as well as a title guaranty regarding good title, are required on all properties securing real estate loans made by the Association.

         The Association may purchase participation interests or whole loans secured by one- to four-family residences when there are funds available for lending in excess of the demand for loans in the local market or to facilitate funding of large projects. At June 30, 1998, the loan portfolio included $52.5 million of loan participations and whole loans secured by one- to four-family residences which were purchased. The Association purchased $38.3 million and $24.5 million of such loans during the six months ended June 30, 1998 and the year ended December 31, 1997, respectively.

         CONSTRUCTION AND LAND LOANS. At June 30, 1998, $42.8 million, or 7.73%, $4.2 million or 0.76% and $12.4 million, or 2.24%, of the gross loan portfolio consisted of residential construction loans, nonresidential construction loans and land loans, respectively. Fixed-rate and adjustable-rate residential construction loans are currently offered primarily for the construction of owner-occupied single-family residences in the Association market area to builders who have a contract for sale of the property or to owners who have a contract for construction. Advances are made as construction is completed. In addition, construction loans are also made to builders for single-family homes held for sale. Such loans totaled $10.5 million at June 30, 1998. Construction loans for owner-occupied single-family residences are generally structured to become permanent loans upon completion of construction, and are originated with terms of up to 30 years with an allowance of up to six months for construction during which period the borrower makes interest-only payments. Construction loans to builders for homes held for sale are generally originated for a term of up to one year and provide for interest-only payments. Disbursements are made as evidence of progress is presented to and verified by the Association.

         At June 30, 1998, the Association's largest real estate construction loan was a loan to acquire and develop 78 residential lots and had an aggregate principal outstanding balance of $3.2 million, with disbursed funds of $2.6 million. This loan is secured by the lots which are located in the Association's market area. The loan is currently performing in accordance with its terms.

         In addition, loans are originated within the market area which are secured by individual unimproved or improved lots zoned primarily to become single-family residences, as well as commercial and agricultural properties. Land loans are currently offered as either one-year ARM loans or fixed-rate loans with terms of up to 15 years. The maximum loan-to-value ratio for such land loans is 75%.

         Adjustable-rate single-family construction and land loans are currently offered at the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year plus a margin. Adjustable-rate construction loans and land loans have an annual interest rate cap of 200 basis points and a lifetime interest rate cap of 600 basis points over the initial interest rate. Initial interest rates may be below the fully indexed rate but the loan is underwritten at the fully indexed rate.

         Construction lending generally involves a greater degree of credit risk than one- to four-family residential mortgage lending. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Association may be confronted with a project, when completed, which has a value insufficient to assure full repayment. Loans made on lots carry the risk of adverse zoning changes, environmental, or other restrictions on future use.

         MULTI-FAMILY RESIDENTIAL REAL ESTATE LOANS. Loans secured by multi-family real estate constituted approximately $8.7 million, or 1.58%, of the gross loan portfolio at June 30, 1998. At June 30, 1998, a total of 43 loans were secured by multi-family properties. Multi-family real estate loans are primarily secured by multi-family residences, such as rental properties with between five and thirty-six units. At June 30, 1998, substantially all multi-family loans were secured by properties located within the Association's market area. At June 30, 1998, multi-family real estate loans had an average principal balance of approximately $203,000. At such date, the largest multi-family real estate loan had a principal balance of $1.4 million and was performing in accordance with its terms. Multi-family real estate loans are currently offered with adjustable interest rates. In the past, fixed-rate multi-family real estate loans also were originated. Multi-family loans typically have adjustable interest rates tied to a market index and amortize over 20 to 25 years. An origination fee of between 1.5% to 2.0% is usually charged on multi-family loans. Multi-family mortgage loans are generally made up to 75% of the appraised value of the property securing the loan. The initial interest rate on multi-family real estate loans is currently priced at the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year plus a margin, depending on the nature and size of the project. Originations of multi-family loans have been limited in recent years due to the limited demand for such projects in the Association's market area. In its underwriting, the Association reviews the expected net operating income generated by the real estate to support the debt service, the age and condition of the collateral, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar properties, and any financial reserves the borrower may have.

         Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family property is typically dependent upon the successful operation of the related real estate property.

         COMMERCIAL REAL ESTATE LOANS. Loans secured by commercial real estate constituted approximately $46.1 million, or 8.32%, of the gross loan portfolio at June 30, 1998. Commercial real estate loans are secured by improved property such as offices, hotels, small business facilities, strip shopping centers, warehouses, commercial land and other non-residential buildings. At June 30, 1998, substantially all of commercial real estate loans were secured by properties located within the Association's market area. At June 30, 1998, a total of 181 loans were secured by commercial real estate with an average principal balance of approximately $255,000. Commercial real estate loans are currently only offered with adjustable-rates, although in the past the Association has originated fixed-rate commercial real estate loans. The terms of each commercial real estate loan are negotiated on a case-by-case basis, although such loans typically have adjustable interest rates tied to a market index. An origination fee of up to 2% of the principal balance of the loan is typically charged on commercial real estate loans. Commercial real estate loans originated by the Association generally amortize over 15 to 20 years and have a maximum loan-to-value ratio of 75%.

         The Association expanded both its commercial real estate and business lending activities in late fiscal 1996. An experienced commercial loan officer and a credit analyst were added to the Lending Division staff. During the six months ended June 30, 1998, $4.3 million of such loans were originated. The Association intends to continue to emphasize the origination of such loans in the future.

         At June 30, 1998, the largest commercial real estate borrower had an outstanding principal balance of $2.0 million. The loan is secured by a citrus grove and is currently performing in accordance with its terms.

         In underwriting commercial real estate loans, the same underwriting standards and procedures are employed as are employed in underwriting multi-family real estate loans. Loans secured by commercial real estate generally involve a higher degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

         CONSUMER LOANS. As of June 30, 1998, consumer loans totaled $15.2 million, or 2.74%, of the gross loan portfolio. The principal types of consumer loans offered are home equity lines of credit, fixed-rate second mortgage loans, automobile loans, mobile home loans, boat loans, recreational vehicle loans, unsecured personal loans, and loans secured by deposit accounts. Consumer loans are offered primarily on a fixed-rate basis with maturities generally of five years or less. Home equity lines of credit are secured by the borrower's principal residence. Consumer loans are underwritten using the Association's customary lending standards.

         Consumer loans generally have shorter terms and higher interest rates than traditional mortgage loans, but generally entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles.

         COMMERCIAL BUSINESS LOANS. The Association currently offers commercial business loans to finance small businesses in its market area. Commercial business loans are primarily offered as a customer service to business account holders. Such loans may include commercial lines of credit, loans on inventory, equipment, receivables, or other collateral and unsecured loans. During the last quarter of the fiscal year ended September 30, 1996, the Association began expanding its activities in the commercial business lending market. The Association anticipates that its involvement in such lending will continue. At June 30, 1998, the 53 commercial business loans outstanding had an aggregate balance of $5.5 million and an average loan balance of approximately $104,000. Commercial business loans originated during the six months ended June 30, 1998 totaled $3.9 million. Commercial business loans are offered with both fixed- and adjustable-interest rates. Adjustable-rates on commercial business loans are priced against the Citibank, N.A. or WALL STREET JOURNAL prime rate, plus a margin. The loans are offered with terms of up to five years. Such loans are underwritten using the Association's customary underwriting standards.

         At June 30, 1998, the largest commercial business loan was secured by inventory and had an outstanding principal balance of $500,000. It is currently performing in accordance with its terms.

         Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. Personal guarantees from the borrower or a third party are generally obtained as a condition to originating its commercial business loans.

         LOAN ORIGINATIONS, SOLICITATION, PROCESSING, COMMITMENTS, AND PURCHASES. Loan originations are derived from a number of sources including real estate broker referrals, existing customers, developers and walk-in customers. In the case of a real estate loan, an independent appraiser approved by the Association appraises the real estate intended to secure the proposed loan. Outside members of the Board of Directors, the Chairman of the Board of Directors, the President and certain other officers have been granted the authority to approve loans in various amounts depending on the type of loans involved. The Association has also established a Loan Committee which consists of at least one outside director and certain officers. Larger loans must be approved by one or more of such authorized officers or directors or by the Loan Committee depending on the size of the loan. Loans in excess of $2.0 million may only be approved by the Loan Committee after the entire Board of Directors is informed. At June 30, 1998, commitments to originate loans, excluding the undisbursed portion of loans in process, totaled $7.6 million.

         If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Association, flood insurance may be required. Title insurance is required on all loans secured by real property.

         In addition to originations, the Association also purchases loans secured by one- to four-family residences from consortiums, mortgage origination companies, or brokers. See "-One- to Four-Family Residential Real Estate Loans." In addition, the Association may purchase participation loans when there are more funds available for lending in excess of the demand for loans in the local market or to facilitate funding of larger projects. Such loans, which totaled $53.2 million at June 30, 1998, are secured by residential real estate loans. Substantially all of such loans are whole loans; however, participation interests account for approximately $2.0 million of the $53.2 million.

         ORIGINATION, PURCHASE AND SALE OF LOANS. The table below shows the loan origination, purchase and sales activity for the periods indicated.

                                                                               For Year       For Three
                                                     For Six Months Ended       Ended        Months Ended      For Year Ended
                                                           June 30,           December 31,    December 31,      September 30,
                                                    ----------------------    ------------   ------------- ----------------------
                                                      1998         1997           1997           1996         1996         1995
                                                    ---------    ---------      ---------     ---------    ---------    ---------
                                                                                   (In Thousands)
Loans receivable, beginning of period ........      $ 451,709    $ 389,040      $ 389,040     $ 376,219    $ 329,442    $ 317,117
Originations:
   Real estate:
     One- to four-family residential (1) .....         99,229       35,587         67,923        20,226       82,596       35,909
     Land loans ..............................            527        4,491         14,360         5,498        6,848       18,163
     Multi-family (1) ........................            148          902          1,427            --        1,263           --
     Commercial (1) ..........................          4,279       19,508         28,667         1,806       16,102        8,197
                                                    ---------    ---------      ---------     ---------    ---------    ---------
        Total real estate loans ..............        104,183       60,488        112,377        27,530      106,809       62,269
   Non-real estate loans:
     Consumer ................................          2,053        2,119          4,116         1,525        5,698        4,154
     Commercial business .....................          3,915          588          2,699           515          796          646
                                                    ---------    ---------      ---------     ---------    ---------    ---------
        Total originations ...................        110,151       63,195        119,192        29,570      113,303       67,069
Transfer of mortgage loans to
   foreclosed real estate ....................           (653)         (91)          (558)          (78)        (400)      (1,394)
Loan and participations purchased ............         38,307        2,590         24,455         1,998       16,775        2,728
Repayments ...................................        (72,466)     (39,423)       (76,816)      (20,042)     (72,114)     (50,452)
Loan sales ...................................             --         (276)          (631)         (283)      (5,429)        (105)
Decrease (increase) in allowance for loan
   losses ....................................           (105)         (60)          (120)         (230)       1,180         (102)
Decrease in amortization of unearned discount
  and premiums and net deferred fees and cost             983          159            406            63          589           62
Increase (decrease) in loans in process ......           (970)      (4,985)        (3,398)        1,553       (7,065)      (5,381)
Change in other ..............................            419         (254)           139           270          (62)        (100)
                                                    ---------    ---------      ---------     ---------    ---------    ---------
Net loan activity ............................         75,666       20,855         62,669        12,821       46,777       12,325
                                                    ---------    ---------      ---------     ---------    ---------    ---------
Total loans receivable at end of period ......      $ 527,375    $ 409,895      $ 451,709     $ 389,040    $ 376,219    $ 329,442
                                                    =========    =========      =========     =========    =========    =========

-------------------------

(l) Includes loans to finance the construction of one- to four-family residential properties, and loans originated for sale in the secondary market.

         LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Association may receive loan origination fees. To the extent that loans are originated or acquired for the portfolio, Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91") requires that loan origination fees and costs be deferred and amortized as an adjustment of yield over the life of the loan by use of the level yield method. ARM loans originated below the fully-indexed interest rate will have a substantial portion of the deferred amount recognized as income in the initial adjustment period. Fees and costs deferred under SFAS No. 91 are recognized into income immediately upon prepayment or the sale of the related loan. At June 30, 1998, unearned discounts and premiums and deferred loan origination fees and costs totaled $1.2 million. Loan origination fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets which, in turn, respond to the demand and availability of funds.

         In addition to loan origination fees, the Association also receives servicing income and other fees that consist primarily of servicing fees, late charges, and other miscellaneous fees. Such fees totaled $104,000, $269,000, $33,000, $148,000, and $184,000 for the six months ended June 30, 1998, the year ended December 31, 1997, the three months ended December 31, 1996 and the years ended September 30, 1996, and 1995, respectively.

         LOAN SERVICING. While the Association primarily originates loans for its own portfolio, it also has sold fixed-rate loans to both Freddie Mac ("FHLMC") and to FNMA. At June 30, 1998, the unpaid balances of loans sold totaled approximately $16.3 million. The Association services such loans and a fee is received of between one-fourth to three-eighths of a percent per loan. The Association does not purchase loan servicing from other sources.

         LOANS-TO-ONE BORROWER. Savings and loan associations are subject to the same loans-to-one borrower limits as those applicable to national banks. Under current regulations loans to one borrower are restricted to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). The 15% limitation resulted in a dollar limitation of approximately $12.5 million at June 30, 1998. All of the Association's loans are in compliance with the loans-to-one borrower limits at June 30, 1998.

         The following table presents the five largest lending relationships at June 30, 1998:

                                                           At June 30, 1998
                                                   --------------------------------
                                                   Total of Loan   Amount Disbursed
                                                   --------------  ----------------
                                                           (In Thousands)
Construction loans to build single-family homes       $9,740            $5,364
Construction loans to build single-family homes        7,139             5,072
Loans secured by convenience stores and
  gas stations                                         5,200             4,685
Construction loans to build single-family homes        4,576             4,311
Construction loans to build multi-family homes         4,443             2,616

         At June 30, 1998, all of the aforementioned loans were performing in accordance with their terms.

ASSET QUALITY

         DELINQUENCIES. The Association's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment. If the delinquency continues at 30 days, a delinquent notice is sent and personal contact efforts are attempted, either in person or by telephone. Also, plans to arrange a repayment plan are made at this point. If a loan becomes 60 days past due and no progress has been made in resolving the delinquency, a 10-day demand letter is sent and personal contact is attempted. The loan also becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is advised that he or she may obtain access to consumer counseling services, to the extent required by regulations of the Department of Housing and Urban Development ("HUD"). When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower, giving the borrower 10 days to repay all outstanding interest and principal. If the delinquency is not cured, foreclosure proceedings are initiated.

         DELINQUENT LOANS. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. In addition, loans are placed on non-accrual status when either principal or interest is 90 days or more past due, or less than 90 days, in the event the loan has been referred to the Association's legal counsel for foreclosure. Interest accrued and unpaid at the time a loan is placed on a non-accrual status is charged against interest income.

         The following table sets forth information with respect to loans past due 60 to 89 days in the loan portfolio at the dates indicated.

                                                 At         At                  At
                                              June 30,  December 31,        September 30,
                                              --------  ------------   -------------------------
                                                1998    1997    1996   1996   1995   1994   1993
                                              --------  ----    ----   ----   ----   ----   ----
                                                                (In thousands)
Loans past due 60-89 days:
  One- to four-family residential .......       $440    $469    $446   $209   $493   $193   $202
  Commercial and multi-family real estate         23      --      --     --     --     --     --
  Consumer and commercial business ......          7      54      72      3     24     --     --
  Land ..................................         --      --      --     --     --     95     --
                                                ----    ----    ----   ----   ----   ----   ----
      Total past due 60-89 days .........       $470    $523    $518   $212   $517   $288   $202
                                                ====    ====    ====   ====   ====   ====   ====

         NON-PERFORMING ASSETS. At June 30,1998, non-performing assets (non-performing loans and real estate owned (" REO")) totaled $2.1 million, and the ratio of non-performing assets to total assets was 0.27%. Real estate acquired by the Association as a result of foreclosure or by deed in lieu of foreclosure is classified as substandard until such time as it is sold. REO is recorded at cost which is the estimated fair value of the property at the time the loan is foreclosed. Subsequent to foreclosure, these properties are carried at the lower of cost or fair value less estimated costs to sell.

         The following table sets forth information regarding non-accrual loans delinquent 90 days or more, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, all accrued interest thereon is fully reserved and the loan ceases to accrue interest thereafter. For all the dates indicated, there were no material restructured loans within the meaning of SFAS No. 15 (as amended by) SFAS No. 121.

                                      At             At                            At
                                    June 30,     December 31,                 September 30,
                                    --------   ----------------    ------------------------------------
                                      1998      1997      1996      1996      1995      1994      1993
                                    --------   ------    ------    ------    ------    ------    ------
                                                            (Dollars in Thousands)
Non-performing loans:
   One-to four family residential    $1,201    $1,289    $1,524    $  832    $  605    $1,571    $2,374
   Commercial and multi-family
     real estate ................        51        --        --        --        --     1,282     4,316
   Consumer and commercial
     business loans .............        50        55       107        10        39        20        36
   Land .........................        64        35        --        --        18        82         9
                                     ------    ------    ------    ------    ------    ------    ------
Total non-performing loans ......     1,366     1,379     1,631       842       662     2,955     6,735
REO .............................       711       592     1,455     1,384     1,910     3,686     1,324
Other non-performing assets (1)..        --        --        --       400        --        --        --
                                     ------    ------    ------    ------    ------    ------    ------
Total non-performing assets (2)..    $2,077    $1,971    $3,086    $2,626    $2,572    $6,641    $8,059
                                     ======    ======    ======    ======    ======    ======    ======
Total non-performing loans to net
   loans receivable .............      0.26%     0.31%     0.42%     0.22%     0.20%     0.93%     2.05%
Total non-performing loans to
   total assets .................      0.27      0.19      0.25      0.13      0.12      0.53      1.29
Total non-performing loans and
   REO to total assets ..........      0.27      0.27      0.47      0.40      0.45      1.25      1.54

---------------------
(1) The other non-performing asset at September 30, 1996 represented a deposit account due to the Association whose recovery was in doubt. All funds were recovered in the subsequent periods.
(2) Net of specific valuation allowances.

         The largest non-performing asset was REO with a recorded value of $257,000 at June 30, 1998 and an appraised value of $340,000. The loan was originated in fiscal 1989 and was collateralized by a citrus grove located in St. Lucie County. There are currently no immediate prospects for the sale of the property.

         During the six months ended June 30, 1998, gross interest income of $63,000 would have been recorded on non-performing loans accounted for on a non-accrual basis if the loans had been current throughout the period. No interest income on non-accrual loans was included in income during such period. There are currently no immediate prospects for sale of the property.

         The following table sets forth information regarding delinquent loans, REO and loans to facilitate the sale of REO at June 30, 1998.

                                               At June 30, 1998
                                             -------------------
                                             Balance      Number
                                             -------      ------
                                                (In Thousands)
Residential real estate:
     Loans 60 to 89 days delinquent ....      $  440         8
     Loans more than 89 days delinquent        1,201        18
Commercial and multi-family real estate:
     Loans 60 to 89 days delinquent ....          23         1
     Loans more than 89 days delinquent           51         1
Consumer and commercial business:
     Loans 60 to 89 days delinquent ....           7         3
     Loans more than 89 days delinquent           50         3
Land
     Loans 60 to 89 days delinquent ....          --         1
     Loans more than 89 days delinquent           64         2
REO ....................................         711         7
Loans to facilitate sale of REO ........         153         3
                                              ------      ----
         Total .........................      $2,700        47
                                              ======      ====

         CLASSIFICATION OF ASSETS. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by OTS to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the savings institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated special mention by management.

         When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. Problem loans in the portfolio are regularly reviewed to determine whether any loans require classification in accordance with applicable regulations.

         The following table sets forth the aggregate amount of the Association's classified assets at the dates indicated.

                                  At            At                   At
                               June 30,      December 31,        September 30,
                               --------   -----------------   -----------------
                                 1998      1997      1996      1996       1995
                               --------   -------   -------   -------   -------
                                              (In Thousands)
Substandard assets .........   $  2,699   $ 3,056   $ 4,205   $ 3,745   $ 8,652
Doubtful assets ............         --        --        --        --        --
Loss assets ................        295       547       344       544     1,565
                               --------   -------   -------   -------   -------
     Total classified assets   $  2,994   $ 3,603   $ 4,549   $ 4,289   $10,217
                               ========   =======   =======   =======   =======

         ALLOWANCE FOR LOAN LOSSES. Management's policy is to provide for estimated losses on the loan portfolio based on management's evaluation of the potential losses that may be incurred. Provisions for losses, which increase the allowances for loan losses, are established by charges to income. Such allowances represent the amounts which, in management's judgment, are adequate to absorb charge-offs of existing loans which may become uncollectible. The adequacy of the allowance is determined by management's monthly evaluation of the loan portfolio and related collateral, in light of past loss experience, the volume and type of lending engaged in by the Association, present economic conditions and other factors considered relevant by management. Anticipated changes in economic factors which may influence the level of the allowances are considered in the evaluation by management if the changes can be readily determined.

         Management continues to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the current allowance for loan losses is adequate, however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

         ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                            At June 30,               At December 31,
                                                      -----------------------     -----------------------
                                                        1998          1997          1997           1996
                                                      ---------     ---------     ---------     ---------
                                                                   (Dollars in Thousands)
Total loans outstanding ...........................   $ 527,375     $ 409,895     $ 451,709     $ 389,040
                                                      =========     =========     =========     =========
Average loans outstanding for the period ..........   $ 486,928     $ 399,577     $ 411,098     $ 383,258
                                                      =========     =========     =========     =========
Allowance balance (at beginning of period) ........   $   2,662     $   2,542     $   2,542     $   2,312
Provision for losses:
 Real estate loans (1) ............................         213            83           264           243
 Consumer and commercial business loans ...........          --            --            --            14
Recoveries ........................................          --            --            --            --
Charge-offs:
  Real estate loans (1) ...........................        (108)          (23)         (143)          (13)
  Consumer and commercial business loans ..........          --            --            (1)           --
                                                      ---------     ---------     ---------     ---------
Allowance balance (at end of period) ..............   $   2,767     $   2,602     $   2,662     $   2,542
                                                      =========     =========     =========     =========
Allowance for loan losses as a percent of net loans
   receivable at end of period ....................        0.52%         0.63%         0.59%         0.65%
Net loans charged off as a percent of  average
   loans outstanding ..............................        0.02%           --%         0.04%           --%
Ratio of allowance for loan losses to total non-
  performing loans at end of period (2) ...........      202.56%       177.49%       193.04%       155.86%
Ratio of allowance for loan losses to total non-
  performing loans and REO at end of period (2) ...      133.22%        92.30%       135.06%        82.37%

                                                                           At September 30,
                                                          ---------------------------------------------------
                                                            1996           1995         1994           1993
                                                          ---------     ---------     ---------     ---------
                                                                       (Dollars in Thousands)
Total loans outstanding ...........................       $ 376,219     $ 329,442     $ 317,117     $ 328,747
                                                          =========     =========     =========     =========
Average loans outstanding for the period ..........       $ 346,880     $ 321,849     $ 321,721     $ 352,173
                                                          =========     =========     =========     =========
Allowance balance (at beginning of period) ........       $   3,492     $   3,390     $   3,748     $   2,281
Provision for losses:
 Real estate loans (1) ............................              84           234           967         2,395
 Consumer and commercial business loans ...........               6            22             3
Recoveries ........................................              --            --            --            --
Charge-offs:
  Real estate loans (1) ...........................          (1,264)         (132)       (1,325)         (885)
  Consumer and commercial business loans ..........             (14)           (6)          (22)          (46)
                                                          ---------     ---------     ---------     ---------
Allowance balance (at end of period) ..............       $   2,312     $   3,492     $   3,390     $   3,748
                                                          =========     =========     =========     =========
Allowance for loan losses as a percent of net loans
   receivable at end of period ....................            0.61%         1.06%         1.07%         1.14%
Net loans charged off as a percent of  average
   loans outstanding ..............................            0.37%         0.04%         0.41%         0.26%
Ratio of allowance for loan losses to total non-
  performing loans at end of period (2) ...........          274.58%       527.49%       114.72%        55.65%
Ratio of allowance for loan losses to total non-
  performing loans and REO at end of period (2) ...          103.86%       135.77%        51.05%        46.51%

------------------

(1) The provisions in 1993 and 1994 primarily related to four non-performing loans, including a commercial real estate loan with a principal balance in excess of $1.2 million. The Association charged off substantially all of the principal balance of such loans during fiscal 1993, 1994 and 1996 as a result of the disposition of such loans.
(2) Net of specific reserves.

         ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                          At June 30,                               At December 31,
                                          ------------------------------------------- -------------------------------------------
                                                   1998                  1997                 1997                   1996
                                          ---------------------- -------------------- ---------------------  --------------------
                                                  % of Loans in        % of Loans in         % of Loans in         % of Loans in
                                                       Each                Each                  Each                  Each
                                                    Category to         Category to           Category to           Category to
                                                       Total                Total                 Total                 Total
                                          Amount     Loans (1)   Amount   Loans (1)   Amount     Loans (1)   Amount   Loans (1)
                                          ------  -------------- ------ ------------- ------  -------------  ------ ------------
                                                                         (Dollars in Thousands)
Balance at end of period applicable to:
   One- to four-family residential ....   $1,097       83.36%    $1,042     77.56%    $1,042       78.18%    $1,037     79.68%
   Land ...............................      650        2.24        650      3.62        650        3.58        630      4.71
   Multi-family residential ...........      300        1.58        300      2.07        300        1.84        300      1.96
   Commercial real estate .............      600        9.08        520     12.52        550       12.38        500      9.17
   Consumer and commercial business ...      120        3.74         90      4.23        120        4.02         75      4.48
                                          ------      ------     ------    ------     ------      ------     ------    ------
Total allowance for loan losses .......   $2,767      100.00%    $2,602    100.00%    $2,662      100.00%    $2,542    100.00%
                                          ======      ======     ======    ======     ======      ======     ======    ======

------------------

(1) Percentages do not reflect adjustments for undisbursed loan proceeds, unearned discounts and net deferred fees, and the allowance for loan losses.

                                                                              At September 30,
                                          ---------------------------------------------------------------------------------------
                                                   1996                  1995                 1994                   1993
                                          ---------------------- -------------------- ---------------------  --------------------
                                                  % of Loans in        % of Loans in         % of Loans in         % of Loans in
                                                       Each                Each                  Each                  Each
                                                    Category to         Category to           Category to           Category to
                                                       Total                Total                 Total                 Total
                                          Amount     Loans (1)   Amount   Loans (1)   Amount     Loans (1)   Amount   Loans (1)
                                          ------  -------------  ------ ------------- ------  -------------  ------ ------------
                                                                         (Dollars in Thousands)
 Balance at end of period applicable to:
   One- to four-family residential        $  870      79.83%     $  790     79.10%    $  700      78.52%     $  700     79.50%
   Land                                      630        420         630      4.47        630       6.18         600      5.02
   Multi-family residential                  300       2.03         300      2.11        300       2.05         453      1.75
   Commercial real estate                    452       9.58       1,712     10.14      1,700       9.84       1,935     10.27
   Consumer and commercial business           60       4.36          60      4.18         60       3.41          60      3.46
                                          ------     ------      ------    ------     ------     ------      ------    ------
Total allowance for loan losses           $2,312     100.00%     $3,492    100.00%    $3,390     100.00%     $3,748    100.00%
                                          ======     ======      ======    ======     ======     ======      ======    ======

------------------

(1) Percentages do not reflect adjustments for undisbursed loan proceeds, unearned discounts and net deferred fees, and the allowance for loan losses.

SECURITIES PORTFOLIO

          The Association's primary focus is the origination of loans. However, during past periods when mortgage loan demand was moderate and the Association had de-emphasized the origination of fixed-rate loans, management invested excess liquidity in investment securities, including mutual funds, and in mortgage-backed and related securities rather than purchasing whole loans or loan participations. At June 30, 1998, the Association's total securities and investments amounted to $158.4 million. Such securities are subject to classification based on the intentions of management. Securities purchased for the portfolio are classified as either held to maturity or as available for sale. The Association has no securities classified as trading. During December 1995, the provisions of SFAS No. 115 "Questions and Answers Guide" were adopted which allowed between November 15, 1995 and December 31, 1995 a one-time reclassification of securities from held to maturity to available for sale. The Association reclassified $49.5 million of securities from investments-held to maturity and mortgage-backed and related securities-held to maturity to securities available for sale. Such reclassification resulted in a credit of $247,000 to shareholders' equity. Subsequently, $749,000 of the securities were sold at no gain or loss.

         The Association maintains an Investment Committee which meets on a monthly basis to review the securities portfolio and make recommendations to be carried out by management. All investments must be rated BBB or higher by a recognized rating service. The Investment Committee consists of the Association's President and Chief Executive Officer, James B. Pittard, Jr., Senior Vice President, Chief Financial Officer and Treasurer, Larry J. Baker, and Senior Vice President, Cecil F. Howard, Jr.

         MORTGAGE-BACKED AND RELATED SECURITIES. At June 30, 1998, net mortgage-backed and related securities totaled $83.5 million, or 10.91%, of total assets. Of this amount, $41.9 million was classified as held to maturity and $41.6 million was available for sale. At June 30, 1998, the market value of the net mortgage-backed and related securities portfolio totaled approximately $84.0 million. Management primarily invests in fixed-rate mortgage-backed and related securities with weighted average lives of five to seven years. Management believes that investing in short-term mortgage-backed and related securities limits the exposure to higher interest rates. During the six months ended June 30, 1998, no mortgage-backed and related securities were purchased. Also included in the mortgage-backed securities portfolio at June 30, 1998, was $72.5 million of collateralized mortgage obligations ("CMOs"), $6.3 million of pass-through securities issued by FHLMC, $2.9 million of pass-through securities issued by FNMA and $1.5 million of pass-through securities issued by the Government National Mortgage Association ("GNMA"). The FHLMC and FNMA pass-through securities are primarily comprised of five-year and seven-year balloon mortgage loans. The GNMA pass-through securities were purchased in the early 1980s and the loans underlying the GNMAs are well seasoned. A limited amount of mortgage-backed securities issued by the Agency for International Development ("AID") are also included in the portfolio.

         CMOs are typically issued by a special-purpose entity (in the Association's case, private issuers), which may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. The entity aggregate pools of pass-through securities, which are used to collateralize the CMO. Once combined, the cash flows are divided into "tranches" or "classes" of individual bonds, thereby creating more predictable average durations for each bond than the underlying pass-through pools. Accordingly, under the CMO structure, all principal paydowns from the various mortgage pools are allocated to a CMO's first class until it has been paid off, then to a second class until such class has been paid off, and then to the next classes in order of priority. Substantially all of the CMOs held in the mortgage-backed and related securities portfolio consist of senior sequential tranches, primarily investments in one of the first three tranches of the CMO. By purchasing senior sequential tranches, management is attempting to ensure the cash flow associated with such an investment. Generally, such tranches have stated maturities ranging from 6.5 years to 30 years; however, because of prepayments, the expected weighted average life of these securities is less than the stated maturities. While non-agency private issues are somewhat less liquid than CMOs insured or guaranteed by the GNMA, FNMA or FHLMC, they generally have a higher yield than agency insured or guaranteed CMOs, such higher yield reflecting in part the lack of such guarantee or protection. In the past, CMO residuals were purchased in which the repayment of principal is only made after the senior tranches of the CMO are repaid in full as to principal. Consequently, investments in CMO residuals are riskier than investments in senior sequential tranches because of their relatively junior position to more senior tranches and the interest rate risk associated with such securities, in that they could result in a loss of a substantial portion of the original investment. Cash flows from residual interests are very sensitive to prepayments and, therefore, contain a high degree of interest rate risk. Residual interests represent an ownership interest in the underlying collateral, subject to the first lien of the CMO investors. At June 30, 1998, the carrying value of the CMO residuals was $5,000. The Association no longer invests in CMO residuals.

         The following tables set forth the carrying value of, and activity in, the mortgage-backed and related securities portfolio at the dates indicated.

                                                        At                  At                    At
                                                      June 30,          December 31,         September 30,
                                                      --------      -------------------   -------------------
                                                        1998          1997       1996       1996       1995
                                                      --------      --------   --------   --------   --------
                                                                        (In Thousands)
Mortgage-backed and related securities:
   Held to maturity:
   CMOs ...........................................   $ 30,892      $ 33,638   $ 37,359   $ 38,308   $ 57,586
   CMO residuals ..................................          6             7         15         20        118
   FHLMCs .........................................      6,324         7,465      9,673      9,973     11,943
   GNMAs ..........................................      1,525         1,751      2,108      2,233      2,774
   FNMAs ..........................................      2,925         3,316      3,933      4,076      4,691
   AID loans ......................................        212           236        317        335        387
                                                      --------      --------   --------   --------   --------
  Total mortgage-backed and related securities held
     to maturity ..................................     41,884        46,413     53,405     54,945     77,499
   Available for sale: (shown at market value)
     CMOs .........................................     41,612        46,350     51,974     53,318         --
                                                      --------      --------   --------   --------   --------
Total mortgage-backed and related securities ......   $ 83,496      $ 92,763   $105,379   $108,263   $ 77,499
                                                      ========      ========   ========   ========   ========

                                                                                      Three Months
                                                     Six Months          Year Ended      Ended              Year Ended
                                                   Ended June 30,        December 31,  December 31,        September 30,
                                               ----------------------    ------------  ------------   ----------------------
                                                 1998         1997            1997         1996         1996         1995
                                               ---------    ---------     -----------  ------------   ---------    ---------
                                                                        (In Thousands)
Mortgage-backed and related securities at:
   Beginning of period .....................   $  92,763    $ 105,379     $ 105,379      $ 108,263    $  77,499    $  41,281
   Purchases ...............................          --          679           679             --       43,703       41,549
   Calls ...................................          --           --            --             --         (311)          --
   Sales ...................................          --           --            --             --         (749)          --
   Repayments ..............................      (9,358)      (6,388)      (14,421)        (2,840)     (11,454)      (5,286)
   Discount (premium) amortization .........          80           76           216             60          189          (45)
   Gain on call ............................          --           --            --             --          254           --
   (Increase) decrease in market value
       available for sale (net) ............          11          520           910           (104)        (868)          --
                                               ---------    ---------     ---------      ---------    ---------    ---------
   Mortgage-backed and related securities at
     end of period .........................   $  83,496    $ 100,266     $  92,763      $ 105,379    $ 108,263    $  77,499
                                               =========    =========     =========      =========    =========    =========

         The following table sets forth the allocation of fixed- and adjustable-rate mortgage-backed and related securities for the periods indicated.

                                                               At June 30,                          At December 31,
                                                           ---------------------     --------------------------------------------
                                                                   1998                       1997                   1996
                                                           ---------------------     ---------------------   --------------------
                                                                                   (Dollars in Thousands)
Mortgage-backed and related securities, net:
  Held to maturity:
  Adjustable-rate CMOs .................................   $  3,032         3.63%    $  3,028         3.26%  $  3,027        2.87%
  Fixed-rate:
    FHLMC ..............................................      6,324         7.57        7,465         8.05      9,673        9.18
    FNMA ...............................................      2,925         3.50        3,316         3.57      3,933        3.73
    GNMA ...............................................      1,525         1.83        1,751         1.89      2,108        2.00
    CMO ................................................     27,866        33.37       30,617        33.01     34,347       32.59
    AID loans ..........................................        212         0.26          236         0.25        317        0.30
                                                           --------       ------     --------       ------   --------      ------
     Total fixed-rate ..................................     38,852        46.53       43,385        46.77     50,378       47.81
                                                           --------       ------     --------       ------   --------      ------
       Total mortgage-backed and related
         securities-held to maturity, net ..............     41,884        50.16       46,413        50.03     53,405       50.68
                                                           --------       ------     --------       ------   --------      ------

  Available for sale: (at market value)
    Adjustable-rate CMOs ...............................      3,643         4.36        3,331         3.59      3,594        3.41
    Fixed-rate CMOs ....................................     37,969        45.48       43,019        46.38     48,380       45.91
                                                           --------       ------     --------       ------   --------      ------
  Total mortgage-backed and related
    securities available for sale, net .................     41,612        49.84       46,350        49.97     51,974       49.32
                                                           --------       ------     --------       ------   --------      ------
Total mortgage-backed and related securities, net ......   $ 83,496       100.00%    $ 92,763       100.00%  $105,379      100.00%
                                                           ========       ======     ========       ======   ========      ======

                                                                           At September 30,
                                                             -----------------------------------------
                                                                     1996                  1995
                                                             -------------------    ------------------
                                                                        (Dollars in Thousands)
Mortgage-backed and related securities, net:
  Held to maturity:
  Adjustable-rate CMOs .................................     $  3,030       2.80%   $  3,980      5.14%
  Fixed-rate:
    FHLMC ..............................................        9,973       9.21      11,943     15.41
    FNMA ...............................................        2,233       2.06       2,774      3.58
    GNMA ...............................................        4,076       3.76       4,691      6.05
    CMO ................................................       35,298      32.60      53,724     69.32
    AID loans ..........................................          335       0.32         387      0.50
                                                             --------     ------    --------    ------
     Total fixed-rate ..................................       51,915      47.95      73,519     94.86
                                                             --------     ------    --------    ------
       Total mortgage-backed and related
         securities-held to maturity, net ..............       54,945      50.75      77,499    100.00
                                                             --------     ------    --------    ------

  Available for sale: (at market value)
    Adjustable-rate CMOs ...............................        3,670       3.39          --        --
    Fixed-rate CMOs ....................................       49,648       5.86          --        --
                                                             --------     ------    --------    ------
  Total mortgage-backed and related
    securities available for sale, net .................       53,318      49.25          --        --
                                                             --------     ------    --------    ------
Total mortgage-backed and related securities, net ......     $108,263     100.00%   $ 77,499    100.00%
                                                             ========     ======    ========    ======

         INVESTMENTS. Investments purchased are comprised primarily of U.S. Government and agency obligations, mutual funds that invest in mortgage-backed securities and government and agency obligations, corporate debt securities and FHLB stock. The carrying value of the interest-earning deposits, investments and securities available for sale totaled $74.9 million or 9.79% of total assets at June 30, 1998.

         The Association is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The Association generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in loan origination and other activities. For further information regarding the investments see Notes 1, 2 and 3 to the Notes to Consolidated Financial Statements contained elsewhere herein.

         INVESTMENT SECURITIES. At June 30, 1998, investment securities included U.S. Government and agency obligations totaling $13.8 million and corporate debt issues totaling $7.6 million. In addition, at June 30, 1998 the Association held FHLB stock totaling $3.8 million.

         Included in corporate debt issues are asset-backed securities which include two debt securities secured by automobile loan receivables totaling $977,000 at June 30, 1998 purchased during fiscal year 1994, the repayment of which is secured by automobile receivables. These securities are rated BBB or above by Standard & Poors and provide an effective yield of 6.33%. Debt instruments which depend on the repayment of automobile loans involve a certain degree of risk since in the event that borrowers of the automobile loan default, the issuer of the security may have insufficient funds to repay the principal or interest of the security in accordance with its terms.

         The FHLB requires its members to own a required amount of FHLB stock based upon the greater of a percentage of residential mortgage loans in the portfolio or a percentage of total assets. At June 30, 1998, FHLB stock held by the Association totaled $3.8 million.

         SECURITIES AVAILABLE FOR SALE. Securities available for sale are carried on the books at fair value as required by FASB No. 115 and totaled $91.3 million at June 30, 1998. Included in securities available for sale are equity securities totaling $25,000, mutual funds totaling $40.6 million, and U.S. Government and agency obligations totaling $9.1 million and mortgage-backed and related securities totaling $41.6 million.

         Mutual fund investments include mutual funds that invest primarily in mortgage-backed securities and government and agency securities, and are classified as available for sale for accounting purposes. The mutual funds which invest in mortgage-backed securities have characteristics similar to the mortgage-backed securities in which they invest. Mutual fund investments include approximately $35.5 million in funds which invest in adjustable-rate mortgage-backed securities issued by FNMA, FHLMC and GNMA, as well as CMOs and real estate mortgage investment conduits and other securities collateralized by or representing interests in real estate mortgages, and approximately $5.0 million in funds which invest in asset backed, corporate and CMO obligations.

         INVESTMENT PORTFOLIO. The following table sets forth the carrying value of the investment securities and securities available for sale at the dates indicated. At June 30, 1998, the market value of the investments was approximately $74.9 million. The market value of investments and securities available for sale includes FHLB stock at book value which approximates market value.

                                                         At              At                    At
                                                       June 30,      December 31,          September 30,
                                                       --------   -------------------   -------------------
                                                         1998       1997       1996       1996       1995
                                                       --------   --------   --------   --------   --------
                                                                            (In Thousands)
Investment securities:
    United States Government and agency obligations    $ 13,820   $ 13,039   $ 11,701   $ 11,691   $ 38,987
    Corporate debt issues ..........................      7,623      8,349     10,138     10,602     13,692
    Certificates of deposit ........................         --         --         --         --      7,000
    FHLB stock .....................................      3,782      3,264      2,864      5,384      7,384
                                                       --------   --------   --------   --------   --------
        Total investment securities ................     25,225     24,652     24,703     27,677     67,063
                                                       --------   --------   --------   --------   --------
Securities available for sale: (shown at fair value)
    Equity securities:
          FNMA stock ...............................         25         23         14         14         10
          Financial Institutions Insurance
             Group, Limited stock ..................         --         --         --        101         86
                                                       --------   --------   --------   --------   --------
        Total equity securities ....................         25         23         14        115         96
                                                       --------   --------   --------   --------   --------
    Mutual funds ...................................     40,552     40,721     43,067     42,912     26,932
    United States Government and agency obligations       9,127     55,175     28,097     27,942         --
                                                       --------   --------   --------   --------   --------
        Total securities available for sale(1) .....     49,704     95,919     71,178     70,969     27,028
                                                       --------   --------   --------   --------   --------
        Total investment portfolio .................   $ 74,929   $120,571   $ 95,881   $ 98,646   $ 94,091
                                                       ========   ========   ========   ========   ========

----------------------------

(1) Does not include mortgage-backed and related securities classified available for sale. See "-Mortgage-Backed and Related Securities." At June 30, 1998, mortgage-backed and related securities available for sale amounted to $41.6 million.

         SECURITIES PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, market values and average yields for the investment securities and securities available for sale at June 30, 1998.

                                                                             At June 30, 1998
                                            ------------------------------------------------------------------------------------
                                               One Year of Less       One to Five Years    Five to Ten Years More than Ten Years
                                            ---------------------- ----------------------  ----------------- -------------------
                                                          Weighted               Weighted           Weighted           Weighted
                                            Carrying      Average  Carrying       Average  Carrying Average  Carrying  Average
                                              Value        Yield     Value        Yield     Value    Yield    Value     Yield
                                            --------       ------- --------      --------  -------- -------- --------  --------
                                                                           (Dollars in Thousands)
Investment securities:
    United States Government
       and agency obligations ............   $ 1,324       11.32%   $ 9,743       11.18%   $ 2,753   8.35%   $    --       -%
    Corporate debt issues ................        --          --        977        6.33         --     --      6,646    5.83
    FHLB stock ...........................        --          --         --          --         --     --      3,782    7.25
                                             -------       -----    -------       -----    -------   ----    -------    ----
        Total investment securities ......     1,324       11.32     10,720       10.74      2,753   8.35     10,428    6.35
                                             -------       -----    -------       -----    -------   ----    -------    ----

Securities available for sale:
    United States Government and
       agency obligations ................   $    --          --    $ 7,210        6.27    $ 1,917   7.14    $    --      --
    Equity securities ....................        25        1.35         --          --         --     --         --      --
    Mutual funds .........................    40,552        5.52         --          --         --     --         --      --
                                             -------                -------                -------           -------
        Total securities available
              for sale ...................    40,577        5.52      7,210        6.27      1,917   7.14         --      --
                                             -------       -----    -------       -----    -------   ----    -------    ----
   Total investment securities  and
     securities available for sale(2)        $41,901        5.70%   $17,930        8.94%   $ 4,670   7.85%   $10,428    6.35%
                                             =======       =====    =======       =====    =======   ====    =======    ====

                                                       At June 30, 1998
                                            ----------------------------------------
                                                   Total
                                            -------------------
                                                                  Average Annualized
                                                                  Life     Weighted
                                            Carrying     Market   in -1    Average
                                              Value      Value    Years    Yield
                                            --------    -------   ------  ----------
                                                   (Dollars in Thousands)
Investment securities:
    United States Government
       and agency obligations ............   $13,820    $17,623   4.85%    10.63%
    Corporate debt issues ................     7,623      7,916   6.71      5.94
    FHLB stock ...........................     3,782      3,782     --      7.25
                                             -------    -------   ----     -----
        Total investment securities ......    25,225     29,321   5.51      8.71
                                             -------    -------   ----     -----

Securities available for sale:
    United States Government and
       agency obligations ................   $ 9,127    $ 9,127   3.50      6.45
    Equity securities ....................        25         25     --      1.35
    Mutual funds .........................    40,552     40,552     --      5.52
                                             -------    -------            -----
        Total securities available
              for sale ...................    49,704     49,704   3.50      5.69
                                             -------    -------   ----     -----
   Total investment securities  and
     securities available for sale(2)        $74,929    $79,025   4.18%     6.70%
                                             =======    =======   ====     =====

--------------------

(1) Total weighted average life in years calculated only on United States Government and agency obligations.
(2) Does not include mortgage-backed and related securities classified available for sale. See "-Mortgage-Backed and Related Securities." At June 30, 1998, mortgage-backed and related securities available for sale amounted to $41.6 million.

SOURCES OF FUNDS

          GENERAL. Deposits are the major source of funds for lending and other investment purposes. In addition to deposits, funds are derived from the amortization and prepayment of loans and mortgage-backed and related securities, the maturity of investment securities, operations and, if needed, advances from the FHLB. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes. Although the Association periodically reviews the features and terms of its deposit products, the Association currently does not intend to materially change any of the deposit products or services it currently offers.

         DEPOSITS. Consumer and commercial deposits are attracted principally from within the market area through the offering of a broad selection of deposit instruments including non-interest-bearing demand accounts, NOW accounts, passbook savings, money market deposit accounts, term certificate accounts and individual retirement accounts. While deposits of $100,000 or more are accepted, premium rates for such deposits are not currently offered. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. A management committee meets weekly to evaluate the internal cost of funds, survey rates offered by competing institutions, review the Association's cash flow requirements for lending and liquidity and the amount of certificates of deposit maturing in the upcoming weeks. This committee executes rate changes when deemed appropriate. Funds are not obtained through brokers, nor are funds solicited outside the Association's market area.

         The following table sets forth information regarding interest rates, terms, minimum amounts and balances of deposits as of June 30, 1998.

    Weighted                                                                                                Percentage
     Average    Minimum                                                       Minimum                        Of Total
  Interest Rate  Term                Checking and Savings Deposits (1)         Amount           Balances     Deposits
---------------------------------------------------------------------------------------------------------------------
                                                                                        (In Thousands)
      0.00%      None                Non-interest-bearing account                 None          $ 29,563       5.15%
      1.00       None                NOW accounts                             $    100            74,355       12.95
      1.73       None                Passbook accounts                             100            32,936        5.73
      3.23       None                Money market deposit accounts               1,000            84,347       14.68
                                                                                                --------     -------
                                     Total checking and savings deposits                         221,201       38.51
                                                                                                --------     -------

                                          Certificates of Deposit (1)
                                     --------------------------------------

      4.92       1 - 5 months        Fixed term, fixed-rate                      1,000            12,581        2.19
      5.01       6-11 months         Fixed term, fixed-rate                      1,000            50,990        8.88
      5.54       12-19 months        Fixed term, fixed-rate                      1,000           182,794       31.82
      5.77       24-30 months        Fixed term, fixed-rate                      1,000            28,469        4.96
      5.78       36-47 months        Fixed term, fixed-rate                      1,000            14,072        2.45
      5.98       48-59 months        Fixed term, fixed-rate                      1,000             2,317        0.40
      6.15       Over 60 months      Fixed term, fixed-rate                      1,000            58,507       10.19
      1.73       Various             Fixed term, fixed-rate                      1,000             1,211        0.21
      5.10       Various             Negotiated Jumbo                          100,000             2,241        0.39
                                                                                                --------     -------
                                     Total certificates of deposit                               353,182       61.49
                                                                                                --------     -------
                                     Total deposits                                             $574,383      100.00%
                                                                                                ========     =======
---------------------------------------------------------------------------
(1) IRA and KEOGH accounts are generally offered throughout all terms stated
    above with balances of $47.1 million and $1.2 million, respectively.

         The following tables sets forth the change in dollar amount in the various types of savings accounts offered between the dates indicated:

                             Balance at   % of        Incr.    Balance at    % of       Incr.   Balance at     % of      Incr.
                              06/30/98  Deposits     (Decr.)    12/31/97   Deposits    (Decr.)   12/31/96    Deposits   (Decr.)
                             ---------- --------    --------   ----------  --------   --------  ----------   --------  --------
                                                                      (Dollars in Thousands)
Non-interest-bearing demand
  accounts ................   $ 29,563     5.15%    $  4,848    $ 24,715      4.49%   $  6,088   $ 18,627       3.63%  $   (905)
NOW accounts ..............     74,355    12.95        4,493      69,862     12.69       2,786     67,076      13.06      3,978
Passbooks .................     32,936     5.73        2,715      30,221      5.49        (600)    30,821       6.00        (54)
Money market deposit
  accounts ................     84,347    14.68        5,515      78,832     14.31       9,318     69,514      13.53         93
                              --------   ------     --------    --------    ------    --------   --------     ------   --------
Total core deposits .......    221,201    38.51       17,571     203,630     36.98      17,592    186,038      22.69      3,112
                              --------   ------     --------    --------    ------    --------   --------     ------   --------
Time deposits which mature:
     Within 12 months .....    241,203    41.99      (19,569)    260,772     47.35       6,975    253,797      49.40     13,557
     Within 12-36 months ..     81,365    14.17       22,571      58,794     10.67      17,590     41,204       8.02     (1,510)
     Beyond 36 months .....     30,614     5.33        3,102      27,512      5.00      (5,158)    32,670       6.36       (379)
                              --------   ------     --------    --------    ------    --------   --------     ------   --------
Total time deposits .......    353,182    61.49        6,104     347,078     63.02      19,407    327,671      63.78     11,668
                              --------   ------     --------    --------    ------    --------   --------     ------   --------
          Total deposits ..   $574,383   100.00%    $ 23,675    $550,708    100.00%   $ 36,999   $513,709     100.00%  $ 14,780
                              ========   ======     ========    ========    ======    ========   ========     ======   ========

                               Balance at  % of      Incr.   Balance at   % of
                                09/30/96  Deposits  (Decr.)   09/30/95  Deposits
                               ---------- -------- --------  ---------- --------
                                            (Dollars in Thousands)
Non-interest-bearing demand
  accounts ................     $ 19,532     3.9$    4,688    $ 14,844     3.39%
NOW accounts ..............       63,098    12.6      (763)     63,861    14.60
Passbooks .................       30,875     6.1     1,174      29,701     6.79
Money market deposit
  accounts ................       69,421    13.9    (6,299)     75,720    17.32
                                --------  ------  --------    --------   ------
Total core deposits .......      182,926    36.6    (1,200)    184,126    42.10
                                --------  ------  --------    --------   ------
Time deposits which mature:
     Within 12 months .....      240,240    48.1    46,740     193,500    44.24
     Within 12-36 months ..       42,714     8.5    10,290      32,424     7.41
     Beyond 36 months .....       33,049     6.6     5,723      27,326     6.25
                                --------  ------  --------    --------   ------
Total time deposits .......      316,003   63,34    62,753     253,250    57.90
                                --------  ------  --------    --------   ------
          Total deposits ..     $498,929  100.00% $ 61,553    $437,376   100.00%
                                ========  ======  ========    ========   ======

         The following table sets forth the certificates of deposit classified by rates as of the dates indicated.

                                                  At                     At                               At
                                               June 30,              December 31,                    September 30,
                                               ---------      --------------------------        ------------------------
                                                 1998            1997           1996              1996           1995
                                               ---------      ----------      ----------        ---------      ---------
RATE                                                                       (In Thousands)
3.00% or less ........................         $   1,211      $    1,436      $    1,035        $   1,600      $     930
3.01 - 3.99% .........................                11              11             598              903          5,257
4.00 - 4.99% .........................            37,827          35,699          51,484           80,831         55,583
5.00 - 5.99% .........................           269,293         262,029         232,313          193,281        108,608
6.00 - 6.99% .........................            36,033          39,186          33,568           29,571         70,456
7.00 - 7.99% .........................             8,807           8,717           8,673            9,817         12,416
                                               ---------      ----------      ----------        ---------      ---------
 Total ...............................         $ 353,182      $  347,078      $  327,671        $ 316,003      $ 253,250
                                               =========      ==========      ==========        =========      =========


         The following table sets forth the amount and maturities of certificates of deposit at June 30, 1998.

                                                                        Amount Due
                           ----------------------------------------------------------------------------------------------------
                           Less Than                                                                     After 5
                            One Year      1-2 Years      2-3 Years        3-4 Years        4-5 Years      Years         Total
                           ---------      ---------      ---------        ---------        ---------     -------      ---------
                                                                      (In Thousands)
3.00% or less .........          119      $      1        $      1         $     --         $    134      $ 956       $   1,211
3.01 - 3.99% ..........           --            11              --               --               --         --              11
4.00 - 4.99% ..........       37,827            --              --               --               --         --          37,827
5.00 - 5.99% ..........      199,627        44,053          12,551            5,798            7,264         --         269,293
6.00 - 6.99% ..........        3,534        14,178           1,859           10,889            5,573         --          36,033
7.00 - 7.99% ..........           96         8,708               3               --               --         --           8,807
                           ---------      --------        --------         --------         --------      -----       ---------
 Total                     $ 241,203      $ 66,951        $ 14,414         $ 16,687         $ 12,971      $ 956       $ 353,182
                           =========      ========        ========         ========         ========      =====       =========


         The following table indicates the amount of negotiable certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1998.

                                                               Certificates of
                                                                  Deposit of
                                                                  $100,000 or
                                                                       More
                                                               ----------------
               REMAINING MATURITY                                (In Thousands)

               Three months or less .....................            $11,338
               Three through six months .................              7,418
               Six through twelve months ................             12,264
               Over twelve months .......................             19,079
                                                                     -------
                  Total .................................            $50,099
                                                                     =======

         Deposits are used to fund loan originations, the purchase of securities and for general business purposes. The deposit growth in the six months ended June 30, 1998 of $23.7 million reflected the use of odd-term and promotional certificate of deposit products, the opening of three new branch offices, as well as increased retail deposits generated by aggressive, competitive pricing of such products in the market area.

      The following table sets forth the net changes in the deposit activities for the periods indicated:

                                                                                    Three
                                         During Six Months Ended     Year Ended   Months Ended        Years Ended
                                                 June 30,           December 31,  December 31,        September 30,
                                        -------------------------   -----------   -----------   --------------------------
                                           1998          1997          1997          1996          1996            1995
                                        -----------   -----------   -----------   -----------   -----------    -----------
                                                                       (In Thousands)
Deposits ............................   $ 1,458,473   $ 1,328,224   $ 2,433,375   $   554,294   $ 2,158,898   $ 1,952,009
Withdrawals .........................     1,445,492     1,311,142     2,416,860       549,264     2,114,903     1,988,577
                                        -----------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) before
 interest credited ..................        12,981        17,082        16,515         5,030        43,995       (36,568)
Interest credited ...................        10,694         9,742        20,484         9,750        17,558        13,965
                                        -----------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in deposits..   $    23,675   $    26,824   $    36,999    $   14,780   $    61,553   $   (22,603)
                                        ===========   ===========   ===========   ===========   ===========    ===========

         BORROWINGS. Savings deposits are the primary source of funds for lending and investment activities and for general business purposes. If the need arises, advances from the FHLB may be used to supplement the supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Association's stock in the FHLB and a blanket floating lien on the Association's one- to four-family first mortgage loans. At June 30, 1998, $75.6 million of FHLB advances were outstanding with a weighted average interest rate of 5.95%.

         The FHLB functions as a central reserve bank providing credit for the Association and other member savings institutions and financial institutions. As a member, the Association is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Although advances may be used on a short-term basis for cash management needs, FHLB advances have not been, nor are they expected to be, a significant long-term funding source for the Association, although the Association periodically utilizes its ability to access advances in order to take advantage of investment opportunities which may arise.

         On September 30, 1983, the Association sold two of its branches to another financial institution. Under terms of the sale, the Association issued a 10.94%, 30-year term mortgage-backed bond (the "Bond") for approximately $41.6 million. A discount was recorded on the Bond which is being accreted on the interest method of accounting over the life of the Bond. The Bond bears an interest rate that is adjustable semi-annually on each April 1 and October 1 to reflect changes in the average of the United States 10-year and 30-year long-term bond rates. At June 30, 1998, the outstanding balance of the Bond was $15.9 million with an effective rate of 9.79%.
         On October 24, 1994, in connection with the Association's Plan of Reorganization into a mutual holding company, the Association established the ESOP for all eligible employees. The ESOP's purchase of 190,388 shares of Association Common Stock in the open market was initially funded by a loan held by an unaffiliated financial institution with an interest rate based on the monthly average of the Federal Funds high and low rate plus 2.35%. During 1998, the Mid-Tier Holding Company loaned sufficient funds to the ESOP to permit the ESOP to repay the loan to the unaffiliated lender. The terms of the loan to the ESOP from the Mid-Tier Holding Company are substantially identical to those of the loan from the unaffiliated lender. However, the interest rate used will be the New York prime rate which was 8.5% at June 30, 1998. The loan is being repaid from the Association's contributions to the ESOP over a period of up to seven years and had an outstanding balance of $1.2 million at June 30, 1998. For further information, see Note 14 to the Notes to the Consolidated Financial Statements.

         The following table sets forth the source, balance, and rate of FHLB advances for the periods indicated.

                                          During the Six Months  During the Year   During the Three Months  During the Years Ended
                                             Ended June 30,     Ended December 31,    Ended December 31,         September 30,
                                          --------------------- ------------------ -----------------------  ----------------------
                                           1998         1997           1997                 1996               1996        1995
                                          -------      -------  ------------------ -----------------------  ----------  ----------
                                                                         (Dollars in Thousands)
FHLB advances:
  Maximum month-end balance .........     $75,630      $46,052       $57,341              $36,350           $36,350      $18,679
  Balance at end of period ..........      75,630       46,052        57,341               34,763            36,350       18,200
  Average balance (1) ...............      61,133       38,526        42,952               35,657            22,110        3,846
Weighted average interest rate during
   the period .......................        5.99%        6.27%         6.38%                6.72%             6.36%       10.80%
Weighted average interest rate
  at end of period ..................        5.95%        6.47%         6.25%                6.69%             6.70%        6.86%

----------------------

(1) Computed on the basis of month-end balances.

SUBSIDIARY ACTIVITIES

         The Association currently has one active subsidiary, ComFed, Inc., which was formed in February 1971 for the purpose of owning and operating an insurance agency, Community Insurance Agency, which sells mortgage life insurance. ComFed, Inc. also receives income and incurs related expenses from the sale of third party mutual funds and annuities. Such third party mutual funds and annuities include products widely marketed to the investing public and have investment advisors that are not affiliated with ComFed, Inc. For the six months ended June 30, 1998, ComFed, Inc. reported net income of $67,000. At June 30, 1998, the Association had an equity investment in ComFed, Inc. of $140,000.

LEGAL PROCEEDINGS

         The Association is involved in routine legal proceedings occurring in the ordinary course of business which in the opinion of management, in the aggregate, will not have a material adverse effect on the consolidated financial condition and results of operations of the Association.

         The Association has completed its investigation of a defalcation by a former employee which may have occurred over a period of several years. The Association maintains insurance to cover such losses with a claim deductible of $200,000. The amount of the deductible was charged-off during the year ended September 30, 1996. The Association notified its insurance carrier of the potential claim and the insurance company acknowledged coverage. The insurance carrier paid a portion of the claim in fiscal 1997. The Association and its insurance carrier are attempting to resolve the remainder of the Association's claim. The terms of any resolution of such claim may not amount to the entire amount of the unpaid portion of the Association's claim in excess of the deductible. However, even is such event, management does not believe that the claim will have a material adverse effect on the Association's financial position or results of operations. See Note 13 to the Notes to Consolidated Financial Statements contained elsewhere herein.

PERSONNEL

         As of June 30, 1998, the Mid-Tier Holding Company had no separately compensated employees. Officers of the Mid-Tier Holding Company are employees of the Association and receive all compensation from the Association. Because the Mid-Tier Holding Company's only activity is holding the stock of the Association, employees of the Association perform limited duties for the Mid-Tier Holding Company.

         As of June 30, 1998, the Association had 256 full-time and 61 part-time employees. None of such employees is represented by a collective bargaining group. The Association believes it has a good relationship with its employees.

PROPERTIES

         The Mid-Tier Holding Company owns no property independently from the Association. The Association conducts its business through its home office located in North Palm Beach, Florida, and 21 full service branch offices and two loan production offices located in Palm Beach, Martin, St. Lucie, Indian River and Brevard counties. The following table sets forth certain information concerning the home office and each branch office of the Association at June 30, 1998. The aggregate net book value of the Association's premises and equipment was $22.2 million at June 30, 1998. For additional information regarding the Association's properties, see Note 8 to the Notes to the Consolidated Financial Statements contained elsewhere herein. In addition, the Association owns or has placed earnest funds on four parcels of real estate for use as possible future branch sites. The Association's total investment in such other properties totalled $2.0 million at June 30, 1998 which is included in the aggregate net book value of the Association's premises and equipment set forth above.

                                                                                     Opening         Owned/
Location                                       Address                                Date           Lease
-----------------------------------------------------------------------------------------------------------
Home Office                  660 U.S. Highway One, North Palm Beach, Florida         02/19/88        Owned

Branch Offices
--------------

Riviera Beach                2600 Broadway, Riviera Beach, Florida                   08/19/55        Owned

Tequesta                     101 N. U.S. Highway One, Tequesta, Florida              07/19/59        Owned

Port Salerno                 5545 SE Federal Highway, Port Salerno, Florida          11/05/74        Owned

Palm Beach Gardens           9600 N. Alternate AlA,  Palm Beach Gardens,             12/19/74        Owned
                             Florida

Jensen Beach                 1170 NE Jensen Beach Boulevard,                         01/28/75        Owned
                             Jensen Beach, Florida


                                                                                       OPENING       OWNED/
LOCATION                                ADDRESS                                          DATE        LEASE
-----------------------------------------------------------------------------------------------------------
Singer Island                1100 East Blue Heron Boulevard,                            04/01/75     Owned
                             Riviera Beach, Florida

Gallery Square               389 Tequesta Drive,  Tequesta, Florida                     01/30/76     Lease (1)

Ft. Pierce                   1050 Virginia Avenue, Ft. Pierce, Florida                  07/23/85     Owned

Port St. Lucie               1540 SE Floresta Drive,  Port St. Lucie, Florida           07/30/84     Lease (2)

Martin Downs                 3102 Martin Downs Boulevard,                               07/24/85     Lease (3)
                             Palm City, Florida

Chasewood                    6350 Indiantown Road., Suite 1,                            02/26/86     Lease (4)
                             Jupiter, Florida

Bluffs                       3950 U.S. Highway 1, Jupiter, Florida                      09/18/86     Lease (5)

Village Commons              971 Village Boulevard, West Palm Beach, Florida            06/26/89     Lease (6)

Hobe Sound                   11400 SE Federal Highway, Hobe Sound, Florida              02/05/90     Owned

Jupiter                      520 Toney Penna Drive, Jupiter, Florida                    07/10/95     Owned

PGA                          PGA Shoppes on the Green, 7102 Fairway Drive,              04/22/96     Owned
                             Palm Beach Gardens, Florida

Vero Beach                   6030 20th Street, Vero Beach, Florida                      07/21/97     Lease (7)

Hutchinson Island            4417 NE Ocean Boulevard, Jensen Beach, Florida             01/21/97     Lease (8)

Lake Worth                   5702 Lake Worth Road, Suite # 3, Lake Worth,               10/20/97     Lease (9)
                             Florida

                                                                       (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

                                                                                       OPENING       OWNED/
LOCATION                                ADDRESS                                          DATE        LEASE
-----------------------------------------------------------------------------------------------------------

LOAN PRODUCTION OFFICES
Vero Beach                   2903 Cardinal Drive                                        03/01/98     Lease (10)
                             Vero Beach, Florida

Melbourne                    1901 S. Harbor City Blvd.                                  05/01/98     Lease (11)
                             Suite 801, Melbourne, Florida

OTHER FACILITIES
Training Center              101 N.  U.S. Highway One
                             Tequesta, Florida                                          07/15/98     Owned

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

(1) This lease expires on December 31, 2000 and provides for a renewal option which runs through December 31, 2015.

(2) This lease expires on January 31, 2006. The Association is in the process of constructing a new branch office in Port St. Lucie. Upon completion of construction (currently expected to be the first quarter of 1999), the Association will relocate its existing branch office to the new site.

(3) This lease expires on August 8, 1999 and provides for a series of renewal options which run through August 8, 2004.

(4) This lease expires on January 31, 1999 and provides for a renewal option which runs through January 31, 2004. The Association completed construction of a new office in Jupiter. The Association relocated the branch office into the new building located at 1570 Indiantown Road, Jupiter, Florida 33458, on October 5, 1998.

(5) This lease expires on October 31, 2001 and provides for a renewal option which runs through October 31, 2016.

(6) This lease expires on June 25, 2004 and provides for a renewal option which runs through June 25, 2014.

(7) This lease expires on July 1, 2002 and provides for a renewal option which runs through July 1, 2017. The Association has exercised an option to purchase the property as of July 31, 1998.

(8) This lease expires on June 30, 1999 and provides for a renewal option which runs through December 31, 2002.

(9) This lease expires on March 1, 2000 and provides for a renewal option which runs through August 1, 2002.

(10) This lease expires on February 28, 1999 and provides for a renewal option which runs through February 28, 2000.

(11)   This lease expires on April 30, 2000.

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

                                   REGULATION

        Set forth below is a brief description of certain laws and regulations which are applicable to the Company and the Association. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

GENERAL

        The Association, as a federally chartered savings institution, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. The Association also is subject to regulation and examination by the FDIC, which insures the deposits of the Association to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

        The OTS' enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS.

THE COMPANY

        HOLDING COMPANY ACQUISITIONS. Upon consummation of the Conversion, the Company will become a savings and loan holding company within the meaning of the Home Owners' Loan Act, as amended ("HOLA"), and will be required to register with the OTS. The HOLA and OTS regulations generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares thereof. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

        HOLDING COMPANY ACTIVITIES. The Company will operate as a unitary savings and loan holding company. Generally, there are limited restrictions on the activities of a unitary savings and loan holding company and its non-savings institution subsidiaries. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL test, as discussed under "-The Association - Qualified Thrift Lender Test," then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company. See "-The Association - Qualified Thrift Lender Test."

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

        The HOLA requires every savings institution subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock, or else such dividend will be invalid. See "-The Association - Capital Distribution Regulation."

        AFFILIATE RESTRICTIONS. Transactions between a savings institution and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act and OTS regulations. Affiliates of a savings institution include, among other entities, the savings institution's holding company and companies that are controlled by or under common control with the savings institution.

        In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings institution or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the institution's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings institution and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings institution or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

        In addition, under the OTS regulations, a savings institution may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings institution may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings institution and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings institution or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings institution to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

        The OTS regulation generally excludes all non-bank and non-savings institution subsidiaries of savings institutions from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board decides to treat such subsidiaries as affiliates. The regulation also requires savings institutions to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings institutions may be required to give the OTS prior notice of affiliate transactions.

THE ASSOCIATION

        INSURANCE OF ACCOUNTS. The deposits of the Association are insured to the maximum extent permitted by the SAIF, which is administered by the FDIC, and are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the OTS an opportunity to take such action.

        Under current FDIC regulations, SAIF-insured institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital--"well capitalized," "adequately capitalized," and "undercapitalized"--which are defined in the same manner as the regulations establishing the prompt corrective action system discussed below. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging prior to

September 30, 1996 from 23 basis points for well capitalized, healthy institutions to 31 basis points for undercapitalized institutions with substantial supervisory concerns.

        The deposits of the Association are currently insured by the SAIF. Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF achieved a fully funded status first, and therefore as discussed below, effective January 1, 1996, the FDIC substantially reduced the average deposit insurance premium paid by BIF-insured banks. On November 14, 1995, the FDIC approved a final rule regarding deposit insurance premiums. The final rule reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to a $2,000 minimum) for institutions in the lowest risk category, while holding deposit insurance premiums for SAIF members at their then-current levels (23 basis points for institutions in the lowest risk category). The reduction was effective with respect to the semiannual premium assessment beginning January 1, 1996.

        On September 30, 1996 Congress passed, and the President signed, the DIF which mandated that all institutions which have deposits are insured by SAIF were required to pay a one-time special assessment of 65.7 basis points on SAIF-insured deposits (subject to adjustment for certain types of banks with SAIF deposits) that were held at March 31,1995 payable by November 27, 1996 to recapitalize the SAIF. The assessment increased the SAIF's reserve ratio to a comparable level to that of the BIF at 1.25% of total insured deposits. The Association's share of this special assessment totaled $2.8 million and is reflected in the 1996 operating results. The FDIC, in connection with the recapitalization, also lowered SAIF premiums from $0.23 per $100 to $0.065 per $100 of insured deposits beginning in January 1997.

        The FDIC may terminate the deposit insurance of any insured depository institution, including the Association, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Association's deposit insurance.

        REGULATORY CAPITAL REQUIREMENTS. The OTS capital requirements consist of a "tangible capital requirement," a "leverage capital requirement" and a "risk-based capital requirement." The OTS is also authorized to impose capital requirements in excess of those standards on individual institutions on a case-by-case basis.

        Under the tangible capital requirement, a savings association must maintain tangible capital in an amount equal to at least 1.5% of adjusted total assets. Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), plus a specified amount of purchased mortgage servicing rights.

        Under the leverage capital requirement adopted by the OTS, savings associations must maintain "core capital" in an amount equal to at least 3% of adjusted total assets. Core capital is defined as common shareholders' equity (including retained earnings), non-cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, plus purchased mortgage servicing rights valued at the lower of 90% of fair market value, 90% of original cost or the current amortized book value as determined under GAAP, and "qualifying supervisory goodwill," less non-qualifying intangible assets. At June 30, 1998, the Association's ratio of core capital to total adjusted assets was 9.6%.

        Under the risk-based capital requirement, a savings association must maintain total capital (which is defined as core capital plus supplementary capital) equal to at least 8.0% of risk-weighted assets. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors, which range from 0% for cash and securities issued by the United States Government or its agencies to 100% for repossessed assets or loans more than 90 days past due. Qualifying one- to four-family residential real estate loans and qualifying multi-family residential real estate loans (note more than 90 days delinquent and having an 80% or lower loan-to-value ratio), which at June 30, 1998, represented 72.4% of the total loans receivable, are weighted at a 50% risk factor. Supplementary capital may include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and general allowances for loan losses. The allowance for loan losses includable in supplementary capital is limited to 1.25% of risk-weighted assets. Supplementary capital is limited to 100% of core capital.

        Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. However, in calculating regulatory capital, institutions can add back unrealized losses and deduct unrealized gains net of taxes, on debt securities reported as a separate component of GAAP capital.

        The OTS regulations establish special capitalization requirements for savings associations that own service corporations and other subsidiaries, including subsidiary savings associations. According to these regulations, certain subsidiaries are consolidated for capital purposes and others are excluded from assets and capital. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks, engaged solely in mortgage-banking activities, or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership, including the assets of includable subsidiaries in which the association has a minority interest that is not consolidated for GAAP purposes. For excludable subsidiaries, the debt and equity investments in such subsidiaries are deducted from assets and capital. At June 30, 1998, the Association had no investments subject to a deduction from tangible capital.

        The OTS amended its risk-based capital requirements that would require institutions with an "above normal" level of interest rate risk to maintain additional capital. A savings association is considered to have a "normal" level of interest rate risk if the decline in the market value of its portfolio equity after an immediate 200 basis point increase or decrease in market interest rates (whichever leads to the greater decline) is less than two percent of the current estimated market value of its assets. The market value of portfolio equity is defined as the net present value of expected cash inflows and outflows from an association's assets, liabilities and off-balance sheet items. The amount of additional capital that an institution with an above normal interest rate risk is required to maintain (the "interest rate risk component") equals one-half of the dollar amount by which its measured interest rate risk exceeds the normal level of interest rate risk. The interest rate risk component is in addition to the capital otherwise required to satisfy the risk-based capital requirement. Implementation of this component has been postponed by the OTS. The final rule was to be effective as of January 1, 1994, subject however to a three quarter lag time in implementation. However, in October 1994, the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS published an appeals process. On August 21, 1995, the OTS released Thrift Bulletin 67, which established (i) an appeals process to handle "requests for adjustments" to the interest rate risk component and (ii) a process by which "well-capitalized" institutions may obtain authorization to use their own interest rate risk model to determine their interest rate risk component. The Director of the OTS indicated, concurrent with the release of Thrift Bulletin 67, that the OTS will continue to delay the implementation of the capital deduction for interest rate risk pending the testing of the appeals process set forth in Thrift Bulletin 67.

        Effective November 28, 1994, the OTS revised its interim policy issued in August 1993 under which savings institutions computed their regulatory capital in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the revised OTS policy, savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

        At June 30, 1998, the Association exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 9.6%, 9.6% and 17.3%, respectively. See Note 16 to the Notes to Consolidated Financial Statements included elsewhere herein.

        The OTS and the FDIC generally are authorized to take enforcement action against a savings association that fails to meet its capital requirements, which action may include restrictions on operations and banking activities, the imposition of a capital directive, a cease-and-desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution. In addition, under current regulatory policy, an association that fails to meet its capital requirements is prohibited from paying any dividends.

        PROMPT CORRECTIVE ACTION. Under the prompt corrective action regulations of the OTS, an institution is deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

        An institution generally must file a written capital restoration plan which meets specified requirements with its appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

        At June 30, 1998, the Association was in the "well capitalized" category for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

        SAFETY AND SOUNDNESS GUIDELINES. The OTS and the other federal bank regulatory agencies have established guidelines for safety and soundness, addressing operational and managerial standards, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions. The Association believes that it is in compliance with these guidelines and standards.

        LIQUIDITY REQUIREMENTS. All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. For the month ended June 30, 1998, the Association's liquidity ratio was 8.5%.

        CAPITAL DISTRIBUTIONS. OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. Generally, the regulations create a safe harbor for specified levels of capital distributions from institutions meeting at least their minimum capital requirements, so long as such institutions notify the OTS and receive no objection to the distribution from the OTS. Savings institutions and distributions that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

        Generally, a savings institution that before and after the proposed distribution meets or exceeds its fully phased-in capital requirements (Tier 1 institutions) may make capital distributions during any calendar year equal to the higher of (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year or (ii) 75% of net income over the most recent four-quarter period. The "surplus capital ratio" is defined to mean the percentage by which the institution's tangible, core or risk-based capital ratio exceeds its tangible, core or risk-based capital requirement. Failure to meet minimum capital requirements will result in further restrictions on capital distributions, including possible prohibition without explicit OTS approval. See "-Regulatory Capital Requirements."

        In order to make distributions under these safe harbors, Tier 1 and Tier 2 institutions must submit 30 days written notice to the OTS prior to making the distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. In addition, a Tier 1 institution deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 institution as a result of such a determination. At June 30, 1998, the Association was a Tier 1 institution for purposes of this regulation.

        BRANCHING BY FEDERAL SAVINGS INSTITUTIONS. OTS policy permits interstate branching to the full extent permitted by statute (which is essentially unlimited). Generally, federal law prohibits federal savings institutions from establishing, retaining or operating a branch outside the state in which the federal institution has its home office unless the institution meets the IRS' domestic building and loan test (generally, 60% of a thrift's assets must be housing-related) ("IRS Test"). The IRS Test requirement does not apply if: (i) the branch(es) result(s) from an emergency acquisition of a troubled savings institution (however, if the troubled savings institution is acquired by a bank holding company, does not have its home office in the state of the bank holding company bank subsidiary and does not qualify under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the savings institution is located); (ii) the law of the state where the branch would be located would permit the branch to be established if the federal savings institution were chartered by the state in which its home office is located; or (iii) the branch was operated lawfully as a branch under state law prior to the savings institution's conversion to a federal charter.

        Furthermore, the OTS will evaluate a branching applicant's record of compliance with the Community Reinvestment Act of 1977 ("CRA"). An unsatisfactory CRA record may be the basis for denial of a branching application.

        COMMUNITY REINVESTMENT ACT AND THE FAIR LENDING LAWS. Savings institutions have a responsibility under the CRA and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.

        QUALIFIED THRIFT LENDER TEST. All savings institutions are required to meet a QTL test to avoid certain restrictions on their operations. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Code or by meeting the second prong of the QTL test set forth in Section 10(m) of the HOLA. A savings institution that does not meet the QTL test must either convert to a bank

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

charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any new advances from its FHLB, other than special liquidity advances with the approval of the OTS; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the savings institution ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

        Currently, the portion of the QTL test that is based on Section 10(m) of the HOLA rather than the Code requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. Assets that qualify without limit for inclusion as part of the 65% requirement are loans made to purchase, refinance, construct, improve or repair domestic residential housing and manufactured housing; home equity loans; mortgage-backed securities (where the mortgages are secured by domestic residential housing or manufactured housing); stock issued by the FHLB of Atlanta; and direct or indirect obligations of the FDIC. In a recent amendment to the QTL, small business loans, credit card loans, student loans and loans for personal, family and household purposes were allowed to be included without limitation as qualified investments. In addition, the following assets, among others, may be included in meeting the test subject to an overall limit of 20% of the savings institution's portfolio assets: 50% of residential mortgage loans originated and sold within 90 days of origination; 100% of consumer and educational loans (limited to 10% of total portfolio assets); and stock issued by the FHLMC or the FNMA. Portfolio assets consist of total assets minus the sum of (i) goodwill and other intangible assets, (ii) property used by the savings institution to conduct its business, and (iii) liquid assets up to 20% of the institution's total assets. At June 30, 1998, the qualified thrift investments of the Association were approximately 76.7% of its portfolio assets.

        FEDERAL HOME LOAN BANK SYSTEM. The Association is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs that administers the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (I.E., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. At June 30, 1998, the Association had $75.6 million of FHLB advances. See Note 11 to Notes to Consolidated Financial Statements.

        As a member, the Association is required to purchase and maintain stock in the FHLB of Atlanta in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At June 30, 1998, the Association had $3.9 million in FHLB stock, which was in compliance with this requirement.

        The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future. The dividend yield on the Association's FHLB stock was 7.25% for the fiscal years ended December 31, 1997 and 1996 and for the six months ended June 30, 1998.

        FEDERAL RESERVE SYSTEM. Federal Reserve Board regulations require all depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At June 30, 1998, the Association was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS.

        Savings associations are authorized to borrow from a Federal Reserve Bank "discount window," but Federal Reserve Board regulations require savings associations to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from a Federal Reserve Bank.

        THRIFT CHARTER. Congress has been considering legislation in various forms that would require federal thrifts, such as the Association, to convert their charters to national or state bank charters. Recent legislation required the Treasury Department to prepare for Congress a comprehensive study on the development of a common charter for federal savings institutions and commercial banks; and, in the event that the thrift charter was eliminated by January 1, 1999, would require the merger of the BIF and the SAIF into a single Deposit Insurance Fund on that date. The current form of legislation adopted by the U.S. House of Representatives does not provide for the elimination of the federal thrift charter or OTS, but does provide that unitary savings and loan holding companies which were established or applied for after March 31, 1998 would not have the ability to engage in unlimited activities but would be subject to the activities restrictions applicable to multiple savings and loan holding companies. Unitary holding companies which were established or applied for before such date would be grandfathered and could continue to engage in unlimited activities and could transfer the grandfather rights to acquirors of the holding company. The Senate version of this legislation is substantially similar but would provide a grandfathering date of September 3, 1998. The Association cannot determine whether, such legislation may eventually be enacted, and if enacted, the final form thereof. As a consequence, there can be no assurance that any legislation that is enacted would not adversely affect the Association and its parent holding company.

                                    TAXATION

FEDERAL TAXATION

        For federal income tax purposes, the Mid-Tier Holding Company files a consolidated federal income tax return with the Association on a fiscal year basis. Since the MHC owns less than 80% of the outstanding Common Stock of the Mid-Tier Holding Company, the MHC is not permitted to file a consolidated federal income tax return with the Mid-Tier Holding Company. Because the MHC has nominal assets other than the stock of the Mid-Tier Holding Company, it has no material federal income tax liability.

        On May 13, 1997, permission was received from the IRS to change the accounting period, for federal income tax purposes, from September 30 to December 31, effective December 31, 1996.

        The Mid-Tier Holding Company, the MHC and the Association are subject to the rules of federal income taxation generally applicable to corporations under the Code. Most corporations are not permitted to make deductible additions to bad debt reserves under the Code. However, prior to the effective date of legislation passed in 1996, savings and loan associations and savings associations such as the Association, which met certain tests prescribed by the Internal Revenue Service may have benefitted from favorable provisions provided for in Section 593 of the Code regarding deductions for taxable income for annual additions to the bad debt reserve.

        During 1996, effective for years beginning after December 31, 1995, legislation was passed that repealed Section 593 of the Code. Section 593 allowed thrift institutions, including the Association, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six year period beginning in 1996. The excess reserve as of December 31, 1996 was approximately $685,000. The same legislation forgave the tax liability on pre-1987 accumulated bad debt reserves which would have penalized any thrift choosing to adopt a bank charter because the tax would have become due and payable. The unrecorded potential liability that was forgiven approximated $4.4 million. See Note 12 to the Notes to Consolidated Financial Statements set forth elsewhere herein.

        Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the financial statements. In February 1992, the FASB issued SFAS 109, "Accounting for Income Taxes " ("SFAS 109"). SFAS 109 was implemented by the Company retroactively, effective October 1, 1993. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws.

        The Mid-Tier Holding Company is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Mid-Tier Holding Company's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the interest on certain tax-exempt bonds issued after August 7, 1986. In addition. for purposes of the alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

        The Association was audited by IRS for the tax year 1990 during fiscal year 1994. Based upon the audit, the Association received a "no-change" letter from the IRS. The Mid-Tier Holding Company has not been audited by the IRS. See Notes 1 and 12 to the Notes to Consolidated Financial Statements set forth elsewhere herein.


STATE TAXATION

        Under the laws of the State of Florida, the Mid-Tier Holding Company and its subsidiary are generally subject to 5.5% tax on net income. The tax may be reduced by a credit of up to 65% of the tax due as a result of certain intangible taxes. The tax is deductible by the Mid-Tier Holding Company in determining its federal income tax liability. The Mid-Tier Holding Company has not been audited by the State of Florida.

                                   MANAGEMENT

MANAGEMENT OF THE COMPANY

        The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the shareholders of the Company for staggered three year terms, or until their successors are elected and qualified. The following table sets forth certain information regarding the directors of the Company, all of whom are also directors of the Association.



                                             Position with the Association and Principal                            Year
                                                       Occupation During the                      Director          Term
Name                             Age (1)                  Past Five Years                         Since (2)        Expires
----                             -------             -------------------------                    --------         -------
Forest C. Beaty, Jr.              69        Director; Retired; Consultant; majority                 1977            2001
                                            shareholder of FMS, Inc., a holding company
                                            (based in Lake Park, Florida) which owns retail
                                            clothing stores.

Frederick A. Teed                 70        Chairman; Retired; previously President and             1964            2001
                                            Chief Executive Officer of the
                                            Association from 1983 to 1993.


James B. Pittard, Jr.             52        Director, President and Chief Executive Officer;        1993            1999
                                            President and Chief Executive Officer of the
                                            Association since 1993; from 1982 to 1993
                                            served as Senior Vice President and Treasurer of
                                            the Association.

Robert F. Cromwell                79        Director; Chairman Emeritus of the Association;         1955            1999
                                            Retired; served as Chairman of the Board of the
                                            Association from 1983 to 1993.

Karl D. Griffin                   69        Director; Secretary Emeritus of the Association;        1955            2000
                                            President of Kirklington Park, Inc.,
                                            a commercial real estate leasing
                                            company located in Riviera Beach,
                                            Florida; President of Smith &
                                            Yetter, Inc. from 1961 until 1994.

Harold I. Stevenson, CPA          62        Director; from 1987 through 1993, served as             1987            2000
                                            President of Harold I. Stevenson,
                                            CPA, PA; since 1994, self-employed,
                                            Palm Beach Gardens, Florida and
                                            Rising Fawn, Georgia.

---------------------------
(1) Age as of June 30, 1998
(2) Includes period served as director of the Association.

        Directors of the Company initially will not be compensated by the Company but will continue to serve as directors of and be compensated by the Association. It is not anticipated that separate compensation will be paid to directors of the Company until such time as such persons devote significant time to the separate management of the Company's affairs, which is not expected to occur until the Company becomes actively engaged in additional businesses other than holding the stock of the Association. The Company may determine that such compensation is appropriate in the future.

        The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

MANAGEMENT OF THE MID-TIER HOLDING COMPANY AND THE ASSOCIATION

        The directors and executive officers of the Mid-Tier Holding Company and the Association are the same as the directors and executive officers of the Company. Information concerning the names, ages, principal occupations during the past five years and term of office of the directors and executive officers of the Mid-Tier Holding Company and the Association is set forth under "Management of the Company " and "Executive Officers who are not Directors."

BENEFICIAL OWNERSHIP OF THE MID-TIER HOLDING COMPANY COMMON STOCK

        The following tables sets forth information as to the Mid-Tier Holding Company Common Stock beneficially owned as of September 30, 1998 by (i) the only persons or entities known to the Association to be the beneficial owners of more than 5% of the Mid-Tier Holding Company's Common Stock, (ii) each director of the Mid-Tier Holding Company and the Association, and (iii) all directors and executive officers of the Mid-Tier Holding Company and the Association as a group.

                                                 Amount and Nature of Beneficial
           Name of Beneficial Owner or                  Ownership as of                    Percent of
           Number of Persons in Group            September 30, 1998 (1)(2)(3)(4)          Common Stock
           --------------------------            -------------------------------          ------------
ComFed, M. H. C.
660 U.S. Highway One
North Palm Beach, Florida 33408                          2,620,144                           51.34%
Community Savings, F. A.
Employee Stock Ownership Plan
660 U.S. Highway One
North Palm Beach, Florida 33408                            179,569(5)                         3.52

Directors:
Frederick A. Teed                                           18,860                               *
James B. Pittard, Jr.                                       17,335(6)                            *
Forest C. Beaty, Jr.                                        19,085(7)                            *
Robert F. Cromwell                                          20,860                               *
Karl D. Griffin                                             18,760(8)                            *
Harold I. Stevenson, CPA                                    18,060(9)                            *
Executive officers:
Larry J. Baker, CPA                                         14,191(10)                           *
Cecil F. Howard, Jr.                                         5,996(11)                           *
Feriel G. Hughes                                                --                               *
Mary L. Kaminske                                            12,218(12)                           *
Michael E. Reinhardt                                        12,615(13)                           *
All directors and
 executive officers as a
 group (11 persons)                                        157,980(14)                           *

-----------------

*    Represents less than 1% of the outstanding Common Stock.

------------------
(1) Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals and entities. Under regulations promulgated pursuant to the Exchange Act, shares of Common Stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

--------------------
(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Common Stock which may be acquired within 60 days of July 31, 1998 pursuant to the exercise of outstanding stock options. Shares of Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group.

(3)  Includes amounts totaling 4,750, 4,440, 4,750, 4,750, 4,750, 4,750, 4,100,
     1,000, 5,750 and 5,700 shares awarded pursuant to the 1995 Recognition Plan granted to Messrs. Teed, Pittard, Beaty, Cromwell, Griffin, Stevenson, Baker, Howard and Reinhardt and Ms. Kaminske, respectively. Such shares may be voted by such persons although not all of such shares have vested and been distributed. The awards vest at the rate of 20% per year from the date of grant (January 1995 except with respect to Mr. Howard whose grant was made in January 1997).

(4)  Includes shares totaling 7,110, 11,360, 7,110, 7,110, 7,110, 7,110, 6,000,
     1,500, 4,620 and 4,560 which may be acquired upon the exercise of options exercisable within 60 days of July 31, 1998 granted to Messrs. Teed, Pittard, Beaty, Cromwell, Griffin, Stevenson, Baker, Howard, Reinhardt and Ms. Kaminske, respectively, pursuant to the 1995 Stock Option Plan.

(5) Does not include 8,259 shares allocated to or deemed beneficially owned by the executive officers listed below, which shares are reflected in such individuals' beneficial ownership.

(6) Includes 668 shares allocated to Mr. Pittard's wife, a former employee of the Association, pursuant to the Association's ESOP, 56 shares owned by Mr. Pittard's children and 792 shares allocated to Mr. Pittard pursuant to the ESOP.

(7)  Includes 4,560 shares owned jointly with Mr. Beaty's wife.

(8) Includes 3,500 shares owned jointly with Mr. Griffin's wife and 1,700 shares owned by Mr. Griffin's wife.

(9)  Includes 2,500 shares owned by Mr. Stevenson's wife.

(10) Includes 1,678 shares allocated to Mr. Baker pursuant to the ESOP.

(11) Includes 2,354 shares allocated to Mr. Howard pursuant to the ESOP and 96 shares owned by Mr. Howard's wife through her IRA.

(12) Includes 3,810 shares owned jointly with Ms. Kaminske's husband (of which 3,140 of such shares are included in the shares granted to Ms. Kaminske pursuant to the RRP as noted above) and 1,288 shares allocated to her pursuant to the ESOP.

(13) Includes 4,216 shares owned jointly with Mr. Reinhardt's wife (of which 3,450 of such shares are included in the shares granted to Mr. Reinhardt pursuant to the RRP as noted above) and 1,479 shares allocated to Mr. Reinhardt pursuant to the ESOP.

(14) Includes 19,760 shares held by the 1995 Recognition Plan, which may be voted by directors and executive officers pending vesting and distribution, 8,259 shares allocated to executive officers pursuant to the ESOP and 63,590 shares which may be acquired by directors and executive officers upon the exercise of stock options exercisable within 60 days of the Voting Record Date.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARDS OF THE MID-TIER HOLDING COMPANY AND ASSOCIATION

        The business of the Mid-Tier Holding Company's Board of Directors is conducted through meetings and activities of the Board and its committees. Regular meetings of the Board of Directors of the Mid-Tier Holding Company are held on a monthly basis and special meetings of the Board of Directors of the Mid-Tier Holding Company are held from time-to-time as needed. There were only six meetings of the Board of Directors of the Mid-Tier Holding Company held during fiscal 1997 since the Mid-Tier Holding Company was not organized until August 1997. No director attended fewer than 75% of the total number of meetings of the Board of Directors of the Mid-Tier Holding Company held during fiscal 1997 and the total number of meetings held by all committees of the Board on which the director served during such year.

        The Board of Directors of the Mid-Tier Holding Company has established various committees, including Nominating, Stock Benefits and Audit Committees.

        The Audit Committee reviews the records and affairs of the Mid-Tier Holding Company to determine its financial condition, reviews with management and the independent auditors the systems of internal control, and monitors the Mid-Tier Holding Company's adherence in accounting and financial reporting to generally accepted accounting principles. Currently, all directors except President Pittard serve as members of this Committee. The Audit Committee met one time during fiscal 1997.

        The Stock Benefits Committee consists of the non-employee directors of the Mid-Tier Holding Company and is chaired by Mr. Stevenson. The Stock Benefits Committee has exclusive responsibility and authority to control and manage the operation and administration of the Association's Employee Stock Ownership Plan ("ESOP"), including the interpretation and application of its provisions, except to the extent such responsibility and authority are otherwise specifically allocated. In addition, the Committee has exclusive responsibility regarding decisions concerning the payment of benefits under the ESOP. The Stock Benefits Committee also has exclusive responsibility for determining the award of options to employees under the 1995 Option Plan and restricted stock awards to employees under the 1995 Recognition Plan, and are responsible for administration of such plans. The Stock Benefits Committee met 15 times during fiscal 1997.

        In accordance with the Mid-Tier Holding Company's Bylaws, the Board of Directors acts as the Nominating Committee. The Board did not meet in such capacity in fiscal 1997 but met subsequent to December 31, 1997 to nominate the persons elected as directors at the annual meeting of shareholders held in April 1998.

        The Board of Directors of the Association met 15 times during fiscal 1997. In addition, the Board of Directors of the Association has established various committees including a Compensation Committee. The Compensation Committee of the Association meets monthly to review the performance of employees (other than officers) and determines compensation programs and adjustments. The entire Board of Directors ratifies the recommendations of the Compensation Committee with respect to officers other than Mr. Pittard (who is a member of the Committee) and whose compensation is established by the Board. The Compensation Committee during fiscal 1997 was comprised of Larry J. Baker, Elizabeth A. DeLosh, Cecil F. Howard, Jr., Feriel G. Hughes, Mary L. Kaminske, James B. Pittard, Jr., Michael E. Reinhardt and Jane H. Ryder. The Compensation Committee met 15 times during fiscal 1997.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

        The following table sets forth certain information with respect to the executive officers of the Mid-Tier Holding Company and the Association who are not directors.


        Name                       Age (1)                                         Positions(s)
Larry J. Baker, CPA                  58           Senior Vice President, Chief Financial Officer, Treasurer and Director of the
                                                  Association's Finance Division
Cecil F. Howard, Jr.                 60           Senior Vice President and Director of the Association's Lending Division
Feriel G. Hughes                     49           Senior Vice President and Director of the Association's Human Resources,
                                                  Marketing and Training Division
Mary L. Kaminske                     60           Senior Vice President and Director of the Association's Operations Division
Michael E. Reinhardt                 52           Senior Vice President and Director of the Association's Properties and Insurance
                                                  Division

--------------
(1) As of June 30, 1998.

        Set forth below is a brief description of the background for at least the last five years of each executive officer of the Mid-Tier Holding Company and the Association who is not a director of the Mid-Tier Holding Company.

        LARRY J. BAKER, CPA is Senior Vice President, Chief Financial Officer and Treasurer of the Mid-Tier Holding Company and the Association and Director of the Finance Division of the Association. Mr. Baker has been employed by the Association since 1982 and has served as Senior Vice President since 1995, and Treasurer of the Association since 1993. Mr. Baker has served in various other positions with the Association including Controller from 1982 until 1996 and Vice President from 1987 to 1994.

        CECIL F. HOWARD, JR. is Senior Vice President of the Mid-Tier Holding Company and the Association and has been Director of the Lending Division and Chief Lending Officer of the Association since 1987 (except for the period from October 1994 until January 1995 during which time he served as President of First Federal Savings and Loan Association of Florida, Lakeland, Florida).

        FERIEL G. HUGHES is Senior Vice President of the Mid-Tier Holding Company and the Association and Director of the Human Resources, Marketing and Training Division of the Association. Ms. Hughes joined the Association in March 1997. She previously served as a sales consultant with the national firm of Schneider Sales Management, from February 1995 to March 1997, Human Resources Director of Brooklyn Bow International, Riviera Beach, Florida, from October 1994 to September 1996 and as Director of Sales and Marketing of Flagler National Bank, West Palm Beach, Florida from August 1986 until March 1994.

        MARY L. KAMINSKE is Senior Vice President of the Mid-Tier Holding Company and the Association and Director of the Operations Division of the Association which includes oversight of the Association's branch office network. Ms. Kaminske has been employed by the Association since 1969 in various positions including serving as Vice President from 1987 until 1996.

        MICHAEL E. REINHARDT is Senior Vice President of the Mid-Tier Holding Company and the Association and Director of the Properties and Insurance Division of the Association. Mr. Reinhardt was first employed by the Association in 1973 serving in various positions, including as Vice President from 1987 to 1996 and as Senior Vice President since January 1997.

SUMMARY COMPENSATION TABLE

        The following table sets forth a summary of certain information concerning the compensation awarded to or paid by the Association for services rendered in all capacities during the past three years to the Chief Executive Officer and the two other officers of the Association and its subsidiaries whose compensation (salary and bonus) during the fiscal year ended December 31, 1997 exceeded $100,000. The Association changed its fiscal year from September 30 to December 31 subsequent to September 30, 1996. Accordingly, amounts for fiscal 1996 and 1995 have been restated to be consistent with fiscal 1997. Said officers, who also serve as executive officers of the Mid-Tier Holding Company, do not receive separate compensation from the Company.


                                                      Annual Compensation                          Long Term Compensation
                                          -------------------------------------------   --------------------------------------------
                                                                           Other                    Awards
              Name and                    Fiscal                           Annual       -------------------------       All Other
         Principal Position                Year     Salary    Bonus   Compensation(1)   Stock Grants(2)   Options    Compensation(3)
         ------------------               ------    ------    -----   ---------------   ---------------   -------    ---------------
James B. Pittard, Jr.                      1997    $205,754   $ --         $10,500          $    --           --         $28,020
 President and Chief                       1996     194,334     --          10,500               --           --          21,360
 Executive Officer                         1995     150,520     --           9,450           82,325       35,600          15,793

Larry J. Baker                             1997    $100,596   $ --         $    --          $    --           --         $17,149
 Senior Vice President,                    1996      94,860     --              --               --           --          12,988
 Chief Financial Officer and Treasurer     1995      87,731     --              --           45,613       10,000           9,515
 and Director of the Finance Division

Cecil F. Howard, Jr.                       1997    $144,131   $ --         $    --          $19,016        7,500         $24,752
 Senior Vice President and Chief           1996     133,579     --              --               --           --          18,748
 Lending Officer and                       1995     125,291     --              --               --                       12,572
 Director of the Lending
 Division

----------------
(1) Includes director fees paid for attendance at Board meetings of the Mid-Tier Holding Company and its subsidiaries. Does not include amounts attributable to miscellaneous benefits received by executive officers. In the opinion of management of the Association, the costs to the Association of providing such benefits to any individual executive officer during the year ended December 31, 1997 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(2) Represents the grant of 7,400, 4,100, and 1,000 shares of restricted Common Stock to Messrs. Pittard, Baker and Howard, respectively, pursuant to the RRP. The awards vest 20% a year from the date of grant.

(3) Includes amounts allocated during the years ended December 31, 1997, 1996 and 1995 on behalf of Messrs. Pittard, Baker and Howard pursuant to the ESOP.

DIRECTOR COMPENSATION

        BOARD FEES. During the year ended December 31, 1997, each member of the Board of Directors of the Company and its subsidiaries received a monthly meeting fee of $1,750, except Mr. Pittard who received $875 per monthly meeting.

        STOCK OPTIONS. Pursuant to the Option Plan each non-employee director of the Association was granted in January 1995 compensatory stock options to purchase 11,850 shares of Common Stock. Each new non-employee director will receive an option to purchase 200 shares of Common Stock upon election to the Board, to the extent shares are available in the Option Plan. Options granted to non-employee directors vest at the rate of 20% per year from the date of grant.

        RESTRICTED STOCK AWARDS. Pursuant to the RRP, each non-employee director of the Association was granted 4,750 shares of restricted stock. Each new non-employee director will receive an award of 100 shares of Common Stock upon election to the Board, to the extent shares are available in the RRP. The restricted stock granted pursuant to the RRP vests at the rate of 20% per year from the date of grant.

EXISTING STOCK OPTIONS

        In addition to options covering 59,250 shares granted to non-employee directors as described above, stock options covering 178,200 shares of Association Common Stock have been granted to officers and employees of the Association at exercise prices ranging from $11.125 per share to $19.016 per share pursuant to the 1995 Stock Option Plan. A total of 237,986 shares were originally reserved for issuance pursuant to the 1995 Stock Option Plan.

        The following table sets forth certain information concerning exercises of stock options granted pursuant to the 1995 Stock Option Plan by the named executive officers during the fiscal year ended December 31, 1997 and options held at December 31, 1997.

                                                         Number of Unexercised Options at    Value of Unexercised In the Money
                                                                     Year End                  Options at Fiscal Year End(1)
                                                        ----------------------------------   ---------------------------------
                              Shares
                           Acquired on       Value
Name                         Exercise      Realized      Exercisable       Unexercisable      Exercisable      Unexercisable
----------------------     -----------    ----------    -------------     ----------------   -------------    ----------------
James B. Pittard, Jr.         4,800        $96,000          9,440              21,360           $228,920         $517,980
Cecil F. Howard, Jr.             --        $    --             --               7,500           $     --         $122,693
Larry J. Baker                   --        $    --          4,000               6,000           $ 97,000         $145,500

(1)  Based on a per share market price of $35.375 at December 31, 1997.

        The following table discloses the total options granted to the one executive officer receiving options during the year ended December 31, 1997.

                               Number of            % of Total
                                Options         Options Granted to       Exercise         Expiration        Fair Value of
           Name                 Granted            Employees (1)         Price (2)           Date             Option (s)
-----------------------    --------------     --------------------   -------------     --------------    ------------------
     Cecil F. Howard             7,500                 100%              $19.016          1/18/2007            $39,375

---------------
(1) Percentage of options granted to all employees and directors during fiscal 1997.
(2) The exercise price was based on the closing market price of a share of the Association's common stock on the date of grant, which grant occurred prior to consummation of the Reorganization.

-----------------
(3) The fair value of the options granted was estimated using the Binary Option Pricing Model. Under such analysis, the interest rate was assumed to be 6.37%, the expected life of the options to be five years, the expected volatility to be 15.36% and the dividend yield to be $2.67 per share.

DEFINED BENEFIT PLAN

        The Association maintains a noncontributory defined benefit plan ("Retirement Plan"). All employees age 21 or older who have worked at the Association for a period of one year and been credited with 1,000 or more hours of employment with the Association during the year are eligible to accrue benefits under the Retirement Plan. The Association annually contributes an amount to the Retirement Plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        At the normal retirement age of 65 (or completion of 30 years of service with the Association, if earlier), the plan is designed to provide a life annuity. The retirement benefit provided is an amount equal to 1.75% of a participant's average monthly compensation based on the average of the three consecutive years during the last 10 calendar years of employment which provides the highest monthly average compensation multiplied by the participant's years of credited service (not to exceed 35 years) to the normal retirement date. Retirement benefits are also payable upon retirement due to early and late retirement. A reduced benefit is payable upon early retirement at or after age 55 and the completion of fifteen years of service with the Association. Benefits are also paid from the Retirement Plan upon a Participant's disability or death. Upon termination of employment other than as specified above, a participant who was employed by the Association for a minimum of two years is eligible to receive his or her accrued benefit reduced for early retirement or a deferred retirement benefit commencing on such participant's normal retirement date. Benefits are payable in various annuity forms as well as in the form of a single lump sum payment.

        The following table sets forth estimated annual benefits payable upon retirement at age 65 to the named executive officers under the Association's Retirement Plan based upon various levels of compensation and years of service.


      Final Average
      Compensation                                    Years of Benefit Service at Retirement
-------------------------     ----------------------------------------------------------------------------------
                                 15                20                 25                  30                35
                              -------           -------            -------             -------           -------
     $    25,000              $ 6,563           $ 8,750            $10,938             $13,125           $15,313
          50,000               13,125            17,500             21,875              26,250            30,625
          75,000               19,688            26,250             32,813              39,375            45,938
         100,000               26,250            35,000             43,750              52,500            61,250
         125,000               32,813            43,750             54,688              65,625            76,563
         150,000               39,375            52,500             65,625              78,750            91,875
         and above

        The maximum annual compensation which may be taken into account under the Internal Revenue Code (as adjusted from time to time by the IRS for calculating contributions under qualified defined benefit plans after December 31, 1997 is $160,000 and the maximum annual benefit permitted under such plans is $130,000.

        At December 31, 1997, Messrs. Pittard, Howard and Baker had 16, 10 and 15 years of credited service, respectively, under the Retirement Plan.

EMPLOYEE STOCK OWNERSHIP PLAN

        The Association has established an ESOP for employees age 21 or older who have at least one year of credited service with the Association. The ESOP is funded by the Association's contributions made in cash. Benefits may be paid either in shares of Common Stock or, to the extent permitted, in cash.

        In October 1994, the ESOP borrowed $2.8 million from an unaffiliated lender to purchase 190,388 shares of Association Common Stock in the open market (which was deemed exchanged for Mid-Tier Holding Company Common Stock as a result of the Mid-Tier Reorganization). The Association makes scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which has a maturity of seven years. Subsequent to December 31, 1997, the Mid-Tier Holding Company loaned sufficient funds to the ESOP to permit the ESOP to repay the loan to the unaffiliated lender. The terms of the loan to ESOP from the Mid-Tier Holding Company are substantially identical to those of the loan from the unaffiliated lender. The Association may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of Mid-Tier Holding Company Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by the Mid-Tier Holding Company or upon the sale of treasury shares by the Mid-Tier Holding Company. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Association. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

        Shares purchased by the ESOP with the proceeds of the loan are held in a loan suspense account and released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of compensation. Forfeitures will be reallocated among remaining participating employees and may reduce any amount the Association might otherwise have contributed to the ESOP. Benefits generally vest at the rate of 20% per year beginning in the second year of participation until the participant becomes 100% vested after six years of credited service. Benefits may be payable upon retirement, early retirement, disability or separation from service. The Association's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

        The Stock Benefits Committee of the Board administers the ESOP and an unaffiliated financial institution has been appointed to act as trustee of the related trust. The Stock Benefits Committee may instruct the trustee regarding investment of funds contributed to the ESOP. Under the ESOP, the trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP will be voted by the ESOP trustee after considering the recommendation of the Stock Benefits Committee.

        The ESOP is subject to the requirements of ERISA and the regulations of the IRS and the Department of Labor thereunder.

        As part of the Conversion, the ESOP plans to borrow funds from the Company and use the funds to purchase up to 8% of the Conversion Stock sold in the Offerings. Collateral from the loan will be the Common Stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Association's contributions to the ESOP over a period of at least 15 years. The interest rate will be at the prime rate. Shares purchased by the ESOP will be held in a loan expense account and released on a pro rata basis as debt service payments are made.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

        The Association maintains a non-qualified supplemental executive retirement plan ("SERP") for certain executives of the Association (including Messrs. Pittard, Baker and Howard) to compensate those executives participating in the Association's Retirement Plan whose benefits are limited by Section 415 or Section 401(a)(17) of the Internal Revenue Code. As of December 31, 1997, there were four executive officers participating in the SERP.

The SERP provides the designated executives with retirement benefits generally equal to the difference between (i) seventy-five percent (75%) of the executive's compensation and (ii) the sum of the executive's retirement benefit under the Association's Retirement Plan and the executive's social security benefits. Benefits under the SERP vest on normal retirement age (age 65). If an executive remains employed with the Association after normal retirement age, the executive will receive retirement benefits, actuarially adjusted to reflect the executive's later retirement. Retirement benefits will be payable to the executive in the form of a quarterly benefit for fifteen consecutive years. Death benefits are payable to an executive's beneficiary only if the executive survives to retirement from the Association. Benefits will be paid to the beneficiary until the executive and the beneficiary have received a total of sixty quarterly payments.

        The SERP is considered an unfunded plan for tax and ERISA purposes. All obligations arising under the SERP are payable from the general assets of the Association. However, the Association has chosen to purchase life insurance contracts to ensure that sufficient assets will be available to pay the benefits under the SERP.

        The benefits paid under the SERP supplement the benefits paid by the Retirement Plan. The following table indicates the expected aggregate annual retirement benefit payable from the SERP to SERP participants, expressed in the form of a single-life annuity for the final average salary and years of service specified below.

   Final Average
    Compensation                      Years of Service and Benefit Payable at Retirement
----------------------     --------------------------------------------------------------------------
                               15                20               25               30           35
                               ---               ---              ---              ---          ---
       $100,000            $  32,838         $  24,088        $  15,338        $   6,588     $     --
        125,000               45,026            34,088           23,151           12,213        1,276
        150,000               57,213            44,088           30,963           17,838        4,713
        175,000               75,963            62,838           49,713           36,588       23,463
        200,000               94,713            81,588           68,463           55,338       42,213
        225,000              113,463           100,338           87,213           74,088       60,963
        250,000              132,213           119,088          105,963           92,838       79,713
        275,000              150,963           137,838          124,713          111,588       98,463
        300,000              169,713           156,588          143,463          130,338      117,213

        Messrs. Pittard, Howard and Baker have 16, 10 and 15 years, respectively, of credited service under the SERP. The Association's pension cost attributable to the SERP was $54,000 for the year ended December 31, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        Executive compensation philosophy, policies, levels and programs are the responsibility of the full Board of Directors. Mr. Pittard, who serves as President and Chief Executive Officer as well as a director of the Mid-Tier Holding Company and the Association, does not participate in the Board's determination of his compensation.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL AGREEMENTS

         In connection with the Conversion, the Company and the Association
(the "Employers") intend to enter into a one-year employment agreement with James B. Pittard, Jr., President and Chief Executive Officer of the Company and the Association pursuant to which the Employers will agree to employ Mr. Pittard for a term of one year in his current positions. The agreement with Mr. Pittard initially will be at his current salary level. Mr. Pittard's compensation and expenses shall be paid by the Company and the Association in the same proportion as the time and services actually expended by him on behalf of each respective Employer. The employment agreement will be reviewed annually by the Boards of Directors of the Employers. The term of the employment agreement shall be extended daily for a successive additional one- day period unless the Company and the Association provide notice not less than 60 days prior to such date, not to extend the employment term.

The employment agreement shall be terminable with or without cause by the Employers. Mr. Pittard shall have no right to compensation or other benefits pursuant to the employment agreement for any period after voluntary termination or termination by the Employers for cause, disability, retirement or death.
In the event that (i) Mr. Pittard terminates his employment because of the Employers' failure to comply with any material provision of the employment agreement or the Employers change Mr. Pittard's title or duties or (ii) the employment agreement is terminated by the employers other than for cause, disability, retirement or death, Mr. Pittard will be entitled to a cash severance amount equal to one time his annual compensation, as defined in the agreement.

          In addition to the employment agreement, the Employer will, upon consummation of the Conversion, enter into Change in Control Agreements with seven officers including five executive officers: Messrs. Pittard, Baker, Howard and Reinhardt and Ms. Kaminske (the "Executives"). The Company and the Association are considering entering into additional Change in Control Agreements with a small number of officers. The Changes in Control Agreements will have terms of three years, which term shall be extended each year for a successive additional one-year period upon approval of the Boards of Directors unless the Executive elects, not less than 60 days prior to the annual anniversary date, not to extend the term.

          The Change in Control Agreements provide that if certain adverse actions are taken with respect to the Executive's employment following a change in control, as defined, of the Company or the Association, the Executive will be entitled to a cash severance amount equal to one time the Executive's annual compensation (except Mr. Pittard's agreement which will provide for payment equal to three times his annual compensation). In addition, the Executive will be entitled to a continuation of benefits similar to those he is receiving at the time of such termination for the remaining term of the agreement or until he obtains full-time employment with another employer. The amount of severance benefits payable under both the Change in Control Agreements and the employment agreement will be limited to that amount which will not result in any portion of such payment being deemed an excess parachute payment under Section 280G of the Code.

          A change in control is generally defined in the Change in Control Agreements to include any change in control of the Company required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 25% or more of the Company's outstanding voting securities and
(ii) a change in two-thirds of the directors of the Company during any two-year period without the approval of at least MAJORITY of the persons who were directors of the Company at the beginning of such period. If a change in control in the Company had occurred as of June 30, 1998, Messrs. Pittard, Baker, Howard and Reinhardt and Ms. Kaminske would be entitled to receive $575,000, $115,000, $140,000, $98,000, and $104,000, respectively.

INDEBTEDNESS OF MANAGEMENT

        In accordance and in compliance with applicable federal laws and regulations, the Association offers mortgage loans to its directors, officers and full-time employees for the financing of their primary residences and certain other loans. Currently, all existing loans made by the Association to its executive officers and directors and their associates were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons. It is the belief of management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

        All transactions between the Company and/or the Association and their respective executive officers, directors, holders of 10% or more of the shares of its Common Stock and affiliates thereof, are on terms no less favorable to the Company or the Association, as the case may be, than could have been obtained by it in arm's-length negotiations with unaffiliated persons. Such transactions must be approved by a majority of independent outside directors of the Company, or the Association, as the case may be, not having any interest in the transaction.

NEW STOCK BENEFIT PLANS

        STOCK OPTION PLAN. Following consummation of the Conversion, the Board of Directors of the Company intends to adopt a 1999 Stock Option Plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance. The 1999 Option Plan will provide for the grant of incentive stock options intended to comply with the requirements of
Section 422 of the Code ("incentive stock options"), non-incentive or compensatory stock options, stock appreciation rights and limited rights which will be exercisable only upon a change in control of the Company (collectively "Awards"). Awards may be granted to directors and key employees of the Company and any subsidiaries. The 1999 Stock Option Plan will be administered and interpreted by a Stock Benefits Committee of the Board of Directors. Unless sooner terminated, the Stock Option Plan shall continue in effect for a period of 10 years from the date the Stock Option Plan is adopted by the Board of Directors.

        Under the 1999 Stock Option Plan, the Stock Benefits Committee will determine which directors, officers and key employees will be granted Awards, whether options will be incentive or compensatory options, the number of shares subject to each Award, the exercise price of each option, whether options may be exercised by delivering other shares of Common Stock and when such options become exercisable. The per share exercise price of an incentive stock option must at least equal the fair market value of a share of Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% shareholders).

        At a meeting of shareholders of the Company following the Conversion, which under applicable OTS regulations may be held no earlier than six months after the completion of the Conversion, the Board of Directors intends to present the 1999 Stock Option Plan to shareholders for approval and to reserve an amount equal to 10% of the shares of Conversion Stock sold in the Offerings (or 659,036 shares based upon the issuance of 6,590,357 shares of Conversion Stock at the maximum of the Estimated Valuation Range), for issuance under the 1999 Stock Option Plan. OTS regulations provide that, in the event such plan is implemented within one year following the Conversion, no individual officer or employee of the Association may receive more than 25% of the options granted under the 1999 Stock Option Plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the 1999 Stock Option Plan. OTS regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the Common Stock as of the date of grant. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to one year, subject to extension by the Committee, following the death, disability or other termination of the optionee's employment or service as a director. However, failure to exercise incentive stock options within three months after the date on which the optionee's employment terminates may result in the loss of incentive stock option treatment.

        At the time an Award is granted pursuant to the 1999 Stock Option Plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of Common Stock. The shares reserved for issuance under the 1999 Stock Option Plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the Company on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the 1999 Stock Option Plan, the number of shares to which any Award relates and the exercise price per share under any option or stock appreciation right shall be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding. In the event the Company declares a special cash dividend or return of capital following the implementation of the 1999 Stock Option Plan in an amount per share which exceeds 10% of the fair market value of a share of Common Stock as of the date of declaration, the per share exercise price of all previously granted options which remain unexercised as of the date of such declaration shall, subject to certain limitations, be proportionately adjusted to give effect to such special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

        Under current provisions of the Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. As regards incentive stock options, an optionee who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the Company at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the Company will be entitled to a deduction in the amount of income so recognized by the optionee. Upon the exercise of a stock appreciation right, the holder will realize income for federal income tax purposes equal to the amount received by him, whether in cash, shares of stock or both, and the Company will be entitled to a deduction for federal income tax purposes in the same amount.

        It is currently expected that the 1999 Stock Option Plan will provide that no individual officer will be able to receive stock options for more than 25% of the shares available under the 1999 Stock Option Plan, or 164,759 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 32,952 shares per year based upon the maximum of the Estimated Valuation Range).

        RECOGNITION PLAN. Following consummation of the Conversion, the Board of Directors of the Company also intends to adopt a 1999 Recognition Plan for directors, officers and employees. The objective of the 1999 Recognition Plan will be to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success. The Company intends to present the 1999 Recognition Plan to shareholders for their approval at a meeting of shareholders which, pursuant to applicable OTS regulations, may be held no earlier than six months subsequent to completion of the Conversion.

        The 1999 Recognition Plan will be administered by the Stock Benefit Committee of the Board of Directors, which will have the responsibility to invest all funds contributed to the trust created for the 1999 Recognition Plan (the "Trust"). The Company will contribute sufficient funds to the Trust so that the Trust can purchase, following the receipt of shareholder approval, a number of shares equal to an aggregate of 4% of the Conversion Stock sold in the Offerings (263,614 shares, based on the sale of 6,590,357 shares at the maximum of the Estimated Valuation Range). Shares of Common Stock granted pursuant to the 1999 Recognition Plan generally will be in the form of restricted stock vesting at the rate of 20% per year over the five years following the date of grant. Certain of such awards may include performance criteria, the satisfaction of which may be required in order for the awards to vest. For accounting purposes, compensation expense in the amount of the fair market value of the Common Stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the Trust. Under the terms of the 1999 Recognition Plan, recipients of awards will be entitled to instruct the trustees of the 1999 Recognition Plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient's employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. The Board of Directors of the Company can terminate the 1999 Recognition Plan at any time, and if it does so, any shares not allocated will revert to the Company. Recipients of grants under the 1999 Recognition Plan will not be required to make any payment at the time of grant or when the underlying shares of Common Stock become vested, other than payment of withholding taxes.

        It is currently expected that the 1999 Recognition Plan will provide that no individual officer will be able to receive an award for more than 25% of the shares available under the 1999 Recognition Plan, or 65,904 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 13,181 shares per year based upon the maximum of the Estimated Valuation Range).

                          PROPOSED MANAGEMENT PURCHASES

        The following table sets forth, for each of the Company's directors and for all of the directors and executive officers as a group, (1) the number of Exchange Shares to be held upon consummation of the Conversion, based upon their beneficial ownership of Mid-Tier Holding Company Common Stock as of the date of this Prospectus, (2) the proposed purchases of Conversion Stock, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Common Stock to be held upon consummation of the Conversion, in each case assuming that 5,730,659 shares of Conversion Stock are sold, which is the midpoint of the Estimated Valuation Range.


                                                               Proposed Purchase of             Total Common Stock
                                                                 Conversion Stock                   to be Held
                                                        ---------------------------------  ----------------------------
                                     Number of
                                 Exchange Shares to                            Number          Number        Percentage
             Name                 be Held(1)(2)(3)         Amount            of Shares       of Shares        of Total
----------------------------   ---------------------    -----------        --------------  ------------     -----------
Frederick A. Teed                      25,163            $ 10,000              1,000           26,163             .24%
James B. Pittard, Jr                   12,796              50,000              5,000           17,796             .16
Forest C. Beaty, Jr                    25,645              15,000              1,500           27,145             .25
Robert F. Cromwell                     29,447              20,000              2,000           31,447             .28
Karl D. Griffin                        24,949              20,000              2,000           26,949             .24
Harold I. Stevenson                    23,450                  --                 --           23,450             .21
Larry J. Baker                         17,541              50,000              5,000           22,541             .20
Cecil F. Howard, Jr                     9,628              30,000              3,000           12,628             .11
Feriel G. Hughes                           --               1,000                100              100              --
Mary L. Kaminske                       16,400              10,000              1,000           17,400             .16
Michael E. Reinhart                    17,122              10,000              1,000           18,122             .16
All directors and                     202,141            $216,000             21,600          223,741            2.02
   executive officers
   as a group (11 persons)


----------------
(1) Excludes shares which may be received upon the exercise of outstanding and exercisable stock options. Based upon the Exchange Ratio of 2.1416 Exchange Shares for each Public Mid-Tier Holding Company Share at the midpoint of the Estimated Valuation Range, the persons named in the table would have options to purchase Common Stock as follows: 10,151 shares for each of Messrs. Teed, Beaty, Cromwell, Griffin and Stevenson, 30,496, 8,566, 12,849 and 6,596 shares for Messrs. Pittard, Baker, Howard and Reinhardt, respectively, 6,510 shares for Ms. Kaminske, and for all directors and executive officers as a group, 115,769 shares.
(2) Includes unvested shares awarded under the 1995 Recognition Plan, based upon the above Exchange Ratio, in the following amounts: 4,069 shares for each of Messrs. Teed, Beaty, Crowell, Griffin, Stevenson; 6,339, 3,512, 1,711 and 4,925 shares for Messrs. Pittard, Baker, Howard and Reinhardt, respectively, 5,482 shares for Ms. Kaminske, and for all directors and executive officers as a group, 42,316 shares.
(3) Excludes stock options and awards to be granted under the Company's 1999 Stock Option Plan and 1999 Recognition Plan if such plans are approved by shareholders at an annual or special meeting of shareholders at least six months following the Conversion and Reorganization. See "Management - New Stock Benefit Plans."

                                 THE CONVERSION

        THE BOARDS OF DIRECTORS OF THE MHC, THE MID-TIER HOLDING COMPANY, THE ASSOCIATION AND THE COMPANY HAVE APPROVED THE PLAN OF CONVERSION, AS HAS THE OTS, SUBJECT TO APPROVAL BY THE MEMBERS OF THE MHC AND THE SHAREHOLDERS OF THE MID-TIER HOLDING COMPANY ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY SUCH AGENCY.

GENERAL

        The Boards of Directors of the MHC, the Mid-Tier Holding Company and the Association unanimously adopted the Plan on July 29, 1998. The Plan was subsequently amended on August 13, 1998. Following the incorporation of the Company, the Board of Directors of the Company unanimously adopted the amended Plan on August 13, 1998. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the MHC and the Shareholders of the Mid-Tier Holding Company. The Members' Meeting and the Shareholders' Meeting have been called for this purpose on ____ __, 1998.

        The following is a summary of the material aspects of the Plan and the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of the Association and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

PURPOSES OF THE CONVERSION

        The MHC, as a federally chartered mutual holding company, does not have shareholders and has no authority to issue capital stock. As a result of the Conversion, the Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The Conversion will be important to the future growth and performance of the holding company organization by providing a larger capital base to support the operations of the Association and Company and by enhancing their future access to capital markets, ability to diversify into other financial services related activities, and ability to provide services to the public. Although the Mid-Tier Holding Company currently has the ability to raise additional capital through the sale of additional shares of Mid-Tier Holding Company Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Mid-Tier Holding Company Common Stock.

        The Conversion also will result in an increase in the number of outstanding shares of Common Stock following the Conversion, as compared to the number of outstanding shares of Public Mid-Tier Holding Company Shares prior to the Conversion, which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "Market for Common Stock."

        If the Association had undertaken a standard conversion involving the formation of a stock holding company in 1994, applicable OTS regulations would have required a greater amount of common stock to be sold than the $34.0 million of net proceeds raised in the MHC Reorganization. Management of the Association believed that its ability to generate sufficient loan volume, particularly within its market area, would have made it difficult to prudently invest in a timely manner the significantly larger amount of capital that would have been raised in a standard conversion when compared to the net proceeds raised in the MHC Reorganization. A standard conversion in 1994 also would have immediately eliminated all aspects of the mutual form of organization. The Association conducted the Mid-Tier Reorganization primarily in order to be able to conduct stock repurchases without incurring adverse tax effects. At all times subsequent to the completion of the Mid-Tier Reorganization and the Board's determination to proceed with the Conversion, the level of the market price of the Mid-Tier Holding Company Common Stock was in excess of the level at which the Board believed stock repurchases would be deemed a prudent and appropriate use of the Mid-Tier Holding Company's resources.

        The Offerings will further increase the capital of the Company and the Association and provide them with additional flexibility to grow and increase net income.

        The MHC recently received an unsolicited proposal to merge from another mutual holding company. The proposal contemplated a merger of the MHC with and into the other mutual holding company as well as a merger of the Mid-Tier Holding Company and the Association with and into the comparable subsidiaries of the other mutual holding company. As a step incident to the merger of the Mid-Tier Holding Company, each share of Mid-Tier Holding Company Common Stock would be exchanged for shares of the acquiring mid-tier holding company based on their respective market capitalization. The offeror requested that the Conversion be terminated in order to permit consummation of the proposed transaction which it characterized as a "merger of equals." After careful consideration of the proposed transaction with the assistance of financial and legal advisers, the Boards of Directors of the MHC, the Mid-Tier Holding Company and the Association unanimously decided that the proposed transaction was not in the best interest of the MHC, the Mid-Tier Holding Company or Community Savings or the best interests of the members of the MHC, the shareholders of the Mid-Tier Holding Company or the depositors of the Association.

       In light of the foregoing, the Boards of Directors of the Association, the Mid-Tier Holding Company and the MHC believe that the Conversion is in the best interests of such companies and their respective Shareholders and Members.

DESCRIPTION OF THE CONVERSION

         On July 29, 1998, the Boards of Directors of the Association, the Mid-Tier Holding Company and the MHC adopted the Plan. The Boards subsequently amended the Plan on August 13, 1998 and October 14, 1998 . The Association incorporated the Company under Delaware law as a first-tier wholly owned subsidiary of the Association. Pursuant to the Plan, (i) the Mid-Tier Holding Company will convert to a federal interim stock savings institution and simultaneously merge with and into the Association with the Association being the survivor thereof, (ii) the MHC will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, pursuant to which the MHC will cease to exist and the shares of Mid-Tier Holding Company Common Stock held by the MHC will be

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cancelled, and (iii) an interim savings institution ("Interim") to be formed as a wholly owned subsidiary of the Company will then merge with and into the Association. As a result of the merger of Interim with and into the Association, the Association will become a wholly-owned subsidiary of the Company and the Public Mid-Tier Holding Company Shares will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion (I.E., the Conversion Stock and the Exchange Shares) as the percentage of Mid-Tier Holding Company Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion (as adjusted from 48.66% to 48.14% to reflect the amount of excess dividends previously waived by the MHC), before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, and
(b) any shares of Conversion Stock purchased by Public Shareholders in the Offerings.

        Pursuant to OTS regulations, consummation of the Conversion (including the offering of Conversion Stock in the Offerings, as described below) is conditioned upon the approval of the Plan by (1) the OTS, (2) at least a majority of the total number of votes eligible to be cast by Members of the MHC at the Members' Meeting, and (3) holders of at least two-thirds of the shares of the outstanding Mid-Tier Holding Company Common Stock at the Shareholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Shareholders at the Shareholders' Meeting.

EFFECTS OF THE CONVERSION

        GENERAL. Prior to the Conversion, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the MHC based upon the balance in his account, which interest may only be realized in the event of a liquidation of the MHC. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the MHC, which is lost to the extent that the balance in the account is reduced.

        Consequently, the depositors of the Association normally have no way to realize the value of their ownership interest in the MHC, which has realizable value only in the unlikely event that the MHC is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the MHC after other claims are paid.

        Upon consummation of the Conversion, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Association.

        CONTINUITY. While the Conversion is being accomplished, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS and the FDIC. After the Conversion, the Association will continue to provide services for depositors and borrowers under current policies by its present management and staff.

        The directors and officers of the Association at the time of the Conversion will continue to serve as directors and officers of the Association after the Conversion. The directors and officers of the Company consist of individuals currently serving as directors and officers of the MHC, the Mid-Tier Holding Company and the Association, and they generally will retain their positions in the Company after the Conversion.

        EFFECT ON PUBLIC MID-TIER HOLDING COMPANY SHARES. Under the Plan, upon consummation of the Conversion, the Public Mid-Tier Holding Company Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Mid-Tier

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Holding Company Shares, Common Stock will be issued in exchange for such shares.
See "-Delivery and Exchange of Certificates."

        Upon consummation of the Conversion, the Public Shareholders of Mid-Tier Holding Company, a federally chartered stock corporation, will become shareholders of the Company, a Delaware corporation. For a description of certain changes in the rights of shareholders as a result of the Conversion, see "The Conversion - Comparison of Shareholders' Rights" in the Mid-Tier Holding Company's Proxy Statement for the Shareholders' Meeting.

        EFFECT ON DEPOSIT ACCOUNTS. Under the Plan, each depositor in the Association at the time of the Conversion will automatically continue as a depositor after the Conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will be insured by the FDIC to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

        EFFECT ON LOANS. No loan outstanding from the Association will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion.

        EFFECT ON VOTING RIGHTS OF MEMBERS. At present, all depositors and certain borrowers of the Association are members of, and have voting rights in, the MHC as to all matters requiring membership action. Upon completion of the Conversion, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the MHC (which will cease to exist). Upon completion of the Conversion, all voting rights in the Association will be vested in the Company as the sole shareholder of the Association. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors and borrowers of the Association will not have voting rights in the Company after the Conversion, except to the extent that they become shareholders of the Company.

        TAX EFFECTS. Consummation of the Conversion is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Florida income taxation which indicate that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Florida income tax purposes to the Primary Parties or the Association's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "-Tax Aspects" below and "Risk Factors.".

        EFFECT ON LIQUIDATION RIGHTS. Were the MHC to liquidate, all claims of the MHC's creditors would be paid first. Thereafter, if there were any assets remaining, Members of the MHC would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Association immediately prior to liquidation. In the unlikely event that the Association were to liquidate after the Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "-Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of the Association's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

        EFFECT ON EXISTING COMPENSATION PLANS. Under the Plan, the 1995 Stock Option Plan and the 1995 Recognition Plan will become stock benefit plans of the Company and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of Mid-Tier Holding Company Common Stock. Upon consummation of the Conversion, the Public Mid-Tier Holding Company Shares held by such benefit plans shall be converted into Common Stock based upon the Exchange Ratio. Also upon consummation of the Conversion, (i) all rights to purchase, sell or receive Public Mid-Tier Holding Company Shares under any agreement between the Association and any director, officer or employee of the Association or under any plan or program of the Association or the Mid-Tier Holding Company (including, without limitation, the 1995 Recognition Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive Common Stock and

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an identical right to make payment in Common Stock under any such agreement between the Association and any director, officer or employee of the Association or under such plan or program of the Association, and (ii) rights outstanding under the 1995 Stock Option Plan shall be assumed by the Company and thereafter shall be rights only for shares of Common Stock, with each such right being for a number of shares of Common Stock based upon the Exchange Ratio and the number of shares of Public Mid-Tier Holding Company Shares that were available thereunder immediately prior to consummation of the Conversion, with the price adjusted to reflect the Exchange Ratio but with no change in any other term or condition of such right. See "Management - Existing Stock Options."

THE OFFERINGS

        SUBSCRIPTION OFFERING. In accordance with the Plan of Conversion, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) Eligible Account Holders, (2) the ESOP, (3) Supplemental Eligible Account Holders, (4) Other Members and (5) directors, officers and employees of the Association. All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "-Limitations on Conversion Stock Purchases."

        PRIORITY 1: ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) $1,000,000 of Conversion Stock, (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on June 30, 1997 (the "Eligibility Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "-Limitations on Conversion Stock Purchases."

        If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. The subscription rights of Eligible Account Holders who are also directors or officers of the MHC, the Mid-Tier Holding Company or the Association and their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding June 30, 1997.

        PRIORITY 2: ESOP. The ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8% of the Conversion Stock, including any increase in the number of shares of Conversion Stock after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Valuation. The ESOP intends to purchase 8% of the shares of Conversion Stock, or 527,228 shares based on the maximum of the Estimated Valuation Range. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Association's directors, officers, employees or associates thereof. See "Management - Employee Stock Ownership Plan." In the event that the total number of shares of Conversion Stock sold in the Offerings is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range ("Maximum Shares"), the ESOP will have a priority right to purchase any such shares exceeding the Maximum Shares up to an aggregate of 8% of the Conversion Stock. See "-Limitations on Conversion Stock Purchases" and "Risk Factors Possible Dilutive Effect of Issuance of Additional Shares."

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        PRIORITY 3: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. Each Supplemental
Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) $1,000,000 of Conversion Stock, (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on September 30, 1998 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "-Limitations on Conversion Stock Purchases."

        If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all such subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

        PRIORITY 4: OTHER MEMBERS. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to the greater of
(i) $1,000,000 of Conversion Stock and (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall purchase limitations. See "-Limitations on Conversion Stock Purchases."

        In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, is in excess of the total number of shares of Conversion Stock offered in the Subscription Offering, shares first will be allocated so as to permit each subscribing Other Member to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among subscribing Other Members on a pro rata basis in the same proportion as each Other Member's subscription bears to the total subscriptions of all subscribing Other Members, provided that no fractional shares shall be issued.

        PRIORITY 5: DIRECTORS, OFFICERS AND EMPLOYEES. To the extent that there are shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of the Association will receive, without payment therefor, fifth priority, nontransferable subscription rights to subscribe for, in this category, up to an aggregate of 15.0% of the shares of the shares of Conversion Stock offered in the Subscription Offering. The ability of directors, officers and employees to purchase Conversion Stock under this category is in addition to rights which are otherwise available to them under the Plan, which generally allows such persons to purchase in the aggregate up to 25.0% of the total number of shares of Conversion Stock sold in the Offerings. See "-Limitations on Conversion Stock Purchases."

        In the event of an oversubscription in this category, subscription rights will be allocated among the individual directors, officers and employees on a point system basis, whereby such individuals will receive subscription rights in the proportion that the number of points assigned to each of them bears to the total points assigned to all directors, officers and employees, provided that no fractional shares shall be issued. One point will be assigned for each year of service with the Association, one point for each salary increment of $5,000 per annum and five points for each office presently held in the Mutual Holding Company and the Association, including directorships. For information as to the number of shares proposed to be purchased by certain of the directors and officers, see "Proposed Management Purchases."

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        EXPIRATION DATE FOR THE SUBSCRIPTION OFFERING. The Subscription Offering
will expire at noon, Eastern Time, on _______, ____, unless extended for up to 45 days or such additional periods by the Primary Parties with the approval of the OTS. Such extensions may not be extended beyond ____ __, 2000. Subscription rights which have not been exercised prior to the Expiration Date will become void.

        The Primary Parties will not execute orders until at least the minimum number of shares of Conversion Stock (5,730,659 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Association pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

        ELIGIBLE PUBLIC SHAREHOLDERS OFFERING. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, each Public Shareholder as of the Voting Record Date (______ __, 1998) may purchase up to the greater of (i) $1,000,000 of Conversion Stock and (ii) one-tenth of one-percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall purchase limitations.

        In the event the Eligible Public Shareholders as of the Voting Record Date submit orders for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, is in excess of the total number of shares of Conversion Stock offered in the Offerings, available shares will be allocated among Eligible Public Shareholders as of the Voting Record Date on a pro rata basis in the same proportion as each Eligible Public Shareholder's order bears to the total orders of all Eligible Public Shareholders, provided that no fractional shares shall be issued.

        THE OPPORTUNITY TO SUBMIT ORDERS FOR SHARES OF CONVERSION STOCK IN THE ELIGIBLE PUBLIC SHAREHOLDERS OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE PRIMARY PARTIES, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART FOR ANY REASON EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE. ELIGIBLE PUBLIC SHAREHOLDERS DO NOT HAVE SUBSCRIPTION RIGHTS WITH RESPECT TO THE CONVERSION.

        COMMUNITY OFFERING. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members, directors, officers and employees of the Association and orders of Eligible Public Shareholders, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with preference given to natural persons residing in the Palm Beach, Martin, St. Lucie and Indian River Counties (such natural persons referred to as "Preferred Subscribers"). Such persons may purchase up to the greater of (i) $1,000,000 of Conversion Stock and
(ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the maximum purchase limitations. See "-Limitations on Conversion Stock Purchases." THIS AMOUNT MAY BE INCREASED AT THE SOLE DISCRETION OF THE PRIMARY PARTIES. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF CONVERSION STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE PRIMARY PARTIES, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

        If there are not sufficient shares available to fill the orders of Preferred Subscribers after completion of the Subscription, Community and Eligible Public Shareholder Offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by the Primary Parties, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose orders remain unsatisfied in the same proportion that the unfilled subscription of each bears to the total unfilled subscriptions of all Preferred Subscribers whose subscription remains unsatisfied.

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If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the Community Offering applying the same allocation described above for Preferred Subscribers.

        The Plan provides that, if feasible, all shares of Conversion Stock not purchased in the Subscription, Community and Eligible Public Shareholder Offerings may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed. No person will be permitted to subscribe in the Syndicated Community Offering for more than $1,000,000 of Conversion Stock subject to the maximum purchase limitations. The Primary Parties have the right to reject orders in whole or part in their sole discretion in the Syndicated Community Offering. Neither FBR nor any registered broker-dealer shall have any obligation to take or purchase any shares of Conversion Stock in the Syndicated Community Offering; however, FBR has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

        In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If an order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the order form on behalf of a purchaser, the selected dealer is required to forward the order form and funds to the Association for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send funds to the Association for deposit in a segregated account. If such alternative procedure is employed, purchasers' funds are not required to be in their accounts with selected dealers until the debit date.

        The Syndicated Community Offering will terminate no more than 45 days following the Expiration Date, unless extended by the Primary Parties with the approval of the OTS. See "-Stock Pricing, Exchange Ratio and Number of Shares to be Issued" below for a discussion of rights of subscribers, if any, in the event an extension is granted.

STOCK PRICING, EXCHANGE RATIO AND NUMBER OF SHARES TO BE ISSUED

        The Plan of Conversion requires that the purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained FinPro to make such valuation. For its services in making such appraisal and any expenses incurred in connection therewith, FinPro will receive a fee of $28,500 (which fee includes the preparation of a business plan), plus out-of-pocket expenses which are not expected to exceed $5,000. The Primary Parties have agreed to indemnify FinPro and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where FinPro's liability results from its negligence or bad faith.

        The Appraisal has been prepared by FinPro in reliance upon the information contained in this Prospectus, including the Financial Statements. FinPro also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Association's existing market area; certain historical, financial and other information relating to the Association; a comparative evaluation of the operating and financial statistics of Mid-Tier Holding Company with those of other similarly situated publicly-traded companies located in Florida and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion on the Association's net worth and earnings potential; the proposed dividend policy of the Company and the Association; and the trading market for Mid-Tier Holding Company Common Stock and securities of comparable companies and general conditions in the market for such securities. The projected operating results reviewed by FinPro covered periods through June 30, 1998. The financial projections assume (i) a flat interest rate environment based on interest rates as of June 30, 1998 (ii) the Association's

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lending and investment activities continue to emphasize loan originations and purchases of mortgage-related securities, (iii) gradual asset growth funded primarily by interest-bearing deposits and borrowings, and (iv) the net Conversion proceeds retained by the Company are initially primarily invested in short-term investment securities.

        On the basis of the foregoing, FinPro has advised the Primary Parties that in its opinion the estimated pro forma market value of the Common Stock was $110.5 million as of October 5, 1998. The holders of the Public Mid-Tier Holding Company Shares will continue to hold the same aggregate percentage ownership interest in the Company as they currently hold in the Association, as adjusted from 48.66% to 48.14% to reflect the amount of excess dividends previously waived by the MHC and before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares and any shares of Conversion Stock purchased by the Mid-Tier Holding Company's shareholders in the Offerings. As a result, the Appraisal was multiplied by the MHC's adjusted percentage interest in the Mid-Tier Holding Company (I.E., 51.86%), to determine the midpoint of the valuation ($57,306,590), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $4,871,209 to $6,590,357. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 5,730,659 to 7,753,143 shares of Conversion Stock being offered. Upon consummation of the Conversion, the Conversion Stock and the Exchange Shares will represent approximately 51.86% and 48.14%, respectively, of the Company's total outstanding shares, before giving effect to the items set forth above.

        The Boards of Directors of the Primary Parties reviewed FinPro's appraisal report, including the methodology and the assumptions used by FinPro, and determined that the Estimated Valuation Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Estimated Valuation Range, the Exchange Ratio ranged from a minimum of 1.8203 to a maximum of 2.4628 Exchange Shares for each Public Mid-Tier Holding Company Share, with a midpoint of 2.1416. Based upon these Exchange Ratios, the Company expects to issue between 4,521,291 and 6,117,143 shares of Exchange Shares to the holders of Public Mid-Tier Holding Company Shares outstanding immediately prior to the consummation of the Conversion. The Estimated Valuation Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated so that the Conversion Stock is below $48,712,090 or above $75,789,610 (the maximum of the Estimated Valuation Range, as adjusted by 15%), such Appraisal will be filed with the SEC by post-effective amendment.

        Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $65,903,570 (the maximum of the Estimated Valuation) and up to $75,789,610 (the maximum of the Estimated Valuation, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Estimated Valuation Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from FinPro which reflects such an increase in the valuation and the approval of such increase by the OTS. There is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offerings.

        Based on the Estimated Valuation, the 51.34% of the outstanding shares of the Mid-Tier Holding Company Common Stock held by the MHC as of the date of the Estimated Valuation, and the MHC's waiver of certain dividends as described above which resulted in an adjustment of approximately .52%, the following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there are no fractional Exchange Shares.

                           Conversion Stock to be
                                   Issued               Exchange Shares to be Issued       Total Shares of
                        ---------------------------    -------------------------------     Common Stock to     Exchange
                           Amount        Percent           Amount           Percent         be Outstanding        Ratio
                        ------------   ------------    --------------    -------------    ------------------   ----------
Minimum                   4,871,209       51.86%         4,521,271           48.14%             9,392,500        1.8203
Midpoint                  5,730,659       51.86%         5,319,341           48.14%            11,050,000        2.1416
Maximum                   6,590,357       51.86%         6,117,143           48.14%            12,707,500        2.4628
15% above maximum         7,578,961       51.86%         7,034,664           48.14%            14,613,625        2.8322

        Options to purchase Public Mid-Tier Holding Company Shares will also be converted into and become options to purchase Common Stock. As of the date of this Prospectus there were outstanding options to purchase 214,350 shares of Mid-Tier Holding Company Common Stock with exercise prices ranging from $11.125 to $19.016 per share. The number of shares of Common Stock to be received upon exercise of such options will be determined pursuant to the Exchange Ratio. The aggregate exercise price, duration, and vesting schedule of such options will not be affected. If such options are exercised prior to the consummation of the Conversion there will be an increase in the number of Exchange Shares issued to Public Shareholders and a decrease in the Exchange Ratio. The Mid-Tier Holding Company has no plans to grant additional stock options prior to the completion of the Conversion.

        FINPRO'S VALUATION IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH SHARES. FINPRO DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE ASSOCIATION, THE MID-TIER HOLDING COMPANY AND THE MHC, NOR DID FINPRO VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF THE ASSOCIATION OR THE MID-TIER HOLDING COMPANY. THE VALUATION CONSIDERS THE ASSOCIATION, THE MID-TIER HOLDING COMPANY AND THE MHC AS GOING CONCERNS AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE ASSOCIATION, THE MID-TIER HOLDING COMPANY AND THE MHC. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING CONVERSION STOCK OR RECEIVING EXCHANGE SHARES IN THE CONVERSION WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES AT OR ABOVE THE PURCHASE PRICE OR IN THE RANGE OF THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE THEREOF.

        No sale of shares of Conversion Stock or issuance of Exchange Shares may be consummated unless prior to such consummation FinPro confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the Purchase Price is materially incompatible with the estimate of the pro forma market value of a share of Common Stock upon consummation of the Conversion. If such is not the case, a new Estimated Valuation Range may be set, a new Exchange Ratio may be determined based upon the new Estimated Valuation Range, a new Subscription and Community Offering and/or Syndicated Community Offering may be held or such other action may be taken as the Primary Parties shall determine and the OTS may permit or require.

        Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be issued in the Offerings may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the Purchase Price is not below the minimum or more than 15% above the maximum of the Estimated Valuation Range. In the event market or financial conditions change so as to cause the aggregate Purchase Price of the shares to be below the minimum of the Estimated Valuation Range or more than 15% above the maximum of such range, purchasers will be resolicited (I.E., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at The Association's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion the Conversion Stock and the Exchange Shares will represent approximately 51.86% and 48.14%, respectively, of the Company's total outstanding shares of Common Stock (exclusive of the effects of the exercise of outstanding stock options).

        An increase in the number of shares of Conversion Stock as a result of an increase in the Estimated Valuation Range would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while increasing pro forma net earnings and shareholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while decreasing pro forma net earnings and shareholders' equity on an aggregate basis. See "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares" and "Pro Forma Data."

        The appraisal report of FinPro has been filed as an exhibit to the Company's Registration Statement and the MHC's Application for Conversion, of which this Prospectus is a part, and is available for inspection in the manner set forth under "Additional Information."

PERSONS IN NON-QUALIFIED STATES OR FOREIGN COUNTRIES

        The Primary Parties will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Primary Parties are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which all of the following apply: (a) the number of persons otherwise eligible to subscribe for shares under the Plan who reside in such jurisdiction is small; (b) the granting of subscription rights or the offer or sale of shares of Conversion Stock to such persons would require any of the Primary Parties or their officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and (c) such registration, qualification or filing in the judgment of the Primary Parties would be impracticable or unduly burdensome for reasons of costs or otherwise. Where the number of persons eligible to subscribe for shares in one state is small, the Primary Parties will base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen. No payments in lieu of subscription rights will be granted to any such persons.

LIMITATIONS ON CONVERSION STOCK PURCHASES

        The Plan includes the following limitations on the number of shares of Conversion Stock which may be purchased:

                (1) No less than 25 shares of Conversion Stock may be purchased, to the extent such shares are available;

                (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) $1,000,000 of Conversion Stock, (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering and
        (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (6) below;

                (3) The ESOP may purchase in the aggregate up to 8% of the shares of Conversion Stock to be issued in the Offerings, including any additional shares issued in the event of an increase in the Estimated Valuation Range;

                (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) $1,000,000 of Conversion Stock, (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (6) below;

                (5) Each Other Member, Eligible Public Shareholder or any other person purchasing shares of Conversion Stock in the Subscription Offering, the Community Offering, the Eligible Public Shareholder Offering or in the Syndicated Community Offering, as applicable, may subscribe for and purchase in the respective Offering up to the greater of $1,000,000 of Conversion Stock and (ii) one-tenth of one percent (.1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall limitation in clause (6) below;

                (6) Except for the ESOP and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Conversion Stock subscribed for or purchased in all categories by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed the number of shares of Conversion Stock that, when combined with Exchange Shares received, aggregate 3% of the number of shares of Common Stock issued in the Conversion (281,775 shares and 381,225 shares at the minimum and maximum of the Estimated Valuation Range, respectively); and

                (7) No more than 15% of the total number of shares sold in the Subscription Offering may be purchased by directors and officers of the MHC and the Association in the fifth priority category in the Subscription Offering. No more than 25% of the total number of shares sold in the Offerings may be purchased by directors and officers of the Association and their associates in the aggregate, excluding purchases by the ESOP.

        For purposes of the purchase limitations set forth in the Plan of Conversion, Exchange Shares will be valued at the same price that shares of Conversion Stock are issued in the Offerings.

        Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Members of the MHC or the Shareholders of Mid-Tier Holding Company, both the individual amount permitted to be subscribed for and the overall purchase limitation may be decreased or increased up to a maximum of 5% of the total shares of Common Stock to be issued in the Conversion at the sole discretion of the Primary Parties. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit.

        An individual Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or Public Shareholder may not purchase individually in the Subscription Offering the overall maximum purchase limit of 1% of the number of shares of Common Stock issued in the Conversion but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories, subject to availability of shares and the maximum overall purchase limit for purchases in the Offerings, including Exchange Shares received by Public Shareholders for Public Mid-Tier Holding Company Shares. However, except as may otherwise be required by the OTS, Public Shareholders will not have to sell any Public Mid-Tier Holding Company Shares or be limited in receiving Exchange Shares even if their current ownership of Public Mid-Tier Holding Company Shares when converted into Exchange Shares exceeds an applicable purchase limitation, including the maximum purchase limitation of 3% of the number of shares of Common Stock issued in the Conversion; provided, however, that a Public Shareholder who would exceed an applicable purchase limitation may be precluded from purchasing Conversion Stock in the Offerings.

        In the event of an increase in the total number of shares of Conversion Stock offered in the Conversion due to an increase in the Estimated Valuation Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order of priority in accordance with the Plan: (i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares;
(ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders, inclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, inclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members, inclusive of the Adjusted Maximum;
(v) in the event there is an oversubscription by directors, officers and employees of the Association, to fill unfulfilled subscriptions of directors, officers and employees, inclusive of the Adjusted Maximum; (vi) in the event that there is an oversubscription by Public Shareholders, to fill unfulfilled subscriptions of Public Shareholders, inclusive of the Adjusted Maximum; and
(vii) to fill unfulfilled subscriptions in the Community Offering to the extent possible, inclusive of the Adjusted Maximum.

        The term "associate" of a person is defined to mean (i) any corporation or other organization (other than the Primary Parties or a majority-owned subsidiary of the Association or the Company) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of the Primary Parties in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Primary Parties or any of their subsidiaries. In addition, joint account relationships and common addresses will be taken into account in applying the maximum purchase limitations.

MARKETING ARRANGEMENTS

        The Company and the Association have engaged FBR as a financial advisor and marketing agent in connection with the offering of the Common Stock, and FBR has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. FBR is a member of the National Association of Securities Dealers, Inc. ("NASD") and an SEC-registered broker-dealer. FBR will provide various services including, but not limited to,
(1) training and educating the Association's directors, officers and employees regarding the mechanics and regulatory requirements of the stock sales process;
(2) providing its employees to assist in staffing the Stock Center to assist the Association's customers and internal stock purchasers and to assist in records management for orders of shares of Common Stock; (3) targeting the Company's sales efforts, including assisting in the preparation of marketing materials;
(4) soliciting orders for Conversion Stock; and (5) assisting in soliciting of proxies of Members and Public Shareholders. Based upon negotiations between the Company and the Association concerning fee structure, FBR will receive (i) a management fee of $50,000 which will be subtracted from the total commission due under (ii) and (ii) a total commission equal to 0.75% of the aggregate dollar amount of Conversion Stock sold in the Offerings, excluding any shares of Conversion Stock purchased in the Offerings by directors, officers, employees (or members of their immediate families) and employee benefit plans of the Company and the Association. The commission will be payable upon consummation of the Conversion. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the Association will pay to such selected dealers a fee at the commission rate to be agreed upon by the Company, the Association and FBR not to exceed .75% of the aggregate dollar amount of the Conversion Stock for shares sold by an NASD member firm pursuant to a selected dealers agreement. Fees to FBR and to any other broker-dealer may be deemed to be underwriting fees, and FBR and including such broker-dealers may be deemed to be underwriters. FBR will also be reimbursed for its out-of-pocket expenses (including legal fees) in an amount not to exceed $70,000 of which $_______ has been paid to date. The Company and the Association have agreed to indemnify FBR and each person, if any, who controls FBR against all losses, claims, damages or liabilities, joint or several, and all legal and other expenses reasonably incurred by them in connection with certain claims that may arise as a result of the Conversion, including liabilities under the Securities Act, except those that are due to FBR's willful misconduct or gross negligence.

        Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Conversion Stock. Other employees of the Association may participate in the Offerings in ministerial capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Conversion Stock or provide advice regarding the purchase of Conversion Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Conversion Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Conversion Stock. No officer, director or employee of the Primary Parties will be compensated in connection with his solicitations or other participation in the Offerings or the Exchange by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Conversion Stock and Exchange Shares, respectively.

PROCEDURE FOR PURCHASING SHARES IN THE OFFERINGS

        To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus.

        To purchase shares in the Offerings, an executed original Order Form and the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Association (which may be given by completing the appropriate blanks on the Order Form), must be received by the Association at any of its offices by 12 noon, Eastern Time, on ____ __, 1998. Order Forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. The Association is not required to accept orders submitted on facsimilied Order Forms. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. The waiver of an irregularity on an Order Form, the allowance by the Primary Parties of a correction of an incomplete or improperly executed Order Form, or the acceptance of an order after 12 noon on the Expiration Date in no way obligates the Primary Parties to waive an irregularity, allow a correction, or accept an order with respect to any other Order Form. The interpretation by the Primary Parties of the acceptability of an Order Form will be final. Once received, an executed Order Form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the Offerings have not been completed within 45 days after the end of the Subscription, Eligible Public Shareholders, and Community Offerings, unless such period has been extended.

        In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (June 30, 1997), the Supplemental Eligibility Record Date (September 30, 1998) and the Voting Record Date (____ __, 1998) must list on the Order Form all accounts in which they have an ownership interest at the applicable eligibility date, giving all names in each account and the account numbers. Members qualifying for a stock purchase priority who add individuals with a lower, or no, stock purchase priority as subscribers on an Order Form will have their stock purchase priority reduced or eliminated based on the lower priority.

        Payment for subscriptions and orders may be made (i) in cash if delivered in person at any office of the Association, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Association. The Primary Parties may in their sole discretion elect not to accept payment for shares of Conversion Stock by wired funds and there shall be no liability for failure to accept such payment. Funds will be deposited in a segregated account at the Association and interest will be paid on funds made by cash, check or money order at the Association's passbook rate of interest from the date payment is received until completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts at the Association, the funds authorized to be withdrawn from a Association deposit account may continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

        If a subscriber authorizes the Association to withdraw the aggregate amount of the purchase price from a deposit account, the Association will do so as of the effective date of the Conversion. The Association may waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

        The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for upon consummation of the Offerings, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate purchase price of the shares for which it subscribed.

        A depositor interested in using his or her IRA funds to purchase Conversion Stock must do so through a self-directed IRA. Depositors interested in using funds in a Association IRA to purchase Conversion Stock should contact the Stock Center as soon as possible so that the necessary forms may be forwarded for execution prior to the Expiration Date.

        The Primary Parties have retained FBR as consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings on a best efforts basis. See "The Conversion - The Offerings" and "-Marketing Arrangements."

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

        Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that such person is purchasing shares solely for such person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion.

        THE PRIMARY PARTIES WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIQUIDATION RIGHTS

        In the unlikely event of a complete liquidation of the MHC in its present mutual form, each depositor of The Association would receive his pro rata share of any assets of the MHC remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation of the Association, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Association or the Company above that amount.

        The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the MHC ($8.2 million at June 30, 1998) plus the greater of (1) the Association's retained earnings of $34.1 million at March 31, 1994, the date of the latest statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or
(2) 51.34% of the Mid-Tier Holding

Company's total shareholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $50.8 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Association, would be entitled, upon a complete liquidation of the Association after the Conversion, to an interest in the liquidation account prior to any payment to the Company as the sole shareholder of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Association at the close of business on June 30, 1997 or September 30, 1998, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the June 30, 1997 Eligibility Record Date (or the September 30, 1998 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in the Association on such date.

         If, however, on any December 31 annual closing date of the Association, commencing December 31, 1998, the amount in any deposit account is less than the amount in such deposit account on June 30, 1997 or September 30, 1998, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole shareholder of the Association.

TAX ASPECTS

        Consummation of the Conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Florida tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to the MHC, the Mid-Tier Holding Company, the Association, the Company or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. This condition may not be waived by the Primary Parties. The Company believes that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to the Primary Parties and the persons receiving subscription rights.

        Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to the Company and the Association to the effect that, for federal income tax purposes: (1) the conversion of the MHC from mutual form to a federal interim stock savings institution and its simultaneous merger with and into the Association, with the Association being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (2) the conversion of the Mid-Tier Holding Company to a federal interim stock savings association and its simultaneous merger with and into the Association with the Association being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (3) no gain or loss will be recognized by the Association upon the receipt of the assets of the MHC and the Mid-Tier Holding Company in such mergers, (4) the merger of Interim with and into the Association, with the Association being the surviving institution, will qualify as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code, (5) no gain or loss will be recognized by Interim upon the transfer of its assets to the Association, (6) no gain or loss will be recognized by the Association upon the receipt of the assets of Interim,
(7) no gain or loss will be recognized by the Company upon the receipt of the Association Common Stock solely in exchange for Common Stock, (8) no gain or loss will be recognized by the Public Shareholders upon the receipt of Common Stock solely in exchange for their Public Mid-Tier Holding Company Shares, (9) the basis of the Common Stock to be received by the Public Shareholders will be the same as the basis of the Public Mid-Tier Holding Company Shares surrendered in exchange therefor, before giving effect to any payment of cash in lieu of fractional shares, (10) the holding period of the Common Stock to be received by the Public Shareholders will include the holding period of

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the Public Mid-Tier Holding Company Shares, provided that the Public Mid-Tier
Holding Company Shares were held as a capital asset on the date of the exchange,
(11) no gain or loss will be recognized by the Company upon the sale of shares of Conversion Stock in the Offerings, (12) the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Association following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights, and (13) the tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor, and the holding period for the shares of Conversion Stock will begin on the date of consummation of the Offerings if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering.

        Crowe, Chizek & Company LLP has issued an opinion to the Company and the Association to the effect that the income tax consequences under Florida law of the Conversion are not materially different than for federal tax purposes.

        The opinion states that although case law and IRS pronouncements indicate otherwise, it is possible that the IRS could assert that the overall plan of the transactions contemplated by the Plan is the maintenance of the Association's holding company structure and the merger of MHC into the Association. If so, the IRS could argue that the "step transaction" doctrine should be applied and the transitory elimination of the holding company structure in the merger of the Mid-Tier Holding Company (after conversion to an interim savings association) with and into the Association the survivor thereof and the re-creation of the holding company structure in connection with the merger of Interim into and with the Association with the Association the survivor thereof should be ignored for tax purposes. If the IRS were successful with such an assertion, the transaction would be treated as a direct merger of MHC into the Association which may not qualify as a tax free reorganization, resulting in taxable gain to the parties to the transaction.

        However, the case law and the IRS' pronouncements indicate that if two or more transactions carried out pursuant to an overall plan have economic significance independent of each other, the transactions generally will not be stepped together. The IRS's most significant pronouncement regarding independent economic significance is Rev. Rul. 79-250. In that ruling, the IRS will respect the transaction if each step demonstrates independent economic significance, is not subject to attack as a sham, and was undertaken for valid business purposes and not mere avoidance of taxes. The opinion of Elias, Matz, Tiernan & Herrick L.L.P. indicates that the parties to the merger of the MHC (as converted to a federal interim stock savings association) with and into the Association with the Association the survivor thereof maintain a separate and distinct business purpose for consummating such merger (e.g., allowing for the conversion of the MHC from mutual to stock form). Immediately after the consummation of such Merger, the Association will no longer be controlled by the MHC but will instead be controlled by its Public Shareholders and that the Association's capital will be substantially increased. The facts indicate that the merger of MHC with and into the Association will result in a real and substantial change in the form of ownership of the Association that is sufficient to conclude that such merger comports with the underlying purposes and assumptions of a reorganization under
Section 368(a)(1)(A) of the Code.

        In addition, Elias, Matz, Tiernan & Herrick L.L.P. believes that, because the various steps contemplated by the Plan were necessitated by the requirements of the OTS, each of the three mergers contemplated by the Plan has a business purpose and independent significance and, as a result, the step transaction should not be applied to this transaction.

        The IRS is currently also reviewing the question of whether certain downstream mergers of a parent corporation into its subsidiary, known as inversion transactions, where a parent and its subsidiary reverse positions, which otherwise qualify for tax-free treatment nevertheless should be treated as taxable transactions. Elias, Matz, Tiernan & Herrick L.L.P. does not believe that the transactions undertaken pursuant to the Plan should be so treated. However, Elias, Matz,

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Tiernan & Herrick L.L.P.'s opinion is not binding on the IRS and there can be no assurance that the IRS will not assert a contradictory position.

        Based on a letter from FinPro, which letter is not binding on the IRS, the Company believes that the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Conversion Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Conversion Stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of such rights likely would be taxable only to those eligible subscribers who exercise the subscription rights (either as a capital gain or ordinary income) in an amount equal to such value, and the Primary Parties could recognize gain on such distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

        Unlike private rulings, an opinion is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding. If the IRS determines that the tax effects of the transactions contemplated by the Plan are to be treated differently from those presented in the opinion, the Primary Parties may be subject to adverse tax consequences as a result of the Conversion.

DELIVERY AND EXCHANGE OF CERTIFICATES

        CONVERSION STOCK. Certificates representing Conversion Stock issued in connection with the Offerings will be mailed by the Company's transfer agent for the Common Stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for Conversion Stock as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Conversion Stock are available and delivered to subscribers, subscribers may not be able to sell such shares, even though trading of the Common Stock may have commenced.

        EXCHANGE SHARES. After consummation of the Conversion, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Mid-Tier Holding Company Common Stock (other than the MHC), upon surrender of the same to an agent, duly appointed by the Company, which is anticipated to be the transfer agent for the Common Stock (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Common Stock for which the shares of the Mid-Tier Holdings Company Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted based on the Exchange Ratio, including shares held in the Dividend Reinvestment Plan (which the Company intends to maintain). The Exchange Agent shall promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the Conversion evidenced shares of the Mid-Tier Holding Company Common Stock, and which is to be exchanged for Common Stock based on the Exchange Ratio as provided in the Plan, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Conversion and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Common Stock. THE MID-TIER HOLDING COMPANY'S SHAREHOLDERS SHOULD NOT FORWARD MID-TIER HOLDING COMPANY COMMON STOCK CERTIFICATES TO THE ASSOCIATION OR THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE TRANSMITTAL LETTER.

        No holder of a certificate theretofore representing shares of Mid-Tier Holding Company Common Stock shall be entitled to receive any dividends in respect of the Common Stock into which such shares shall have been converted by virtue of the Conversion until the certificate representing such shares of Mid-Tier Holding Company Common Stock is surrendered in exchange for certificates representing shares of Common Stock. In the event that dividends are declared and paid by the Company in respect of Common Stock after the consummation of the Conversion but prior

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to surrender of certificates representing shares of Mid-Tier Holding Company
Common Stock, dividends payable in respect of shares of Common Stock not then issued shall accrue (without interest). Any such dividends shall be paid (without interest) upon surrender of the certificates representing such shares of Mid-Tier Holding Company Common Stock. The Company shall be entitled, after the consummation of the Conversion, to treat certificates representing shares of Mid-Tier Holding Company Common Stock as evidencing ownership of the number of full shares of Common Stock into which the shares of Mid-Tier Holding Company Common Stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

        The Company shall not be obligated to deliver a certificate or certificates representing shares of Common Stock to which a holder of Mid-Tier Holding Company Common Stock would otherwise be entitled as a result of the Conversion until such holder surrenders the certificate or certificates representing the shares of Mid-Tier Holding Company Common Stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Company. If any certificate evidencing shares of Common Stock is to be issued in a name other than that in which the certificate evidencing Mid-Tier Holding Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

REQUIRED APPROVALS

        Various approvals of the OTS are required in order to consummate the Conversion. The OTS has approved the Plan of Conversion, subject to approval by the MHC's Members and the Mid-Tier Holding Company Shareholders. In addition, consummation of the Conversion is subject to OTS approval of the Company's application to acquire all of the to-be-outstanding Association Common Stock and the applications with respect to the merger of the MHC (following its conversion to a federal interim stock savings institution) and the Mid-Tier Holding Company (following its conversion to a federal interim stock savings association) into the Association and the merger of Interim into the Association, with the Association being the surviving entity in all of the mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion may be delayed beyond the expiration of the Offerings.

        The Company is required to make certain filings with state securities regulatory authorities in connection with the issuance of Conversion Stock and Exchange Shares in the Conversion.

        Pursuant to OTS regulations, the Plan of Conversion also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the MHC at the Members' Meeting, and (2) holders of at least two-thirds of the outstanding Mid-Tier Holding Company Common Stock at the Shareholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Shareholders at the Shareholders' Meeting.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER THE CONVERSION

        All shares of Conversion Stock purchased in connection with the Conversion by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the OTS. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to the Company's transfer agent. Any shares of Common Stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such

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restricted stock will be subject to the same restrictions. The directors and executive officers of the Company will also be subject to the insider trading rules promulgated pursuant to the Exchange Act.

        Purchases of Common Stock of the Company by directors, executive officers and their associates during the three-year period following completion of the Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to the purchase of stock pursuant to any tax-qualified employee stock benefit plan, such as the ESOP, or by any non-tax-qualified employee stock benefit plan, such as the 1999 Recognition Plan.

        Pursuant to OTS regulations, the Company will generally be prohibited from repurchasing any shares of Common Stock within one year following consummation of the Conversion. During the second and third years following consummation of the Conversion, the Company may not repurchase any shares of its Common Stock other than pursuant to (i) an offer to all shareholders on a pro rata basis which is approved by the OTS; (ii) the repurchase of qualifying shares of a director, if any; (iii) purchases in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan; or (iv) purchases that are part of an open-market program not involving more than 5% of its outstanding capital stock during a 12-month period, if the repurchases do not cause the Association to become undercapitalized and the Association provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. However, the Regional Director has authority to permit repurchases during the first year following consummation of the Conversion and to permit repurchases in excess of 5% during the second and third years upon the establishment of exceptional circumstances (I.E., where such repurchases would be in the best interests of the institution and its shareholders).

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY
                               AND THE ASSOCIATION

GENERAL

  As described below, certain provisions in the Company's Certificate of Incorporation and Bylaws and in the Company's and the Association's proposed benefit plans, together with provisions of Delaware corporate law and OTS regulations, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Association.

RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

        GENERAL. A number of provisions of the Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

        LIMITATION ON VOTING RIGHTS. Article 12.B of the Company's Certificate of Incorporation provides that following the date of the Conversion, no person shall directly or indirectly offer to acquire or acquire the beneficial

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ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company. The term "person" is broadly defined to prevent circumvention of this restriction.

        The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Company or the Association and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's entire Board of Directors. In the event that shares are acquired in violation of Article 12.B, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the Board of Directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

        BOARD OF DIRECTORS. Article 7 of the Certificate of Incorporation of the Company contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. See "Management Management of the Company." The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. Cumulative voting in the election of directors is not permitted.

        Directors may be removed without cause at a duly constituted meeting of shareholders called expressly for that purpose upon the vote of the holders of at least 80% of the total votes eligible to be cast by shareholders, and with cause by the affirmative vote of a majority of the total votes eligible to be cast by shareholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such director's duties to the Company. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum of the Board of Directors is present, and a director appointed to fill a vacancy shall serve until the expiration of the term to which he was appointed.

        Article 4.15 of the Bylaws governs nominations for election to the Board, and requires all nominations for election to the Board of Directors other than those made by the Board to be made by a shareholder eligible to vote at an annual meeting of shareholders who has complied with the notice provisions in that section. Written notice of a shareholder nomination must be delivered to, or mailed to and received at, the principal executive offices of the Company not later than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the immediately preceding annual meeting of shareholders of the Company, provided that, with respect to the first scheduled annual meeting following completion of the Conversion, notice must be received December 15, 1998. Each such notice shall set forth (a) the name, age, business address and residence address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) the principal occupation or employment of the shareholder submitting the notice and of each person being nominated; (c) the class and number of shares of the Company's stock beneficially owned by the shareholder submitting the notice, by any person who is acting in concert with or who is an affiliate or associate of such shareholder (as such terms are defined in the Certificate of Incorporation), by any person who is a member of any group with such shareholder with respect to the Company's stock or who is known by such shareholder to be supporting such nominee(s) on the date the notice is given to the Company, by each person being nominated, and by each person who is in control of, is controlled by or is under common control

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with any of the foregoing persons (if any of the foregoing persons is a partnership, corporation, limited liability company, association or trust, information must be provided regarding the name and address of, and the class of number of shares of Company stock which are beneficially owned by, each partner in such partnership, each director, executive officer and shareholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each person controlling such entity and each partner, director, executive officer, shareholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust);
(d) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(e) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (f) such other information regarding the shareholder submitting the notice, each nominee proposed by such shareholder and any other person covered by clause (c) of this paragraph as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (g) the consent of each nominee to serve as a director of the Company if so elected.

        The Company's Certificate of Incorporation provides that the personal liability of the directors and officers of the Company for monetary damages shall be eliminated to the fullest extent permitted by the DGCL as it exists on the effective date of the Certificate of Incorporation or as such law may be thereafter in effect. Section 102(b)(7) of the DGCL currently provides that directors (but not officers) of corporations that have adopted such a provision will not be so liable, except for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to the Company and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

        Article 10 of the Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Company's Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

        The rights of indemnification provided in the Company's Certificate of Incorporation are not exclusive of any other rights which may be available under the Company's Bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, Section 6.4 of the Bylaws authorizes the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the Certificate of Incorporation and Bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

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        The provisions regarding director elections and other provisions in the
Certificate of Incorporation and Bylaws are generally designed to protect the ability of the Board of Directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company by making it more difficult and time-consuming to change majority control of the Board, whether by proxy contest or otherwise. The effect of these provisions will be to generally require at least two (and possibly three) annual shareholders' meetings, instead of one, to effect a change in control of the Board of Directors of the Company even if holders of a majority of the Company's capital stock believed that a change in the composition of the Board of Directors was desirable. Because a majority of the directors at any given time will have prior experience as directors, these requirements will help to ensure continuity and stability of the Company's management and policies and facilitate long-range planning for the Company's business. The provisions relating to removal of directors and filling of vacancies are consistent with and supportive of a classified board of directors.

        The procedures regarding shareholder nominations will provide the Board of Directors with sufficient time and information to evaluate a shareholder nominee to the Board and other relevant information, such as existing shareholder support for the nominee. The proposed procedures, however, will provide incumbent directors advance notice of a dissident slate of nominees for directors, and will make it easier for the Board to solicit proxies resisting such nominees. This may make it easier for the incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of the Company or its shareholders.

        AUTHORIZED SHARES. Article 4 of the Certificate of Incorporation authorizes the issuance of 70,000,000 shares of which 10,000,000 shares shall be shares of Preferred Stock, and 60,000,000 shares shall be Common Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

        SPECIAL MEETINGS OF SHAREHOLDERS AND SHAREHOLDER PROPOSALS. Article 8 of the Certificate of Incorporation provides that, with limited exceptions, special meetings of the Company's shareholders may only be called by not the Board of Directors pursuant to a resolution approved by the affirmative vote of at least three-fourths of the directors than in office. The Certificate of Incorporation also provides that any action required or permitted to be approved or consented to by the shareholders must be effected at a duly called meeting of the shareholders and may not be effected by written consent in lieu of a meeting.

        Article 2.14 of the Company's Bylaws provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting following completion of the Conversion, business must be (a) brought before the meeting by or at the direction of the Board of Directors or
(b) otherwise properly brought before the meeting by a shareholder who has given timely and complete notice thereof in writing to the Company. With respect to shareholder proposals to be considered at the annual meeting of shareholders but not included in the Company's proxy materials, the shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the immediately preceding annual meeting; provided, however, that with respect to the first scheduled annual meeting following completion of the Conversion, such written notice must be received by the Company not later than the close of business on December 15, 1998. A shareholder's notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a description of the proposal desired to be brought before the annual meeting,

(b) the name and address, as they appear on the Company's books, of the shareholder proposing such business, and, to the extent known, any other shareholders known by such shareholder to be supporting such proposal, (c) the class and number of shares of the Company which are beneficially owned by the shareholder submitting the notice, by any person who is acting in concert with or who is an affiliate or associate of such shareholder (as such terms are defined in the Certificate of Incorporation), by any person who is a member of any group with such shareholder with respect to the Company's stock or who is known by such shareholder to be supporting such proposal on the date the notice is given to the Company, and by each person who is in control of, is controlled by or is under common control with any of the foregoing persons (if any of the foregoing persons is a partnership, corporation, limited liability company, association or trust, information must be provided regarding the name and address of, and the class and number of shares of Company stock which are beneficially owned by, each partner in such partnership, each director, executive officer and shareholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each person controlling such entity and each partner, director, executive officer, shareholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust), (d) the identification of any person retained or to be compensated by the shareholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of such proposal and a brief description of the terms of such employment, retainer or arrangement for compensation, and (e) any material interest of the shareholder in such business.

        The procedures regarding shareholder proposals are designed to provide the Board with sufficient time and information to evaluate a shareholder proposal and other relevant information, such as existing shareholder support for the proposal. The proposed procedures, however, will give incumbent directors advance notice of a shareholder proposal. This may make it easier for the incumbent directors to defeat a shareholder proposal, even when certain shareholders view such proposal as in the best interests of the Company or its shareholders.

        EVALUATION OF OFFERS. The Certificate of Incorporation of the Company further provides that the Board of Directors of the Company, when evaluating any offer to the Company from another party to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, consistent with the exercise of its fiduciary duties and in connection with the exercise of its judgment in determining what is in the best interest of the Company and the shareholders of the Company, give due consideration to the extent permitted by law not only to the price or other consideration being offered, but also to all other relevant factors, including, without limitation, the financial and managerial resources and future prospects of the other party, the possible effects on the business of the Company and its subsidiaries and on the employees, customers, suppliers and creditors of the Company and its subsidiaries, and the effects on the communities in which the Company's and its subsidiaries' facilities are located. By having these standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

        SHAREHOLDER APPROVAL OF MERGERS AND CERTAIN OTHER EXTRAORDINARY TRANSACTIONS. Article 11 of the Company's Certificate of Incorporation provides that any action taken by shareholders under Subchapter IX of the DGCL (which relates to merger or consolidation transactions) and Subchapter X (which relates to sale of assets, dissolution and winding up transactions) shall with certain exceptions, generally require the affirmative vote of at least 80% of the votes eligible to be cast by shareholders. The supermajority 80% vote requirement of
Article 11 of the Certificate of Incorporation shall not be applicable to any transaction approved in advance by at least two-thirds of the entire Board of Directors of the Company, in which case the transaction will require only such shareholder approval as specified under Delaware law. The DGCL requires that approval of the Board of Directors and the holders of a majority of the outstanding stock of the company entitled to vote thereon for mergers or consolidations, and for sales, leases or exchanges of all or substantially all of the Company's assets. The DGCL permits the Company to merge with another corporation without obtaining the approval of the Company's shareholders if (i) the Company is the surviving corporation of the merger, (ii) the merger agreement does not amend the Company's Certificate of Incorporation; (iii) each share of the Company's stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the Company after the merger; and (iv) any authorized but unissued shares or treasury shares of Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Common Stock outstanding immediately prior to the effective date of the merger.

        AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Article 13 of the Company's Certificate of Incorporation generally provides that any amendment of the Certificate of Incorporation must be first approved by a majority of the Board of Directors and then by the holders of at least 80%of the shares of the Company entitled to vote in an election of directors ("Voting Shares"), except that if the amendment is approved by at least two-thirds of the Board of Directors, the amendment shall only need shareholder approval if required by the DGCL and then only by the affirmative vote of the holders of a majority of the Voting Shares.

        The Bylaws of the Company may be amended by a majority of the Board of Directors or by the affirmative vote of a majority of the Voting Shares, except that the affirmative vote of at least 80% of the Voting Shares shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the Bylaws.

DELAWARE CORPORATE LAW

        In addition to the provisions contained in the Company's Certificate of Incorporation, the DGCL includes certain provisions applicable to Delaware corporations, such as the Company, which may be deemed to have an anti-takeover effect. Such provisions include requirements relating to certain business combinations.

        Section 203 of the DGCL ("Section 203") imposes certain restrictions on business combinations between the Company and large shareholders. Specifically,
Section 203 prohibits a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) between the Company or a subsidiary and an "interested shareholder" (as defined in Section 203, generally the beneficial owner of 15% or more of the Company Common Stock) within three years after the person or entity becomes an interested shareholder, unless (i) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by the Company's Board of Directors, (ii) upon consummation of the transaction in which the interested shareholder became such, the interested shareholder holds at least 85% of the Company Common Stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) the business combination is approved by the Company's Board of Directors and by the holders of at least two-thirds of the outstanding Company Common Stock, excluding shares owned by the interested shareholders.

        One of the effects of Section 203 may be to prevent highly leveraged takeovers, which depend upon getting access to the acquired corporation's assets to support or repay acquisition indebtedness and certain coercive acquisition tactics. By requiring approval of the holders of two-thirds of the shares held by disinterested shareholders for business combinations involving an interested shareholder, Section 203 may prevent any interested shareholder from taking advantage of its position as a substantial, if not controlling, shareholder and engaging in transactions with the Company that may not be fair to the Company's other shareholders or that may otherwise not be in the best interests of the Company, its shareholders and other constituencies.

        For similar reasons, however, these provisions may make more difficult or discourage an acquisition of the Company, or the acquisition of control of the Company by a principal shareholder, and thus the removal of incumbent management. In addition, to the extent that Section 203 discourages takeovers that would result in the change of the Company's management, such a change may be less likely to occur.

ANTI-TAKEOVER EFFECTS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

        The foregoing provisions of the Certificate of Incorporation and Bylaws of the Company and Delaware law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the Company's Common Stock. In addition, such provisions may result in the Company being deemed to be less attractive to a potential acquiror and/or might result in shareholders receiving a lesser amount of consideration for their shares of Common Stock than otherwise could have been available.

        The Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Company. The Board of Directors believes that these provisions are in the best interests of the Company and its future shareholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the Board of Directors believes that it is in the best interests of the Company and its future shareholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all shareholders.

        Despite the Board of Directors' belief as to the benefits to the Company's shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

        The Board of Directors of the Company and the Association are not aware of any effort that might be made to acquire control of the Association or the Company.

REGULATORY RESTRICTIONS

        The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings and loan holding company unless the OTS has been given 60 days' prior written notice. The HOLA provides that no company may acquire "control" of a savings and loan holding company without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. Pursuant to federal regulations, control of a savings and loan holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings and loan holding company where certain enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition if (i) it would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security.

        For three years following the Conversion, OTS regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution or its holding company, without the prior written approval of the OTS, except for (i) any offer with a view toward public resale made exclusively to the institution or its holding company or to underwriters or a selling group acting on its behalf, (ii) offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock,
(iii) offers in the aggregate for up to 24.9% by the ESOP or other tax-qualified plans of the Company or the Association, and (iv) an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution or its holding company by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the Conversion. Such prohibition also is applicable to the acquisition of the Common Stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of shareholders. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for the stock of an institution or its holding company under circumstances that give rise to a conclusive or rebuttable determination of control under OTS regulations.

        In addition to the foregoing, the Plan prohibits any person, prior to the completion of the Conversion, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights for Conversion Stock. See "The Conversion - Restrictions on Transfer of Subscription Rights and Shares."

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

        The Company is authorized to issue 60,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The Company currently expects to issue up to a maximum of 12,707,500 Shares of Common Stock, including 6,590,357 shares of Conversion Stock and 6,117,143 Exchange Shares, and no shares of Preferred Stock in the Conversion. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Conversion Stock and the issuance of the Exchange Shares in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

        THE COMMON STOCK WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AUTHORITY.

COMMON STOCK

        DIVIDENDS. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

        VOTING RIGHTS. Upon completion of the Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Association - Restrictions in the Company's Certificate of Incorporation and Bylaws - Limitation on Voting Rights," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights.

        LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

        PREEMPTIVE RIGHTS. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

PREFERRED STOCK

        None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                               CHANGE IN AUDITORS

        On November 6, 1997, the Board of Directors of the Mid-Tier Holding Company terminated the services of Deloitte & Touche LLP as the Mid-Tier Holding Company's and the Association's independent auditors subject to the completion of Deloitte & Touche LLP's audit of the Mid-Tier Holding Company's financial statements for the year ended December 31, 1997. Deloitte & Touche LLP issued reports for the fiscal year ended September 30, 1996, the three months ended December 31, 1996 and the fiscal year ended and December 31, 1997. The audit report for which was deemed released as of March 30, 1998 ("the Release Date"). Such termination was recommended to the Board of Directors by the Audit Committee. In connection with the termination of Deloitte & Touche LLP's services as independent auditors, the Board of Directors of Mid-Tier Holding Company appointed Crowe, Chizek and Company LLP, independent certified public accounts, to perform the audit of the Mid-Tier Holding Company's financial statements for the year ending December 31, 1998.



        Deloitte & Touche LLP's reports on the financial statements for the fiscal year ended September 30, 1996, the three months ended December 31, 1996 and fiscal year ended December 31, 1997 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended September 30, 1996, the three months ended December 31, 1996, the fiscal year ended December 31, 1997 and through the Release Date, there were no disagreements between the Mid-Tier Holding Company or the Association and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.



        During the fiscal year ended September 30, 1996, the three months ended December 31, 1996, the fiscal year ended December 31, 1997 and through the Release Date, Deloitte & Touche LLP did not advise, and has not indicated to the Mid-Tier Holding Company or the Association that it had any reason to advise, the Mid-Tier Holding Company or the Association Registrant of any of the following:

        (a) that the internal controls necessary for the Association to develop reliable financial statements did not exist;

        (b) that information had come to Deloitte & Touche LLP's attention that had led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management;

        (c) (1) the need to expand significantly the scope of the Mid-Tier Holding Company's or the Association's audit, or that information had come to Deloitte & Touche LLP's attention during such time period that if further investigated might (i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rending an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representation or to be associated with the Mid-Tier Holding Company's or the Association's financial statements, and (2) that due to Deloitte & Touche LLP's replacement or for another reason, the issue has not been resolved to Deloitte & Touche LLP's satisfaction prior to its replacement.

        (d) (1) that information had come to Deloitte & Touche LLP's attention that it had concluded materially impacted the fairness or reliability of either
(i) a previously issued audit report or the underlying financial statements, or
(ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Deloitte & Touche LLP's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements, and (2) due to Deloitte & Touche LLP's replacement, or for any other reason, the issue was not resolved to Deloitte & Touche LLP's satisfaction prior to its replacement.

        During the two most recent fiscal years and the subsequent interim periods preceding the selection of Crowe, Chizek and Company, LLP, the Mid-Tier Holding Company and the Association have not consulted Crowe, Chizek and Company LLP regarding the application of accounting principles, either contemplated or proposed, the type of audit opinion that might be rendered on the Association's as the Mid-Tier Holding Company's financial statements or any other matters that would be required to be reported therein.

                                     EXPERTS

         The consolidated financial statements of Community Savings Bankshares, Inc. as of December 31, 1997 and 1996 and September 30, 1996 and for the year ended December 31, 1997, the three months ended December 31, 1996, and each of the two years in the period ended September 30, 1996 included in this Prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing elsewhere herein in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        FinPro, Inc. has consented to the publication herein of the summary of its report to the Company, the Mid-Tier Holding Company and the Association setting forth its opinion as to the estimated pro forma market value of the Common Stock to be outstanding upon completion of the Conversion and its opinion with respect to subscription rights.

                                  LEGAL MATTERS

        The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for the Company and the Association by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to the Company and the Association. The Florida income tax consequences of the Conversion will be passed upon for the Company and the Association by Crowe, Chizek and Company LLP. Certain legal matters will be passed upon for FBR by Peabody & Brown, Washington, D.C.

                             ADDITIONAL INFORMATION

        The Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Conversion Stock and the Exchange Shares offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site that contains registration statements and other reports regarding registrants that file electronically with the SEC (such as the Company). The address of the SEC's web site is http://www.sec.gov. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement summarize the provisions of such contracts or other documents which are deemed material. However, such summaries are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

        The MHC has filed an Application for Conversion with the OTS with respect to the Conversion. This Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the OTS located at 1475 Peachtree Street, N.E. Atlanta, Georgia 30309.

        In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12(g) of the Exchange Act, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Independent Auditors' Report.................................................F-1

Consolidated Statements of Financial Condition as of June 30, 1998
     (unaudited), December 31, 1997 and 1996 and September 30, 1996..........F-2

Consolidated Statements of Operations for the six months ended
     June 30, 1998 and 1997 (unaudited), for the year ended
     December 31, 1997, for the year ended December 31, 1996 and for the years ended September 30, 1996 and 1995.........................F-3

Consolidated Statements of Comprehensive Income for the
     six months ended June 30, 1998 and 1997 (unaudited), for the three months ended December 31, 1997, for the three months ended December 31, 1996 and for the years ended
     September 30 1996 and 1995..............................................F-4

Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 1998 (unaudited), for the year ended December 31, 1997, for the three months ended December 31, 1996 and for the years ended
     September 30, 1996 and 1995.............................................F-5

Consolidated Statements of Cash Flows for the six months ended June 30, 1998 and
     1997 (unaudited), for the year ended December 31, 1997, for the three months ended December 31, 1996 and for the years ended
     September 30, 1996 and 1995............................................ F-6

Notes to Consolidated Financial Statements...................................F-8


        All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

        ComFed, M. H. C. has limited assets other than its shares of Mid-Tier Holding Company Common Stock (which will be cancelled in connection with the Conversion) and has engaged in only minimal activities to date; accordingly, the financial statements of the MHC have been omitted because of their immateriality.

        The Company was incorporated on August 6, 1998. Its current capitalization is $1,000, and it has engaged in only minimal activities to date; accordingly, the financial statements of the Company have been omitted because of their immateriality.

                    [DELOITTE & TOUCHE LLP LETTERHEAD LOGO]


INDEPENDENT AUDITORS' REPORT

Community Savings Bankshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Community Savings Bankshares, Inc. ("Bankshares") and its subsidiary as of December 31, 1997 and 1996 and September 30, 1996, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 1997, the three months ended December 31, 1996 and for each of the two years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of Bankshares' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bankshares and its subsidiary as of December 31, 1997 and 1996 and September 30, 1996, and the results of its operations and its cash flows for the year ended December 31, 1997, the three months ended December 31, 1996, and for each of the two years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP



Certified Public Accountants
West Palm Beach, Florida

February 20, 1998

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
------------------------------------------------------------------------------------------------------------------------------------
                                                                               June 30,           December 31,       September 30,
                                                                                 1998          1997         1996         1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
                                                                                                (In Thousands)
ASSETS Cash and cash equivalents:
Cash and amounts due from depository institutions                              $  16,477    $  12,333    $  13,547    $  15,600

Interest-bearing deposits (Note 1)                                                30,948       13,621       28,895       29,180
                                                                               ---------    ---------    ---------    ---------

    Total cash and cash equivalents                                               47,425       25,954       42,442       44,780

Securities available for sale (Approximate cost -1998, $91,750; 1997,
  $142,357; 1996, $124,643;1996,$125,928)(Notes 1,2,6)                            91,316      142,269      123,152      124,287

Investments - held to maturity  (Approximate fair value - 1998, $25,539;
  1997, $25,585; 1996, $26,266; 1996, $26,093) (Notes 1,3,6,15)                   21,443       21,388       22,139       22,293

Mortgage-backed and related securities - held to maturity (Approximate fair value - 1998, $42,360; 1997, $46,938; 1996,
  $53,880; 1996, $54,988) (Notes 1,4,6)                                           41,884       46,413       53,405       54,945

Loans receivable, net of allowance for loan losses (1998, $2,767;
  1997, $2,662; 1996, $2,542;1996, $2,312)(Notes 1,5,6)                          527,375      451,709      389,040      376,219

Accrued interest receivable (Notes 1,7)                                            2,725        3,162        2,354        2,208

Office properties and equipment, net (Notes 1,8)                                  22,157       20,206       16,368       16,359

Real estate owned, net (Notes 1,9)                                                   711          592        1,455        1,384

Federal Home Loan Bank stock - at cost (Notes 3,6)                                 3,782        3,264        2,864        5,384

Other assets (Note 1)                                                              6,670        5,176        1,990        2,473
                                                                               ---------    ---------    ---------    ---------
Total assets                                                                   $ 765,488    $ 720,133    $ 655,209    $ 650,332
                                                                               =========    =========    =========    =========

LIABILITIES
Deposits (Notes 6,10)                                                          $ 574,383    $ 550,708    $ 513,709    $ 498,929

Mortgage-backed bond, net (Notes 6,15)                                            15,883       16,333       17,230       17,453

Advances from Federal Home Loan Bank (Notes 6, 11)                                75,630       57,341       34,763       36,350

Employee Stock Ownership Plan borrowings (Note 14)                                    --        1,424        1,915        2,064

Advances by borrowers for taxes and insurance                                      5,467          931        1,059        6,861

Other liabilities (Note 14 *                                                       8,221        9,101        7,753       11,599

Deferred income taxes, net (Notes 1,12)                                            2,826        3,036        2,661        2,020
                                                                               ---------    ---------    ---------    ---------
Total liabilities                                                                682,410      638,874      579,090      575,276
                                                                               =========    =========    =========    =========
Commitments and contingencies (Note 13)

SHAREHOLDERS' EQUITY
Preferred stock ($1 par value) 10,000,000 authorized shares,
  no shares issued                                                                    --           --           --           --

Common stock ($1 par value) 20,000,000 authorized shares, 1998, 5,100,120; 1997,
  5,094,920; 1996, 5,090,120; 1996, 5,090,120 shares
  issued and outstanding                                                           5,100        5,095        5,090        5,090

Additional paid-in capital                                                        30,621       30,278       29,920       29,881

Retained income - substantially restricted (Notes 13,16)                          49,347       47,887       44,603       43,902

Common stock purchased by Employee Stock Ownership Plan                           (1,227)      (1,424)      (1,818)      (1,965)

Common stock issued to Recognition and Retention Plan                               (330)        (423)        (608)        (654)

Unrealized decrease in market value of securities  available for sale,
  net of income taxes                                                               (433)        (154)      (1,068)      (1,198)
                                                                               ---------    ---------    ---------    ---------
Total shareholders' equity                                                        83,078       81,259       76,119       75,056
                                                                               ---------    ---------    ---------    ---------
Total liabilities and shareholders' equity                                     $ 765,488    $ 720,133    $ 655,209    $ 650,332
                                                                               =========    =========    =========    =========

See notes to consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                  For the           For the   For the Three
                                                                Six Months            Year        Months         For the Years
                                                                   Ended             Ended        Ended              Ended
                                                                  June 30,        December 31, December 31,      September 30,
                                                             1998         1997        1997        1996         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
                                                                                     (Dollars In Thousands)
Interest income:
  Real estate loans (Note 1)                             $   18,377   $   15,479  $   31,846  $    7,427   $   26,765   $   23,661
  Consumer and commercial business loans                        913          817       1,644         408        1,508        1,197
  Investment securities and securities available
  for sale (Notes 2,3)                                        4,754        5,280      10,422       2,566        8,720        5,945
  Mortgage-backed and related securities (Note 4)             1,637        2,010       4,448       1,004        4,403        4,198
  Interest-earning deposits                                   1,146          991       1,956         491        2,493        2,719
                                                         ----------   ----------  ----------  ----------   ----------   ----------
     Total interest income                                   26,827       24,577      50,316      11,896       43,889       37,720
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Interest expense:
  Deposits (Note 10)                                         11,976       11,031      22,648       5,251       19,247       15,679
  Advances from Federal Home Loan Bank
     and other borrowings (Notes 11, 15)                      2,679        2,229       4,742       1,127        3,612        2,955
                                                         ----------   ----------  ----------  ----------   ----------   ----------
     Total interest expense                                  14,655       13,260      27,390       6,378       22,859       18,634
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Net interest income                                          12,172       11,317      22,926       5,518       21,030       19,086
Provision for loan losses (Notes 1,5)                           213           83         264         243           98          240
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Net interest income after provision for loan losses          11,959       11,234      22,662       5,275       20,932       18,846
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Other income:

  Servicing income and other fees                               104          158         269          33          148          184
  NOW account and other customer fees                         1,677        1,608       3,339         820        3,150        2,767
  Net gain (loss) on sale and early maturities
     of securities available for sale                            --           --          (8)         51           --           --
  Gain on early maturity of investment                           --           --          --          --          254           --
  Gain on sale of other assets                                   --           --         617          --           --           --
  Net gain (loss) on sale of loans receivable                    --           --           3           3         (225)          --
  Miscellaneous                                                 (25)          96         (35)        318          217          443
                                                         ----------   ----------  ----------  ----------   ----------   ----------
     Total other income                                       1,756        1,862       4,185       1,225        3,544        3,394
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Operating expense:
  Employee compensation and benefits (Note 14)                4,994        4,253       8,989       2,125        7,785        7,293
  Occupancy and equipment (Notes 8, 13)                       2,527        2,420       5,059       1,201        4,581        4,506
  Net (gain) loss on real estate owned                           20           (3)       (112)         37         (243)        (812)
  Advertising and promotion                                     467          432         734         240          616          545
  Federal deposit insurance premium                             171           99         270         288        3,883        1,029
  Miscellaneous                                               1,667        1,604       3,621         753        3,178        2,342
                                                         ----------   ----------  ----------  ----------   ----------   ----------
     Total operating expense                                  9,846        8,805      18,561       4,644       19,800       14,903
                                                         ----------   ----------  ----------  ----------   ----------   ----------

Income before provision for income taxes                      3,869        4,291       8,286       1,856        4,676        7,337
                                                         ----------   ----------  ----------  ----------   ----------   ----------
Provision (benefit) for income taxes: (Notes 1,12)
  Current                                                     1,502        1,612       3,042          65        1,817        3,126
  Deferred                                                     (144)         (56)       (112)        631       (1,056)        (363)
                                                         ----------   ----------  ----------  ----------   ----------   ----------
     Total provision for income taxes                         1,358        1,556       2,930         696          761        2,763
                                                         ----------   ----------  ----------  ----------   ----------   ----------

Net income                                               $    2,511   $    2,735  $    5,356  $    1,160   $    3,915   $    4,574
                                                         ==========   ==========  ==========  ==========   ==========   ==========
Earnings per share - basic                               $     0.51   $     0.55  $     1.09  $     0.24   $     0.80   $     0.94
                                                         ==========   ==========  ==========  ==========   ==========   ==========
Earnings per share - diluted                             $     0.49   $     0.54  $     1.06  $     0.23   $     0.79   $     0.94
                                                         ==========   ==========  ==========  ==========   ==========   ==========
Weighted average common shares outstanding - basic        4,970,782    4,919,960   4,929,989   4,902,479    4,869,238    4,845,384
                                                         ==========   ==========  ==========  ==========   ==========   ==========
Weighted average common shares outstanding - diluted      5,116,956    5,021,739   5,054,853   4,951,820    4,936,763    4,882,658
                                                         ==========   ==========  ==========  ==========   ==========   ==========


See notes to consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
------------------------------------------------------------------------------------------------------------------------------------
                                                                  For the         For the     For the Three
                                                                Six Months          Year          Months         For the Years
                                                                   Ended           Ended          Ended              Ended
                                                                  June 30,      December 31,   December 31,      September 30,
                                                             1998         1997      1997          1996         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
                                                                                     (Dollars In Thousands)
  Net income                                                $2,511      $2,735     $5,356        $1,160        $3,915      $4,574
  Other comprehensive income, net of tax:
     Change in unrealized increase (decrease) in
        market value of securities available for sale         (279)        483        914           130          (974)          2
                                                            ------      ------     ------        ------        ------      ------
  Comprehensive income, net of income taxes                 $2,232      $3,218     $6,270        $1,290        $2,941      $4,576
                                                            ======      ======     ======        ======        ======      ======

See notes to consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED), THE YEAR ENDED DECEMBER 31,
1997, THE THREE MONTHS ENDED DECEMBER 31, 1996 AND THE YEARS ENDED SEPTEMBER 30,
1996, AND 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Unrealized
                                                                                                                   Increase
                                                                                                                 (Decrease) in
                                                                             Retained     Employee  Recognition  Market Value
                                                                Additional    Income-       Stock       and      of Securities
                                                       Common    Paid-In   Substantially  Ownership  Retention   Available for
                                                        Stock    Capital    Restricted      Plan        Plan          Sale     Total
                                                      ------------------------------------------------------------------------------
                                                                                        (In Thousands)
Balance - September 30, 1994                          $   --    $    --      $38,583       $    --   $    --     $  (473)   $38,110
Issuance of Common Stock pursuant to
  Reorganization, net of costs of issuance of $1,712   5,000     28,984           --            --        --          --     33,984
Assets distributed to Mutual Holding Company
  pursuant to Reorganization                              --         --         (200)           --        --          --       (200)
Purchase of Common Stock by Employee Stock
  Ownership Plan                                          --         --           --        (2,753)       --          --     (2,753)
Distribution of Common Stock to Recognition
  and Retention Plan                                      89      1,278           --            --    (1,367)         --         --
Net income for the year ended September 30, 1995          --         --        4,574            --        --          --      4,574
Unrealized increase in market value of assets
  available for sale (net of income taxes)                --         --           --            --        --           2          2
Amortization of deferred compensation -Employee Stock
  Ownership Plan and Recognition and Retention Plan       --        (80)          --           297       205          --        422
Dividends declared                                        --         --       (1,291)           --        --          --     (1,291)
                                                      ------------------------------------------------------------------------------

Balance - September 30, 1995                           5,089     30,182       41,666        (2,456)   (1,162)       (471)    72,848
Net income for the year ended September 30, 1996          --         --        3,915            --        --          --      3,915
Stock options exercised                                    1         12           --            --        --          --         13
Transfer from securities held to maturity
  to securities available for sale (net of
  income taxes)                                           --         --           --            --        --         247        247
Unrealized decrease in market value of assets
  available for sale (net of income taxes)                                                                          (974)      (974)
Adjustment to deferred compensation-
  Recognition and Retention Plan                          --       (378)          --            --       378          --         --
Amortization of deferred compensation -Employee
  Stock Ownership Plan and Recognition and                --         65           --           491       130          --        686
Retention Plan
Dividends declared                                        --         --       (1,679)           --        --          --     (1,679)
                                                      ------------------------------------------------------------------------------
Balance - September 30, 1996                           5,090     29,881       43,902        (1,965)     (654)     (1,198)    75,056
Net income for three months ended December 31,
  1996                                                    --         --        1,160            --        --          --      1,160
Stock options exercised                                   --          4           --            --        --          --          4
Unrealized  increase  in market  value of assets
  available for sale (net of income taxes)                --         --           --            --        --         130        130
Amortization of deferred compensation -Employee
  Stock Ownership Plan and Recognition and
  Retention Plan                                          --         35           --           147        46          --        228
Dividends declared                                        --         --         (459)           --        --          --       (459)
                                                      ------------------------------------------------------------------------------
Balance - December 31, 1996                            5,090     29,920       44,603        (1,818)     (608)     (1,068)    76,119
Net income for the year ended December 31, 1997           --         --        5,356            --        --          --      5,356
Stock options exercised                                    5         45           --            --        --          --         50
Unrealized increase in market value of assets
  available for sale (net of income taxes)                --         --           --            --        --         914        914
Amortization of deferred compensation -Employee
  Stock Ownership Plan and Recognition and
  Retention Plan                                          --        313           --           394       185          --        892
Dividends declared                                        --         --       (2,072)           --        --          --     (2,072)
                                                      ------------------------------------------------------------------------------
Balance - December 31, 1997                            5,095     30,278       47,887        (1,424)     (423)       (154)    81,259
                                                      ------------------------------------------------------------------------------
Net income for the six months ended June 30,
  1998 (Unaudited)                                        --         --        2,511            --        --          --      2,511
Stock options exercised (Unaudited)                        5         45           --            --        --          --         50
Unrealized decrease in market  value of assets
  available for sale (net of income taxes)
  (Unaudited)                                             --         --           --            --        --        (279)      (279)
Amortization of deferred compensation -Employee
  Stock Ownership Plan and Recognition and
Retention Plan (Unaudited)                                --        298           --           197        93          --        588
Dividends declared (Unaudited)                            --         --       (1,051)           --        --          --     (1,051)
                                                      ------------------------------------------------------------------------------
Balance - June 30, 1998 (Unaudited)                   $5,100    $30,621      $49,347       $(1,227)  $  (330)    $  (433)   $83,078
                                                      ------------------------------------------------------------------------------

See notes to consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
                                                                  For the         For the     For the Three         For the
                                                                Six Months          Year          Months             Years
                                                                   Ended           Ended          Ended              Ended
                                                                  June 30,      December 31,   December 31,      September 30,
                                                             1998         1997      1997          1996         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
                                                                                     (Dollars In Thousands)
Cash flows from (for) operating activities:
 Net income                                                $  2,511    $  2,735   $  5,356      $  1,160    $  3,915     $  4,574
 Adjustments to reconcile net income to net cash
      provided by (used for) operating activities:
   Depreciation                                                 720         677      1,503           329       1,304        1,353
   Employee Stock Ownership Plan and Recognition
      and Retention Plan compensation expense                   588         371        892           228         686          422
   Deferred income tax provision                               (144)        (56)      (112)          631      (1,056)        (363)
   Accretion of discounts, amortization of premiums,
       and other deferred yield items                        (1,531)       (766)    (1,915)         (396)     (1,494)      (1,497)
   Provision for losses on other assets                          --          --         --            --         200           --
   Provision for loan losses                                    213          83        264           243          98          240
   Provision for losses and net (gains) losses
       on sales of real estate owned                            (15)         (2)      (173)           --         (67)        (102)
   Amortization of discount on mortgage-backed bond             243         246        490           123         496          498
   Net (gain) loss on sale and early maturities of:
          Securities available for sale                          --          --          8           (51)         --           --
          Loans and other assets                                  1         (14)       (16)          (10)        208            4
   Gain on early maturity of investment                          --          --         --            --        (254)          --
   Decrease (increase) in accrued interest receivable           437        (526)      (808)         (146)        (65)      (1,181)
   (Increase) decrease in other assets                       (1,494)     (1,967)    (3,186)          327        (609)         473
   Decrease (increase) in loans available for sale               --         (10)        70           137         109         (316)
   Increase (decrease) in other liabilities                  (1,024)        526      1,347        (3,851)      4,424           85
                                                            -------     -------    -------        ------     -------      -------
      Net cash provided by (used for) operating
        activities                                              505       1,297      3,720        (1,276)      7,895        4,190
                                                            -------     -------    -------        ------     -------      -------
Cash flows from (for) investing activities:
 Loan originations and principal payments on
   loans - net                                              (37,633)    (18,406)   (38,694)      (11,257)    (34,182)     (10,825)
 Principal payments received on mortgage-backed
      and related securities and securities
        available for sale                                   17,004       6,389     14,422         2,840      11,454        5,286
 Principal  payments received on investments - held
      to maturity                                               743         939      1,825           475       2,671        2,694
 Purchases of:
          Loans                                             (38,307)     (2,590)   (24,455)       (1,998)    (16,775)      (2,728)
          Mortgage-backed and related securities                 --          --         --            --      (6,103)     (41,549)
          Investments - held to maturity                         --          --         --            --          --      (30,085)
          Federal Home Loan Bank stock                         (518)       (399)      (400)           --          --           --

          Securities available for sale                          --     (41,309)   (46,311)           --     (67,641)          --
          Office property and equipment                      (2,674)     (2,756)    (5,300)         (344)     (1,481)      (1,805)
 Proceeds from sales of:
          Securities available for sale                          --          --      2,435           100         749           --
          Federal Home Loan Bank stock                           --          --         --         2,520       2,000           --
          Office property and equipment                           1          78        128           178         443           25
          Real estate acquired in settlement of loans           522         189      1,551            --         767        3,130
          Loans purchased                                                               --            --       3,452           --
 Proceeds from calls or maturities of investments-held
      to maturity and securities available for sale          38,381      12,300     19,300            --      22,012       21,000
 Investment in real estate venture                               --         (27)        --           156       1,305        1,588
 Other investing                                                 65        (103)      (351)         (184)       (455)         148
                                                            -------     -------    -------        ------     -------      -------
      Net cash used for investing activities                (22,416)    (45,695)   (75,850)       (7,514)    (81,694)     (53,121)
                                                            -------     -------    -------        ------     -------      -------

Continued on next page

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  For the         For the     For the Three         For the
                                                                Six Months          Year          Months             Years
                                                                   Ended           Ended          Ended              Ended
                                                                  June 30,      December 31,   December 31,      September 30,
                                                             1998         1997      1997          1996         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
                                                                                     (Dollars In Thousands)
  Cash flows from (for) financing activities:
   Net increase (decrease) in
     NOW accounts, demand deposits, and savings accounts     17,571       3,445     17,591        3,112       (1,200)    (34,139)
     Certificates of deposit                                  6,104      23,379     19,408       11,668       62,753      41,868
   Stock subscriptions applied or returned                       --          --         --           --           --     (55,716)
   Advances from Federal Home Loan Bank                      22,000      15,000     30,000           --       22,500      19,000
   Repayment of advances from Federal Home Loan Bank         (3,711)     (3,711)    (7,425)      (1,587)      (4,350)       (800)
   Advances by borrowers for taxes and insurance              4,536       3,776       (128)      (5,802)        (136)         99
   Employee Stock Ownership Plan loan                        (1,424)       (196)      (491)        (149)        (493)      2,557
   Purchases of Employee Stock Ownership Plan shares             --          --         --           --           --      (2,753)
   Sale of common stock-net of issuance costs                                           --           --           13      33,758
   Proceeds from exercise of stock options                       50          --         50            4           --          --
   Payments made on mortgage-backed bond                       (693)       (694)    (1,387)        (346)      (1,387)     (1,387)
   Dividends paid                                            (1,051)       (973)    (1,976)        (448)      (1,618)       (902)
                                                           --------    --------   --------     --------     --------    --------
        Net cash provided by financing activities            43,382      40,026     55,642        6,452       76,082       1,585
                                                           --------    --------   --------     --------     --------    --------
  Net increase (decrease) in cash and cash equivalents       21,471      (4,372)   (16,488)      (2,338)       2,283     (47,346)
  Cash and cash equivalents, beginning of period             25,954      42,442     42,442       44,780       42,497      89,843
                                                           --------    --------   --------     --------     --------    --------
  Cash and cash equivalents, end of period                 $ 47,425    $ 38,070   $ 25,954     $ 42,442     $ 44,780    $ 42,497
                                                           ========    ========   ========     ========     ========    ========

  See notes to consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997, THE YEAR ENDED DECEMBER 31, 1997, THE THREE MONTHS ENDED DECEMBER 31, 1996, AND THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

(Information at June 30, 1998 and 1997 and for the six months then ended is unaudited.)

1.    SIGNIFICANT ACCOUNTING POLICIES

      On September 30, 1997, Community Savings, F. A. (the "Association") completed its reorganization into the two-tier form of mutual holding company ownership. Pursuant to the reorganization, the Association is now the wholly owned subsidiary of the newly-formed, federally chartered mid-tier stock holding company, Community Savings Bankshares, Inc. ("Bankshares"). Bankshares is the majority owned subsidiary of ComFed, M.
      H. C. (the "MHC"). The MHC, Bankshares, and the Association are chartered and regulated by the Office of Thrift Supervision ("OTS").

      The reorganization was accounted for in a manner similar to a pooling of interests and did not result in any significant accounting adjustments. The Bankshares' only significant asset is the common stock of the Association. Consequently, the majority of its net income is derived from the Association.

      The accounting and reporting policies of Bankshares, the Association, and the Association's wholly-owned subsidiary conform to generally accepted accounting principles and to general practices within the savings and loan industry. The following summarizes the more significant of these policies and practices:

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Bankshares, the Association and the Association's wholly-owned subsidiary, ComFed, Inc. ComFed, Inc. was formed for the purpose of owning and operating an insurance agency, Community Insurance Agency. Prior to December 31, 1996, the Association had three other wholly-owned subsidiaries, ComFed Development Co., which was engaged in real estate development activities under joint venture arrangements with local developers, Select Florida Properties, Inc. and Select Florida Properties II, Inc., which were formed to acquire and sell foreclosed assets as well as hold delinquent loans. These subsidiaries were dissolved into ComFed, Inc. All significant intercompany balances and transactions have been eliminated.

      CHANGE IN YEAR END - During January 1997, the Board of Directors voted to change the fiscal year end for all related entities from September 30th to December 31st, effective with the year and three months ending December 31, 1996.

      USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - For presentation purposes in the consolidated financial statements, The Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

      INVESTMENTS - HELD TO MATURITY - Investments - held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. The Association has the intent and ability to hold these securities to maturity.

      SECURITIES AVAILABLE FOR SALE - Securities available for sale are carried at fair value. In accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No.115") unrealized gains or losses related to securities available for sale are excluded from earnings and reported as a net amount as a separate component of shareholders' equity. Gains and losses on sales of securities available for sale are computed using the specific identification method.

      MORTGAGE-BACKED AND RELATED SECURITIES - HELD TO MATURITY -
      Mortgage-backed and related securities - held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. The Association has the intent and ability to hold these securities to maturity.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INTEREST RATE RISK - The Association is engaged principally in providing first mortgage loans (adjustable-rate, fixed-rate and hybrid-rate) to individuals and commercial enterprises. At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, the Association's assets consisted primarily of assets that earned interest at adjustable interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

      PROVISIONS FOR LOSSES - Provisions for losses, which increase the allowances for loan losses and real estate losses, are established by charges to income. Such allowances represent the amounts which, in management's judgment, are adequate to absorb charge-offs of both existing loans which may become uncollectable and for declines in the fair value of real estate owned. The adequacy of the allowances are determined by management's monthly evaluation of the loan and real estate owned portfolios in light of past loss experience, present economic conditions and other factors considered relevant by management. Anticipated changes in economic factors which may influence the level of the allowances are considered in the evaluation by management when the likelihood of the changes can be reasonably determined.

      On October 1, 1995, Bankshares adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", ("SFAS No. 114") and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Recognition and Disclosures", ("SFAS No. 118") an amendment of SFAS No. 114. These standards address the accounting for impairment of certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. Adoption of these standards included the identification of commercial business and commercial real estate loans which are considered impaired under the provisions of SFAS No. 114. Groups of smaller-balance homogeneous loans (generally residential mortgage and consumer installment and other loans) are collectively evaluated for impairment. Adoption of these statements did not have a material impact on Bankshares' financial position or results of operations.

      Under the provisions of these standards, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rates as the discount rate. Alternatively, measurement may also be based on observable market prices, or for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is required as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

      UNCOLLECTED INTEREST - The Association reverses accrued interest on mortgage loans which are more than ninety days past due or if management determines at an earlier date that the loan is not performing and ceases accruing interest on such loans thereafter. Any such interest ultimately collected is credited to income in the period of recovery.

      OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 13 to 50 years for buildings, executed lease terms for leasehold improvements, and from 3 to 10 years for furniture and equipment.

      LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income.

      REAL ESTATE OWNED - Real estate owned is recorded at cost which is the estimated fair value of the property at the time the loan is foreclosed. Subsequent to foreclosure, these properties are carried at the lower of cost or fair value minus estimated costs to sell. Provisions for losses on real estate owned are summarized in Note 9.

      The amounts the Association could ultimately recover from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond its control or changes in its strategy for recovering its investment.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      LIMITED PARTNERSHIP INVESTMENTS IN QUALIFIED AFFORDABLE HOUSING PROJECTS The Association has an approximate 4% limited partner interest in three separate real estate partnerships that operate qualified affordable housing projects. The Association receives tax benefits from the partnerships in the form of tax deductions from operating losses and tax credits. The Association accounts for its investments in the partnerships on the effective yield method and is amortizing the cost over the estimated life of the partnerships (15 years). The amortized cost of the investments at June 30, 1998 and December 31, 1997 is $4.5 million and $3.0 million, respectively, and is included in other assets. Amortization for the six months ended June 30, 1998 and the year ended December 31, 1997 was $140,000 and $147,000, respectively and is included in miscellaneous income. In addition to the tax benefit related to the amortization, tax credits of $174,000 and $197,000, respectively were recognized during the six months ended June 30, 1998 and the year ended December 31, 1997 as a reduction of the provision for income taxes.

      LOAN FEES - Loan origination fees and certain direct incremental costs related to such loans are deferred. Net deferred loan fees are amortized to income using the interest method over the contractual life of the loan. Unamortized net loan fees on loans sold prior to maturity are credited to income as an adjustment to the gain or loss at the time of sale.

      PREMIUMS AND DISCOUNTS ON LOANS - Unearned discounts on home improvement loans and other installment loans are amortized to income over the terms of the related loans using the interest method. Premiums and discounts on loans purchased are amortized to income using the interest method.

      INCOME TAXES - Bankshares, the Association and ComFed, Inc. file consolidated federal and state income tax returns. Income taxes are allocated proportionately to each entity as though separate tax returns were being filed.

      Deferred income taxes are provided on items recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No.109").

      EARNINGS PER SHARE - Earnings per share are determined in accordance with the provisions of SFAS No. 128 "Earnings per Share" ("SFAS No. 128") issued in February 1997. The weighted average number of shares of common stock used in calculating basic earnings per share was determined by reducing outstanding shares by unallocated Employee Stock Ownership ("ESOP") shares and unvested Recognition and Retention Plan ("RRP") shares. Diluted earnings per share includes the maximum dilutive effect of stock issuable upon exercise of common stock options. The effect of stock options on weighted average shares outstanding are calculated using the treasury stock method. All prior period earnings per share data has been restated in accordance with SFAS No. 128.

      IMPACT OF NEW ACCOUNTING ISSUES - In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"), which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact Bankshares' consolidated financial position, results of operations, or cash flows, and any effect will be limited to the form and content of its disclosures. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and is applicable to interim periods. SFAS No. 130 has been adopted in the accompanying financial statements for all periods presented. SFAS No. 131 is also effective for fiscal years beginning after December 15, 1997, but need not be applied to interim financial statements in the initial year of application.

      SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), issued June 1998, must be adopted by the Bankshares as of January 1, 2000. This Statement establishes accounting and reporting standards for derivative financial instruments and for hedging activities. Upon adoption of the Statement, all derivatives must be recognized at fair value as either assets or liabilities in the statement of financial position. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. Upon adoption, retroactive application of this Statement to financial statements of prior periods is not permitted. Bankshares is currently in the process of evaluating the impact of SFAS No. 133 on its consolidated financial position and results of operations.

      RECLASSIFICATIONS - Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the presentation for 1997.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SECURITIES AVAILABLE FOR SALE

      During the quarter ended December 31, 1995, the Association adopted the provisions of SFAS No. 115 Questions and Answers Guide ("SFAS No. 115 Q&A") which allowed a one time reclassification of securities from held to maturity to available for sale between November 15, 1995 and December 31, 1995. Securities totaling $49.5 million were reclassified from held to maturity to available for sale on December 7, 1995. Such reclassification resulted in a credit of $247,000 to shareholders' equity. The Association subsequently sold $749,000 of such securities at no gain or loss. Securities available for sale at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are summarized as follows:

      -------------------------------------------------------------------------------------------------
                                                                        Gross        Gross
                                                          Amortized   Unrealized   Unrealized    Fair
                                                            Cost        Gains        Losses      Value
      -------------------------------------------------------------------------------------------------
                                                                      (Dollars In Thousands)
      June 30, 1998:
        Equity securities                                 $      7      $ 18        $    --    $     25
        United States Government and agency obligations      9,080        47             --       9,127
        Mutual funds                                        41,000        35           (483)     40,552
        Collateralized mortgage obligations:
           Government backed                                 3,165         2             --       3,167
           Private issue                                    38,498       234           (287)     38,445
                                                          --------      ----        -------    --------
           Total collateralized mortgage obligations        41,663       236           (287)     41,612
                                                          --------      ----        -------    --------
           Total securities available for sale            $ 91,750      $336        $  (770)   $ 91,316
                                                          ========      ====        =======    ========
      Weighted average interest rate                          6.35%
                                                          ========

      December 31, 1997:
        Equity securities                                 $      7      $ 16        $    --    $     23
        United States Government and agency obligations     54,937       258            (20)     55,175
        Mutual funds                                        41,000        58           (337)     40,721
        Collateralized mortgage obligations:
           Government backed                                 3,300        30             --       3,330
           Private issue                                    43,113       245           (338)     43,020
                                                          --------      ----        -------    --------
           Total collateralized mortgage obligations        46,413       275           (338)     46,350
                                                          --------      ----        -------    --------
           Total securities available for sale            $142,357      $607        $  (695)   $142,269
                                                          ========      ====        =======    ========
      Weighted average interest rate                          6.52%
                                                          ========
      December 31, 1996:
        Equity securities                                 $      7      $  7        $    --    $     14
        United States Government and agency obligations     28,247        55           (205)     28,097
        Mutual funds                                        43,443        29           (405)     43,067
        Collateralized mortgage obligations:
           Government backed                                 3,601        --             (7)      3,594
           Private issue                                    49,345       147         (1,112)     48,380
                                                          --------      ----        -------    --------
           Total collateralized mortgage obligations        52,946       147         (1,119)     51,974
                                                          --------      ----        -------    --------
           Total securities available for sale            $124,643      $238        $(1,729)   $123,152
                                                          ========      ====        =======    ========
      Weighted average interest rate                          6.60%
                                                          ========
      September 30, 1996:
        Equity securities                                 $     57      $ 58        $    --    $    115
        United States Government and agency obligations     28,238        31           (327)     27,942
        Mutual funds                                        43,443         5           (536)     42,912
        Collateralized mortgage obligations:
           Government backed                                 3,677        --             (7)      3,670
           Private issue                                    50,513       239         (1,104)     49,648
                                                          --------      ----        -------    --------
           Total collateralized mortgage obligations        54,190       239         (1,111)     53,318
                                                          --------      ----        -------    --------
           Total securities available for sale            $125,928      $333        $(1,974)   $124,287
                                                          ========      ====        =======    ========
      Weighted average interest rate                          6.60%
                                                          ========

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Proceeds from the sale of securities available for sale were $0, $0, $2,435,000, $100,000, $749,000 and $0 during the six months ended June 30,
      1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, respectively. For the year ended December 31, 1997, sales resulted in gross losses of $ 8,000. For the three months ended December 31, 1996, sales resulted in gross gains of $51,000. There were no gross realized gains or losses during the six months ended June 30, 1998 and 1997, and the years ended September 30, 1996 and 1995.

      The fair value of securities available for sale is based on quoted market prices.

3.    INVESTMENTS - HELD TO MATURITY
      Investments - held to maturity at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are summarized as follows:

      -------------------------------------------------------------------------------------------------
                                                                        Gross        Gross
                                                          Amortized   Unrealized   Unrealized    Fair
                                                            Cost        Gains        Losses      Value
      -------------------------------------------------------------------------------------------------
                                                                      (Dollars In Thousands)
      June 30, 1998:
       United States Government and agency obligations    $13,820     $ 3,897      $   (94)    $17,623
       Corporate debt issues:
          Chase Federal mortgage-backed bond                6,646         293           --       6,939
          Auto Bond Receivables Corp.                         977          --           --         977
                                                          -------     -------      -------     -------
           Total corporate debt issues                      7,623         293           --       7,916
                                                          -------     -------      -------     -------
           Total investment securities                    $21,443     $ 4,190      $   (94)    $25,539
                                                          =======     =======      =======     =======
      Weighted average interest rate                         8.94%
                                                          =======
      December 31, 1997:
       United States Government and agency obligations    $13,039     $ 3,891      $    --     $16,930
       Corporate debt issues:
          Chase Federal mortgage-backed bond                6,856         311           --       7,167
          Auto Bond Receivables Corp.                       1,493          --           (5)      1,488
                                                          -------     -------      -------     -------
           Total corporate debt issues                      8,349         311           (5)      8,655
                                                          -------     -------      -------     -------
           Total investment securities                    $21,388     $ 4,202      $    (5)    $25,585
                                                          =======     =======      =======     =======
      Weighted average interest rate                         9.29%
                                                          =======
       December 31, 1996:
       United States Government and agency obligations    $11,701     $ 3,807      $    --     $15,508
       Municipal obligations                                  300           1           --         301
       Corporate debt issues:
          Chase Federal mortgage-backed bond                7,236         347           --       7,583
          Auto Bond Receivables Corp.                       2,902           8          (36)      2,874
                                                          -------     -------      -------     -------
           Total corporate debt issues                     10,138         355          (36)     10,457
                                                          -------     -------      -------     -------
           Total investment securities                    $22,139     $ 4,163      $   (36)    $26,266
                                                          =======     =======      =======     =======
      Weighted average interest rate                         8.63%
                                                          =======
       September 30, 1996:
       United States Government and agency obligations    $11,391     $ 3,431      $    --     $14,822
       Municipal obligations                                  300           4           --         304
       Corporate debt issues:
          Chase Federal mortgage-backed bond                7,320         359           --       7,679
          Auto Bond Receivables Corp.                       3,282           8           (2)      3,288
                                                          -------     -------      -------     -------
           Total corporate debt issues                     10,602         367           (2)     10,967
                                                          -------     -------      -------     -------
           Total investment securities                    $22,293     $ 3,802      $    (2)    $26,093
                                                          =======     =======      =======     =======
      Weighted average interest rate                         8.72%
                                                          =======

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The table below sets forth the contractual maturity distribution of the investments - held to maturity at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996.

      -------------------------------------------------------------------------------------------------------------------
                                      June 30, 1998       December 31, 1997     December 31, 1996    September 30, 1996
                                    Carrying     Fair     Carrying     Fair     Carrying     Fair    Carrying     Fair
                                      Value     Value      Value      Value      Value      Value      Value     Value
      -------------------------------------------------------------------------------------------------------------------
                                                                    (In Thousands)
      Due in one year or less        $ 1,324   $ 1,372    $ 1,251    $ 1,334    $   300    $   301   $   300   $   304
      Due after one year through
           five years                    977       977      1,493      1,488      4,030      4,131     4,379     4,517
      Due after five years through
           ten years                  12,496    16,251     11,283     14,945     10,111     13,675     9,843    13,049
      Due after ten years              6,646     6,939      7,361      7,818      7,698      8,159     7,771     8,223
                                     -------   -------    -------    -------    -------    -------   -------   -------
      Total                          $21,443   $25,539    $21,388    $25,585    $22,139    $26,266   $22,293   $26,093
                                     =======   =======    =======    =======    =======    =======   =======   =======

      There were no sales of investment securities - held to maturity during the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, or the years ended September 30, 1996 and 1995. The fair value of investment securities is based on quoted market prices.

      Federal Home Loan Bank Stock - At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, the Association held $3,782,000, $3,264,000,
      $2,864,000 and $5,384,000, respectively, of FHLB Stock, which approximates fair value. FHLB Stock is not readily marketable as it is not traded on a registered security exchange.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    MORTGAGE-BACKED AND RELATED SECURITIES - HELD TO MATURITY

      Mortgage-backed and related securities - held to maturity at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are summarized as follows:

      --------------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross
                                                              Amortized   Unrealized     Unrealized       Fair
                                                                Cost        Gains         Losses         Value
      --------------------------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
      June 30, 1998:
        FHLMC                                                  $ 6,324      $    48        $   (50)     $ 6,322
        GNMA - pass throughs                                     1,525           54             (7)       1,572
        FNMA - pass throughs                                     2,925           11             --        2,936
        Agency for International Development - pass throughs       212           --             --          212
        Collateralized mortgage obligations:
          Government-backed                                     10,046          235            (15)      10,266
          Private issue                                         20,846          223            (23)      21,046
                                                               -------      -------        -------      -------
           Total collateralized mortgage obligations            30,892          458            (38)      31,312
        CMO residual interest bonds                                  6           --             --            6
                                                               -------      -------        -------      -------
           Total mortgage-backed and related securities        $41,884      $   571        $   (95)     $42,360
                                                               =======      =======        =======      =======

      December 31, 1997:
        FHLMC                                                  $ 7,465      $    62        $   (85)     $ 7,442
        GNMA - pass throughs                                     1,751           63             --        1,814
        FNMA - pass throughs                                     3,316           11            (10)       3,317
        Agency for International Development - pass throughs       236           --             --          236
        Collateralized mortgage obligations:
          Government-backed                                     10,872          344             --       11,216
          Private issue                                         22,766          273           (133)      22,906
                                                               -------      -------        -------      -------
           Total collateralized mortgage obligations            33,638          617           (133)      34,122
        CMO residual interest bonds                                  7           --             --            7
                                                               -------      -------        -------      -------
           Total mortgage-backed and related securities        $46,413      $   753        $  (228)     $46,938
                                                               =======      =======        =======      =======
      December 31, 1996:
        FHLMC                                                  $ 9,673      $    79        $  (143)     $ 9,609
        GNMA - pass throughs                                     2,108           74             --        2,182
        FNMA - pass throughs                                     3,933           --            (13)       3,920
        Agency for International Development - pass throughs       317           --             --          317
        Collateralized mortgage obligations:
          Government-backed                                     12,229          526             (8)      12,747
          Private issue                                         25,130          300           (340)      25,090
                                                               -------      -------        -------      -------
           Total collateralized mortgage obligations            37,359          826           (348)      37,837
        CMO residual interest bonds                                 15           --             --           15
                                                               -------      -------        -------      -------
           Total mortgage-backed and related securities        $53,405      $   979        $  (504)     $53,880
                                                               =======      =======        =======      =======

      September 30, 1996:
        FHLMC                                                  $ 9,973      $    73        $  (269)     $ 9,777
        GNMA - pass throughs                                     2,233           79            (14)       2,298
        FNMA - pass throughs                                     4,076            2           (140)       3,938
        Agency for International Development - pass throughs       335           --             --          335
        Collateralized mortgage obligations:
          Government-backed                                     12,763          510            (34)      13,239
          Private issue                                         25,545          353           (517)      25,381
                                                               -------      -------        -------      -------
           Total collateralized mortgage obligations            38,308          863           (551)      38,620
        CMO residual interest bonds                                 20           --             --           20
                                                               -------      -------        -------      -------
           Total mortgage-backed and related securities        $54,945      $ 1,017        $  (974)     $54,988
                                                               =======      =======        =======      =======

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      There were no sales of mortgage-backed and related securities - held to maturity during the six months ended June 30, 1998, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995. The fair value of mortgage-backed and related securities is based on quoted market prices.

      Mortgage-backed securities represent participating interest in pools of long-term first mortgage loans. Although mortgage-backed securities are initially issued with a stated maturity date, the underlying mortgage collateral may be prepaid by the mortgagee and, therefore, such certificates may not reach their maturity date.

      The Association also invests in mortgage-related securities such as collateralized mortgage obligations ("CMOs"), CMO residual interest bonds, and real estate investment conduits ("REMICs"). These securities are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Association invests primarily in senior sequential tranches of CMOs. Such tranches have stated maturities ranging from 6.5 years to 30 years; however, because of prepayments, the expected weighted average life of these securities is less than the stated maturities. At June 30, 1998 and December 31, 1997, the Association had $30,892,000 and $33,638,000, respectively, in such mortgage-related securities, which were held for investment and had a market value of $31,312,000 and $34,122,000, respectively. Fixed-rate CMOs have coupon rates ranging from 6.0% to 12.0%. Variable-rate CMOs are indexed to the London Interbank Offered Rate ("LIBOR") or the Ten-Year Treasury Index, and the residual tranches do not have a stated coupon. The weighted average yield of the CMO securities was 6.89% at June 30, 1998. The residual interest is in a CMO in which at least one class of bonds has a variable interest rate. In these investments, a rise in the variable-rate index reduces the cash flows available to the residual owner. Conversely, in a low interest rate environment, collateral prepayments will usually accelerate. The Association's ability to recover its investment in the CMO residuals is dependent on the future outcome of the above factors. At June 30, 1998 and December 31, 1997, the Association's interest in CMO residual bonds was $6,000 and $6,500, respectively, with a market value of $6,000 and $6,500, respectively.

5.    LOANS RECEIVABLE

      Loans receivable consisted of the following:

      ------------------------------------------------------------------------------------------------------------------------
                                                             June 30,    December 31,       December 31,     September 30,
                                                               1998          1997               1996             1996
      ------------------------------------------------------------------------------------------------------------------------
                                                                                  (In Thousands)
      Real estate loans:
        Residential 1-4 family                                $419,069      $339,117           $293,296          $284,267
        Residential 1-4 family held for sale
              (at lower of cost or estimated fair value)             -             -                 70               207
        Residential construction loans                          42,807        32,828             33,158            33,520
        Nonresidential construction loans                        4,217         2,022              2,200             2,200
        Land loans                                              12,409        17,117             19,426            16,846
        Multi-family loans                                       8,739         8,800              8,096             8,153
        Commercial                                              46,147        59,220             37,815            38,433
                                                              --------      --------           --------          --------
          Total real estate loans                              533,388       459,104            394,061           383,626
                                                              --------      --------           --------          --------

      Non-real estate loans:
        Consumer loans                                          15,191        15,694             16,028            15,606
        Commercial business                                      5,508         3,530              2,458             1,874
                                                              --------      --------           --------          --------
          Total non-real estate loans                           20,699        19,224             18,486            17,480
                                                              --------      --------           --------          --------
          Total loans receivable                               554,087       478,328            412,547           401,106

      Less:
        Undisbursed loan proceeds                               25,134        24,163             20,765            22,318
        Unearned discount (premium) and
            net deferred loan fees (costs)                      (1,189)         (206)               200               257
        Allowance for loan losses                                2,767         2,662              2,542             2,312
                                                              --------      --------           --------          --------
      Total loans receivable, net                             $527,375      $451,709           $389,040          $376,219
                                                              ========      ========           ========          ========

The Association's lending market is concentrated in Palm Beach, Martin, St. Lucie, and Indian River Counties in Florida.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Non accrual loans consisted of the following:

      -----------------------------------------------------------------------------------------------------------------
                                                                                      At or for the
                                                 At or for the       At or for the    Three Months     At or for the
                                               Six Months Ended        Year Ended         Ended         Years Ended
                                                   June 30,           December 31,     December 31,     September 30,
                                              1998         1997           1997            1996         1996      1995
      -----------------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
      Principal balance of loans not
       accruing interest                     $1,366      $1,466          $1,379          $1,631        $842      $662
      Interest not accrued related to
       above loans                               63          98              86              65          44        49

      An analysis of the changes in the allowance for loan losses for the year ended December 31, 1997, the three months ended December 31, 1996 and the years ended September 30, 1996, and 1995 is as follows:

      --------------------------------------------------------------------------------------------------------------------
                                  For the Six Months Ended      For the Year        For the Three     For the Years Ended
                                          June 30,                 Ended            Months Ended        September 30,
                                      1998       1997         December 31, 1997    December 31, 1996     1996      1995
      --------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
      Balance, beginning of period   $2,662     $2,542             $2,542               $2,312          $3,492     $3,390
      Provision charged to income       213         83                264                  243              98        240
      Losses charged to allowance      (108)       (23)              (144)                 (13)         (1,278)      (138)
      Recoveries                         --         --                 --                   --              --         --
                                     ------     ------             ------               ------          ------     ------
      Balance, end of year           $2,767     $2,602             $2,662               $2,542          $2,312     $3,492
                                     ======     ======             ======               ======          ======     ======

      During the year ended September 30, 1996, the Association sold its interest in a note with a net carrying value of $3,453,000. Included in the allowance for loan losses at September 30, 1995 was a $1,200,000 specific reserve related to such interest. In connection with the sale, the Association recorded an additional loss of $217,000.

      Loans Held for Sale - The Association originates both adjustable- and fixed-rate loans. The adjustable- and fixed-rate loans with original maturities of 15 years or less are held in the Association's portfolio. Based on management's assessment of current portfolio mix and Board of Director established limits, fixed-rate loans with maturities greater than 15 years are either held in the portfolio or sold when originated, except those originated for special financing on low income housing. Included in loans receivable at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are $0, $0, $70,000 and $207,000, respectively, of loans held for sale.

      Loans Serviced for Others - Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid balances of these loans at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 and 1995 were $16,331,000,
      $18,967,000, $21,761,000, $22,466,000 and $26,466,000, respectively.
      Custodial escrow balances maintained in connection with the foregoing loan servicing were $295,000, $47,000, $57,000 and $497,000 and $600,000, respectively.

      Rate Composition of Loans - The Association originates and purchases both adjustable- and fixed-rate loans. At June 30, 1998 and December 31, 1997, fixed-rate loans totaled $300,872,000 and $178,630,000, respectively, and adjustable-rate loans totaled $253,215,000 and $273,079,000, respectively. The adjustable-rate loans have interest rate adjustment limitations and are indexed to the OTS National Monthly Median Cost of Funds, the U. S. Treasury Weekly Average Yield index, or the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Association pays on the short-term deposits that have been primarily utilized to fund those loans.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Commercial Real Estate Lending - The Association originates and purchases commercial real estate and construction loans, which totaled $50,364,000, $61,242,000, $40,015,000 and $40,633,000 at June 30, 1998, December 31,
      1997 and 1996 and September 30, 1996, respectively. These loans are considered by management to be of a somewhat greater risk of collectibility due to the dependency on income production or future development of the real estate. Accordingly, the Association's management establishes a greater provision for probable, but not yet identified, losses on these loans than on less risky residential mortgage loans. The composition of commercial real estate loans and its primary collateral at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are approximately as follows:

      ---------------------------------------------------------------------------------------------------------------------
                                                               June 30,      December 31,   December 31,    September 30,
                                                                 1998            1997           1996            1996
      ---------------------------------------------------------------------------------------------------------------------
                                                                                    (In Thousands)

      Commercial land                                           $ 3,834         $ 6,037       $   451          $   120
      Office buildings                                            4,688           4,614         4,598            4,583
      Hotel property                                                277             210         2,439            4,310
      Shopping centers                                            3,005           3,124         3,262            3,293
      Light industrial and warehouses                             7,677           9,243         7,265            7,444
      Churches                                                    5,625           5,733         5,468            4,433
      Other commercial                                           21,041          30,259        14,332           14,250
                                                                -------         -------       -------          -------
      Total commercial real estate                               46,147          59,220        37,815           38,433

      Commercial construction projects                            4,217           2,022         2,200            2,200
                                                                -------         -------       -------          -------
      Total commercial real estate and construction loans       $50,364         $61,242       $40,015          $40,633
                                                                =======         =======       =======          =======

      Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a federally chartered savings and loan association's aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Association is federally chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. At June 30, 1998 and December 31, 1997, management estimates that, while remaining in compliance with this limitation, the Association could have originated an additional $242,868,000 and $218,950,000, respectively, of commercial real estate loans, but has no immediate plans to do so.

      Loans to One-Borrower Limitation - Under FIRREA, the Association may not make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus. This 15% limitation results in a dollar limitation of approximately $10,996,000 and $10,507,000 at June 30, 1998 and December 31, 1997, respectively. At June 30, 1998 and December 31, 1997, the Association met the loans to one borrower limitation under current regulations.

      Loans to Officers and Directors - The Association offers loans to its employees, including directors and senior management, at prevailing market interest rates. For adjustable-rate loans, employees are offered a 50 basis point reduction from the margin. The Association waives the points charged for employee loans. However, directors and senior management pay points based on current loan terms. These loans are made in the ordinary course of business and on substantially the same terms and collateral requirements as those of comparable transactions prevailing at the time. The total loans to such persons did not exceed 5% of retained earnings at June 30, 1998 and December 31, 1997. At June 30, 1998 and December 31, 1997, the total of loans to directors, executive officers, and associates of such persons was $944,000 and $433,000, respectively.

      Troubled Debt Restructuring - Included in loans receivable at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are loans considered to be troubled debt restructured with an aggregate recorded investment of $0, $1,044,000, $1,071,000 and $1,081,000, respectively.
      Included in interest income is interest on these loans which totaled $0, $46,000, $91,000, $24,000, $94,000, and $69,000 for the six months ended
      June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, respectively.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Impaired Loans - Impaired loans owned by the Association have been recognized in conformity with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" as of October 1, 1995. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not necessarily impaired during an insignificant delay or insignificant shortfall in the amount of payments.

      An analysis of the recorded investment in impaired loans is as follows:

      ------------------------------------------------------------------------------------------------------------------------
                                         At or for the         At or for the         At or for the          At or for the
                                       Six Months Ended          Year Ended        Three Months Ended        Years Ended
                                           June 30,             December 31,          December 31,          September 30,
                                      1998           1997           1997                  1996            1996         1995
      ------------------------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
      Impaired loan balance           $ --          $1,056         $1,044                 $1,071          $1,081       $6,244
      Related allowance                 --             252            252                    252             252        1,452
      Average impaired loan
      balance                          522           1,050          1,057                  1,076           4,046        5,597
      Interest income recognized        --              46             91                     24              94           69

      The Association's policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 90 days delinquent or if management determines at an earlier date that the loan is not performing and ceases accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery. Cash receipts for impaired loans are used first to satisfy any outstanding interest due, and any amounts remaining are applied to the outstanding principal balance.

6.    PLEDGED ASSETS

      In the normal course of doing business the Association is required to comply with certain collateral requirements.

      The following tables set forth amounts of various asset components, as of June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 which were pledged as collateral:

      --------------------------------------------------------------------------------------------------------------------
                                                               June 30,     December 31,     December 31,    September 30,
                                                                 1998           1997             1996            1996
      --------------------------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
      Real estate loans (unpaid principal balance)             $75,630        $54,018           $31,847         $30,833
      FHLB Stock and accrued interest                            3,851          3,323             2,916           5,517
                                                               -------        -------           -------         -------
      Total pledged to the FHLB                                $79,481        $57,341           $34,763         $36,350
                                                               =======        =======           =======         =======

      Other pledged assets:
      Deposits of public funds - State of Florida
        Mortgage-backed and related securities                 $21,681        $31,681           $21,681         $21,681
      Line of credit - Federal Reserve Bank of Atlanta
        United States Government and agency obligations          1,800          1,800             1,800           1,800
      Treasury tax and loan deposits
        United States Government and agency obligations            300            200               200             200
      Mortgage-backed bond
        Unpaid principal balance of loans                       35,949         31,738            37,395          38,863
                                                               -------        -------           -------         -------
      Total for other pledged assets                           $59,730        $65,419           $61,076         $62,544
                                                               =======        =======           =======         =======

FHLB Advances - The Association has a security agreement with the FHLB which includes a blanket floating lien that requires the Association to maintain as collateral for its advances, the Association's FHLB capital stock and first mortgage loans equal to 100% of the unpaid amount of FHLB advances outstanding.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 consisted of the following:

      -------------------------------------------------------------------------------------------------------------------
                                                    June 30,            December 31,     December 31,     September 30,
                                                      1998                  1997             1996             1996
      -------------------------------------------------------------------------------------------------------------------
                                                                               (In Thousands)
      Loans                                         $1,800                  $1,404          $  711           $  612
      Investments                                       98                     106             141              184
      Securities available for sale                    564                   1,372           1,169              979
      Mortgage-backed and related securities           263                     280             333              433
                                                    ------                  ------          ------           ------
      Total accrued interest receivable             $2,725                  $3,162          $2,354           $2,208
                                                    ======                  ======          ======           ======

8.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 are summarized as follows:

      -------------------------------------------------------------------------------------------------------------------
                                                    June 30,            December 31,     December 31,     September 30,
                                                      1998                  1997             1996             1996
      -------------------------------------------------------------------------------------------------------------------
                                                                               (In Thousands)
       Land                                          $  6,684             $  5,571         $  3,347         $  3,317
       Buildings and improvements                      17,205               16,431           15,623           15,558
       Furniture and equipment                         16,052               15,268           13,052           12,974
                                                     --------             --------         --------         --------
       Total                                           39,941               37,270           32,022           31,849
       Less accumulated depreciation                  (17,784)             (17,064)         (15,654)         (15,490)
                                                     --------             --------         --------         --------
       Total office properties and equipment - net   $ 22,157             $ 20,206         $ 16,368         $ 16,359
                                                     ========             ========         ========         ========

9.    REAL ESTATE OWNED

      Real estate owned at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 consisted of the following:

      -------------------------------------------------------------------------------------------------------------------
                                                    June 30,            December 31,     December 31,     September 30,
                                                      1998                  1997             1996             1996
      -------------------------------------------------------------------------------------------------------------------
                                                                               (In Thousands)
      Real estate owned                              $752                   $633            $1,547            $1,476
      Less allowance for loss                          41                     41                92                92
                                                     ----                   ----            ------            ------
      Total real estate owned                        $711                   $592            $1,455            $1,384
                                                     ====                   ====            ======            ======

       Changes in allowance for losses on real estate owned were as follows:

       -------------------------------------------------------------------------------------------------------------------
                                            For the Six          For the Year     For the Three
                                            Months Ended             Ended         Months Ended    For the Years Ended
                                              June 30,            December 31,      December 31,       September 30,
                                         1998         1997           1997              1996          1996        1995
       -------------------------------------------------------------------------------------------------------------------
                                                                        (In Thousands)
       Balance, beginning of period      $41          $92             $92               $92          $113         $ 80
       Provision charged to income        --           --               4                --             8          141
       Losses charged to allowance        --          (43)            (55)               --           (29)        (108)
                                         ---          ---             ---               ---           ---         ----
       Balance, end of period            $41          $49             $41               $92           $92         $113
                                         ===          ===             ===               ===           ===         ====

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   DEPOSITS

      The weighted-average interest rates on deposits at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 were 4.16%, 4.21%, 4.05% and
      4.09%, respectively. Deposit accounts, by type and range of rates at June 30, 1998 and 1997, December 31, 1997 and 1996 and September 30, 1996
      consisted of the following:

      --------------------------------------------------------------------------------------------------------------------
                                                                 June 30,           December 31,           September 30,
                                                                   1998           1997        1996             1996
      --------------------------------------------------------------------------------------------------------------------
                                                                                   (In Thousands)
      Account type and rate:
      Non-interest-earning checking accounts                     $ 29,563       $ 24,715     $ 18,627        $ 19,532
      NOW, Super NOW and funds transfer accounts 1998,
         1997, 1996, and 1995, 1.00% through 1.98%                 74,355         69,862       67,076          63,098
      Passbook and statement accounts 1998, 1997,
         1996, and 1995, 1.73%through 1.98%                        32,936         30,221       30,821          30,875
      Money market accounts 1998, 1997, 1996, and 1995,
         2.27% through 3.40%                                       84,347         78,832       69,514          69,421
                                                                 --------       --------     --------        --------
      Total non-certificate accounts                              221,201        203,630      186,038         182,926
                                                                 --------       --------     --------        --------
      Certificates:
       3.00% or less                                                1,211          1,436        1,035           1,600
       3.01% - 3.99%                                                   11             11          598             903
       4.00% - 4.99%                                               37,827         35,699       51,484          80,831
       5.00% - 5.99%                                              269,293        262,029      232,313         193,281
       6.00% - 6.99%                                               36,033         39,186       33,568          29,571
       7.00% - 7.99%                                                8,807          8,717        8,673           9,817
                                                                 --------       --------     --------        --------
       Total certificates of deposit                              353,182        347,078      327,671         316,003
                                                                 --------       --------     --------        --------
       Total deposits                                            $574,383       $550,708     $513,709        $498,929
                                                                 ========       ========     ========        ========

      Individual deposits greater than $100,000 at June 30, 1998, December 31, 1997 and 1996 and September 30, 1998 aggregated approximately $79,893,000, $87,257,000, $72,504,000 and $67,467,000, respectively. Deposits in excess of $100,000 are not insured.

      Scheduled maturities of certificate accounts at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 were as follows:

      -------------------------------------------------------------------------------------------------------------------
                                                    June 30,      December 31,       December 31,         September 30,
                                                      1998            1997               1996                  1996
      -------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
      Maturity
      Less than 1 year                              $241,203        $260,941           $253,587             $240,240
      1 year - 2 years                                66,951          30,794             29,270               32,254
      2 years - 3 years                               14,414          27,832             12,146               10,460
      3 years - 4 years                               16,687          11,220             20,167               20,953
      4 years - 5 years                               12,971          15,065             11,694               10,738
      Thereafter                                         956           1,226                807                1,358
                                                    --------        --------           --------             --------
      Total certificates of deposit                 $353,182        $347,078           $327,671             $316,003
                                                    ========        ========           ========             ========

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Interest expense on deposits consisted of the following during the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996 and the years ended September 30, 1996 and 1995:

      --------------------------------------------------------------------------------------------------------------------
                                      For the Six Months          For the        For the Three         For the Years
                                            Ended                Year Ended       Months Ended             Ended
                                           June 30,             December 31,      December 31,          September 30,
                                      1998           1997           1997              1996           1996           1995
      --------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
      Passbook accounts              $   273       $   265        $   522           $  133         $   560       $   625
      NOW accounts                       360           368            701              201             930         1,002
      Money market accounts            1,397         1,135          2,377              552           2,023         2,143
      Certificate accounts             9,946         9,263         19,048            4,365          15,734        11,909
                                     -------       -------        -------           ------         -------       -------
      Total interest expense         $11,976       $11,031        $22,648           $5,251         $19,247       $15,679
                                     =======       =======        =======           ======         =======       =======

11.   ADVANCES FROM FEDERAL HOME LOAN BANK

      At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, outstanding advances from the FHLB totaled $75,630,000, $57,341,000, $34,763,000 and $36,350,000, respectively.

      Scheduled maturities of FHLB advances at December 31, 1997 were as follows:

      ------------------------------------------------------------------------------------------------------
                    Years Ending                      Average Interest                          $
                    December 31,                            Rate                            Maturing
      ------------------------------------------------------------------------------------------------------
                                                                                    (Dollars in Thousands)
                        1998                               6.80%                           $ 7,421
                        1999                               6.83                              6,734
                        2000                               6.35                              8,471
                        2001                               6.36                              7,572
                        2002                               5.93                             26,071
                        2003                               6.69                              1,072
                                                           ----                            -------
                        Total FHLB advances                6.28%                           $57,341
                                                           ====                            =======

12.   INCOME TAXES

      In accordance with SFAS No. 109, deferred income tax assets and liabilities are computed annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

      On May 13, 1997, the Association received permission from the Internal Revenue Service ("IRS") to change its accounting period, for federal income tax purposes, from September 30th to December 31st, effective December 31, 1996. In order to comply with IRS requirements, the Association filed a consolidated tax return for the short period October 1, 1996 through December 31, 1996.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Income tax provision consists of the following components for the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995:

      -------------------------------------------------------------------------------------------------------------------------
                                                  For the Six      For the Year     For the Three          For the Years
                                                 Months Ended         Ended          Months Ended              Ended
                                                   June 30,        December 31,      December 31,          September 30,
                                                1998      1997         1997              1996            1996        1995
      -------------------------------------------------------------------------------------------------------------------------
                                                 (Unaudited)
      Current - federal                        $1,379    $1,474      $2,745               $ 49           $ 1,592     $2,789
      Current - state                             123       138         297                 16               225        337
                                               ------    ------      ------               ----           -------     ------
      Total current                             1,502     1,612       3,042                 65             1,817      3,126

Deferred - federal and state                     (144)      (56)       (112)               631            (1,056)      (363)
                                               ------    ------      ------               ----           -------     ------
      Total provision for income taxes          1,358     1,556      $2,930               $696           $   761     $2,763
                                               ======    ======      ======               ====           =======     ======

      Bankshares' provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

      --------------------------------------------------------------------------------------------------------------------
                                             For the Year         For the Three                 For the Years
                                                 Ended             Months Ended                     Ended
                                             December 31,          December 31,                 September 30,
                                                 1997                  1996                1996                1995
                                            Amount        %       Amount       %      Amount      %       Amount       %
      --------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
       Tax at federal tax rate              $2,900     35.0%      $650      35.0%    $1,637     35.0%     $2,568      35.0%
         State income taxes, net of
            Federal income tax
               benefits                        281      3.3         70       3.8        139      3.0         186       2.5
            Reversal of prior year
               liability                        --       --         --        --     (1,140)   (24.4)         --        --
         Other                                (168)    (2.0)        (6)     (0.3)       172      3.7          82       1.1
         Benefit of graduated tax
               rate                            (83)    (1.0)       (18)     (1.0)       (47)    (1.0)        (73)     (1.0)
                                            ------     ----       ----      ----     ------    -----      ------      ----
      Total provision for income
               taxes                        $2,930     35.3%      $696      37.5%    $  761     16.3%     $2,763      37.6%
                                            ======     ====       ====      ====     ======     ====      ======      ====

      --------------------------------------------------------------------------------------------------------------------
                                                                                 For the Six                For the Six
                                                                                 Months Ended               Months Ended
                                                                                   June 30,                   June 30,
                                                                                     1998                       1997
                                                                                Amount       %            Amount       %
      --------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)              (Unaudited)
      Tax at federal tax rate                                                   $1,354       35.0%       $1,501       35.0%
      State                                                                        116        3.0           142        3.3
      Reversal                                                                      --         --            --         --
      Other                                                                        (73)      (1.9)          (44)      (1.0)
      Benefit                                                                      (39)      (1.0)          (43)      (1.0)
                                                                                ------       ----        ------       ----
      Total                                                                     $1,358       35.1%       $1,556       36.3%
                                                                                ======       ====        ======       ====

      During the year ended September 30, 1996, management concluded that a liability accrued in prior years was no longer required and reversed such liability resulting in a $1,140,000 credit to the 1996 income tax provision.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The tax effect of temporary differences that gave rise to deferred tax assets and deferred tax liabilities are presented below:

      -------------------------------------------------------------------------------------------------------------------
                                                               For the Year   For the Three         For the Years
                                                                  Ended        Months Ended             Ended
                                                               December 31,    December 31,         September 30,
                                                                   1997            1996           1996         1995
      -------------------------------------------------------------------------------------------------------------------
                                                                                    (In Thousands)
      Deferred tax liabilities:
        Depreciation                                               $  582         $  627        $  639        $  551
        Loan fee income                                               170            167           188           319
        FHLB stock dividends                                          457            454           868         1,172
        Deferred loan costs                                           467            412           392           208
        Unamortized discount on mortgage-backed bond                2,112          2,302         2,350         2,526
        Book over tax on investments in partnerships                1,003          1,003           937           882
        Other                                                          --             --            --            17
                                                                   ------         ------        ------        ------
      Gross deferred tax liabilities                                4,791          4,965         5,374         5,675
                                                                   ------         ------        ------        ------
      Deferred tax assets:
        Excess of book bad debt reserve over tax reserve            1,043            918           907         1,298
        Retirement plans                                              586            802           686           586
        Unrealized loss on decrease in fair value
           of securities available for sale                            33            561           615           182
        Deferred loss on loans held for sale                           43             46            48            60
        Deferred compensation                                         130            115           109           105
        SAIF recapitalization                                          --             --         1,088            --
        Other                                                          19             --            83           117
                                                                   ------         ------        ------        ------
      Gross deferred tax assets                                     1,854          2,442         3,536         2,348
                                                                   ------         ------        ------        ------
        Valuation  allowance on  unrealized  loss on decrease in
           fair value of securities available for sale                (99)          (138)         (182)         (182)
                                                                   ------         ------        ------        ------
      Gross deferred tax assets - net of valuation allowance        1,755          2,304         3,354         2,166
                                                                   ------         ------        ------        ------
      Net deferred tax liability                                   $3,036         $2,661        $2,020        $3,509
                                                                   ======         ======        ======        ======

      During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995.
      Section 593 allowed thrift institutions, including the Association, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six year period beginning in 1996. The Association had no excess reserves as of December 31, 1996 and the recapture has no effect on Bankshares' statement of operations as taxes were provided for in prior years in accordance with SFAS 109, "Accounting for Income Taxes." The same legislation forgave the tax liability on pre-1987 accumulated bad debt reserves which would have penalized any thrift choosing to adopt a bank charter because the tax would have become due and payable. The unrecorded potential liability that was forgiven approximated $4.3 million.

13.   COMMITMENTS AND CONTINGENCIES

      Loan Commitments - In the normal course of business, the Association makes commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The interest rates on both fixed- and variable-rate loans are based on the market rates in effect on the date of closing.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Commitments generally have fixed expiration dates of 30 to 60 days and other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include single-family homes, marketable securities and income-producing residential and commercial properties. Credit losses may occur when one of the parties fails to perform in accordance with the terms of the contract. The Association's exposure to credit risk is represented by the contractual amount of the commitments to extend credit. Commitments to extend credit for mortgage loans, excluding undisbursed portions of loans in process, were approximately $7,598,000, $4,733,000, $5,732,000 and $16,551,000 at June 30, 1998, December 31, 1997
      and 1996 and September 30, 1996, respectively.

      At June 30, 1998, the $7,598,000 of loan commitments were comprised of approximately $5,895,000 of fixed-rate commitments and $1,703,000 of variable rate commitments. At December 31, 1997, the $4,733,000 of loan commitments were comprised of approximately $3,593,000 of fixed-rate commitments and $1,140,000 of variable-rate commitments. These commitments are at prevailing market rates and terms. Interest rates on fixed-rate loan commitments were from 6.5% to 7.75%, 6.125% to 9.0%, 6.0% to 9.125%
      and 6.75% to 9.125% at June 30, 1998, December 31, 1997 and 1996 and
      September 30, 1996, respectively. No value is placed on the commitments as the borrower is required to close at the market rates in effect on the date of closing. No fees are received in connection with such commitments.

      Unused consumer lines of credit were $6,385,000, $8,948,000, $8,219,000 and $5,657,000 at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, respectively.

      Commercial lines and letters of credit and other loan commitments were $4,022,000, $7,369,000, $3,172,000 and $4,345,000 at June 30, 1998,
      December 31, 1997 and 1996 and September 30, 1996, respectively. Commitments to sell loans to FNMA were $0, $0, $70,000 and $207,000 at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, respectively. Commitments to purchase loans were $0, $0, $171,000 and $619,000 at June 30, 1998, December 31, 1997 and 1996 and September 30,
      1996, respectively.

      Lease Commitments - The Association leases various properties for original periods ranging from 2 to 25 years. Rent expense for the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, was approximately $338,000, $304,000, $626,000, $141,000, $545,000, and
      $535,000, respectively. At December 31, 1997, future minimum lease payments under these operating leases were as follows:

      --------------------------------------------------------------------------
                      Years Ending
                      December 31,                               Amount
      --------------------------------------------------------------------------
                                                             (In Thousands)

                          1998                                   $  576
                          1999                                      514
                          2000                                      475
                          2001                                      340
                          2002                                      208
                       Thereafter                                 1,163
                                                                 ------
                         Total                                   $3,276
                                                                 ======

      Line of Credit - The Association has a $1,800,000 available line of credit with the Federal Reserve Bank of Atlanta which is secured by United States Government and agency obligations (see Note 6). At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, the Association had no outstanding advances.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      CONTINGENCIES - The Association completed its investigation of a defalcation by a former employee which may have occurred over a period of several years. The Association maintains insurance to cover such losses with a claim deductible of $200,000. An expense for the amount of the deductible was recorded during the year ended September 30, 1996. The Association notified its insurance company of the potential claim and the insurance company acknowledged coverage. The insurance company has completed its due diligence related to the claim. The Association and the insurance company are currently negotiating the terms of a settlement of the Association's claim. The terms of such settlement may not amount to the entire amount of the Association's claim in excess of the deductible. However, even in such event, management does not believe that the claim will have any material adverse effect on the Association's financial position or results of its operations.

14.   BENEFIT PLANS

      PENSION PLAN - The Association has a noncontributory, qualified pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Association and compensation rates during those years. Currently, the Association's policy is to fund the qualified retirement plan in an amount that is determined in accordance with the minimum funding standards of the Employee Retirement Income Security Act, but falls below the tax deductible contribution. Plan assets consist primarily of corporate and government agency bonds, mutual funds, common stock, and managed funds.

      Pension expense for the plan amounted to $42,000, $126,000, $251,000, $63,000, $403,000, and $578,000 for the six months ended June 30, 1998 and
      1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, respectively. Pension expense for the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995 included the following components:

      ---------------------------------------------------------------------------------------------------------------------
                                            For the Year                For the Three               For the Years Ended
                                               Ended                    Months Ended                   September 30,
                                         December 31, 1997            December 31, 1996               1996        1995
      ---------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
      Service cost                               $550                      $ 137                      $551        $603
      Interest cost                               447                        112                       453         460
      Actual return on assets                    (626)                      (156)                     (533)       (417)
      Net amortization and deferral              (120)                       (30)                      (68)        (68)
                                                 ----                      -----                      ----        ----
      Net periodic pension cost                  $251                      $  63                      $403        $578
                                                 ====                      =====                      ====        ====

      For the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, pension expense amounts were based upon actuarial computations.

      The following sets forth the funded status of the qualified plan at December 31, 1997 and 1996 and September 30, 1996:

      -------------------------------------------------------------------------------------------------------------------
                                                                   December 31,     December 31,       September 30,
                                                                       1997             1996                1996
      -------------------------------------------------------------------------------------------------------------------
                                                                                   (In Thousands)
      Actuarial present value of benefit obligations:
         Vested benefits                                              $3,903           $3,641              $3,515
         Nonvested benefits                                              472              465                 442
                                                                      ------           ------              ------
         Accumulated benefit obligation                                4,375            4,106               3,957
      Effect of anticipated future compensation levels and other
         events                                                        2,702            2,755               2,683
                                                                      ------           ------              ------
      Projected benefit obligation                                     7,077            6,861               6,640
                                                                      ------           ------              ------
      Fair value of assets held in the plan (estimated)                9,644            7,350               7,381
                                                                      ------           ------              ------
      Plan assets over projected benefit obligation                   $2,567           $  489              $  741
                                                                      ======           ======              ======

      The excess plan assets consist of the following:
      Unamortized net transition asset                                $  339           $  411              $  428
      Accrued pension cost                                              (962)          (1,335)             (1,272)
      Unrecognized net gain due to changes in assumptions              3,218            1,444               1,616
      Prior service cost                                                 (28)             (31)                (31)
                                                                      ------           ------              ------
      Total                                                           $2,567           $  489              $  741
                                                                      ======           ======              ======

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Supplemental Retirement Income Plan - During 1989, the Association's Board of Directors established a nonqualified unfunded defined benefit plan for certain officers. For the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, the net periodic expense for the officers' plan totaled $38,000, $27,000, $54,000, $13,000,
      $60,000, and $65,000, respectively. The projected benefit obligation as of December 31, 1997 and 1996 and September 30, 1996 was estimated at $480,000, $388,000 and $380,000, respectively.

      The actuarial present value of benefit obligations at December 31, 1997 and 1996 and September 30, 1996 was as follows:

       -------------------------------------------------------------------------------------------------------------------
                                                           December 31,            December 31,             September 30,
                                                               1997                   1996                       1996
       -------------------------------------------------------------------------------------------------------------------
                                                                                 (In Thousands)

       Projected benefit obligation                             $480                   $388                      $380
       Prior service cost                                         33                     41                        43
       Unrecognized net gains                                     40                     86                        87
                                                                ----                   ----                      ----
       Accrued retirement plan cost                              553                    515                       510

       Prior years accrual                                      (515)                  (506)                     (466)
       Employer contributions                                     16                      4                        16
                                                                ----                   ----                      ----
       Net periodic retirement plan expense                     $ 54                   $ 13                      $ 60
                                                                ====                   ====                      ====

      Actuarial Assumptions - Actuarial assumptions represent estimates of future experience based on the characteristics of the particular plan and its covered employees. The actuarial assumptions used in the pension plan and retirement plan valuations were as follows:


      ------------------------------------------------------------------------------------------------------------------
                                 Year Ended           Three Months Ended                      Years Ended
                                December 31,             December 31,                        September 30,
                                    1997                     1996                      1996                 1995
      ------------------------------------------------------------------------------------------------------------------
        Discount rate              7.00%                     6.75%                     6.50%                6.50%
        Asset rate                 8.50%                     8.50%                     8.00%                8.00%
        Salary scale               5.00%                     5.00%                     5.00%                6.00%

      Bankshares and the Association do not provide any material postretirement or postemployment benefits.

      Employee Stock Ownership Plan - As of December 31, 1997, the Employee Stock Ownership Plan ("ESOP") had an outstanding loan balance of $1,424,000 from an unaffiliated lender related to the purchase of 190,388 shares of common stock in the open market. Collateral for the loan was the common stock purchased by the ESOP. During the six months ended June 30, 1998, Bankshares loaned sufficient funds to the ESOP to pay off the original loan. The terms of the loan from Bankshares to the ESOP are substantially the same as the terms of the loan from the unaffiliated lender. Payment of the loan is principally from the Association's contributions to the ESOP over a period of up to seven years, and the interest rate used is New York prime, which was 8.50% at June 30, 1998. Such loan is eliminated in consolidation at June 30, 1998.

      Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plan" ("SOP 93-6") requires that the Association reflect shares allocated to employees under the ESOP as compensation expense at their fair value, rather than cost. The difference between the cost of such shares and their fair value is treated, net of tax, as an adjustment of additional paid-in capital. During the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, compensation expense related to the ESOP was $487,000, $277,000, $707,000, $183,000,
      $556,000, and $272,000, respectively.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Contributions to the ESOP will be in an amount proportional to the repayment of the ESOP loan, and will be allocated among participants on the basis of compensation in the year of allocation, up to an annual adjusted maximum level of compensation. In accordance with generally accepted accounting principles, the unallocated shares held by the ESOP are shown as a deduction from shareholders' equity.

      Recognition and Retention Plan - In January 1995, the shareholders of the Association approved the Recognition and Retention Plan (the "Recognition Plan") for certain officers and non-employee directors of the Association. Concurrent with such approval, such officers and directors were awarded 88,900 shares of common stock, which vest in five equal annual installments, starting January 1996. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period. To fund this plan, 88,900 shares were issued from authorized but unissued shares of common stock in July 1995. During the year ended September 30, 1996, unamortized deferred compensation and additional paid-in capital were adjusted to correct amounts initially recorded in connection with the Recognition Plan. Unamortized deferred compensation of $330,000 and $423,000 at June 30, 1998 and December 31, 1997,
      respectively, is reflected as a reduction of shareholders' equity. Compensation expense related to the Recognition Plan was $93,000, $93,000, $185,000, $46,000, $130,000 and $148,000 for the six months ended June 30,
      1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, respectively.

      Stock Option Plan - The Association has a stock option plan for the benefit of its directors, officers, and other key employees. The number of shares of Bankshares' common stock reserved for issuance under the stock option plan was equal to 237,986 shares or 10% of the total number of common shares issued to persons other than the MHC pursuant to the Association's conversion to the stock form of ownership. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted to the directors, officers, and employees are exercisable in five equal annual installments. The first installment became exercisable on January 18, 1996. At January 18, 1995, there were 237,450 options granted with 536 options reserved for future use. Below is a summary of transactions:

      ------------------------------------------------------------------------------------------------------------------
                                                                                              Option Price
                                                                                  --------------------------------------
                                                                 Number of             Average
                                                                  Options             Price Per          Aggregate
                                                                Outstanding             Share              Price
      ------------------------------------------------------------------------------------------------------------------
      Options Outstanding:
        Balance - September 30, 1995                               222,950              $11.125          $2,480,319
            Granted                                                     --                   --                  --
            Exercised                                               (1,220)             $11.125             (13,573)
            Canceled                                                (4,880)             $11.125             (54,290)
                                                                   -------              -------          ----------
      Balance - September 30, 1996                                 216,850                                2,412,456
            Granted                                                     --                   --                  --
            Exercised                                                   --                   --                  --
            Canceled                                                    --                   --                  --
                                                                   -------              -------          ----------
      Balance - December 31, 1996                                  216,850                                2,412,456
            Granted                                                  7,500              $19.016             142,617
            Exercised                                               (4,800)             $11.125             (53,400)
            Canceled                                                    --                   --                  --
                                                                   -------              -------          ----------
      Balance - December 31, 1997                                  219,550                                2,501,673
                                                                   -------              -------          ----------
            Granted                                                     --                   --                  --
            Exercised                                               (5,200)             $11.125             (57,850)
            Canceled                                                    --                   --                  --
                                                                   -------              -------          ----------
      Balance - June 30, 1998                                      214,350              $11.401          $2,443,823
                                                                   =======              =======          ==========

      Options exercisable at June 30, 1998, December 31, 1997 and 1996, and September 30, 1996 and 1995 were 125,610, 84,820, 43,370, 43,370, and 0, respectively. Bankshares adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-based Compensation" as of January 1, 1997.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The fair value of options granted under the stock option plan during the fiscal year ended December 31, 1997 was estimated using the Binary Option Pricing Model with the following assumptions used:

      ------------------------------------------------------------------------------------------------------------------
                    Number of    Exercise      Fair Value       Risk Free        Expected      Expected      Dividend
      Grant date     Options       Price       of Options     Interest Rate    Life (Years)   Volatility      Yield
      ------------------------------------------------------------------------------------------------------------------
      01/18/97      7,500        $19.016        $5.25            6.37%              5          15.36%         $2.67

      Had compensation cost for the stock options been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, Bankshares' net income and earnings per share for the year ended December 31, 1997 would have been reduced to the pro forma amounts indicated below:

      --------------------------------------------------------------------------
                                                             For the Year Ended
                                                              December 31, 1997
      --------------------------------------------------------------------------
      Net income
            As reported                                           $5,356,000
            Pro forma                                             $5,332,000
      Basic earnings per share
            As reported                                           $     1.09
            Pro forma                                             $     1.08

15.   MORTGAGE-BACKED BOND

      On September 30, 1983, the Association sold two of its branch offices to another financial institution with the approval of the Federal Home Loan Bank Board ("FHLBB"), predecessor to the OTS. Under terms of the sale, the Association issued a 10.94%, 30-year term mortgage-backed bond (the "Bond") for approximately $41,601,000. The Bond issue has a stated interest rate which was less than the market rate (assumed to have been 17.53%) for similar debt at the effective date of the sale. Accordingly, the Association recorded a discount on the Bond which is being accreted on the interest method over the life of the Bond.

      The Bond bears an interest rate that is adjustable semi-annually, on April 1 and October 1, to reflect changes in the average of the United States 10-year and 30-year long-term bond rates. The Bond's interest rate on June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 was 5.07%,
      5.62%, 6.20% and 5.70%, respectively. The unamortized discount at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996 was $5,196,000,
      $5,439,000, $5,929,000 and $6,052,000, respectively. Principal and interest payments are due quarterly. During the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995, approximately $243,000, $246,000, $490,000, $123,000, $496,000, and
      $498,000, respectively, of the discount was accreted.

      At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, the Association held $13,820,000, $13,039,000, $11,701,000 and $11,391,000
      (net of discounts of $9,380,000, $10,161,000, $11,499,000 and
      $11,809,000), respectively, of Salomon Brothers Certificates of Accrual on Treasury Securities ("CATS") which were purchased at the time of issuing the Bond. The accrual of interest on the CATS offsets the discount amortization of the Bond. The CATS are included in United States Government and agency obligations described in Note 3 to the consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Bond at December 31, 1997, was repayable as follows:

      -----------------------------------------------------------------------
                    Years Ending                                  Amount
                     December 31,                             (In Thousands)
      -----------------------------------------------------------------------
                          1998                                       $ 1,387
                          1999                                         1,387
                          2000                                         1,387
                          2001                                         1,387
                          2002                                         1,387
                     2003 and after                                   14,837
                                                                     -------
                          Total                                       21,772
                 Less unamortized discount                             5,439
                                                                     -------
                Total mortgage-backed bond                           $16,333
                                                                     =======

16.   REGULATORY RESTRICTIONS ON RETAINED INCOME AND REGULATORY CAPITAL
      REQUIREMENT

      The Association is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Bankshares' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of tangible capital of not less that 1.5% of adjusted total assets, total risk-based capital to risk-weighted assets of not less that 8.0%, Tier I capital equal to adjusted total assets of 3.0%, and Tier I capital to risk-weighted assets of 4.0% (as defined in the regulations). Management believes, as of December 31, 1997, that the Association meets all capital adequacy requirements to which it is subject.

      As of June 30, 1998 and December 31, 1997, the most recent notification from the OTS categorized the Association as "Well Capitalized" under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the Association must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Association's categorization.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Association is required to report capital ratios unconsolidated with Bankshares. The Association's actual capital amounts and ratios are presented in the following tables:

      -------------------------------------------------------------------------------------------------------------------
                                                                                                     To be Considered
                                                                                                     Well Capitalized
                                                                                                        for Prompt
                                                                                       For              Corrective
                                                                                 Capital Adequacy         Action
                                                                   Actual            Purposes           Provisions
                                                          ---------------------------------------------------------------
                                                               Ratio     Amount   Ratio    Amount    Ratio      Amount
      -------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in Thousands)

      As of June 30, 1998:
      Total Risk-based Capital (to Risk-weighted Assets)       18.1%    $76,509    8.0%   $33,913    10.0%       $42,391
      Core (Tier 1) Capital (to Adjusted Tangible Assets)       9.6      73,742    3.0     22,972     5.0         32,287
      Tangible Capital (to Tangible Assets)                     9.6      73,742    1.5     11,486     N/A            N/A
      Core (Tier 1) Capital (to Risk-weighted Assets)          17.4      73,742    4.0     16,956     6.0         25,434

      As of June 30, 1998, tangible assets, adjusted tangible assets, and risk-weighted assets were $765,748,000, $765,748,000, and $423,908,000, respectively.

      As of December 31, 1997:
      Total Risk-based Capital ( to Risk-weighted Assets)      18.4%     70,048    8.0%   $30,416    10.0%       $38,020
      Core (Tier 1) Capital (to Adjusted Tangible Assets)       9.8      70,681    3.0     21,609     5.0         36,014
      Tangible Capital (to Tangible Assets)                     9.8      70,681    1.5     10,804     N/A            N/A
      Core (Tier 1) Capital (to Risk-weighted Assets)          18.6      70,681    4.0     15,208     6.0         22,812

      As of December 31, 1997, tangible assets, adjusted tangible assets, and risk-weighted assets were $720,284,000, $720,284,000, and $380,197,000, respectively and $380,197,000, respectively.

      As of December 31, 1996:
      Total Risk-based Capital ( to Risk-weighted Assets)      24.7%    $78,845    8.0%   $25,492    10.0%       $31,865
      Core (Tier 1) Capital (to Adjusted Tangible Assets)      11.8      77,187    3.0     19,688     5.0         32,814
      Tangible Capital (to Tangible Assets)                    11.8      77,187    1.5      9,844     N/A            N/A
      Core (Tier 1) Capital (to Risk-weighted Assets)          24.2      77,187    4.0     12,746     6.0         19,119

      As of December 31, 1996, tangible assets, adjusted tangible assets, and risk-weighted assets were $656,277,000, $656,277,000 and $318,649,000, respectively

      As of September 30, 1996:
      Total Risk-based Capital ( to Risk-weighted Assets)      23.9%    $74,977    8.0%   $25,115    10.0%       $31,394
      Core (Tier 1) Capital (to Adjusted Tangible Assets)      11.3      73,599    3.0     19,539     5.0         32,565
      Tangible Capital (to Tangible Assets)                    11.3      73,599    1.5      9,770     N/A            N/A
      Core (Tier 1) Capital (to Risk-weighted Assets)          23.4      73,599    4.0     12,558     6.0         18,837

      As of September 30, 1996, tangible assets, adjusted tangible assets, and risk-weighted assets were $651,306,000, $651,306,000 and $313,942,000, respectively

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

      -------------------------------------------------------------------------------------------------------------------------
                                                             For the Six      For the Year     For the Three    For the Years
                                                             Months Ended        Ended         Months Ended         Ended
                                                               June 30,       December 31,     December 31,     September 30,
                                                             1998     1997        1997             1996        1996      1995
      -------------------------------------------------------------------------------------------------------------------------
                                                                                    (In Thousands)
      Supplemental disclosure of cash flow information:
          Cash paid for income taxes                       $ 2,315   $ 1,452     $ 2,836         $  220      $ 1,877   $ 3,200
                                                           =======   =======     =======         ======      =======   =======
          Cash paid for interest on deposits and other
              borrowings                                   $14,321   $12,873     $27,959         $6,255      $22,146   $17,949
                                                           =======   =======     =======         ======      =======   =======
       Supplemental schedule of noncash investing:
         and financing activities:
           Real estate acquired in settlement of loans     $   653   $    91     $   558         $   78      $   400   $ 1,394
                                                           =======   =======     =======         ======      =======   =======
           Distribution of Common Stock to fund the
            Recognition and Retention Plan                 $    --   $    --     $    --         $   --      $    --   $   989
                                                           =======   =======     =======         ======      =======   =======

18.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, as amended by SFAS No. 119, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the estimation of fair values of financial instruments, as defined in SFAS No. 107.

      Estimates of fair value are made at a specific date, based upon, where available, relevant market prices and information about the financial instrument. For a substantial portion of the financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies are likely to result in significantly different fair value estimates.

      Although management uses its best judgment in estimating the fair value of the financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which could be realized in a current transaction.

      The estimated fair values presented neither include nor give effect to the values associated with the Association's existing customer relationships, extensive branch banking network or property, or certain tax implications related to the realization of unrealized gains or losses. Also under SFAS No. 107, the fair value of non-interest-bearing checking accounts, interest-bearing NOW accounts, passbook and statement accounts, and money market accounts is equal to the carrying amount because these deposits have no stated maturity. The approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding.

      The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at June 30, 1998, December 31, 1997 and 1996 and September 30, 1996:

      Cash and Cash Equivalents - The carrying amounts reported in the Statement of Financial Condition for cash and cash equivalents approximates their fair value.

      Investments - Held to Maturity and Securities Available for Sale - Fair value is determined by reference to quoted market prices or by use of broker price estimates.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      LOANS RECEIVABLE - The fair value of loans was estimated by using a method which approximates the effect of discounting the estimated future cash flows over the expected repayment periods using rates which consider credit risk, servicing costs and other relevant factors.

      MORTGAGE-BACKED AND RELATED SECURITIES - Fair value is determined by reference to quoted market prices or by use of broker price estimates.

      Deposits - Current carrying amounts approximate estimated fair value of deposits with no stated maturity, including demand deposits, interest bearing NOW accounts, passbooks and statement accounts, and money market accounts. Fair value for fixed maturity certificate of deposit accounts was estimated by discounting the contractual cash flow using a rate which reflects the Association's cost of funds adjusted for the cost of servicing deposit accounts.

      MORTGAGE-BACKED BOND - The carrying amount of the mortgage-backed bond is a reasonable estimate of fair market value.

      ADVANCES FROM FEDERAL HOME LOAN BANK - Fair value is estimated using the Association's cost of funds adjusted for the cost of operations.

      ESOP LOAN - The carrying amount of the ESOP loan is a reasonable estimate of fair market value.

      COMMITMENTS TO EXTEND CREDIT - At June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, the fair value of commitments to extend credit was considered insignificant due to the short-term nature of the commitments.

      The estimated fair values of the financial instruments were as follows:

      ---------------------------------------------------------------------------------------------------------------------
                                      June 30, 1998        December 31, 1997     December 31, 1996    September 30, 1996
                                     Carrying     Fair     Carrying     Fair     Carrying     Fair     Carrying     Fair
                                      Value      Value      Value      Value      Value      Value      Value      Value
      ---------------------------------------------------------------------------------------------------------------------
                                                                     (In Thousands)
      Financial assets:
      Cash and cash equivalents      $ 47,425   $ 47,425   $ 25,954   $ 25,954   $ 42,442   $ 42,442   $ 44,780   $ 44,780
      Investments - held to maturity   21,443     25,539     21,388     25,585     22,139     26,266     22,293     26,093
      Securities available for sale    91,316     91,316    142,269    142,269    123,152    123,152    124,287    124,287
      Mortgage-backed and
         related securities            41,884     42,360     46,413     46,938     53,405     53,880     54,945     54,988
      Loans receivable - net          527,375    539,967    451,709    461,650    389,040    397,627    376,219    385,491

      Financial liabilities:
      Deposits                       $574,383   $571,282   $550,708   $548,321   $513,709   $511,327   $498,929   $496,529
      Mortgage-backed bond             15,883     15,883     16,333     16,333     17,230     17,230     17,453     17,453
      Advances from FHLB               75,630     59,689     57,341     57,246     34,763     34,875     36,350     36,545
      ESOP borrowings                       -          -      1,424      1,424      1,915      1,915      2,064      2,064

19.   CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

      The following condensed statements of financial condition as of June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, and the condensed statements of operations and statements of cash flows for the six months ended June 30, 1998 and 1997, the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996 and 1995 should be read in conjunction with the consolidated financial statements and the related notes. Since the organization of Bankshares was accounted for in a manner similar to a pooling of interests, these statements have been presented as if Bankshares was in existence for all periods covered by the consolidated financial statements.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Statements of Financial Condition
      -----------------------------------------------------------------------------------------------------------------------
                                                           At June 30,              At December 31,         At September 30,
                                                               1998                1997          1996              1996
      -----------------------------------------------------------------------------------------------------------------------
                                                                                         (In Thousands)
      Assets:
           Cash and cash equivalents                          $   279             $11,243       $    --          $    --
           Investment in and loans to the Association          83,151              70,527        76,578           75,504
           Other assets                                           149                  --            --               --
                                                              -------             -------       -------          -------
      Total assets                                            $83,579             $81,770       $76,578          $75,504
                                                              =======             =======       =======          =======

      Liabilities                                                $501             $   511       $   459          $   448
      Shareholders' equity                                     83,078              81,259        76,119           75,056
                                                              -------             -------       -------          -------
      Total liabilities and shareholders' equity              $83,579             $81,770       $76,578          $75,504
                                                              =======             =======       =======          =======

      Statements of Operations
      -----------------------------------------------------------------------------------------------------------------------
                                                    For the Six Months      For the      For the Three      For the Years
                                                           Ended           Year Ended     Months Ended          Ended
                                                         June 30,         December 31,    December 31,      September 30,
                                                      1998       1997         1997            1996         1996       1995
      -----------------------------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
      Income                                         $   192    $   --       $    --          $   --     $   --    $   --
      Expenses                                           148        --            41              --         --        --
                                                     -------    ------       -------          ------     ------    ------
      Income (loss) before income taxes and equity
           in earnings of the Association                 44        --           (41)             --         --        --
      Income tax benefit                                  45        --            15              --         --        --
                                                     -------    ------       -------          ------     ------    ------
      Income (loss) before equity in earnings of
           Association                                    89        --           (26)             --         --        --
      Equity in earnings of the Association            2,422     2,735         5,382           1,160      3,915     4,574
                                                     -------    ------       -------          ------     ------    ------
      Net income                                     $ 2,511    $2,735       $ 5,356          $1,160     $3,915    $4,574
                                                     =======    ======       =======          ======     ======    ======

      Statements of Cash Flows
      -----------------------------------------------------------------------------------------------------------------------
                                                    For the Six Months      For the      For the Three      For the Years
                                                           Ended           Year Ended     Months Ended          Ended
                                                         June 30,         December 31,    December 31,      September 30,
                                                      1998       1997         1997            1996         1996       1995
      -----------------------------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
      Cash flows from operating activities:
           Net income                                $ 2,511    $2,735       $ 5,356          $1,160     $3,915    $4,574
      Adjustments to reconcile net income
           to net cash used for operating
             activities:
           Equity in earnings of the Association      (2,422)   (2,735)       (5,382)         (1,160)    (3,915)   (4,574)
                 Other                                   (98)       --           (15)             --         --        --
                                                     -------    ------       -------          ------     ------    ------
      Net cash used for operating activities              (9)       --           (41)             --         --        --
                                                     -------    ------       -------          ------     ------    ------
      Cash flows from investing activities:
           Loan originations and principal
             payments on loans                        (9,901)       --            --              --         --        --
           Dividends received from Association            --       973        13,260             448      1,618       902
                                                     -------    ------       -------          ------     ------    ------
      Net cash provided by investing activities       (9,901)      973        13,260             448      1,618       902
                                                     -------    ------       -------          ------     ------    ------
      Cash flows from financing activities:
           Dividends paid                             (1,053)     (973)       (1,976)           (448)    (1,618)     (902)
                                                     -------    ------       -------          ------     ------    ------
      Net cash used for financing activities          (1,053)     (973)       (1,976)           (448)    (1,618)     (902)
                                                     -------    ------       -------          ------     ------    ------
      Net increase (decrease) in cash and
             cash equivalents                        (10,963)       --        11,243              --         --        --
      Cash and cash equivalents, beginning of
             period                                   11,242        --            --              --         --        --
                                                     -------    ------       -------          ------     ------    ------
      Cash and cash equivalents, end of period       $   279    $   --       $11,243          $   --     $   --    $   --
                                                     =======    ======       =======          ======     ======    ======

      Payment of dividends to Bankshares by the Association is subject to various limitations by bank regulatory agencies. Undistributed earnings of the Association available for distribution as dividends under these limitations were $21,185,000, $30,773,000, $27,203,000 and $1,618,000 as of June 30, 1998, December 31, 1997 and 1996 and September 30, 1996, respectively.

COMMUNITY SAVINGS BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.   QUARTERLY FINANCIAL DATA (Unaudited)

                                                                      Quarter Ended
      --------------------------------------------------------------------------------------------------------------------
                                                                 March 31,      June 30,
      --------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars In Thousands)
      Six months ended June 30, 1998:
           Interest income                                       $13,358        $13,469
           Interest expense                                        7,299          7,356
                                                                 -------        -------
                Net interest income                                6,059          6,113

           Provision for loan losses                                 117             96
           Other income                                              934            821
           Operating expense                                       4,963          4,882
           Provision for income taxes                                681            677
                                                                 -------        -------
           Net income                                            $ 1,212        $ 1,279
                                                                 =======        =======
           Basic earnings per share                              $  0.25        $  0.26
                                                                 =======        =======
           Diluted earnings per share                            $  0.24        $  0.25
                                                                 =======        =======
                                                                                       Quarter Ended
      --------------------------------------------------------------------------------------------------------------------
                                                                 March 31,      June 30,     September 30,    December 31,
      --------------------------------------------------------------------------------------------------------------------
                                                                                (Dollars In Thousands)
      Year ended December 31, 1997:
           Interest income                                       $12,020        $12,557         $12,894         $12,845
           Interest expense                                        6,448          6,813           7,036           7,093
                                                                 -------        -------         -------         -------
                Net interest income                                5,572          5,744           5,858           5,752

          Provision for loan losses                                   30             53             138              43
           Other income                                              891            971           1,522             801
           Operating expense                                       4,293          4,512           4,973           4,783
           Provision for income taxes                                789            767             720             654
                                                                 -------        -------         -------         -------
           Net income                                             $1,351        $ 1,383         $ 1,549         $ 1,073
                                                                 =======        =======         =======         =======
           Basic earnings per share                               $ 0.27        $  0.28         $  0.31         $  0.22
                                                                 =======        =======         =======         =======
           Diluted earnings per share                             $ 0.27        $  0.27         $  0.31         $  0.21
                                                                 =======        =======         =======         =======
                                                                             Quarter Ended
      --------------------------------------------------------------------------------------------------------------------
                                            December 31, 1995   March 31,     June 30,      September 30,    December 31,
      --------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars In Thousands)
      Year ended December 31, 1996
         and three months ended
         December 31, 1995
           Interest income                        $10,205       $10,748       $11,091          $11,845         $11,896
           Interest expense                         5,349         5,834         5,724            5,952           6,378
                                                  -------       -------       -------          -------         -------
                Net interest income                 4,856         4,914         5,367            5,893           5,518

           Provision for loan losses                   40             2            38               28             243
           Other income                             1,080           967           370              927           1,225
           Operating expense                        4,189         3,992         4,277            7,142           4,644
           Provision (benefit) for
               income taxes                           667           619          (361)            (164)            696
                                                  -------       -------       -------          -------         -------
           Net income (loss)                      $ 1,050       $ 1,268       $ 1,283          $  (186)        $ 1,160
                                                  =======       =======       =======          =======         =======
           Basic earnings (loss) per share        $  0.22       $  0.26       $  0.37          $ (0.04)        $  0.24
                                                  =======       =======       =======          =======         =======
           Diluted earnings (loss) per share      $  0.22       $  0.26       $  0.36          $ (0.04)        $  0.23
                                                  =======       =======       =======          =======         =======

      The quarter ended June 30, 1996 results of operations include a $1,140,000 credit to the income tax provision related to the reversal of a liability accrued in prior years which management concluded was no longer necessary.

      The quarter ended September 30, 1996 results of operations include a one-time special assessment of $2,800,000 for the recapitalization of the SAIF administered by the FDIC.

21.   SUBSEQUENT EVENT-THE CONVERSION (UNAUDITED)

      On July 29, 1998, as amended subsequently on August 13, 1998, the Boards of Directors of Bankshares, the Association and MHC adopted a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan"). Pursuant to the Plan, (1) Bankshares will convert from a federally chartered corporation to a federally chartered interim saving association and simultaneously merge with and into the Association with the Association being the survivor thereof; (2) MHC, which owns a majority of the issued and outstanding common stock of Bankshares, will convert from the mutual to stock form and simultaneously merge into the Association, with the Association being the surviving entity; (3) the Association will then merge into an interim institution ("Interim") to be formed as a wholly owned subsidiary of Community Savings Bankshares, Inc., a newly formed Delaware corporation (the "Holding Company") formed in connection with the reorganization, with the Association being the surviving entity; and (4) the outstanding shares of Bankshares' common stock (other than those held by MHC, which will be canceled) will be converted into shares of common stock of the Holding Company. The Holding Company will then offer for sale pursuant to the Plan additional shares equal to approximately 51.86% of the common stock of the Holding Company. Consummation of the Plan is subject to (1) the approval of the members of MHC, (ii) the shareholders of Bankshares and (iii) various regulatory agencies.

      Pursuant to the Plan, shares of the Holding Company's common stock will be offered initially for subscription by eligible members of MHC and certain other persons as of specified dates subject to various subscription priorities as provided in the Plan. The common stock will be offered at a price to be determined by the Boards of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Boards of Directors in conjunction with the determination of the price at which the shares will be sold. At least the minimum number of shares offered in the conversion must be sold. Any common stock not purchased in the subscription offering will be sold in a community offering expected to be commenced simultaneously with the subscription offering.

      The Plan provides that when the conversion is completed, a "Liquidation Account" will be established in an amount equal to the amount of dividends waived by MHC plus the greater of (1) the retained earnings of the Association as of March 31, 1994 or (2) 51.34% of the Bankshares' total shareholders' equity as reflected in the latest statement of financial condition contained in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of the Association to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Association after the conversion. In the unlikely event of a complete liquidation of the Association, and only in such an event. Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

      Current regulations allow the Association to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Association's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account based on its capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of the Association or the Holding Company for three years after the conversion, except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all shareholders and with prior approval of the Office of Thrift Supervision or pursuant to an open market stock repurchase program that complies with certain regulatory criteria. Bankshares, the Association and MHC have retained the services of both a marketing firm and legal counsel for the specific purpose of implementing the Plan. Costs relating to the conversion will be deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. As of June 30, 1998 (unaudited), there were no deferred costs related to the conversion. If the conversion is not completed, deferred costs will be charged to operations.

================================================================================

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE MHC, THE MID-TIER HOLDING COMPANY, THE ASSOCIATION OR FBR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, THE MID-TIER HOLDING COMPANY OR THE ASSOCIATION SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF.

                              ---------------------
                                TABLE OF CONTENTS
                              ---------------------


                                                                            Page
                                                                            ----
Summary..................................................................
Selected Financial Data..................................................
Summary of Recent Developments...........................................
Risk Factors.............................................................
Use of Proceeds..........................................................
Dividend Policy..........................................................
Market for Common Stock..................................................
Regulatory Capital.......................................................
Capitalization...........................................................
Pro Forma Data...........................................................
Condensed Statements of Operations.......................................
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..........................................................
Management Purchases.....................................................
Business ................................................................
Regulation...............................................................
Taxation.................................................................
Management ..............................................................
Proposed Management Purchases............................................
The Conversion ..........................................................
Restrictions on Acquisition of the
  Company and the Association............................................
Description of Capital Stock of the Company..............................
Change in Auditors.......................................................
Experts..................................................................
Legal Matters............................................................
Additional Information...................................................
Index to Financial Statements............................................

UNTIL ____ __, 1998 OR 25 DAYS AFTER COMMENCEMENT OF THE SYNDICATED COMMUNITY OFFERING, IF ANY, WHICHEVER IS LATER, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================



                                 _________SHARES





                                COMMUNITY SAVINGS
                                BANKSHARES, INC.


                          (Proposed Holding Company for
                            Community Savings, F. A.)






                                  COMMON STOCK











                              --------------------
                                   PROSPECTUS
                              --------------------





                              --------------------






                                 _____ __, 1998


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1).

         SEC filing fees................................................     $   50,718
         OTS filing fees................................................          8,400
         Nasdaq filing fees.............................................         93,000
         Printing, postage and mailing .................................        375,000
         Legal fees.....................................................        200,000
         Blue Sky filing fees and expenses..............................         10,000
         Accounting fees................................................        125,000
         Appraiser's fees (including preparation of business plan)......         33,500
         Conversion agent fees and expenses.............................         40,000
         Transfer and exchange agent fees and expenses..................         15,000
         Stock center telephone, temporary support staff and equipment;
              special meetings expenses.................................         60,000
         Miscellaneous..................................................         52,002
                                                                             ----------
              TOTAL.....................................................     $1,062,620
                                                                             ==========

         In addition to the foregoing expenses, Friedman, Billings, Ramsey & Co., Inc. will receive fees based on the number of shares of Conversion Stock sold in the Conversion, plus expenses. Based upon the assumptions and the information set forth under "Pro Forma Data" and "The Conversion - Marketing Arrangements" in the Prospectus, it is estimated that such fees will amount to $334,493, $393,795, $453,115 and $521,328 in the event that 4,871,209 shares,
5,730,659 shares, 6,590,357 shares and 7,578,961 shares of Conversion Stock are sold by the Company in the Conversion, respectively.

ITEM 14.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and the Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions.

         Article 10 of the Registrant's Certificate of Incorporation provides as follows:

         ARTICLE 10. INDEMNIFICATION. The Corporation shall indemnify its directors, officers, employees, agents and former directors, officers, employees and agents, and any other persons serving at the request of the Corporation as a director, officer, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such director, officer, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the General Corporation Law of the State of Delaware, provided, however, that the Corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without its prior written consent. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall inure to the benefit of the heirs, executors and administrators of any such person. The Corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the Corporation would have the power to indemnify them against such liability under the provisions of this Article 10.

         Article VI of the Company's Bylaws provides as follows:

         6.1 INDEMNIFICATION. The Corporation shall provide indemnification to its directors, officers, employees, agents and former directors, officers, employees and agents and to others in accordance with the Corporation's Certificate of Incorporation.

         6.2 ADVANCEMENT OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding described in Section 6.1 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

         6.3 OTHER RIGHTS AND REMEDIES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such person.

         6.4 INSURANCE. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer of employee of the Corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of its Certificate of Incorporation or this Article VI.



         6.5 MODIFICATION. The duties of the Corporation to indemnify and to advance expenses to a director, officer or employee provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

ITEM 15.      RECENT SALES OF UNREGISTERED SECURITIES

         The only securities sold by the Registrant to date consist of 100 shares of common stock issued on August 13, 1998, to its sole incorporator, Community Savings, F. A., for $10.00 per share, which shares will be cancelled upon consummation of the Conversion. Because the shares were sold to only on entity and were sold only to facilitate the incorporation of the Registrant, the sale was exempt from registration under the Securities Act of 1933 pursuant to
Section 4(2) thereof.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

         The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

         (a)  LIST OF EXHIBITS (filed herewith unless otherwise noted)

    1.1  Engagement Letter with Friedman, Billings, Ramsey & Co., Inc.*

    1.2  Form of Agency Agreement with Friedman, Billings, Ramsey & Co., Inc.*
    2.1  Plan of Conversion, as amended*

    3.1  Certificate of Incorporation of Community Savings Bankshares, Inc.*
    3.2  Bylaws of Community Savings Bankshares, Inc.*
    4.0  Form of Stock Certificate of Community Savings Bankshares, Inc.*

    5.0  Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality*
    8.1 Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: Federal tax matters*

    8.2  Opinion of Crowe, Chizek and Company LLP re: Florida tax matters*
    8.3  Letter of FinPro, Inc. re: Subscription Rights*
   10.1  1995 Stock Option Plan*
   10.2  1995 Recognition and Retention Plan for Employees and Outside
         Directors*

   10.3 Form of Employment Agreement between Community Savings Bankshares, Inc., Community Savings, F.A. and James B. Pittard, Jr.*
   10.4 Form of Change in Control Agreement between Community Savings Bankshares, Inc., Community Savings, F.A. and James B. Pittard, Jr.*
   10.5 Form of Change in Control Agreement with Certain Officers of Community Savings Bankshares, Inc. and Community Savings, F.A.*

   16.0  Letter from Deloitte & Touche LLP

   23.1  Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits
         5.0 and 8.1, respectively)*
   23.2  Consent of Deloitte & Touche LLP*

   23.3  Consent of Crowe, Chizek and Company LLP (included in Exhibit 8.2)*

   23.4  Consent of FinPro, Inc.*
   24.0 Power of Attorney (previously included in Signature Page of this Registration Statement)*
   27.0  Financial Data Schedule*
   99.1 Proxy Statement and form of proxy for solicitation of members of ComFed, M.H.C.*
   99.2 Proxy Statement and form of proxy for solicitation of shareholders of Community Savings Bankshares, Inc. (a federal corporation)*
   99.3  Subscription Order Form and Instructions*
   99.4  Additional Solicitation Material*
   99.5  Appraisal Report of FinPro, Inc.*
   99.6  Updated Appraisal Report of FinPro, Inc.

-------------
* Previously filed.

         (b)  FINANCIAL STATEMENT SCHEDULES

         All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17.      UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         The undersigned Registrant hereby undertakes to furnish stock certificates to or in accordance with the instructions of the respective purchasers of the Common Stock, so as to make delivery to each purchaser promptly following the closing under the Plan of Conversion.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida on October 26, 1998.


                                   COMMUNITY SAVINGS BANKSHARES, INC.


                                   By: /s/ JAMES B. PITTARD, JR.
                                      ---------------------------------
                                           James B. Pittard, Jr.
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed for the following persons in the capacities indicated by James B. Pittard, Jr. as each such person's duly appointed attorney on the dates indicated.




             Name                                          Title                                  Date
-----------------------------------          ----------------------------------            -----------------

/s/ FREDERICK A. TEED                        Chairman of the Board                          October 26, 1998
---------------------------------
Frederick A. Teed


/s/ JAMES B. PITTARD, JR.                    President and Chief Executive
---------------------------------            Officer                                        October 26, 1998
James B. Pittard, Jr.

/s/ FOREST C. BEATY, JR.                     Director                                       October 26, 1998
---------------------------------
Forest C. Beaty, Jr.


/s/ ROBERT F. CROMWELL                       Director                                       October 26, 1998
---------------------------------
Robert F. Cromwell


              Name                                        Title                                  Date
-----------------------------------          ----------------------------------            -----------------

/s/ KARL D. GRIFFIN                          Director                                       October 26, 1998
---------------------------------
Karl D. Griffin


/s/ HAROLD I. STEVENSON                      Director                                       October 26, 1998
---------------------------------
Harold I. Stevenson


/s/ LARRY J. BAKER                           Senior Vice President, Chief                   October 26, 1998
---------------------------------            Financial Officer and Treasurer
Larry J. Baker                               (principal financial and
                                             accounting officer)